As filed with the Securities and Exchange Commission on October 1, 2010
Registration No. 333-167617
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ReSearch Pharmaceutical Services, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	8731	20-4322769
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification Number)

520 Virginia Drive
Fort Washington, Pennsylvania 19034
(215) 540-0700
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Offices)

Steven Bell
Executive Vice President of Finance and Chief Financial Officer
520 Virginia Drive
Fort Washington, Pennsylvania 19034
(215) 540-0700
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:

Stephen T. Burdumy, Esq. Matthew M. McDonald, Esq. Drinker Biddle & Reath LLP One Logan Square, Ste. 2000 Philadelphia, Pennsylvania 19103 (215) 988-2700	Brent B. Siler, Esq. Cooley LLP Reston Town Center 11951 Freedom Drive Reston, Virginia 20190 (703) 456-8000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 1, 2010

Preliminary Prospectus

           Shares

Common Stock

We are offering           shares of our common stock and the selling stockholders identified in this prospectus are offering           shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is the initial public offering of our common stock in the United States, and no public market currently exists for our common stock. We expect the initial public offering price to be between $      and $      per share. We have applied to list our common stock on The NASDAQ Global Market under the symbol “RPSE.”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL

Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to ReSearch Pharmaceutical Services, Inc. (Before Expenses)	$	$
Proceeds to Selling Stockholders (Before Expenses)	$	$

Delivery of the shares of common stock is expected to be made on or about          , 2010. We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase, on the same terms and conditions set forth above, up to an additional           shares of our common stock to cover overallotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us and the selling stockholders will be $      and the total proceeds to us and the selling stockholders, before expenses, will be $     .

Jefferies & Company

William Blair & Company	Lazard Capital Markets

Prospectus dated          , 2010

RPS and the RPS logo are our service marks. All other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

We intend to effectuate a          for           reverse stock split of our common stock prior to the consummation of this offering. As of the date of this preliminary prospectus, we have not yet effectuated a reverse stock split.

You should rely only on the information contained in this prospectus. Neither we, the selling stockholders nor the underwriters, have authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

Prospectus Summary

This summary highlights the information appearing elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of the information that you may consider important in making your investment decisions, we encourage you to read the entire prospectus. Among the other information in this prospectus, you should carefully consider the information set forth under the heading “Risk Factors” and our consolidated financial statements and related notes beginning on page F-1 of this prospectus. Unless the context requires otherwise, the words “RPS,” “we,” “our company,” “us” and “our” refer to ReSearch Pharmaceutical Services, Inc. and its subsidiaries.

Overview

We are a global, next-generation clinical research organization, or CRO, providing clinical development services to the biopharmaceutical industry. Our services support the design, initiation and management of our clients’ clinical trials programs that are required to obtain regulatory approval to market biopharmaceutical products. We provide these services either as integrated solutions, embedded within the client’s internal clinical development operations and supporting the entire breadth of the client’s drug development pipeline, or on a more traditional project-by-project basis. Our innovative, next-generation business model allows us to leverage our clients’ existing processes to improve quality, increase the speed of product development and reduce overall development costs while allowing our clients to maintain control of their development portfolio. This flexible approach enables us to tailor our service offerings to meet the differing needs of small, mid-sized and large biopharmaceutical companies. We offer our services on a global basis, including in North America, Latin America, Europe and Asia, and we have developed a diverse client mix including 14 of the 15 largest pharmaceutical companies in the world. We have grown our service revenue from $62.8 million in 2005 to $200.5 million in 2009, a compounded annual growth rate of 33.7%. In the six months ended June 30, 2010, we generated $122.4 million of service revenue, a 30.6% increase over service revenue of $93.7 million for the first six months of 2009.

Traditional CROs are typically engaged to provide various services on a project-by-project basis, such as project planning, clinical investigator and patient recruitment, clinical trial monitoring, data management, biostatistical analysis and regulatory reporting for a specific clinical trial for a drug candidate. Although some of our clients choose to contract with us for these services on an individual project basis, we typically provide our services in the form of integrated, embedded solutions, a business model we pioneered. In our integrated solutions, we collaborate more closely with the client, with an ability to work across multiple clinical trials, product candidates and clinical development functions. In many of our integrated engagements, we also provide long-term strategic clinical development planning services. While our integrated solutions are primarily targeted at large biopharmaceutical companies, we also offer a wide spectrum of project-based solutions to small and mid-sized biopharmaceutical clients, as well as hybrid solutions combining our integrated and project-based offerings.

We offer a comprehensive suite of outsourced solutions focused on Phases II through IV of the clinical development process, which encompasses late-stage and post-marketing clinical trials. According to Frost and Sullivan, a market research firm, research and development spending by the global pharmaceutical industry is expected to grow from $109 billion in 2009 to $169 billion in 2015, a compound annual growth rate of 7.7%. Spending in Phase II through IV in the United States is expected to grow as a percentage of total research and development spending from 66% in 2009 to 69% by 2015. Additionally, according to Frost & Sullivan, CRO revenues, as a percentage of global research and development spending, is expected to be 19.6% in 2010. Traditional project-based CROs target this 19.6% of the research and development spending, the outsourced portion of this market. By contrast, we seek to address a significantly larger portion of the research and development spending market by integrating our clinical development solutions into various levels of our clients’ operations, allowing us to target both the outsourced and in-house components of our clients’ Phase II through IV clinical expenditures.

We believe that our clinical expertise, coupled with our personnel resourcing capabilities, represent a competitive advantage in recruiting and managing the experienced and skilled professionals required to successfully execute our business model and differentiate our service offerings from those of project-based CROs. Our personnel resourcing division is organized into dedicated teams, each focused on a key functional area within the clinical development field. We have a highly experienced professional staff of over 2,300 individuals averaging over 12 years of experience in the industry, and our proprietary database includes approximately 188,000 additional clinical trial professionals around the world. We believe our personnel resourcing capabilities, which we refer to as resourcing engines, enable us to proactively allocate human capital by identifying the expertise needed on each client program and matching those needs with the availability, capacity and expertise of the most appropriate professionals. We believe this ability to rapidly resource, allocate and redeploy, or “re-resource,” our highly experienced professional staff is essential in providing integrated solutions that enable us to achieve improved quality of trial execution, accelerated clinical development timelines and cost savings for our clients.

We believe our integrated solutions provide clients with the flexibility to expand their clinical research capabilities while decreasing permanent headcount, support infrastructure and overall development expenditures. Our solutions allow our clients to outsource those portions of the clinical development process for which the greatest efficiencies and savings can be realized, while maintaining control over key clinical development functions. In our integrated engagements, we create a strategic and interdependent relationship with our clients, which we believe allows us to better anticipate our clients’ clinical capacity needs and efficiently deploy our skilled clinical professionals to meet these requirements. We believe that our integrated solutions allow our clients to more effectively utilize their existing resources, processes and systems, thus minimizing redundancies and avoiding duplicative costs.

Our expertise allows us to design our solutions in collaboration with a broad range of clients, from emerging biotechnology companies to some of the largest biopharmaceutical corporations. Our project-based solutions are more appropriate for some of our clients, particularly smaller biopharmaceutical companies that lack substantial clinical infrastructure. Our integrated programs typically appeal to larger biopharmaceutical companies. We aim to leverage our clinical operations and functional management expertise, along with customized processes and clinical operating systems, to meet the needs of all of our clients. We believe our integrated solutions, combined with our innovative resourcing engines and operational expertise, are competitive differentiators that have resulted in broad adoption of our solutions in the biopharmaceutical industry.

Our Industry

The biopharmaceutical industry is facing a number of pressures, including rising costs, increasing regulatory complexity, a struggling global economy and the inherent risks associated with pre-clinical and clinical biopharmaceutical development. In order to address these challenges, we believe that biopharmaceutical companies are increasingly turning to innovative alternatives to traditional, project-based CRO outsourcing that better meet their needs, such as our integrated solutions. The market for CROs originally developed from a need for additional clinical development capacity, which led to the outsourcing of basic drug development services and projects. At first, biopharmaceutical companies tended to work with multiple CROs simultaneously, resulting in fragmentation, inefficiencies, lack of coordination and often unreliable performance. Over time, quality and consistency among CROs became increasingly important to biopharmaceutical companies, who rationalized their CRO usage by assigning projects to CROs based on the breadth of services they offered and their prior experience. Today, biopharmaceutical companies are seeking an increasingly broad range of high quality, cost-effective services and more customized solutions, including, in many cases, the option to outsource entire clinical development functions. We developed our business model to meet this emerging demand, providing our clients with the increased flexibility, quality, commitment and stability they require to meet their drug development needs while reducing their costs. Because we are able to provide our services across our client’s drug development pipeline rather than limiting our services to a single clinical trial or project, we believe our business model represents a positive evolution in strategic outsourcing.

Outsourcing Drivers

The challenges faced by today’s biopharmaceutical companies create a number of opportunities to provide outsourced services at various points throughout the clinical development process. These drivers include:

•	Continued growth in outsourced research and development spending—Growth in our industry derives both from growth in the research and development budgets of the biopharmaceutical industry and from increases in the proportion of those budgets directed to outsourced service providers. According to Frost and Sullivan, research and development spending by the biopharmaceutical industry is expected to grow at a rate of approximately 7.7% per year from 2009 to 2015. This growth is expected to be driven by increased competition, product innovation, advances in research and clinical analysis, and the desire to fill the pipelines of many large biopharmaceutical companies, which are facing patent expirations of a significant portion of their drug portfolios. As biopharmaceutical companies have limited internal resources to conduct additional clinical trials, or seek to more efficiently manage their internal resources, we believe this results in a growing demand for outsourced services.

•	Increasing cost pressures and need for enhanced efficiencies—With greater pressure on biopharmaceutical companies to reduce fixed costs and better manage drug development resources, outsourcing provides a mechanism to shift from fixed to variable costs, which can improve a biopharmaceutical company’s cost structure and return on investment. In addition, biopharmaceutical companies are increasingly adopting creative solutions that allow them to reduce costs and enhance the efficiency and quality of clinical trial execution while maintaining control of the clinical development process.

•	Increasing complexity of industry needs driven by tougher regulatory environment—Global drug regulators, including the U.S. Food and Drug Administration, or FDA, are increasingly requiring more clinical trials, longer trial periods and greater amounts of clinical data before granting approval to market a drug. According to the Pharmaceutical Research and Manufacturers of America, a trade group for the pharmaceutical and biotechnology industry, the average time to take a new drug from discovery to market in the United States ranges from approximately 10 to 15 years. This lengthy drug development timeline has led many companies to increase their pipelines of drugs in development in order to maximize their chances of identifying successful products. Outsourcing can allow biopharmaceutical companies to manage the increased complexity of a growing drug development pipeline in a cost-effective manner.

•	Increased globalization of clinical trials—Biopharmaceutical companies are increasingly seeking to access additional patient populations and trial participants, identify new markets for their products, shorten development times and reduce costs by conducting trials in multiple countries. These trends require that biopharmaceutical companies have access to outsourcing solutions on a global basis.

•	Priorities of smaller and emerging biopharmaceutical companies—Smaller and emerging biopharmaceutical companies commonly elect not to build their own in-house clinical development capabilities, instead focusing their resources on early-stage drug discovery or on sales and marketing. Outsourcing clinical development functions enables smaller biopharmaceutical companies to focus on developing their drugs by providing access to necessary clinical development services, without the high fixed costs of developing such capabilities internally.

Through our innovative, next-generation business model, we believe we are able to address the needs of the biopharmaceutical industry by providing flexible outsourcing solution that includes both integrated and project-based service offerings. The flexibility of our model benefits our clients by lowering their costs, improving the quality of their clinical trial execution, and accelerating the clinical development timeline for their product candidates.

The RPS Solution

We have created a next-generation CRO by targeting both the outsourced and in-house portions of Phase II through Phase IV clinical development expenditures. Our model combines innovative, integrated services with traditional project-based CRO services, enabling us to tailor our solutions to best meet the differing needs of our clients. The key aspects of our business model include:

•	Integrated, flexible approach and a true partnership with our clients—Our integrated solutions emphasize close collaboration with our clients, allowing our clients to realize efficiencies and cost savings, while permitting them to maintain control over key medical and regulatory decision-making processes. We believe that this approach helps to maximize the effective use of our clients’ existing resources, processes and systems, while enhancing real-time communication and coordination between us and our clients and avoiding duplicative infrastructure costs. Through our integrated solutions, we create a strategic and interdependent relationship that embeds our services within our clients’ clinical development operations. In some cases, we convert our clients’ employees into members of our professional staff.

•	Greater visibility into our clients’ product pipeline and needs—We have developed integrated solutions that have a wider scope and product pipeline coverage than the project-based services provided by traditional CROs. Our integrated solutions can potentially cover all aspects of a client’s clinical development programs. We believe this deeper and more expansive level of involvement with our clients allows us to better foresee potential client needs, which can lead to strategic solutions that directly involve us in our clients’ clinical development requirements and planning.

•	Demonstrated ability to identify, recruit, deploy, re-resource and retain a specialized professional staff—We believe that our resourcing and re-resourcing capabilities, combined with our clinical expertise, represent a significant competitive advantage in attracting and retaining the high-quality personnel required to successfully execute our innovative business model and differentiate our service offerings from those of traditional project-based CROs. We can rapidly identify and deploy highly experienced professionals to staff our engagements, which is an essential part of delivering our integrated solutions. The key driver of this core expertise has been the development of our resourcing engines, with dedicated in-house teams that leverage our broad and deep networks to proactively resource and re-resource experienced professionals across key functional and therapeutic areas within the clinical development field. We have built an extensive database consisting of approximately 188,000 experienced professionals available to join our professional staff. Through our resourcing and re-resourcing processes, we can maximize our professional staff’s expertise, capacity and job satisfaction, allowing them to more efficiently and effectively meet our clients’ needs.

•	Broad range of differentiated, cost-saving services, designed for large, mid-sized and small biopharmaceutical companies—We believe we are well-positioned to meet the differing needs of our broad client base. Our large biopharmaceutical clients typically prefer our integrated solutions, which provide the flexibility for our clients to cost-effectively expand their clinical research capabilities across their entire pipeline of drug candidates and across multiple clinical development functions without adding permanent headcount and additional support infrastructure. The more tactical needs of our smaller biopharmaceutical clients typically require project-based solutions. For mid-sized clients, we are also able to offer the flexibility of a hybrid approach, combining integrated and project-based solutions within a single engagement.

•	High level of flexibility—Our ability to quickly deploy and redeploy a specialized workforce, combined with a lack of duplication of infrastructure, allows us to rapidly scale our programs in accordance with variations in our clients’ research and development pipeline. With our integrated solutions, by utilizing a client’s existing clinical systems and processes, we eliminate the need to build a separate infrastructure for new projects, thereby reducing costs and accelerating the drug development process.

Investment Highlights

We believe our next-generation business model has allowed us to differentiate ourselves from our competitors. Our advantages include:

•	Leader in integrated clinical development solutions—We built RPS to be the first CRO to approach the biopharmaceutical industry with integrated solutions. Our integrated solutions allow us to build strategic working relationships with our clients, which we believe has helped us to establish our brand name and develop recognition in the industry as a leader and an innovator.

•	Business model validation from a diverse client base—We believe our next-generation model is validated by our client base, including many large biopharmaceutical clients globally. Our client base includes 14 of the 15 largest biopharmaceutical companies worldwide.

•	Integrated relationships enhance high customer retention and revenue visibility—In our integrated engagements, we create strategic and interdependent relationships with our clients, which we believe promote long-term customer relationships with stable revenue streams and enhance our visibility into future revenue opportunities. We believe the depth and interconnected nature of our relationships with our clients helps to maximize customer retention.

•	Global platform to meet the needs of our clients—Over the last several years, we have been building our global infrastructure. We began this process in 2005 with the opening of our Canadian and Latin American operations and have continued our global expansion with acquisitions in Europe in 2008 and China in 2009. With our global infrastructure that is now in place, we believe we are well positioned to service the growing global needs of our clients.

•	Strong financial track record—Our service revenue grew at a compound annual growth rate of 33.7% from 2005 to 2009. We continue to expand our business through organic growth supplemented with selective acquisitions. Our growth has continued in 2010, with service revenue of $122.4 million for the first six months, representing a 30.6% increase over the same period in 2009. Our EBITDA has grown from $308,000 in 2005 to $10.0 million in 2009. Our net income has improved from a loss of $1.7 million in 2005 to income of $2.6 million in 2009. For a reconciliation of EBITDA to net income, see the section of this prospectus summary entitled “Summary Consolidated Financial Data.”

•	Experienced management—Our senior management team is composed of highly experienced veterans of public companies and the CRO, biopharmaceutical, staffing and outsourcing industries. Daniel M. Perlman, our Chief Executive Officer, has over 20 years of experience in outsourcing services to the biopharmaceutical industry, and Dr. Harris Koffer, our President and Chief Operating Officer, has 30 years of experience in clinical drug development. Steven Bell, our Chief Financial Officer, has over 30 years of public accounting and chief financial officer experience.

Our Growth Strategy

We intend to capitalize on increasing customer adoption of our next-generation model to drive revenue and earnings growth through 2010 and beyond. Our growth strategy includes the following initiatives:

•	Leverage our global capabilities to enhance and expand our ability to execute global programs—We have built a global infrastructure with operations in North America, Latin America, Europe and Asia. We plan to continue to evaluate acquisition opportunities, with a particular focus on Eastern Europe and Asia. We anticipate that increasing our global capabilities will drive the expansion of existing engagements and new program awards with global requirements.

•	Develop further opportunities from our existing integrated accounts—Our current integrated solutions have allowed us to grow multiple, long-term engagements by cross-selling and expanding into other functional areas once we have begun working with a client. We believe there are opportunities for continued and accelerated growth by focusing on this strategy. As an example, we began site management responsibilities for a client initially and then successfully expanded our responsibilities into study management, data management, medical writing and other clinical areas.

•	Continue to add new accounts—We plan to leverage the growing demand for outsourced clinical development services to reach new clients. We see opportunity in the large pipeline of drugs in development to further drive our growth strategy. We believe that continued growth in research and development spending, along with increased demand for outsourced solutions, represents a significant opportunity for us to add new accounts.

•	Leverage our infrastructure to enhance profitability—Our historical investment in our global expansion provides us with the opportunity to capitalize on our investment as we grow our revenue. We believe that this historical investment, along with our ability to leverage our clients’ existing infrastructure through our integrated solutions, could mean that with less additional investment in our own infrastructure, we would be able to expand the services we provide our clients. By leveraging our innovative model and current cost structure as our revenues grow, we expect to enhance our profitability.

•	Expand suite of services offered—We are expanding our suite of service offerings to include both non-clinical services, such as analytical chemistry, and clinical services, such as Phase IV post-marketing surveillance services. We believe this will enhance our ability to provide services tailored to our clients’ needs.

Corporate Information

Our predecessor, ReSearch Pharmaceutical Services, Inc., a Pennsylvania corporation, or Old RPS, was incorporated in Pennsylvania in 1994. We were incorporated in Delaware on January 30, 2006, as Cross Shore Acquisition Corporation, or Cross Shore. Old RPS merged into a wholly owned subsidiary of Cross Shore in 2007, and as a result of the merger, Old RPS became ReSearch Pharmaceutical Services, LLC, a Delaware limited liability company. Cross Shore, which changed its name to ReSearch Pharmaceutical Services, Inc. in conjunction with the merger, now conducts all of its operations and business activities through its wholly owned subsidiary, ReSearch Pharmaceutical Services, LLC. Our principal executive offices are located at 520 Virginia Drive, Fort Washington, Pennsylvania 19034. Our telephone number is (215) 540-0700. Our website address is www.rpsweb.com. Information contained in or that can be accessed through our website is not incorporated by reference into this prospectus and should not be considered part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding immediately after the offering	shares

Use of proceeds

We estimate that our net proceeds from this offering, after deducting underwriting discounts and commissions and offering expenses payable by us, will be $      million, or $      million if the underwriters exercise their overallotment option in full, based upon an assumed initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders.

We anticipate that we will use the net proceeds we receive from this offering to repay the outstanding balance of approximately $10.9 million under our working capital line of credit that matures in October 2012, with the remainder for general corporate purposes and working capital, including to promote the further development and expansion of our service offerings globally. We may also use a portion of the net proceeds to acquire complementary businesses or assets, although we currently have no agreements or commitments with respect to any acquisitions.

Please read “Use of Proceeds.”

NASDAQ Global Market listing

We have applied to list our common stock on the NASDAQ Global Market under the symbol “RPSE.”

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 10 of this prospectus and all other information set forth in this prospectus before deciding to invest in our common stock.

Outstanding shares

The number of shares of our common stock to be outstanding after this offering is based on 37,216,052 shares outstanding as of June 30, 2010, and excludes as of that date:

•	2,908,393 shares of common stock issuable upon exercise of outstanding options with a weighted average exercise price of $2.07 per share; and

•	3,788,452 shares of common stock reserved for future grants under the ReSearch Pharmaceutical Services, Inc. 2007 Equity Incentive Plan.

Except as otherwise indicated, all information contained in this prospectus assumes no exercise by the underwriters of their overallotment option and does not give effect to a          -for-           reverse split of our common stock that we plan to complete prior to the consummation of this offering.

Summary Consolidated Financial Data

The following tables set forth a summary of certain of our historical consolidated financial data and should be read together with our consolidated financial statements and related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included elsewhere in this prospectus. We have derived the summary consolidated statement of operations data for each of the years ended December 31, 2007, 2008 and 2009 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated balance sheet data as of June 30, 2010 and the summary consolidated statement of operations data for each of the six months ended June 30, 2009 and June 30, 2010 from our unaudited consolidated financial statements included elsewhere in this prospectus. These interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which are necessary in the opinion of management to present fairly our consolidated financial position and results of operations for the interim periods. Our historical financial results are not necessarily indicative of financial results that may be expected in future periods, and our financial results for any interim period are not necessarily indicative of financial results that may be expected for a full fiscal year.

We have presented the summary balance sheet data as of June 30, 2010 on an actual basis and on an adjusted basis, which gives effect to:

•	our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

•	the repayment in full of the outstanding balance of approximately $10.9 million under our working capital line of credit.

Each $1.00 increase or decrease in the assumed initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, working capital, total assets and total stockholders’ equity on an as adjusted basis by approximately $     , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. The as adjusted information presented in the summary balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

				Six Months
	Year Ended December 31,			Ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)
	(in thousands, except per share data)

Consolidated Statement of Operations Data:
Service revenue	$120,459	$156,967	$200,472	$93,705	$122,409
Reimbursement revenue	13,924	18,086	23,696	10,940	15,500

Total revenue	134,383	175,052	224,168	104,646	137,909
Direct costs	87,650	117,707	145,209	68,160	88,732
Reimbursable out-of-pocket costs	13,924	18,086	23,696	10,940	15,500
Selling, general, and administrative expenses	26,787	31,290	44,798	21,091	25,671
Depreciation and amortization	1,144	1,750	3,723	1,671	2,202

Income from operations	4,879	6,219	6,742	2,784	5,804
Interest and other income (expense), net	(5,786)	42	(562)	(303)	(396)

Income (loss) before provision for income taxes	(907)	6,261	6,180	2,481	5,409
Provision for income taxes	1,508	2,518	3,559	1,492	3,953

Net income (loss)	(2,415)	3,743	2,620	989	1,456

Accretion of preferred stock	(321)	—	—	—	—

Net income (loss) applicable to common shares	$(2,736)	$3,743	$2,620	$989	$1,456

Net income (loss) per common share:
Basic	$(0.19)	$0.11	$0.07	$0.03	$0.04
Diluted	$(0.19)	$0.11	$0.07	$0.03	$0.04
Weighted average number of shares outstanding:
Basic	14,573	32,617	37,003	36,747	37,272
Diluted	14,573	34,103	38,071	37,708	38,676

	As of June 30, 2010
	Actual	As Adjusted
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,252	$
Working capital	23,149
Total assets	94,558
Line of credit	10,861
Capital leases	618
Stockholders’ equity	43,851

We use EBITDA, in conjunction with financial measures determined in accordance with U.S. generally accepted accounting principles, or GAAP, such as net income and income from operations, to assess our operating performance. EBITDA is a non-GAAP financial measure and is defined as net income (loss) before net interest expense, income taxes, depreciation and amortization.

We use EBITDA, along with other GAAP measures, to measure our profitability and to make budgeting decisions relating to historical performance and future expectations of our business, and to make performance comparisons of our company compared to other companies. We believe that, like management, investors frequently use EBITDA to evaluate our operating performance and to compare it to that of other companies.

EBITDA should not be considered in isolation or as a substitute for a measure of our liquidity or operating performance prepared in accordance with GAAP and is not indicative of net income (loss) from operations as determined under GAAP. EBITDA and other non-GAAP financial measures have limitations which should be considered before using these measures to evaluate our liquidity or financial performance. EBITDA does not include interest expense, income tax expense or depreciation and amortization expense, which may be necessary in evaluating our operating results and liquidity requirements or those of businesses we may acquire. Our management compensates for these limitations by using EBITDA as a supplement to GAAP results to provide a more comprehensive understanding of the factors and trends affecting our business or any business we may acquire. Our computation of EBITDA may not be comparable to other similarly titled measures provided by other companies, because not all companies calculate this measure in the same fashion.

The following table reconciles net income (loss) to EBITDA, which we believe is the most directly comparable GAAP measurement:

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(unaudited)
	(in thousands)

Net income (loss)	$(1,683)	$1,792	$(2,415)	$3,743	$2,620
Provision for income taxes	—	45	1,508	2,518	3,559
Interest income (expense), net	1,127	1,245	5,787	(66)	110
Depreciation and amortization	864	901	1,143	1,750	3,723

EBITDA	$308	$3,983	$6,023	$7,945	$10,012

Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information in this prospectus, before making a decision to purchase shares of our common stock. If any of the following risks, or the risks described elsewhere in this prospectus, occur, our business, prospects, results of operations and financial condition could be materially harmed. As a result, the market price of our common stock could decline and you may lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Related to Our Business

We depend on the biopharmaceutical industry for substantially all of our revenue. Factors or trends affecting that industry could adversely affect our business.

We provide services and solutions to the biopharmaceutical industry, and our revenues depend on the outsourcing trends and research and development expenditures of the biopharmaceutical industry. Economic factors and industry trends that affect companies in the biopharmaceutical industry also affect our business. For example, the practice of many companies in this industry has been to engage companies like us to manage the clinical development of their product pipelines. If these companies reduce their tendency to outsource projects and development programs in light of current difficult conditions in credit markets and the economy in general or for any other reason, our operations, financial condition and growth rate would be materially and adversely impacted. In the past, factors such as industry consolidation, product failures and withdrawals, liability lawsuits and governmental regulation to control growing healthcare costs have also slowed decision-making by biopharmaceutical companies and delayed drug development projects. Any such developments could cause our clients to reduce their drug discovery and development spending, which could reduce demand for our services and have an adverse effect on our business.

Recent consolidation in the biopharmaceutical industry could lead to a reduction in our revenues.

A number of large biopharmaceutical companies have recently completed mergers and acquisitions that will consolidate the research and development expenditures and outsourcing trends of the biopharmaceutical industry into fewer companies. For example, Wyeth, our largest customer during 2008 and 2009, representing 20% and 17%, respectively, of our service revenue during those years, was acquired by Pfizer, and Schering-Plough, our second largest customer during 2008 and 2009, representing 12% and 16%, respectively, of our service revenue during those years, was acquired by Merck. While Pfizer and Merck were also our clients prior to these acquisitions, we cannot assure you whether we will continue to generate revenues from these companies that are consistent with or higher than their historic levels. As the integration of these acquisitions continues, the surviving biopharmaceutical companies may decide to use other CROs, keep clinical research services in-house, or otherwise diminish the use of our services. We cannot predict the potential impact of these acquisitions and subsequent integration, but any resulting decisions related to outsourcing clinical trial services could reduce our revenues if we are not engaged to continue providing the same level of services to the acquiring company. Regardless of the reason, the negative impact of the loss of business from any large biopharmaceutical companies may be enhanced due to consolidation in this industry.

Providing outsourcing services to the biopharmaceutical industry is highly competitive, and our failure to compete effectively could harm our business. We also compete with existing in-house personnel employed by our clients, and the increased use of these personnel could reduce our revenues.

We compete with a wide range of providers of outsourcing services to the biopharmaceutical industry, including small, niche providers and full-service global clinical research organizations. Outsourcing service providers compete based on a variety of factors, including reputation for quality, performance, price, scope of service offerings and geographic presence. A number of our competitors possess substantially greater resources and more well-established brand names than we do, which may hurt our competitive position within the industry.

Additionally, some of our current or potential clients use in-house personnel to perform the same functions and services that we seek to perform for these clients on an outsourced basis. The increased use of in-house personnel by these companies would decrease the likelihood that we could obtain additional new contracts or extensions of our existing contracts to participate in our clients’ drug development process, which could eliminate or substantially reduce our revenues. In addition, clients and prospective clients may choose not to utilize our project-based, hybrid or integrated solutions at any particular period of time, which could lead to fluctuations and variability in our revenue.

The biopharmaceutical industry generally, and drug discovery and development more specifically, is also subject to increasingly rapid technological changes. Our competitors or others might develop technologies, services or products that are more effective or more commercially attractive than our current or future technologies and services, or which render our technologies and services less competitive or obsolete. If competitors introduce superior technologies and services or products and we cannot make enhancements to remain competitive, our competitive position would be materially and adversely affected.

Our contracts may be delayed, terminated or reduced in scope with little or no notice, which could adversely impact our revenues and our profitability.

Many of our contracts with our clients may be terminated or reduced in scope with little or no notice. Cancellations may occur for a variety of reasons, including the failure of the client’s product to satisfy safety or efficacy requirements, unexpected clinical trial results using the client’s product, regulatory developments, economic issues, availability of clinical trial material, protocol design matters or the client’s decision to reduce its research and development activities. In addition, if we are unable to provide staff sufficient in number or experience as required for a project, the contract may be delayed, terminated or reduced in scope. Any of these developments could lead to an unexpected reduction in our revenues and an impairment of our profitability and cash flow.

Our backlog as of a given date may not be a meaningful predictor of our future results.

Our backlog, which represents anticipated service revenue from executed contracts that either have not started but are anticipated to begin in the near future, or are in process and have not been completed, can be affected by a number of factors, such as the size and duration of contracts, many of which are performed over several years, and changes in labor utilization over the course of a clinical trial. Also, the scope of a contract can change significantly during a project, which could cause our backlog to be adjusted. We cannot assure investors that we will fully realize our entire backlog, which was $183.0 million as of June 30, 2010, as service revenue in the future or at a rate consistent with historic levels.

A substantial percentage of our revenue is attributable to a relatively small number of clients. The loss of, or reduction in services provided to, these clients could significantly reduce our revenues and profitability.

For the six months ended June 30, 2010, our five largest clients accounted for 59% of our service revenue and our 20 largest clients accounted for 86% of our service revenue. For the six months ended June 30, 2010, our largest customer accounted for 17% of our service revenue, and for the year ended December 31, 2009, our largest customer accounted for 17% of our service revenue. The loss of one or more of our largest clients, or the reduction in scope of a single contract or several smaller contracts with our largest clients, could materially reduce our revenues, cash flow and profitability.

If we are unable to recruit and retain qualified personnel, or to reassign billable personnel from one project to another as projects are completed, it will be difficult for us to achieve our financial and operational goals.

Our success depends to a significant extent upon the efforts of our senior management team and our ability to hire qualified management and scientific personnel in the regions in which we perform services for our clients. There is substantial competition within the biopharmaceutical and CRO industries for qualified personnel, and any difficulty that we encounter in recruiting or retaining qualified personnel would impact our ability to meet our financial and operational goals.

We rely on our proprietary database of clinical trial professionals in order to recruit professional staff for our engagements and to compete with other providers of outsourcing services to the biopharmaceutical industry. The loss, damage or misappropriation of our database could result in our inability to meet our contractual obligations with our clients, a loss of a competitive edge with other outsourcing service providers or a loss of potential growth opportunities.

Furthermore, our financial and operational success depends to a significant extent upon our ability to minimize the number of unassigned billable personnel at any one time by reassigning billable personnel from one project to another as projects are completed. Because unassigned personnel remain on our payroll, we do not earn any revenue, but continue to pay billable personnel who are unassigned, which increases our expenses and reduces our profitability.

The fixed price nature of some of our contracts could result in financial losses.

Some of our contracts are structured as fixed price contracts. If we underbid our fixed price contracts or overrun our initial cost estimates, we may not be able to achieve or maintain profitability.

Our business depends on our senior management team and other key personnel, and the loss of any member of the team could harm our business.

We believe that our success will depend on the continued employment of our senior management team, which has substantial experience in the administration of biopharmaceutical services businesses. Our growth and profitability could be materially and adversely affected if the services of our senior management or other key employees cease to be available. If one or more members of our senior management team were unable or unwilling to continue in their present positions, those persons could be difficult to replace and our business could be harmed. If any of our key employees were to join a competitor or form a competing company, some of our clients might choose to use the services of that competitor or new company instead of our services. While our senior management employees have entered into non-competition agreements with us that would restrict their ability to compete with us after their employment with us ceases, we cannot assure you that a court would enforce the non-competition provisions in a manner that would be advantageous to us. Further, if non-competition provisions were enforced, they are limited in time and scope and we cannot assure you that the provisions would adequately protect our business. In addition, if his employment is terminated, Mr. Perlman, our chief executive officer, may elect to forego any severance benefits owed to him in return for the elimination of the non-compete provisions in his employment agreement.

Unfavorable general economic conditions could hurt our business.

Unstable global economic conditions, including the recent recession in the United States, political and economic unrest outside of the United States, and the continuing financial crisis in the banking system and financial markets, could negatively affect our business. While it is difficult for us to predict the impact of general economic conditions on our business, these conditions could reduce client demand for some of our services or the ability of third parties to provide services critical to our business, which could cause our revenue to decline. Also, our clients, particularly smaller biopharmaceutical companies which are especially reliant on the credit and capital markets, may not be able to obtain adequate access to credit or equity funding, which could affect their ability to make timely payments to us. If that were to occur, our cash flows could be impaired, and we could be required to increase our allowance for doubtful accounts, which could impact our profitability.

We may not be able to expand through acquisitions successfully.

From time to time, we evaluate acquisition opportunities globally and in the United States in order to increase our market share and our presence in servicing the biopharmaceutical industry. Our ability to grow successfully through acquisitions could be affected by, among other things, the following:

•	Identification of acquisition targets. We may have difficulty identifying suitable acquisition opportunities and successfully consummating proposed transactions.

•	Competition for acquisitions. Competition in the acquisition market could limit our ability to grow through acquisitions or could raise the prices of acquisitions and make them less accretive or possibly non-accretive.

•	Financing of acquisitions. We may not be able to obtain necessary financing or may need to incur significant cash expenditures to consummate desirable strategic acquisitions. Financing in the form of debt could include covenants restricting our ability to complete additional acquisitions or other business activities, while any issuance of new equity securities could result in the ownership interests of existing stockholders being significantly diluted.

•	Expense of acquisitions. The costs and expenses of acquisitions, including integration expenses and exposure to unforeseen liabilities, could have a material adverse effect on our financial condition and results of operations and the overall effectiveness of our acquisitions.

•	Accounting charges. We could be required to incur charges for accounting purposes that could negatively impact our reported operating results.

•	Integration of acquisitions. We may experience difficulty integrating completed acquisitions. The process of integrating acquired businesses may involve unforeseen difficulties and may require significant financial and other resources and a disproportionate amount of management’s attention. We may not be able to successfully manage and integrate new businesses or technologies into our existing operations or successfully maintain the market share attributable to any acquired businesses. Acquisitions of foreign operations involve the additional risks of assimilating differences in foreign business practices, hiring and retaining qualified personnel, and overcoming language and cultural barriers.

To the extent that we are unable to successfully execute our acquisition strategy, or our recent acquisitions do not prove to be accretive, it may compromise our ability to expand domestically and internationally.

Our international operations are subject to numerous risks.

We have international operations in Canada, Latin America, Europe and the Asia-Pacific region, and we intend to develop our operations globally through organic growth and selective acquisitions based on client demand. Our current and future foreign operations are and will be subject to risks inherent in operating in foreign countries, including government regulations different from those we face domestically, currency restrictions and fluctuations, additional taxes and potential political and civil instability and unrest. Our ability to manage these issues could be affected by applicable U.S. laws and the need to protect our assets in those locations. Although we intend to take steps to mitigate these risks where possible, political, economic or social instability or other developments could make less developed countries less suitable for our expansion plans and may hurt our ability to operate in and contract with persons in such countries.

Further, our financial statements are denominated in U.S. dollars. As a result, factors associated with current and future international operations, including changes in foreign currency exchange rates, could significantly impair our results of operations or financial condition. For the year ended December 31, 2009 and the six months ended June 30, 2010, we generated approximately 17% and 16%, respectively, of our service revenue from our foreign operations. Exchange rate fluctuations between local currencies and the U.S. dollar create risk in several ways, including foreign currency translation risk related to our revenue and expenses of foreign operations being generally denominated in local currencies, and foreign currency transaction risk related to our foreign contracts that may be denominated in a currency other than the currency in which we incur expenses related to such contracts. In addition, as a result of our acquisitions of three CROs in Europe and one CRO in China during 2008 and 2009, we have increased our number of paid personnel in foreign countries significantly, and fluctuations in foreign currency exchange rates could increase our employee compensation expenses in those foreign countries accordingly. In the future, we may seek to limit these risks through exchange rate fluctuation provisions in our contracts, or by hedging our transaction risk with foreign currency exchange contracts or options. Despite these efforts, we may still experience fluctuations in financial results from our operations outside the United States, and we cannot assure investors that we will be able to favorably reduce our currency transaction risk associated with our contracts.

Proposed and future legislation or regulations may increase the cost of our business or limit our service offerings.

Federal, state or local authorities might adopt legislation or regulations that are more burdensome than existing regulations applicable to our business. For example, recent product safety concerns and the creation by the FDA of the Drug Safety Oversight Board could change the regulatory environment for drug products including the process for FDA product approval and post-approval safety surveillance. These and other future changes in regulation could increase our expenses or limit our ability to offer some of our services.

We may be affected by recently enacted healthcare reform legislation.

In March 2010, the U.S. Congress enacted the Patient Protection and Affordable Care Act, which is intended over time to expand health insurance coverage and impose healthcare cost containment measures. This legislation may significantly impact the biopharmaceutical industry. Under this healthcare reform legislation, medical device manufacturers and biopharmaceutical companies will be subject to an excise tax in excess of $2 billion per year that escalates over time and will be allocated based on market share. In addition, the FDA is authorized to establish a process to regulate the approval of generic versions of biologic drugs. The imposition of excise taxes and a simplified approval process for biologic drugs could decrease the amount of money our clients can spend on our services, provide a disincentive to discover new biologic drugs, or otherwise decrease demand for our services. We are presently uncertain as to all of the effects the recently enacted legislation could have on our business and are unable to predict what legislative proposals will be adopted in the future, if any.

Healthcare reform legislation may also limit the profits that can be made from the development of new drugs. This could adversely affect research and development expenditures by the biopharmaceutical industry, which could in turn decrease the business opportunities available to us both in the United States and abroad. In addition, new laws or regulations may create a risk of liability, increase our costs or limit our service offerings.

Our business and our clients’ businesses are subject to extensive regulation, and our and their results of operations could be harmed if regulatory standards change significantly or if we fail to maintain compliance with regulations.

Laws and regulations regarding the development and approval of drug and biological products have become increasingly stringent in both the U.S. and foreign jurisdictions, resulting in a need for more complex and often larger clinical studies. Pharmaceutical and biologic products and medical devices to be used in humans are subject to rigorous regulation by the U.S. government—principally by the FDA, but also by the Federal Trade Commission and other agencies—and by foreign governments if products are tested or marketed abroad. Additional legislation or regulation governing the possession, use and dissemination of medical record information and other personal health information might require us to implement new security measures that require substantial expenditures or limit our ability to offer certain of our services. Further, a relaxation of the scope of regulatory requirements, such as the introduction of simplified marketing applications for pharmaceuticals and biologics, such as those made by generic drug manufacturers, could decrease the business opportunities available to us.

In addition, because we offer services relating to the conduct of clinical trials and the preparation of marketing applications, we are required to comply with applicable regulatory requirements governing, among other things, the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of these trials. In the United States, the FDA governs these activities pursuant to the agency’s good clinical practice, or GCP, regulations. We have a limited history of inspection by the FDA. Our failure to maintain compliance with GCP or other applicable regulations could lead to a variety of sanctions, including, among other things, and depending on the nature of the violation and the type of product involved, the suspension or termination of a clinical study, civil penalties, criminal prosecution, debarment or prohibition from assisting in the submission of new drug applications, or NDAs. Although we recently underwent our first inspection for GCP compliance and received no observations of noncompliance, we cannot assure you that future inspections will not identify GCP or other violations that could subject us to FDA enforcement actions, including warning letters. In addition, we could be required to pay monetary damages to our clients in the event we are found not to have complied with GCP. While we monitor clinical trials to test for compliance with applicable laws and regulations in the United States and foreign jurisdictions in which we operate, and have adopted standard operating procedures that are designed to satisfy applicable regulatory requirements, our business spans multiple regulatory jurisdictions with varying, complex regulatory frameworks, and therefore we cannot assure investors that our systems will ensure compliance in every instance in the future. We could be forced to incur significant costs in complying with new regulations, and we may incur fines or damage to our reputation as a result of our failure to comply with any such regulations.

Our clinical research services create a risk of liability, and we could be required to pay damages or to bear the costs of defending any claim not covered by contractual indemnity.

Clinical research services performed by or on behalf of biopharmaceutical companies involve the testing of new drugs, biologics, and devices on human volunteers, and, if marketing approval is received for any of their drug, biologic and device candidates, their use by patients. This testing creates risks of liability for personal injury, sickness or death of patients resulting from their participation in the study. These risks include, among other things, unforeseen adverse side effects, improper application or administration of a new drug or device, and the professional malpractice of medical care providers. Many volunteer patients are already seriously ill and are at heightened risk of future illness or death. Clinical trial agreements between sponsors and investigators do not include us as a party, which may place us at a disadvantage in the allocation of risk and regulatory responsibility. Although we do not believe we are legally accountable for the medical care rendered by third party investigators, it is possible that, in the event of the personal injury or death of persons participating in clinical trials, we could be held liable for the claims and expenses arising from any professional malpractice of the investigators. We also could be held liable for errors or omissions in connection with the services we perform. While we believe our current insurance coverage is adequate, our business could be materially harmed if we were required to pay damages or bear the costs of defending any claim outside the scope of, or in excess of, the contractual indemnification provided by our agreements with our clients that is beyond the level or scope of insurance coverage in effect. Further, an indemnifying party may not fulfill its indemnification obligations to us or indemnification agreements may not enforced by a court in accordance with their terms, which would compromise our financial position.

We may not be able to manage our growth effectively.

We have experienced substantial revenue and employee growth over the last several years, and we believe that sustained growth may place a strain on our operational, human, and financial resources. To manage our growth, we must continue to improve operating and administrative systems and services and attract and retain qualified management, professional, scientific and technical operating personnel. We believe that maintaining and enhancing both our systems and personnel at reasonable costs are instrumental to our success. The nature and pace of our growth also introduces risks associated with quality control and client dissatisfaction due to potential delays in performance or other problems.

Our business depends significantly on the continued effectiveness of our information technology infrastructure, and failures of such technology could disrupt our operations.

To remain competitive, we must employ information technologies that capture, manage, and analyze the large streams of data generated during clinical trials in compliance with applicable regulatory requirements. In addition, because we provide services on a global basis, we rely extensively on technology to allow the concurrent conduct of studies and work sharing around the world. Any loss of communication services, such as telephone, e-mail, or internet service could compromise our ability to communicate with our clients and recruit clinical trial professionals. As with all information technology, our system is vulnerable to potential damage or interruptions from fires, blackouts, telecommunications failures, computer-related hardware and software failures and disruptions and other unexpected events, as well as to break-ins, sabotage, or intentional acts of vandalism. Any substantial disruption or resulting loss of data that is not avoided or corrected by backup measures could significantly disrupt our operations. While we carry business interruption insurance policies that we believe to be adequate, we might suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies or for which the policies do not provide coverage.

We may face significant employment liability risk.

With many of our integrated solutions, we employ and place people at the physical workplaces of our clients. An inherent risk of such activity includes possible claims of errors and omissions, misuse or misappropriation of client proprietary information, misappropriation of funds, discrimination and harassment, failure to comply with applicable immigration laws and regulations, theft of client property, other criminal activity, and torts or other claims under traditional theories of employment liability or under co-employment or joint employment liability. We have policies and guidelines in place to reduce our exposure to such risks. However, failure of any employee or personnel to follow these policies and guidelines may result in negative publicity, loss of client relationships and business, injunctive relief, or the payment of monetary damages or fines. Moreover, we could be held responsible for the actions at a workplace of persons not under our immediate control. To reduce our exposure, we also maintain insurance covering general liability, workers compensation claims, errors and omissions and employee theft. Due to the nature of our assignments, in which we have access to client information systems and confidential information, we may not be able to obtain insurance coverage in amounts adequate to cover any liability on our part on acceptable terms. In addition, we face various employment-related risks not covered by insurance, such as compliance with wage and hour laws and employment and withholding tax responsibilities, which if not complied with could result in significant financial penalties.

We are a holding company and derive substantially all of our cash flow from our subsidiaries.

We rely upon revenues and distributions from our subsidiaries to generate the funds necessary to meet our obligations. Our subsidiaries are separate and independent legal entities and have no obligation, contingent or otherwise, to make funds available to us, whether in the form of loans, dividends or otherwise. The ability of our subsidiaries to pay dividends to us is also subject to, among other things, the availability of sufficient funds in such subsidiaries and applicable state or foreign laws. Claims of creditors of our subsidiaries will generally have priority as to the assets of such subsidiaries over our claims and claims of our creditors and stockholders. In addition, we have pledged the ownership interests in ReSearch Pharmaceutical Services, LLC, our principal operating subsidiary, to a bank as security for our line of credit, and therefore, if we are in default of any of the provisions of our agreement for the line of credit, our bank could foreclose on the pledged ownership interests of ReSearch Pharmaceutical Services, LLC. If the bank were to foreclose on the pledged ownership interests, we would no longer be entitled to receive revenues or distributions from our U.S. operating subsidiaries.

Risks Related to This Offering

An active trading market for our common stock may not develop, and our stockholders may not be able to resell their stock at or above the current price.

There is currently no public market for shares of our common stock. Our common stock and warrants were previously listed on the London Stock Exchange’s AIM, until, at a special meeting of our stockholders and warrant holders on August 26, 2009, we received approval from the requisite percentage of our stockholders to delist our common stock from AIM. The warrant holders did not approve our proposal to delist our warrants from AIM. On September 4, 2009, our common stock was delisted from AIM and our nominated advisor resigned from its position and trading of our warrants on AIM was suspended. We did not appoint another nominated advisor within one month of the suspension of trading of our warrants and the listing of our warrants was cancelled on October 5, 2009. All of our unexercised warrants expired by their own terms on April 28, 2010.

The initial public offering price for our common stock in this offering will be determined through negotiations between us and the representative of the underwriters and may bear no relationship to the price at which our common stock will trade following the completion of this offering. Although we have applied to have our common stock listed on The NASDAQ Global Market, the listing of our common stock may not lead to investor interest, and an active trading market for our stock may never develop or may not be sustained following this offering. If an active market does not develop, it will be difficult or impossible for you to sell the shares of common stock you acquire in this offering without depressing the market price of our common stock or to sell your shares at all.

The trading price of the shares of our common stock is likely to be volatile, and purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The following factors, in addition to the other risks described in this prospectus, may have a significant impact on the market price of our common stock:

•	variations in our operating results;

•	announcements of new services, new clients, strategic alliances or acquisitions by us or by our competitors;

•	political or regulatory developments, including the implementation of healthcare reform measures;

•	economic and market conditions in our industry and the industries of our clients;

•	the loss of any of our key personnel;

•	changes in financial estimates or recommendations by securities analysts;

•	sales of large blocks of our common stock; and

•	sales of our common stock by our executive officers, directors and significant stockholders.

Some or all of these factors may be beyond our control. In addition, material adverse changes in the market for companies in the biopharmaceutical and CRO industries could result in the loss of investor confidence. Fluctuations in our stock price may be even more pronounced in the trading market for our stock shortly following this offering. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in very substantial costs and divert our management’s attention and resources.

We incur increased costs as a public company, which may strain our resources and adversely affect our operating results and financial condition.

As a public company since 2008, we incur significant accounting, legal and other expenses. We will continue to incur costs associated with our public company reporting requirements, since we will continue to be subject to the requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and other rules and regulations, and in addition, we will be subject to the requirements of NASDAQ after this offering. Our management and other personnel devote a substantial amount of time in an effort to comply with these and other public company requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and make some activities more time-consuming and costly. Further, these laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, its committees or as executive officers.

We have been and will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We are expending significant resources to develop the necessary documentation and testing procedures required by Section 404. We cannot be certain that the actions we are taking to improve our internal controls over financial reporting will be sufficient, or that we will be able to implement our planned processes and procedures in a timely manner.

If we are not the subject of securities or industry analyst reports, or if any securities analyst publishes unfavorable research about our business, our common stock or our industry sector, the price of our common stock could be negatively affected and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by these analysts. There are many publicly traded companies that provide services to the biopharmaceutical industry, which may mean it will be less likely that we receive analysts’ coverage, which in turn could adversely affect the market price of our common stock. In addition, if a securities or industry analyst downgrades the outlook for our stock or one of our competitors’ stocks, or if analysts cease to cover us or fail to publish regular reports on us, interest in the purchase of our common stock could decrease, which would cause the trading price of our common stock and trading volume to be negatively affected. Securities analysts may publish reports about our industry containing information that may affect the trading price of our common stock.

A substantial number of shares of our common stock will become eligible for resale by our existing stockholders in the public market following this offering, and substantial amounts of such sales may cause the trading price of our common stock to decline, even if our business is doing well.

Sales of substantial amounts of our common stock could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, this may depress the market price of our shares and affect the value of your investment and also make it more difficult for us to raise capital in the future.

Following completion of this offering,          shares of our common stock will be outstanding, and          shares will be issuable upon the exercise of outstanding stock options. Of the          shares outstanding upon the completion of this initial public offering, the           shares sold pursuant to this prospectus will be freely tradable immediately without restriction, unless such shares are purchased by our affiliates (as such term is defined in Rule 144 under the Securities Act).

Our directors, executive officers and certain of our other existing stockholders have agreed to enter into lock-up agreements pursuant to which they have agreed not to sell shares of our common stock in the public market for a period of 180 days after the date of this prospectus, which lock-up period may be extended in certain circumstances. Upon expiration of the lock-up period, shares subject to such lock-up agreements will become freely tradable without limitation, unless held by our affiliates. The representative of the underwriters may also release the holders from the lock-up provisions at any time in its sole discretion, which would allow for earlier sales of shares in the public market. See “Shares Eligible for Future Sale—Lock-Up Agreements.”

Shares held by our affiliates will become eligible for resale pursuant to Rule 144 following the expiration of the lock-up period, subject to the volume and manner of sale restrictions set forth in Rule 144. In addition, we have filed a registration statement on Form S-8 which permits our current and former employees, including our directors and officers, to resell shares they have obtained upon exercise of options.

In addition, at any time after the expiration of the 90-day period beginning on the date of this prospectus, our existing stockholders will have the ability to require us to register shares of common stock for resale, subject to specified limitations. See “Shares Eligible for Future Sale—Registration Rights.”

We will have broad discretion in how we use the proceeds of this offering and we may not use them effectively, or we may use the proceeds in ways with which you disagree and in ways that may not yield a return on your investment.

We will have considerable discretion in applying the net proceeds of this offering. We anticipate that we will use the net proceeds we receive from this offering to further develop and expand of our service offerings globally, including, among other things, the acquisition and subsequent growth of businesses similar to ours in Europe and Asia, to repay existing debt under our revolving line of credit, and for working capital and general corporate purposes. Because of the number and variability of factors that determine our use of proceeds from this offering, our actual uses for the proceeds of this offering may vary substantially from our currently planned uses. Stockholders may not deem such uses desirable. In particular, in order to avoid regulation as an investment company under the Investment Company Act of 1940, as amended, and pending the use of the proceeds in the development and expansion of our business, we will be limited as to the ability to invest a substantial amount of our proceeds in assets other than cash items, such as cash, demand deposits with banks, shares of money market funds, government securities and certain certificates of deposit. Our short-term use of proceeds in this manner may not yield a significant return for our stockholders.

You will experience immediate dilution in the book value of the shares of common stock you purchase in this offering.

We expect the initial public offering price of our common stock to be substantially higher than the net tangible book value per share of our common stock. Therefore, after giving effect to the shares of common stock to be sold in this offering, the price per share that you pay will be higher than the book value of that share.

Based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $      per share, representing the difference between our net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately     % of the aggregate price paid by all purchasers of our common stock but will own only approximately     % of our common stock outstanding after this offering.

In addition, as of June 30, 2010, we had outstanding stock options to purchase an aggregate of 2,908,393 shares of common stock with a weighted average exercise price of $2.07 per share. To the extent these outstanding options are exercised, there will be further dilution to investors in this offering.

We do not intend to pay dividends on shares of our common stock for the foreseeable future, and capital appreciation, if any, will be your sole source of gains.

We have never declared or paid any cash dividends on our common stock. We intend to use our earnings, if any, to fund the operation, development and growth of our business, and we do not anticipate paying any cash dividends in the foreseeable future. In addition, the agreement governing our current line of credit with a bank contains covenants that provide that we may not pay any dividends other than stock dividends during the term of the agreement. As a result, your potential gain from your investment in our common stock will be solely the capital appreciation, if any, of our common stock for the foreseeable future.

Our executive officers, directors and principal stockholders own a significant percentage of our stock and could exert significant influence over matters requiring stockholder approval, which may prevent new investors from influencing significant corporate decisions.

We anticipate that upon completion of this offering, our executive officers, directors and beneficial holders of 5% or more of our common stock will, together with their affiliates, beneficially own approximately     % of our common stock, or approximately     % if the underwriters exercise their over-allotment option in full. Accordingly, our executive officers, directors and principal stockholders and their affiliated entities will have control over most matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. The interests of this group of stockholders may not coincide with our interests or those of other stockholders. Corporate action may be taken even if other stockholders, including those who purchase shares in this offering, oppose such action. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

Provisions of our corporate charter documents and Delaware law may have the effect of delaying or preventing attempts by our stockholders to change our management or an acquisition by a third party, and the market price of our common stock may be lower as a result.

Our certificate of incorporation and bylaws contain several provisions that may make it more difficult for a third party to acquire control of our company, even if such acquisition would be beneficial to our stockholders. For example, our certificate of incorporation authorizes our Board of Directors to issue up to 1,000,000 shares of “blank check” preferred stock and to attach special rights, including voting and dividend rights, to this preferred stock, in each case without stockholder approval. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. In addition, our certificate of incorporation does not provide for cumulative voting in the election of directors and also provides for a staggered Board of Directors, whereby directors serve for three-year terms, with approximately one-third of the directors coming up for re-election each year. Having a staggered board makes it more difficult for a third party to obtain control of our Board of Directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our Board of

Directors. In addition, our stockholders are not entitled to remove directors other than by a majority vote and only for cause.

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer or tender offer for our stock and could delay or prevent a change of control or changes in our management. For the purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.

Cautionary Note Regarding Forward-Looking Statements and Industry Data

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, many of which are beyond our control. Our actual results could differ materially and adversely from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the “Risk Factors” section of this prospectus. Important factors that may cause actual results, levels of activity, performance or achievements to differ from the information expressed or implied by these forward-looking statements include, but are not limited to:

•	adverse economic conditions in general and in the biopharmaceutical industry in particular;

•	future demand for our integrated solutions from the biopharmaceutical industry;

•	trends in research and development spending;

•	intense competition in the biopharmaceutical and CRO industries, including merger and acquisitions activity;

•	our ability to raise sufficient additional capital to operate our business;

•	lower than expected service revenue;

•	unexpected costs or other liabilities;

•	changes in laws, rules and regulations affecting our business and that of our clients;

•	our ability to predict our revenues, gross margin and operating income accurately;

•	expansion of our international operations;

•	our ability to manage our growth;

•	adverse results of any legal proceedings; and

•	our ability to attract or retain qualified personnel, including management, sales and marketing and scientific personnel.

The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, financial position, estimated revenue or losses, projected costs, prospects, current expectations, forecasts, and plans and objectives of management are forward-looking statements, and you should not place undue reliance on them. When used in this prospectus, the words “aim,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “could,” “should,” “would,” “project,” “predict,” “plan,” “objectives,” “goals,” “potential,” “continue,” “ongoing” and similar expressions, or negatives of these words, are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements in this prospectus are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. We do not undertake any obligation to update any forward-looking statements or other information contained in this prospectus, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

Information regarding market and industry statistics contained in this prospectus is included based on information available to us that we believe is accurate as of the date of this prospectus. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications described above and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. We undertake no obligation to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements. See the “Risk Factors” section of this prospectus for a more detailed discussion of uncertainties and risks that may have an impact on our future results.

Use of Proceeds

We estimate that our net proceeds from the sale of shares of our common stock in this offering, after deducting underwriting discounts and commissions and offering expenses payable by us, will be approximately $      million, or $      million if the underwriters exercise their overallotment option in full, based upon an assumed initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders.

A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, as applicable, our net proceeds by $     , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and our estimated offering expenses. A           share increase or decrease in the number of shares of common stock that we sell in this offering would increase or decrease, as applicable, our net proceeds by $     .

The primary purposes of this offering are to create a public market for our common stock, to facilitate future access to the public equity markets and to obtain additional capital. We anticipate that we will use the proceeds of this offering as follows:

•	to repay the outstanding principal and interest balance under our working capital line of credit; and

•	the remainder for additional working capital and general corporate purposes, including to promote the further development and expansion of our service offerings globally.

In addition, we may use a portion of the net proceeds to acquire complementary businesses or assets, although we currently have no agreements or commitments with respect to any acquisitions.

The anticipated uses of net proceeds from this offering represent our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the outstanding principal and interest balance under our working capital line of credit. Our working capital line of credit matures on October 31, 2012. It had a principal and interest balance of approximately $10.9 million at June 30, 2010 and bears interest at the Federal funds open rate plus 2%, or 4.75% at June 30, 2010. Our actual expenditures may also vary significantly depending on the extent to which we acquire or invest in businesses, assets, and technologies; the global market for our service offerings; cash flows from operations; the anticipated growth of our business; and any unforeseen or underestimated cash needs and other factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending our use of the net proceeds of this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade liquid investments, such as demand deposits with banks, shares of money market funds, guaranteed obligations of the U.S. government and certificates of deposit.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to finance the operation, development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. In addition, the agreement governing our line of credit provides that we may not pay any dividends other than stock dividends during the term of the agreement, which expires on October 31, 2012.

Capitalization

The following table sets forth our cash and cash equivalents, short-term debt and capitalization at June 30, 2010:

•	on an actual basis; and

•	on an as adjusted basis to give effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, and our receipt of the estimated net proceeds after deducting underwriting discounts and commissions and offering expenses payable by us, and our use of a portion of the net proceeds to repay in full the outstanding balance under our working capital line of credit, which was $10.9 million as of June 30, 2010.

The as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2010
	Actual	As Adjusted
	(unaudited)
	(in thousands, except per share data)

Cash and cash equivalents	$4,252	$

Line of credit	$10,861	$
Stockholders’ equity:
Common stock, $0.0001 par value: Authorized shares—150,000,000, issued and outstanding shares—37,216,052 actual; as adjusted	4
Additional paid-in capital	45,896
Accumulated other comprehensive loss	(4,165)
Retained earnings	2,116

Total stockholders’ equity	43,851

Total capitalization	$54,712

Each $1.00 increase or decrease in the assumed initial public offering price of $      per share, which is the midpoint of the range set forth on the cover of this prospectus, would increase or decrease, as applicable, our as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $     , assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same. Assuming this initial public offering price per share, a           share increase or decrease in the number of shares of common stock that we sell in this offering would increase or decrease, as applicable, our as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $     .

The number of shares of our common stock outstanding in the table above does not include:

•	2,908,393 shares of common stock issuable upon the exercise of outstanding options as of June 30, 2010, with a weighted average exercise price of $2.07 per share; and

•	3,788,452 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

Investors participating in this offering will incur immediate and substantial dilution. Our net tangible book value was $27.8 million, or approximately $0.75 per share of common stock, at June 30, 2010. After giving effect to the sale by us of the           shares of common stock offered by us in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value at June 30, 2010, would have been $      million, or approximately $      per share of common stock. This represents an immediate increase in net tangible book value of $      per share of common stock to our existing stockholders and an immediate dilution in net tangible book value of $      per share to the new investors purchasing shares in this offering at the assumed initial public offering price. We determine dilution to new investors participating in this offering by subtracting the net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock in this offering.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share at June 30, 2010	$0.75

Net increase in tangible book value per share attributable to this offering

Net tangible book value per share after this offering

Dilution per share to new investors		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. The information in the preceding table has been calculated using an assumed initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price per share would decrease or increase, as applicable, the net tangible book value per share of common stock after this offering by $      per share and increase or decrease, as applicable, the dilution per share of common stock to new investors in this offering by $      per share, in each case calculated as described above and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Likewise, the information in the preceding table has been calculated assuming that we issue a number of shares of common stock in this offering equal to the number of shares appearing on the cover of this prospectus. A          share increase or decrease in the number of shares of common stock that we issue in this offering would decrease or increase, as applicable, the net tangible book value per share of common stock after this offering by $      per share and increase or decrease, as applicable, the dilution per share of common stock to new investors in this offering by $      per share, in each case calculated as described above and assuming an initial public offering price of $      per share.

The following table sets forth on the basis described above, as of June 30, 2010, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid and the weighted average price per share paid or to be paid by existing holders of common stock, and by the new investors in this offering, at an assumed initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Weighted Average
	Number	Percent	Amount	Percent	Price per Share

Existing Stockholders		%	$	%	$
New Investors in this Offering

Total		100%	$	100%

The discussion and tables above assume no exercise of the underwriters’ overallotment option. If the underwriters’ overallotment option is exercised in full:

•	The number of shares of common stock held by existing stockholders will represent % of the total number of shares of common stock to be outstanding after this offering and the number of shares of common stock held by new investors participating in this offering will represent % of the total number of shares of common stock to be outstanding after this offering; and

•	Our net tangible book value at June 30, 2010 would have been $ million, or $ per share of common stock, representing an immediate increase in net tangible book value of $ per share of common stock to our existing stockholders and an immediate dilution of $ per share to new investors participating in this offering.

As of June 30, 2010, there were options outstanding to purchase 2,908,393 shares of our common stock, with exercise prices ranging from $0.37 to $5.05 per share and a weighted average exercise price of $2.07 per share. The tables and calculations above assume that those options have not been exercised. To the extent outstanding options are exercised, you would experience further dilution if the exercise price is less than our net tangible book value per share. If all of the outstanding options as of June 30, 2010 had been exercised, our net tangible book value would have been $      per share of common stock, net tangible book value after this offering would be $      per share of common stock and dilution in net tangible book value to new investors in this offering would be $      per share of common stock. In addition, if all of the outstanding options as of June 30, 2010 were so exercised as of such date, before deducting underwriting discounts and commissions and our estimated offering expenses, (i) existing stockholders would have purchased           shares representing     % of the total shares for $     , or approximately     % of the total consideration paid, with an average price per share of $      and (ii) using an assumed public offering price of $      per share, shares purchased by new stockholders in this offering would represent approximately     % of the total shares for approximately $     , or approximately     % of the total consideration paid.

If we grant options, warrants, preferred stock, or other convertible securities or rights to purchase our common stock in the future with exercise prices below the initial public offering price, new investors will incur additional dilution upon exercise of such securities or rights.

Price Range of Our Common Stock

Our common stock is not currently traded on any established public trading market. Our common stock, along with warrants to purchase common stock that have since expired, were traded on the Alternative Investment Market of the London Stock Exchange, or AIM, under the symbols “RPSE” for our common stock and “RPSW” for our warrants until September 4, 2009 and October 4, 2009, respectively. At a special meeting of stockholders and warrant holders on August 26, 2009, we received approval from the requisite percentage of our stockholders to delist our common stock from AIM. The warrant holders did not approve our proposal to delist our warrants from trading on AIM. Upon the date of delisting of our common stock from AIM, our nominated advisor resigned from its position, and the trading of our warrants on AIM was suspended. We did not appoint another nominated advisor within one month after the suspension of our warrants from trading on AIM, and as a result the listing of our warrants on AIM was cancelled on October 4, 2009. Due to the limited quotations of our common stock and warrants on AIM while listed, AIM was not considered an established public trading market under U.S. securities laws.

As of September 30, 2010, there were approximately 101 record holders of our common stock. Because some of our common stock may be held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial holders represented by these record holders.

The initial public offering price for the common stock being offered by this prospectus will be determined by negotiation between us and the underwriters based on a number of factors which are described in “Underwriting.”

Selected Consolidated Financial Data

The following tables set forth certain of our selected historical consolidated financial data and should be read together with our consolidated financial statements and related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included elsewhere in this prospectus. We have derived the consolidated statement of operations data for each of the years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated statement of operations data for each of the years ended December 31, 2005 and 2006 and the balance sheet data as of December 31, 2005, 2006 and 2007 from our audited consolidated financial statements not included in this prospectus. We have derived the consolidated statement of operations data for the six months ended June 30, 2009 and June 30, 2010 and the consolidated balance sheet data as of June 30, 2010 from our unaudited consolidated financial statements included in this prospectus. These interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which are necessary in the opinion of management to present fairly our consolidated financial position and results of operations for the interim periods. Our historical financial results are not necessarily indicative of financial results that may be expected in future periods, and our financial results for any interim period are not necessarily indicative of financial results that may be expected for a full fiscal year.

A description of the merger between Old RPS and Cross Shore in August 2007 and the accounting treatment thereof is further described in Note 2 to our consolidated financial statements, beginning on page F-8 of this prospectus.

						Six Months
	Year Ended December 31,					Ended June 30,
	2005	2006	2007	2008	2009	2009	2010
						(unaudited)
	(in thousands, except per share data)

Consolidated Statement of Operations Data:
Service revenue	$62,799	$84,418	$120,459	$156,967	$200,472	$93,705	$122,409
Reimbursement revenue	8,074	10,273	13,924	18,086	23,696	10,940	15,500

Total revenue	70,873	94,961	134,383	175,052	224,168	104,646	137,909
Direct costs	45,744	61,365	87,650	117,707	145,209	68,160	88,732
Reimbursable out-of-pocket costs	8,074	10,273	13,924	18,086	23,696	10,940	15,500
Selling, general, and administrative expenses	16,747	19,070	26,787	31,290	44,798	21,091	25,671
Depreciation and amortization	864	901	1,144	1,750	3,723	1,671	2,202

Income (loss) from operations	(556)	3,082	4,879	6,219	6,742	2,784	5,804
Interest and other income (expense), net	(1,127)	(1,245)	(5,786)	42	(562)	(303)	(396)

Income (loss) before provision for income taxes	(1,683)	1,837	(907)	6,261	6,180	2,481	5,409
Provision for income taxes	—	45	1,508	2,518	3,559	1,492	3,953

Net income (loss)	(1,683)	1,792	(2,415)	3,743	2,620	989	1,456

Accretion of preferred stock	(485)	(485)	(321)	—	—	—	—

Net income (loss) applicable to common shares	$(2,168)	$1,307	$(2,736)	$3,743	$2,620	$989	$1,456

Net income (loss) per common share:
Basic	$(0.39)	$0.24	$(0.19)	$0.11	$0.07	$0.03	$0.04
Diluted	$(0.39)	$0.08	$(0.19)	$0.11	$0.07	$0.03	$0.04
Weighted average number of shares outstanding
Basic	5,506	5,502	14,573	32,617	37,003	36,747	37,272
Diluted	5,506	15,484	14,573	34,103	38,071	37,708	38,676

						As of
	As of December 31,					June 30,
	2005	2006	2007	2008	2009	2010
			(in thousands)			(unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$540	$197	$11,060	$6,565	$3,468	$4,252
Working capital	4,351	6,603	31,355	24,608	21,601	23,149
Total assets	17,983	26,124	50,419	87,089	96,261	94,558
Line of credit	4,840	8,992	—	7,500	9,566	10,861
Capital lease obligations	73	21	950	1,555	804	618
Long-term debt	3,980	4,165	—	—	—	—
Redeemable convertible preferred stock	7,517	8,002	—	—	—	—
Total stockholders’ equity (deficit)	(5,788)	(4,350)	30,429	42,282	46,306	43,851

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data” section of this prospectus and our audited and unaudited consolidated financial statements and the related notes to those statements that appear elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements reflecting our current plans, estimates, beliefs and expectations that involve risks and uncertainties. Actual results may differ materially from those discussed or anticipated in these forward-looking statements due to a number of important factors, including those set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Industry Data” and elsewhere in this prospectus.

Introduction

Management’s discussion and analysis of financial condition, changes in financial condition and results of operations is provided as a supplement to the accompanying consolidated financial statements and notes to help provide an understanding of our financial condition and results of operations. This discussion is organized as follows:

•	Overview. This section provides a general description of our business, the components of our operating results and anticipated trends that we expect to affect our financial condition and results of operations.

•	Critical Accounting Policies and Estimates. This section discusses accounting policies that we consider to be important to our financial condition and results of operations, require significant judgment or require estimates on our part in applying them. Our significant accounting policies, including those we consider to be critical accounting policies, are discussed in Note 2 to the accompanying consolidated financial statements.

•	Results of Operations. This section provides an analysis of our results of operations for the six months ended June 30, 2010 and 2009 and for the three years in the period ended December 31, 2009.

•	Liquidity and Capital Resources. This section provides an analysis of our cash flows for the six months ended June 30, 2010 and 2009 and the three years in the period ended December 31, 2009, as well as a discussion of our capital requirements and the resources available to us to meet those requirements.

Overview

We are a global, next-generation CRO providing a broad range of clinical development solutions and services to biopharmaceutical companies. Our services support the design, initiation and management of our clients’ clinical trials programs that are required to obtain regulatory approval to market biopharmaceutical products.

We offer a comprehensive suite of outsourced solutions focused on Phases II through IV of the clinical development process, which encompasses late-stage and post-marketing clinical trials. We provide our services both as integrated solutions within a client’s internal clinical development operations, with an ability to work across multiple clinical trials, product candidates and clinical development functions, and on a more traditional project basis. We also offer hybrid solutions combining our integrated and project-based offerings. Our flexible model enables us to tailor our services to the differing needs of small, mid-sized, and large biopharmaceutical companies. We believe that the combination of our clinical expertise and our extensive personnel resourcing capabilities enables us to achieve cost savings, improvements in the quality of clinical trial execution and accelerated clinical timelines on behalf of our clients.

International Expansion and Acquisitions

We began our investment in global expansion in 2005 through 2007 with the opening of international offices in Canada, Mexico, Argentina, Brazil, Colombia and Chile. In December 2008, we completed the acquisition of three CROs located in France, Germany, and Spain, and in July 2009, we completed the acquisition of Paramax International Inc., a CRO located in China. We have accounted for each of these acquisitions as a purchase, and, accordingly, the results of operations of the acquired company have been included in our consolidated financial statements commencing on the dates of the respective acquisitions. We believe that these acquisitions provide us with further expansion opportunities in Europe and the Asia-Pacific region and complement our operations in North America and Latin America. We expect that our international expansion will enable us to meet the growing global needs of our clients in the rapidly expanding market for integrated clinical research services.

Merger with Cross Shore and Basis of Presentation

Our predecessor company, Old RPS, merged with and into a wholly owned subsidiary of Cross Shore. As a result of the merger, Old RPS became a limited liability company organized under the laws of Delaware under the name Research Pharmaceutical Services, LLC and Cross Shore changed its name to ReSearch Pharmaceutical Services, Inc. We are now a holding company for, and conduct all of our operations through, our wholly owned subsidiary, Research Pharmaceutical Services, LLC. When we discuss our business and our financial results throughout this prospectus, we are referring to Old RPS for periods prior to August 30, 2007 and to our combined company for periods after that date.

The merger between Old RPS and Cross Shore was accounted for under the purchase method of accounting as a reverse acquisition in accordance with GAAP. Under this method of accounting, Cross Shore was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the merger was treated as the equivalent of Old RPS issuing stock for the net assets of Cross Shore, which amounted to $50.6 million and consisted of cash and investments of $51.3 million, $600,000 of other assets, and $1.3 million of accrued transaction fees. The purchase price was allocated to the assets acquired and liabilities assumed based upon their respective fair values as of the date of the merger. All operating results shown in our financial statements for periods prior to August 30, 2007, the date of the merger, reflect solely the operations of Old RPS.

Components of Operating Results

•	Service Revenue. We derive our service revenue from contracts with biopharmaceutical companies under which we provide clinical development services. Many of our contracts with our clients are based on fixed hourly or monthly fees per professional, plus reimbursable expenses. Some of our contracts are for a flat fee, subject to fixed or formulaic inflation adjustments. In addition, certain of our contracts are units-based contracts, whereby revenues are recognized based on the units completed multiplied by the applicable contract per-units price. Some of our fees are contractually capped. In some cases, our contracts contain provisions providing for increased discounts as the fees increase. In cases where the contracts are set at a fixed price, we generally bear the cost of overruns, but we benefit if the costs are lower than we anticipated. Contracts may range in duration from a few months to several years or longer depending on the nature of the services we provide. In some cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee payable over the course of the study.

Many of our contracts may be terminated by the client either immediately or upon short notice, typically 30 to 120 days. In the case of early termination, these contracts typically require payment to us of expenses to wind down a program and payment of our fees earned to date.

Our backlog consists of anticipated service revenue from executed contracts that either have not started but are anticipated to begin in the near future, or are in process and have not been completed. Amounts included in backlog represent anticipated future service revenue, excluding revenues that have been recognized previously, and have been adjusted for foreign currency fluctuations. Once contracted work begins, service revenue is recognized over the life of the contract. We do not include potential reimbursement revenue or investigator fees in our backlog. We cannot assure investors that we will fully realize our entire backlog in the future or at a rate consistent with historic levels.

For the years ended December 31, 2007, 2008 and 2009, our service revenue was $120.5 million, $157.0 million and $200.5 million, respectively. We expect that our service revenue will increase as we continue to expand our operations.

•	Reimbursement Revenue and Reimbursable Out-of-Pocket Costs. Under our service contracts, we receive reimbursements for our out-of-pocket expenses from the client. We account for expense reimbursements as revenue in the statement of operations. We also record an equal amount of offsetting expense in the statement of operations, characterized as reimbursable out-of-pocket costs, in each period. We exclude fees paid to clinical investigators from our reimbursement revenue and our reimbursable out-of-pocket expenses because these fees are funded from our clients’ restricted cash and are recorded on a “pass-through basis” without risk or reward to us.

•	Direct Costs. Direct costs consist of amounts necessary to carry out our revenue-generating activities, including direct labor and related benefits charges. Direct cost levels are correlated with changes in our service revenue levels. As our revenues increase, we expect that our direct costs will also increase, although we aim to reduce direct costs as a percentage of our service revenue as we increase operational efficiencies.

•	Selling, General and Administrative Expense. Selling, general and administrative expense, or SG&A, consists primarily of administrative payroll and related benefit charges, stock-based compensation expense, sales, advertising and promotional expenses, recruiting and relocation expenses and overhead costs such as information technology and rent expense. We expect that SG&A will continue to increase in absolute dollars, although we expect that such expenses will decline as a percentage of our service revenue as we leverage our revenue growth and existing infrastructure.

•	Depreciation and Amortization. Depreciation represents the depreciation charged on our fixed assets. We record depreciation using the straight-line method, based on estimated useful lives of one to seven years. Amortization expense consists of amortization costs recorded on identified finite-lived intangible assets, acquired in our international acquisitions, on a straight-line method over their estimated useful lives. We expect that our depreciation and amortization expense will increase to the extent that we continue to make additional investments in our global expansion.

•	Interest Income (Expense). Interest income represents interest earned on our cash and cash equivalents. Interest expense consists primarily of the interest accrued on outstanding borrowings under our lines of credit with commercial banks.

•	Income Tax Expense. Income tax expense consists of U.S. federal, state and foreign income taxes. We are required to pay income taxes in jurisdictions in which we have operations and in certain foreign jurisdictions.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP, which requires our management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates. Our significant accounting policies are also discussed in Note 2 to the audited financial statements beginning on page F-1 of this prospectus. The following discussion highlights what we believe to be the critical accounting policies and judgments made in the preparation of these consolidated financial statements.

Revenue and Cost Recognition

Our service revenue is derived from fee-for-service contracts, some of which are fixed price contracts. We recognize revenues and the related direct costs of fee-for-service contracts in the period in which services are performed. We recognize fixed price contract revenue on a proportional performance basis based on the rate that costs incurred to date bear to estimated total costs at completion. We also recognize revenue under units-based contracts by multiplying units completed by the applicable contract per-unit price. We recognize revenue related to contract modifications when realization is assured and the amounts are reasonably determinable. We make adjustments to contract estimates in the periods in which the facts that require the revisions become known. When the revised estimate indicates a loss, the loss is provided for in the financial statements during that period. Deferred revenue represents amounts billed to clients in excess of revenues recognized.

Income Taxes

We account for income taxes using the asset and liability approach, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. This approach also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized. We evaluate whether our deferred tax assets are realizable on an ongoing basis by assessing the valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets.

Effective January 1, 2007, we adopted Financial Accounting Standards Board, or FASB, guidance related to accounting for uncertainty in income taxes. This authoritative interpretation clarified and standardized the manner by which companies are required to account for uncertain income tax positions. Under this guidance, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not to be sustained upon examination based on the technical merits of the position. The amount of the accrual for which an exposure exists is measured as the largest amount of benefit determined on a cumulative probability basis that we believe is more likely than not to be realized upon ultimate settlement of the position.

Our provision for income taxes and the determination of the resulting deferred tax assets and liabilities involve a significant amount of our management’s judgment. Management’s judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. We operate within federal, state and international taxing jurisdictions and we are subject to audit in those jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve.

Stock-Based Compensation

FASB guidance requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values as of the date of grant. This guidance requires that an entity measure the cost of equity-based service awards based on the grant-date fair value of the award and then recognize the cost of the award over the vesting period during which the employee is required to provide services to earn the award.

We estimated the weighted-average fair value of the options granted during the year ended December 31, 2007, 2008 and 2009 to be $1.70, $1.96 and $0.87 per share, respectively, and the weighted-average fair value of options granted during the six months ended June 30, 2009 and 2010 to be $0.86 and $1.78 per share, respectively, using the Black-Scholes option-pricing model with the following assumptions, which are based upon our history or industry comparative information:

				Six Months Ended
	Year Ended December 31,			June 30,
	2007	2008	2009	2009	2010

Expected dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%
Expected volatility	52%	50%	50%	50%	50%
Risk-free interest rate	3.34%	3.01%	2.19%	1.92%	2.21%
Expected life	6 years	6 years	6 years	6 years	6 years

Prior to August 30, 2007, our common stock was not publicly traded, and the expected volatility was calculated as of each grant date based on an alternative method, or calculated value. As of August 30, 2007, our common stock and warrants to purchase our common stock were listed on the Alternative Investment Market of the London Stock Exchange, or AIM, although we continued to utilize the calculated value for expected volatility because a sufficient level of history as a publicly traded company was not available.

In September and October 2009, in anticipation of a potential listing in the United States, we delisted our common stock and warrants from AIM, respectively, and our common stock and warrants are no longer publicly traded. Accordingly, we will continue to use the calculated value in connection with our stock-based awards as long as our stock is not listed on a national securities exchange. We have identified similar public entities for which share price information is available, and we have considered the historical volatility of these entities’ share prices in determining our estimated expected volatility. We used the average volatility of these guideline companies over a six-year period, consistent with the expected term calculated pursuant to FASB guidance. From August 30, 2007 through the September 2009 AIM delisting date, we utilized our quoted stock price on the AIM as the sole determinant of the fair value of our common stock. Subsequent to the AIM delisting date, we estimate the fair value of our common stock using the market and income valuation approaches, with the assistance of a valuation consultant.

For the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010, stock-based compensation expense amounted to approximately $212,000, $569,000, $597,000, $309,000 and $294,000, respectively. We recognize the compensation expense of such stock-based service awards on a straight-line basis. Total compensation cost of options granted but not yet vested as of June 30, 2010 was $327,000, net of estimated forfeitures, which is expected to be recognized over the weighted average remaining vesting period of 1.7 years.

Valuation of Long-lived Assets

Intangible assets consist primarily of non-compete agreements, customer contracts and lists, brand names and goodwill. The majority of the intangible asset balances consist of intangible assets acquired from our European acquisitions in 2008 and the Paramax acquisition in 2009. We amortize finite-lived intangible assets on a straight-line basis over the following periods: Customer lists—three to five years, brand names—two years, and non-compete agreements—three to six years. Goodwill represents the excess of the cost over the fair value of net assets acquired in a business combination. If we determine that the carrying value of definite lived long-lived assets may not be recoverable based upon the existence of one or more indicators of impairment, we perform an undiscounted cash flow analysis to determine if impairment exists. If impairment exists, we measure the impairment based on the difference between the asset’s carrying amount and its fair value. Goodwill is tested for impairment on an annual basis as of October 1 of each year and more frequently if an event occurs or circumstances change that would more likely than not reduce our fair value below the carrying value. If our fair value is less than the carrying value, goodwill may be impaired, in which case we write it down to the estimated fair market value, if necessary.

Results of Operations

Six Months Ended June 30, 2010 Compared to the Six Months Ended June 30, 2009

Revenues. Service revenue increased by $28.7 million, or 30.6%, to $122.4 million for the six months ended June 30, 2010 from $93.7 million for the six months ended June 30, 2009 as we generated additional business from existing and new clients. The majority of the increase is related to the continued build from existing contracts with several biopharmaceutical companies that use our integrated programs. Service revenue from integrated programs for the six months ended June 30, 2010 grew 38.0% over the comparable prior period, and accounted for 65.0% of our total service revenue and accounted for approximately 76.0% of our revenue growth for the six months ended June 30, 2010 over the prior year period. The remaining 24.0% of our revenue growth for the six months ended June 30, 2010 over the prior year period was the result of new project awards and growth in our hybrid and traditional project-based offerings from our clients worldwide.

Reimbursement revenue and offsetting reimbursable out-of-pocket costs fluctuate from period to period due primarily to the level of pass-through expenses in a particular period. Reimbursement revenue and reimbursable out-of-pocket costs increased by $4.6 million, or 41.7%, to $15.5 million during the six months ended June 30, 2010 from $10.9 million during the six months ended June 30, 2009. The increase is due primarily to an increase in the number of programs for which we provide our various services.

Direct Costs. Direct costs increased by $20.6 million, or 30.2%, to $88.7 million for the six months ended June 30, 2010 as compared to $68.2 million for the six months ended June 30, 2009. As a percentage of service revenue, direct costs decreased from 72.7% to 72.5% between periods. Although the increase in direct costs is directly correlated with the increase in revenues as described above, the improvement in direct costs as a percentage of service revenue was the result of increased labor efficiencies that we have continued to implement.

Selling, general and administrative expenses. SG&A increased by $4.6 million, or 21.7%, to $25.7 million for the six months ended June 30, 2010, from $21.1 million for the six months ended June 30, 2009. As a percentage of service revenue, however, SG&A decreased from 22.5% to 21.0% between periods. The overall increase in SG&A was primarily the result of our investment in infrastructure related to our European acquisitions and the Paramax acquisition and an increase in the number of corporate personnel to support our expanded operations. Employee-related costs, including new salaries, health benefits and payroll taxes, increased to $15.6 million for the six months ended June 30, 2010 as compared to $12.3 million for the six months ended June 30, 2009. We also incurred an increase of $1.0 million in professional fees, office expenses and license fees compared to the six months ended June 30, 2009, and an increase in rent and travel expense to $3.1 million for the six months ended June 30, 2010 as compared to $2.7 million for the six months ended June 30, 2009, as a result of our expanded global operations.

Depreciation and amortization expense. Depreciation and amortization expense increased by $531,000, or 31.8%, to $2.2 million for the six months ended June 30, 2010, as compared to $1.7 million for the six months ended June 30, 2009. The increase was due primarily to an increase in our depreciable asset base and the amortization of intangible assets related to the Paramax acquisition.

Income from operations. As a result of the revenue and expense increases described above and our leverage of fixed costs across our larger revenue base, our income from operations increased by $3.0 million, or 108.5%, to $5.8 million for the six months ended June 30, 2010 as compared to $2.8 million for the six months ended June 30, 2009.

Interest expense. Interest expense increased by $135,000, or 44.3%, to $438,000 for the six months ended June 30, 2010, as compared to $304,000 for the six months ended June 30, 2009. The increase was due to an increase in borrowings on our line of credit.

Interest income. Interest income from our interest-bearing cash balances decreased by $163,000, or 96.9%, to $5,000 for the six months ended June 30, 2010, as compared to interest income of $168,000 during the six months ended June 30, 2009. The decrease in interest income during the six months ended June 30, 2010 was due to both fluctuations in and a decrease in the level of investable cash on hand throughout the period.

Other income. We recorded other income of $37,000 during the six months ended June 30, 2010 as a result of favorable foreign currency fluctuations impacting our Latin American operations, as compared to other expense of $167,000 from such currency fluctuations during the six months ended June 30, 2009.

Provision for income taxes. The provision for income taxes for the six months ended June 30, 2010 increased by $2.5 million, to $4.0 million, as compared to a provision of $1.5 million for the six months ended June 30, 2009. The increase in the provision was due to an increase in taxable income in the United States during the period, as well as an increase in our overall effective tax rate. Our effective tax rate increased as we are not recording a tax benefit for certain net operating losses generated in our foreign subsidiaries, as we may not realize the tax benefit of those operating losses.

Net income. As a result of the factors discussed above, we reported net income of $1.5 million, or $0.04 per basic and diluted share, for the six months ended June 30, 2010, as compared to net income of $989,000, or $0.03 per basic and diluted share, for the six months ended June 30, 2009.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Revenues. Service revenue increased by $43.5 million, or 27.7%, to $200.5 million for 2009 from $157.0 million for 2008 as we generated additional business from existing and new clients. The $43.5 million increase in revenue was related to significant new contracts and the continued growth of existing contracts, including growth in the revenue attributable to our integrated solutions of $22.1 million or 50.8% of the increase in service revenue, and $21.4 million, or 49.2% of the increase in service revenue, from the European acquisitions and the Paramax acquisition. Service revenue from our integrated solutions for the year ended December 31, 2009 grew 24.7% over the comparable prior period, and accounted for $123.6 million, or 61.6%, of our total service revenue for the year ended December 31, 2009, as compared to growth in revenue from our integrated solutions of 16.1% for the period ended December 31, 2008 over the comparable prior period, which accounted for $99.1 million, or 63.2%, of total service revenue for the year ended December 31, 2008.

Reimbursement revenue and reimbursable out-of-pocket costs increased by $5.6 million, or 31.0%, to $23.7 million in 2009 from $18.1 million in 2008. The increase was due primarily to an increase in the number of programs for which we provide our various services.

Direct Costs. Direct costs increased by $27.5 million, or 23.4%, to $145.2 million for 2009, as compared to $117.7 million for 2008. As a percentage of service revenue, direct costs decreased from 75.0% to 72.4% between years. Although the increase in direct costs was directly correlated with the increase in revenues, the improvement in direct costs as a percentage of service revenue was the result of increased labor efficiencies.

Selling, general and administrative expenses. SG&A increased by $13.5 million, or 43.2%, to $44.8 million from $31.3 million for 2008. As a percentage of service revenue, SG&A increased from 19.9% to 22.3% between years. Growth in SG&A expenditures outpaced revenue growth primarily as a result of our investment in infrastructure related to our European acquisitions and the Paramax acquisition, which included an increase in the number of corporate personnel to support our expanded operations. Employee-related costs, such as new salaries, health benefits and payroll taxes, increased to $25.9 million for the year ended December 31, 2009 as compared to $18.8 million for the year ended December 31, 2008. We also incurred a $1.9 million increase in rent and travel expense to $5.4 million for the year ended December 31, 2009, as compared to $3.5 million for the year ended December 31, 2008, as a result of expanded international operations.

Depreciation and amortization expense. Depreciation and amortization expense increased by $2.0 million, or 112.7%, to $3.7 million for 2009, as compared to $1.8 million for 2008. The increase was due primarily to the amortization of intangibles related to the European acquisitions and the Paramax acquisition.

Income from operations. As a result of the revenue and expense changes described above and our additional leveraging of fixed costs across a larger revenue base, our income from operations increased by $523,000, or 8.4%, to $6.7 million for 2009, as compared to $6.2 million for 2008.

Interest expense. Interest expense increased by $422,000, or 186.4%, to $650,000 for 2009, as compared to $227,000 for 2008. The increase was due to the interest expense incurred on the higher average outstanding balance on our line of credit.

Interest income. Interest income increased by $246,000, or 84%, to $539,000 during the year ended December 31, 2009 from $293,000 during 2008. The increase was due to an increase in the level of our interest-bearing cash balances during 2009 as compared to 2008.

Other expense. We recorded other expense of $452,000 during the year ended December 31, 2009 due to adverse foreign currency fluctuations impacting our Latin American operations in Brazil and Colombia.

Provision for income taxes. The provision for income taxes for 2009 increased by $1.1 million to $3.6 million, as compared to $2.5 million for 2008. The increase in the provision was due to both an increase in taxable income in the United States during the year, as well as an increase in the overall effective tax rate. The effective tax rate increased as we are not recording a tax benefit for net operating losses generated in certain foreign subsidiaries, since we may not realize the tax benefit of these operating losses.

Net income. As a result of the factors discussed above, our net income for 2009 decreased to $2.6 million, or $0.07 per basic and diluted share, from net income of $3.7 million, or $0.11 per basic and diluted share, for 2008.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Revenues. Service revenue increased by $36.5 million, or 30.3%, to $157.0 million for 2008 from $120.5 million for 2007 as we generated additional business from existing and new clients. The majority of the increase was related to significant new contracts and the continued growth of existing contracts with several pharmaceutical companies for which we provide our integrated solutions. Service revenue from providing our integrated solutions for the year ended December 31, 2008 grew 56.3% over the comparable prior period, and accounted for $99.1 million or 63.2% of our total service revenue for the year ended December 31, 2008, as compared to growth in revenue from our integrated solutions of 181.1% for the period ended December 31, 2007 over the comparable prior period, which accounted for $63.4 million or 53.2% of total service revenue for the year ended December 31, 2007.

Reimbursement revenue and reimbursable out-of-pocket costs increased by $4.2 million, or 29.9%, to $18.1 million in 2008 from $13.9 million in 2007. The increase was due primarily to an increase in the number of programs for which we provided our various services.

Direct Costs. Direct costs increased by $30.0 million, or 34.3%, to $117.7 million for 2008, as compared to $87.7 million for 2007. As a percentage of service revenue, direct costs increased from 72.8% to 75.0% between years. The increase in direct costs was directly correlated with the increase in revenues, and the increase in direct costs as a percentage of service revenue was the result of providing service offerings that tend to increase direct costs as a percentage of revenue.

Selling, general and administrative expenses. SG&A increased by $4.5 million, or 16.8%, to $31.3 million for 2008, from $26.8 million for 2007 to support the increase in revenues. As a percentage of service revenue, SG&A decreased from 22.2% to 19.9% between years. The decrease in SG&A as a percentage of revenue was attributable to our ability to leverage fixed infrastructure costs and contain semi-variable overhead costs at a slower rate of growth than revenues. The primary reason for the increase in overall SG&A costs was an increase in the number of corporate personnel, which resulted in increases in employee-related costs, such as new salaries, as well as increases in salaries for existing employees, bonuses, commissions, health benefits and payroll taxes, to $18.8 million for the year ended December 31, 2008 as compared to $16.2 million for the year ended December 31, 2007. We also incurred a $877,000 increase in rent and travel expense to $3.5 million for the year ended December 31, 2008, as compared to $2.6 million for the year ended December 31, 2007, as a result of increased international operations. Our expenditures for insurance premiums, licenses and professional fees decreased to $3.1 million for the year ended December 31, 2008, from $3.4 million for the year ended December 31, 2007.

Depreciation and amortization expense. Depreciation and amortization expense increased by $607,000, or 53.0%, to $1.8 million for 2008, as compared to $1.1 million for 2007. The increase was due primarily to an increase in our depreciable asset base.

Income from operations. As a result of growth in revenues in excess of the corresponding growth in direct costs and SG&A, our income from operations increased by $1.3 million, or 27.5%, to $6.2 million for 2008, as compared to $4.9 million for 2007.

Interest expense. Interest expense decreased by $5.8 million, or 96.2%, to $227,000 for 2008, as compared to $6.0 million for 2007. During the year ended December 31, 2007, we recorded a non-cash charge of $4.7 million to adjust our put warrant liability to its market value during the period. The put warrants were exchanged for a combination of common stock and cash in connection with our merger with Cross Shore on August 30, 2007, and therefore there was no corresponding expense for the put warrants during the year ended December 31, 2008.

Provision for income taxes. The provision for income taxes for 2008 increased by $1.0 million to $2.5 million, as compared to $1.5 million for 2007. The increased provision is reflective of our increased income before provision for income taxes. Our effective tax rate for 2007 was significantly higher than in prior year, as the $4.7 million non-cash interest charge recorded related to the put warrant liability discussed above was non-deductible for income tax purposes.

Net income. As a result of the factors discussed above, net income for 2008 increased to $3.7 million, or $0.11 per basic and diluted share, from a net loss of $2.4 million, or $0.19 per basic and diluted share, for 2007.

Liquidity and Capital Resources

Cash Flows

Operating Activities

During the six months ended June 30, 2009 and 2010, we used cash of $8.8 million and generated cash of $893,000, respectively, in our operating activities. We generated net income of $1.0 million and $1.5 million for the six months ended June 30, 2009 and 2010, respectively. Increases in our accounts receivable resulted in net cash outflows of $7.6 million and $3.4 million during the six months ended June 30, 2009 and 2010, respectively. In addition, changes in our prepaid expenses, accounts payable, accrued expenses, other liabilities, customer deposits and deferred revenue resulted in net cash outflows of $3.9 million during the six months ended June 30, 2009 and net cash inflows of $373,000 during the six months ended June 30, 2010. The net income for the periods also includes non-cash charges for depreciation, amortization, stock-based compensation and the deferred tax provision totaling $1.7 million and $2.5 million during the six months ended June 30, 2009 and 2010, respectively.

During the year ended December 31, 2007, we generated $1.6 million in cash from operating activities. During the years ended December 31, 2008 and 2009, we used cash of $2.8 million and $744,000, respectively, in our operating activities. For the year ended December 31, 2007, we had a net loss of $2.4 million and we generated net income of $3.7 million and $2.6 million for the years ended December 31, 2008 and 2009, respectively. Increases in our accounts receivable resulted in net cash outflows of $10.0 million, $4.9 million and $10.9 million during the years ended December 31, 2007, 2008 and 2009, respectively. In addition, changes in our prepaid expenses, accounts payable, accrued expenses, other liabilities, customer deposits and deferred revenue resulted in net cash inflows of $8.0 million for the year ended December 31, 2007, net cash outflows of $3.4 million for the year ended December 31, 2008 and net cash inflows of $3.7 million for the year ended December 31, 2009. The net income (loss) for the periods also includes non-cash charges for depreciation, amortization, stock-based compensation and the deferred tax provision totaling $1.3 million, $1.8 million and $3.9 million during the years ended December 31, 2007, 2008 and 2009, respectively. During the year ended December 31, 2007, our net loss also included the $4.7 million non-cash interest charge related to our put warrant liability.

Investing Activities

During the six months ended June 30, 2009, we used cash of $1.2 million in our investing activities, consisting of $1.6 million used in connection with the European acquisitions and $1.3 million used for the purchase of equipment, offset by a change of $1.6 million in our restricted cash balances. For the six months ended June 30, 2010, we used cash of $1.0 million in our investing activities, consisting of $1.1 million used for the purchase of equipment, offset by a change of $53,000 in our restricted cash balances.

During the years ended December 31, 2007, 2008 and 2009, we used cash of $2.0 million, $8.7 million and $3.6 million, respectively, in our investing activities. During the years ended December 31, 2008 and 2009, we used an aggregate of $7.9 million and $3.0 million, respectively, for the European and Paramax acquisitions. For the years ended December 31, 2007, 2008 and 2009, we used $2.2 million, $1.3 million and $2.7 million, respectively, for the purchase of equipment. These uses were offset by changes in our restricted cash balances of $146,000, $420,000 and $2.1 million, respectively, during these years.

Financing Activities

During the six months ended June 30, 2009 and 2010, we generated cash of $4.5 million and $1.0 million, respectively, from our financing activities. During these periods, we had net borrowings of $4.9 million and $1.3 million, respectively, under our line of credit, we made principal payments on our capital lease obligations of $350,000 and $187,000, respectively, and we made $105,000 in payments on deferred equity financing costs during the six months ended June 30, 2010 in connection with the contemplated public offering of our common stock.

During the years ended December 31, 2007, 2008 and 2009, we generated cash of $11.3 million, $6.9 million and $1.3 million, respectively, from our financing activities. During the year ended December 31, 2007, we received cash proceeds of $51.4 million, net of fees, from the merger with Old RPS. In connection with the merger, we also paid $20.0 million in cash distributions to our stockholders and $2.6 million to former holders of preferred stock for accrued dividends, and we used $3.8 million to repurchase shares of common stock from former stockholders of Cross Shore. We also used proceeds from the merger with Old RPS to repay an aggregate of $13.6 million of indebtedness, including on our line of credit, during the year ended December 31, 2007. During the years ended December 31, 2008 and 2009, we had net borrowings of $7.5 million and $2.1 million, respectively, under our line of credit. During the years ended December 31, 2007, 2008 and 2009, we also repaid $194,000, $605,000 and $750,000, respectively, in principal on our capital lease obligations.

Sources of Liquidity

We manage our liquidity primarily through cash flows from operations and borrowings under our lines of credit. We monitor our accounts receivable balances to ensure sufficient operating cash flow. In the United States, we manage our cash function using collection and cash management accounts. Daily collections of our accounts receivable are swept into our operating account, with excess funds invested in high-quality money market funds of short duration. Disbursements presented for payment are funded daily out of the money market accounts. Outside of the United States, our cash balances are maintained at levels necessary to support operating activities. As in the United States, cash balances for our foreign subsidiaries are generally maintained in the functional currency of the applicable subsidiary.

We maintain a working capital line of credit with a bank, with a maximum potential borrowing capacity of $30.0 million, depending on our borrowing base of eligible accounts receivable. At June 30, 2010 and December 31, 2009, we had $10.9 million and $9.6 million, respectively, in outstanding borrowings under this facility and $18.7 million and $13.5 million, respectively, in available borrowings under this facility. Interest on outstanding borrowings under our facility accrues at an annual rate equal to the Federal Funds open rate plus 2%, which was 4.75% at June 30, 2010. Our credit facility contains various financial and other covenants, including a prohibition on paying dividends or distributions other than dividends or distributions payable in our stock. At June 30, 2010 and December 31, 2009, we were in compliance with these covenants. Our credit facility is secured by all of our assets.

At June 30, 2010, we had available cash and cash equivalent balances of $4.3 million and working capital of $23.1 million, which we believe will provide sufficient liquidity for at least the next twelve months.

Contractual Obligations

Our industry is generally not capital-intensive. Our principal operating cash needs are for payment of salaries, office rents, and travel expenditures. From time to time we may also make capital expenditures for facilities, information system enhancements and potential acquisitions to support our expansion.

Set forth below is information concerning our known contractual obligations as of December 31, 2009, consisting only of obligations under operating and capital leases:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 Years	3-5 Years	5 Years

Contractual Obligations
Capital leases	$861,875	$601,683	$260,192	$—	$—
Operating leases	17,422,366	3,634,646	6,168,276	4,782,630	2,836,814

Total	$18,284,241	$4,236,329	$6,428,468	$4,782,630	$2,836,814

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements as defined by Regulation S-K Item 303(a)(4)(ii).

Inflation

A portion of our revenues are earned under long-term contracts having terms in excess of one year, which generally include an inflation or cost of living adjustment for the portion of services to be performed more than one year from the contract date. As a result, we believe that the effects of inflation generally do not have a material effect on our operations or financial condition.

Recently Issued Accounting Standards

We adopted new accounting guidance on fair value measurements effective January 1, 2008, for our financial assets and liabilities. In addition, effective January 1, 2009, we adopted this guidance as it relates to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on at least an annual basis. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability, referred to as the exit price, in an orderly transaction between market participants at the measurement date. The standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. In determining fair value of financial assets, we primarily use prices and other relevant information generated by market transactions involving identical or comparable assets, called the market approach. As of June 30, 2010 and December 31, 2009, the fair value of all of our financial assets are based on level one observable inputs. The provisions of this guidance will be applied at such time a fair value measurement of a nonfinancial asset or liability is required, which may result in a fair value that is materially different than would have been calculated prior to the adoption of this guidance. The implementation of this fair value guidance has not had an impact on our consolidated financial statements.

In December 2007, the FASB issued new guidance related to business combinations. This guidance retains the fundamental requirements of existing guidance that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. This guidance defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date the acquirer achieves control. This guidance was effective beginning January 1, 2009 and was followed in connection with the Paramax acquisition. The impact of this guidance will depend upon the nature and terms of business combinations that we may consummate in the future.

In June 2008, the FASB issued new guidance related to assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock for the purposes of determining whether such equity-linked financial instrument (or embedded feature) is subject to derivative accounting. We adopted this new guidance effective January 1, 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In May 2009, the FASB issued new guidance on subsequent events. The standard provides guidance on management’s assessment of subsequent events and incorporates this guidance into accounting literature. We adopted this guidance commencing with our June 30, 2009 consolidated financial statements. The implementation of this standard did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued a staff position requiring fair value disclosures in both interim as well as annual financial statements in order to provide more timely information about the effects of current market conditions on financial instruments. We adopted this guidance commencing with our June 30, 2009 consolidated financial statements. The implementation of this standard did not have a material impact on our consolidated financial statements.

In June 2009, FASB Accounting Standards Codification, or Codification, was issued, effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification supersedes literature of the FASB, Emerging Issues Task Force and other sources. The Codification did not change GAAP. The implementation of this standard did not have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign currency risks. Since we operate in countries other than the United States, we are exposed to various foreign currency risks. The majority of the services we provide to our clients result in revenues that are denominated in U.S. dollars. However, at times, a portion of the work is performed by one of our foreign subsidiaries under a contract specifying that costs are to be incurred in the local denomination of that subsidiary. When expenses are incurred in a denomination other than U.S. dollars, our net earnings can be affected by fluctuations in exchange rates. In addition, any fluctuation in the exchange rates of the net assets of our foreign subsidiaries denominated in local currencies would be reflected in translation gains or losses, which are accounted for in other comprehensive income in our statements of redeemable convertible preferred stock and stockholders’ equity. We do not believe that a change of 10% in the applicable foreign currency exchange rates as of and during the six months ended June 30, 2009 and 2010 or as of and for the years ended December 31, 2007, 2008 or 2009 would have had a material impact on our financial position or results of operations as of those dates and during those periods.

Approximately 16% of our service revenue for the six months ended June 30, 2010 and 2009, and approximately 5%, 6% and 17% of our service revenue for the years ended December 31, 2007, 2008 and 2009, respectively, were derived from our operations outside of the United States. We currently do not engage in derivative or hedging activities related to our potential foreign exchange exposures. However, as we contemplate future anticipated foreign currency working capital requirements, capital asset acquisitions of our foreign operations, and our continued international expansion, we will consider maintaining a portion of our cash and cash equivalents denominated in foreign currencies sufficient to satisfy these possible future requirements. We will also evaluate the need and cost of financial instruments to hedge currency exposures on an ongoing basis and may hedge against exchange rate exposure in the future.

Interest rate risk. The primary objective of our investment activity is to preserve principal, provide liquidity and maximize income without increasing risk. Our investments have limited exposure to market risk. To minimize this risk, we maintain our portfolio of cash and cash equivalents in a variety of investments, consisting primarily of bank deposits and money market funds. The interest rates are variable and fluctuate with current market conditions. The risk associated with fluctuating interest rates is limited to this investment portfolio and the variable interest rate under our line of credit, and we do not believe that a 100 basis point change in interest rates would have had a material impact on our interest income during the years ended December 31, 2007, 2008 and 2009 or the six months ended June 30, 2009 and 2010. We do not believe that a 100 basis point change in the variable interest rate on our line of credit would have had a material impact on our interest expense during the years ended December 31, 2007, 2008 and 2009 or the six months ended June 30, 2009 and 2010.

Business

Business Overview

We are a global, next-generation clinical research organization, or CRO, providing a broad range of clinical development solutions and services to biotechnology and pharmaceutical companies. Our services, which we provide across a broad range of therapeutic areas, include clinical trial project management, site identification, management and monitoring, patient enrollment, data collection and management, statistical analysis and report writing, quality assurance, regulatory and medical affairs, and pharmacovigilance services. These services support the design, initiation and management of our clients’ clinical trials programs that are required to obtain regulatory approval to market biopharmaceutical products.

We offer a comprehensive suite of outsourced solutions covering the entire range of our clients’ biopharmaceutical clinical development activity. Our innovative business model allows us to use the existing processes and systems of our clients to improve quality, increase the speed of product development and reduce overall development costs, while allowing the client to maintain control of their development portfolio. We provide our services both as integrated solutions embedded within a client’s internal clinical development operations, with an ability to work across multiple clinical trials, product candidates and clinical development functions, and on a more traditional project basis. We also offer hybrid solutions combining our integrated and project-based offerings. Our flexible model enables us to tailor our services to meet the differing needs of small, medium and large biopharmaceutical companies.

We believe that our integrated solutions address shortcomings of the traditional CRO model by providing clients with more control of the strategic aspects of their clinical trials, greater integration of in-house capabilities with outsourced resources, reduced costs and improved productivity and efficiency. By focusing on creating strategic relationships with our clients for their entire pipeline of drugs in development, we attempt to create effective partnerships with our clients that enhance long-term revenue opportunities and minimize dependence on individual trials.

Our business model focuses on integrating our clinical development solutions within the internal clinical development operations of our clients, and in doing so, we address both the outsourced and in-house components of our clients’ Phase II through Phase IV research and development expenditures. We believe that the combination of our clinical expertise and our extensive personnel resourcing capabilities enables us to achieve cost savings, improvements in the quality of clinical trial execution and accelerated clinical timelines on behalf of our clients. We have a professional staff of over 2,300 individuals averaging over 12 years of experience in the biotechnology and pharmaceutical industries, and we maintain a proprietary human resources database that includes approximately 188,000 additional clinical professionals around the world.

We offer our services on a global basis, with international operations in North America, Latin America, Europe and Asia. Our diverse client mix includes 14 of the 15 largest pharmaceutical companies in the world as ranked by 2009 global revenues, and our annual service revenue has increased from $62.8 million in 2005 to $200.5 million in 2009, a compounded annual growth rate of 33.7%. In the six months ended June 30, 2010, we generated $122.4 million of service revenue, a 30.6% increase over service revenue of $93.7 million for the first six months of 2009.

Industry Background and Outsourcing Drivers

Discovering and developing new drugs is an extremely expensive, complex, high-risk and time-consuming process. According to Frost and Sullivan, a market research firm, the average development cost of a new drug in the United States from conception stage to marketing approval from the U.S. Food and Drug Administration, or FDA, increased from $138 million in 1975 to approximately $800 million by 2000 and was estimated to be over $1.3 billion by the end of 2008. The Pharmaceutical Research and Manufacturers of America estimates that it typically takes between 10 and 15 years to develop and obtain approval to market a new prescription drug in the United States.

The rising cost of drug development and stringent regulatory guidelines have been major drivers for outsourcing of drug development by biopharmaceutical companies. These companies outsource portions of their drug development needs to CROs in order to manage the product development process more efficiently and cost effectively and to accelerate time to market. CROs typically provide a variety of clinical drug development services, including protocol design and management of Phase I through Phase IV clinical trials, data management, laboratory testing, medical and safety reviews and statistical analysis. These services are intended to generate high-quality and timely data in support of applications for regulatory approval of new drugs and reformulations of existing drugs, as well as to support new and existing marketing claims. By outsourcing drug development activities, biopharmaceutical companies can reduce their fixed costs and their investments in clinical infrastructure and focus their resources on their core competencies, such as sales and marketing and drug discovery.

We and other CROs derive revenues from the research and development expenditures of biopharmaceutical companies, which have increased substantially in recent years. We target Phase II through Phase IV clinical development programs, which encompass late-stage and post-marketing clinical trials of biopharmaceutical products. According to Frost and Sullivan, research and development spending by the global pharmaceutical industry is expected to grow from $109 billion in 2009 to $169 billion in 2015, a compound annual growth rate of 7.7%. Spending in Phase II through IV in the United States is expected to grow as a percentage of total research and development spending from 66% in 2009 to 69% by 2015. Additionally, according to Frost & Sullivan, CRO revenues, as a percentage of global research and development spending, is expected to be 19.6% in 2010.

Traditional project-based CROs target this 19.6% of the research and development spending, the outsourced portion of this market. By contrast, we seek to address a significantly larger portion of the research and development spending market because we integrate our clinical development solutions into various levels of our clients’ operations, allowing us to target both the outsourced and in-house components of our clients’ Phase II through IV clinical expenditures.

The growth in total research and development spending is expected to be driven by increased competition, product innovation, advances in research and clinical analysis and the desire to fill the pipelines of many large biopharmaceutical companies, which are facing patent expirations of a significant portion of their drug portfolios. Continued investment in research and development has resulted in growing pipelines of drugs in development, leading to an increase in demand for clinical trials.

In addition to the overall increase in research and development spending, we believe that there are a number of trends and challenges facing biopharmaceutical companies that will increase their reliance on outsourced services, including:

•	Increasing cost pressures and need for enhanced efficiencies. Market forces and governmental initiatives place significant pressures on biopharmaceutical companies to reduce drug prices. In addition, increased competition as a result of patent expiration, market acceptance of generic drugs and governmental and privately managed care organization efforts to reduce healthcare costs have added to drug pricing pressures. With greater pressure on biopharmaceutical companies to better manage their drug development resources, outsourcing offers a way to convert fixed costs to variable costs, thereby improving a company’s cost structure and return on investment. In addition, biopharmaceutical companies are increasingly seeking to enhance the efficiency of their clinical development processes while maintaining control of the strategic aspects of their development programs.

•	Increasing complexity of industry needs driven by tougher regulatory environment. Global regulatory agencies including the FDA are increasingly requiring more clinical trials, longer trial periods and greater amounts of clinical data before granting approval to market a drug. Lengthy drug development timelines along with the inherent risks involved have led many companies to increase their pipeline of drugs in development in order to maximize their chances of identifying successful products. Outsourcing can allow biopharmaceutical companies to manage the increased complexity of a growing drug development pipeline in a cost-effective manner.

•	Increased globalization of clinical trials. Biopharmaceutical companies are increasingly seeking to access additional patient populations and trial participants, identify new markets for their products, shorten development times and reduce costs by conducting clinical trials in multiple countries. This trend requires that biopharmaceutical companies have access to outsourcing solutions on a global scale.

•	Priorities of smaller and emerging biopharmaceutical companies. Smaller and emerging biopharmaceutical companies commonly elect not to build their own in-house clinical development capabilities, instead focusing their resources on early-stage drug discovery or on sales and marketing. Outsourcing clinical development functions enables smaller biopharmaceutical companies to focus on developing their drugs by providing access to necessary clinical development services, without the high fixed costs of developing such capabilities internally.

In order to address these challenges and to better meet their needs, we believe that biopharmaceutical companies are increasingly turning to innovative solutions, such as our integrated service offerings, as an alternative to the exclusive use of traditional, project-based CRO outsourcing.

Our Solution

We have created a next-generation CRO that addresses both the outsourced and in-house components for Phase II through Phase IV clinical development activities. Our model combines innovative integrated services with traditional, project-based CRO services, as well as hybrid solutions. This flexible approach enables us to tailor our service offerings to meet the differing needs of small, mid-sized and large biopharmaceutical companies.

We believe that our approach, combining innovative integrated services with traditional project-based CRO services, results in a number of advantages that differentiate us within our industry, including:

•	An integrated, flexible approach and a true partnership with our clients. Our integrated solutions emphasize close collaboration with our clients, allowing efficiencies and cost savings to be realized, while permitting clients to maintain control over their key medical and regulatory decision-making processes. We believe that this approach helps to maximize the effective use of our clients’ existing resources, processes and systems, while enhancing real-time communication and coordination between us and our clients and avoiding duplicative infrastructure costs. Through our integrated solutions, we create a strategic and interdependent relationship that embeds our services within our clients’ clinical development operations. In some cases, our clients’ employees may become members of our professional staff in connection with an engagement.

•	Greater visibility into our clients’ product pipeline and needs. Our integrated solutions can potentially cover all aspects of a client’s clinical development programs across therapeutic and functional areas. We believe this deeper and more expansive level of involvement with our clients allows us to better foresee potential client needs than in a traditional project-based context. These integrated engagements can also lead to strategic solutions that directly involve us in our clients’ clinical development planning. In our integrated engagements, we create strategic and interdependent relationships with our clients, which we believe promote long-term customer relationships with stable revenue streams, enhance our visibility into future revenue opportunities and reduce our dependence on individual clinical trials. We believe the depth and interconnected nature of the relationship between us and our clients also maximizes customer retention.

•	Demonstrated ability to identify, recruit, deploy, re-resource and retain a specialized professional staff. We believe that our recruiting and deployment capabilities, combined with our clinical expertise, represent a significant competitive advantage in attracting and retaining the high-quality personnel required to successfully execute our innovative business model and to differentiate our service offerings from those of traditional CROs. We can rapidly identify and deploy highly experienced professionals to staff our engagements, which is an essential part of delivering our integrated solutions. The key driver of this core expertise has been the development of what we call our resourcing engines, with dedicated in-house teams that leverage our broad and deep personnel networks to proactively resource and re-resource experienced professionals across key functional and therapeutic areas within the clinical development field. We have built an extensive database of experienced clinical professionals available to join our professional staff. We believe that our resourcing engines enable us to proactively allocate human capital depending on the stage of our clients’ development programs by identifying the expertise needed on each client program and matching those needs with the availability, capacity and expertise of the most appropriate professionals. We believe that rapidly resourcing and re-resourcing our professional staff is essential to our ability to provide integrated solutions, enabling us to achieve cost savings, improvements in clinical trial execution quality and accelerated clinical timelines for our clients.

•	Broad range of differentiated, cost-saving services designed for large, medium and small biopharmaceutical companies. We tailor our solutions to meet the differing needs of our broad client base. Our large biopharmaceutical clients typically prefer our integrated solutions, which provide the flexibility for our clients to cost-effectively expand their clinical research capabilities across their entire pipeline of drug candidates and across multiple clinical development functions without adding permanent headcount and additional support infrastructure. The more tactical needs of our smaller biopharmaceutical clients typically require project-based solutions. For mid-sized clients, we are also able to offer the flexibility of a hybrid approach, combining integrated and project-based solutions within a single engagement.

•	High level of flexibility. Our ability to quickly deploy and redeploy a specialized workforce, combined with the lack of duplication of our clients’ clinical development infrastructure, allows us to rapidly expand the scope of our engagements in accordance with variations in our clients’ research and development pipelines. With our integrated solutions, by utilizing a client’s existing clinical systems and processes, we eliminate the need to build a separate infrastructure for new projects, thereby reducing costs and accelerating the drug development process.

Our Growth Strategy

Our corporate mission is to help our clients maximize the return on their research and development investments and to accelerate the delivery of safe and effective therapeutics to patients. The key parts of our growth strategy that enable this mission and expand our business include the following initiatives:

•	Leveraging our international capabilities to enhance and expand our ability to execute clinical programs globally. We currently maintain operations in North America, Latin America, Europe and Asia. We intend to further expand globally when we deem it appropriate to meet our existing and prospective clients’ demands, as demonstrated by our recent acquisitions of Paramax International, a CRO in China, and three CROs located in Spain, France and Germany. We evaluate acquisition opportunities as they arise, with a current focus on Eastern Europe and Asia. We anticipate that increasing our global capabilities will drive the expansion of existing engagements and new program awards with global requirements.

•	Developing further opportunities from our existing integrated accounts. Our current integrated solutions have allowed us to grow multiple, long-term engagements by cross-selling and expanding into other functional areas once we have begun working with a client. We believe there is an excellent opportunity for continued growth by focusing on this strategy. As an example, we began site management responsibilities for a large pharmaceutical client initially and then successfully expanded our responsibilities into study management, data management, medical writing and other clinical areas.

•	Continuing to add new accounts. We plan to leverage the growing demand for outsourced clinical development services to reach new clients. We believe the large pipeline of drugs in development and the continued growth in research and development spending, along with increased demand for outsourced solutions, represents a significant market opportunity.

•	Leveraging our investments in global infrastructure to enhance our profitability. Over the last several years, we have been investing in building our global infrastructure. We began this process in 2005 with the opening of our Latin America operations and have continued our global expansion with our acquisitions in Europe in 2008 and China in 2009. With this global infrastructure now in place, we believe we are well-positioned to leverage these investments by continuing to grow our revenue with the potential for improved profitability.

•	Expanding our suite of services offered. We are expanding our suite of service offerings to include both non-clinical services, such as analytical chemistry, and clinical services, such as Phase IV post-marketing surveillance services. We believe this will enhance our ability to provide services tailored to our clients’ needs.

The Drug Development Process

Before a new prescription drug or biologic product reaches the commercialization stage, it must undergo extensive clinical testing and, eventually, regulatory review for verification that the product is safe and efficacious for its intended use. Regulatory requirements are a significant factor in the time and cost of drug development and contribute to the small number of approved products that reach the market. The Pharmaceutical Research and Manufacturers of America estimates that for every 5,000 to 10,000 potential new molecular compounds researched, only five will be evaluated through clinical trials and only one will be approved for use in humans.

The drug development process consists of two stages: research (comprising pre-discovery, discovery and pre-clinical) and clinical development. In the research stage, targets are identified, and candidate drugs or biologics are developed and tested in a test tube and in animals generally to assess and optimize potential use in humans. The research stage generally occurs over a three- to six-year period. After successful preclinical testing, the new drug can be advanced to the clinical development stage, which involves testing in humans. The FDA and equivalent agencies outside the United States regulate both the research and clinical phases of the drug development cycle.

Prior to commencing human clinical trials in the United States, a biopharmaceutical company must file with the FDA an investigational new drug application, or IND, containing details for at least one study protocol and outlines of other planned studies. The biopharmaceutical company must provide available manufacturing data, pre-clinical data, information about any use of the drug or biologic in humans for other purposes, and a detailed plan for the proposed clinical trials. The design of these clinical trials, also referred to as the study protocol, is essential to the success of the drug development effort. The protocols must correctly anticipate the nature of the data to be generated and results that the FDA will require before approving the product. If the FDA does not comment on an IND within 30 days after filing, human clinical trials may begin.

Before a new product is ready for submission for approval by regulatory authorities, it must undergo a rigorous clinical trial process. The clinical trial process must be conducted in accordance with regulations promulgated by the FDA or the appropriate foreign regulatory body, which require the product to be tested and studied in a setting analogous to real-world use of the drug. Human clinical trials seek to establish the safety and efficacy of the product in the proposed class of patients. The clinical trial process generally consists of the following interrelated phases, which may overlap:

•	Phase I. Phase I trials are conducted in healthy individuals and usually involve 20 to 80 subjects and typically range from six to 12 months. These trials are designed to establish the basic safety, dose tolerance, and metabolism of the clinical product candidate. When the trial establishes basic safety and metabolism of the clinical product candidate, Phase II trials can begin.

•	Phase II. Phase II trials are conducted in patients who have the disorder the drug is designed to treat. These trials typically test 100 to 300 patients and last on average 12 to 24 months. Phase II trials are typically designed to identify possible adverse effects and safety risks, to determine the efficacy of the drug, and to determine dose tolerance. If the drug appears safe and effective, Phase III trials can begin.

•	Phase III. Phase III trials involve significantly larger and more diverse populations than Phase I and II trials and are conducted at multiple sites. On average, this phase lasts from one to three years. During this phase, the drug’s safety and efficacy are further examined and evaluated.

After the completion of all clinical phases, a biopharmaceutical company may submit to the FDA a new drug application, or NDA, or a biologic license application, or BLA. Equivalent regulatory agencies outside of the United States follow a similar procedure by requiring an equivalent application for a new drug or biologic. The biopharmaceutical company submits an NDA, BLA or equivalent application for a drug or a biologic, requesting that the product be approved for marketing. The NDA, BLA or equivalent application includes, among other things, the clinical trial data generated and analyzed during the clinical development process.

•	Post-Approval/Phase IV. During the course of the review process, regulatory authorities may approve a product for marketing and sale on the condition that additional clinical trials be conducted. Usually referred to as post-approval, or Phase IV, trials, these trials may either be for submission of additional data to regulatory authorities or for non-registration purposes, such as additional marketing information. These trials are intended to investigate a new indication for an existing drug, monitor the drug’s long-term risks and benefits, analyze different dosage levels, evaluate different safety and efficacy parameters in target populations, or to substantiate marketing claims. Phase IV trials typically enroll thousands of patients and last from six to 24 months.

The FDA’s regulatory requirements have served as the model for much of the regulation of new drug development worldwide, and regulatory requirements similar to those of the FDA exist in the other countries in which we operate. Over the past two decades, the FDA and corresponding regulatory agencies of the European Union and Japan have developed harmonized standards for pre-clinical and clinical studies and the format and content of applications for new drug approvals. Data from multinational studies adhering to international standards of clinical practice are now generally acceptable to the FDA and Canadian, European and Japanese regulators, and a common format drug and biologic marketing authorization application is mandatory in Europe and Japan and highly recommended by the FDA and by Canadian regulatory authorities.

Our Clinical Development Services

We provide our clients with a range of clinical development services, primarily from Phase II to Phase IV in the drug development cycle. Our employees have drug development experience across a number of therapeutic areas, including cardiovascular, gastroenterology, hematology, immunology, infectious diseases, metabolic disorders, neurology, oncology, ophthalmology, orthopedics, pulmonology, rheumatology and women’s health.

We provide the following core Phase II to Phase IV clinical trial management services to our clients:

•	Study Protocol and Case Report Form Design. We assist our clients in designing clinical trial protocols and preparing case report forms. The protocol defines the medical conditions to be examined and the statistical methods that will be used. The protocol specifies, for example, the frequency and type of laboratory and clinical measures to be tracked and analyzed, the number of patients required to produce statistically valid results, the period of time over which they must be tracked, and the frequency and dosage of drug administration. Once the study protocol has been finalized, we assist in the preparation of electronic or paper case report forms, which are used by investigative sites to record the necessary clinical data dictated by the study protocol.

•	Site and Investigator Recruitment. During clinical trials, independent physicians, referred to as investigators, administer the drug candidate being investigated to patients at hospitals, clinics or other locations, referred to as sites. A significant portion of a trial’s success depends on the successful identification and recruitment of experienced investigators with an adequate base of patients who satisfy the requirements of the trial protocol. We recruit investigators to participate in clinical trials and have a database of thousands of investigators who conduct clinical trials worldwide.

•	Patient Recruitment and Retention. We assist our clients in the recruitment and retention of patients participating in clinical trials through existing investigator relationships and potential new relationships through our investigator recruitment division and project teams. After performing protocol-specific feasibility, our investigator recruitment division and project team collaborate on the identification of the most suitable patient recruitment or retention plan that can be tailored to a specific program or site based on a variety of characteristics, including past site experience, geography, patient population and demographics.

•	Study Monitoring and Data Collection. We provide study monitoring services, which include pre-study qualification visits to ensure the quality and appropriateness of site selection, investigational site initiation, interim monitoring visits to ensure the quality and completeness of data and other critical study and site information, study close-out visits and patient enrollment assistance. Specially trained persons known as monitors visit sites regularly to ensure that case report forms are being completed correctly and to verify that the trial is being conducted in accordance with good clinical practice, or GCP. Our study monitoring and data collection services are designed to comply with the safety reporting guidelines of the FDA and other relevant regulatory agencies.

•	Data Management and Biostatistical Analysis. We have extensive experience in the development and statistical analysis of scientific databases for the clinical drug development process. These databases are designed to comply with established industry standards and government regulations. We prepare statistical planning and analysis summaries for interim and final analyses, data safety monitoring committees and regulatory submissions, including NDAs, BLAs and equivalent regulatory filings.

•	Report Writing. A description of the study conducted, along with the statistical analysis of data collected during the trial and other clinical data, are presented and summarized in a final report generated for inclusion in a regulatory document. We assist clients with writing reports for inclusion in these documents.

•	Medical and Drug Safety Services. Throughout the course of a development program, our physicians provide a wide range of medical research and consulting services to improve the efficiency and quality of clinical research, including medical supervision of clinical trials, medical monitoring of patient safety, review and reporting of adverse events, medical writing and strategy and product development. Our medical services professionals also provide lifecycle drug safety services combining operational pharmacovigilance and pharmacovigilance consulting. Operational pharmacovigilance capabilities cover all phases of clinical development and drug safety for marketed products.

•	Project Management. Throughout the entire spectrum of activities described above, we provide project management services to our client’s project team, including project planning, managing progress against study goals and deliverables, budget management and issue resolution.

Although some of our clients choose to contract with us for these services on an individual project basis, we also provide these services in the form of our integrated solutions, a business model we pioneered. In our integrated solutions, we collaborate more closely with the client, across multiple clinical trials and product candidates and often across multiple clinical development functions. While our integrated solutions are primarily targeted at large biopharmaceutical companies, we also offer a wide spectrum of project-based solutions to small and mid-sized biopharmaceutical clients, as well as hybrid solutions combining our integrated and project-based offerings.

Our Personnel Resourcing Capabilities

In addition to our clinical expertise, we have extensive personnel resourcing capabilities that enable us to rapidly identify and deploy highly experienced professionals to staff our clinical engagements. We have developed and maintain a proprietary database, currently consisting of approximately 188,000 clinical trial professionals throughout the United States, Latin America, Europe and Asia, that we use to recruit clinical development professionals in support of our engagements. This database contains not only general contact information for candidates, but also includes specific candidate job requirements such as travel preferences and salary requirements, work history and current clinical trial experience, as well as specialty and sub-specialty information. To ensure security of the data, our database system has both physical and application security restrictions, as well as role-based access restrictions.

Our personnel resourcing division is organized into dedicated teams, each focused on a key functional area within the clinical development field. We are organized into seven specialty recruiting teams: clinical research; biometrics; regulatory affairs, safety and medical writing; physicians; scientific and analytical chemistry; and health outcomes and pharmacoeconomics. Each team is staffed by a marketing recruiter, a project leader, senior recruiters, recruiters and researchers. We refer to our teams, coupled with our proprietary database and our processes, as “resourcing engines.” Our resourcing engines provide us with the resourcing capabilities to proactively allocate human capital by identifying the expertise needed on each client program and matching those needs with the availability, capacity and expertise of the most appropriate professionals. Our resourcing engines give us the ability to rapidly resource, allocate and redeploy, or re-resource, our highly experienced professional staff, which is essential in providing integrated solutions that enable us to achieve improved quality of trial execution, accelerated clinical development timelines and cost reductions for our clients.

Our Clients

We provide development services to the biopharmaceutical industry and view our operations and manage our business as one operating segment. Our clients range from the world’s largest pharmaceutical companies and biotechnology companies to small and start-up organizations. Our diverse client mix includes 14 of the 15 largest pharmaceutical companies in the world as ranked by 2009 global revenues.

Wyeth, which is now a subsidiary of Pfizer Inc., accounted for $28.4 million, $31.1 million, and $34.2 million, or 23%, 20% and 17%, of our service revenue during the years ended December 31, 2007, 2008 and 2009, respectively, and Pfizer and Wyeth collectively accounted for $19.3 million, or 16%, of our service revenue for the six months ended June 30, 2010. Aggregate service revenue from Pfizer and Wyeth was $7.6 million in the first quarter of 2009, when the acquisition of Wyeth by Pfizer was announced. In the second quarter of 2010, following completion of the acquisition of Wyeth, combined revenue from Pfizer and Wyeth accounted for $9.8 million in service revenue, an increase of 28%. Schering-Plough, which is now a subsidiary of Merck & Co., accounted for $11.1 million, $18.5 million, and $31.0 million, or 9%, 12% and 16%, of our service revenue, respectively, during these years, and Merck and Schering Plough collectively accounted for $17.8 million, or 15%, of our service revenue for the six months ended June 30, 2010. Aggregate service revenue from Merck and Schering-Plough was for $6.5 million in the first quarter of 2009, when the acquisition of Schering-Plough by Merck was announced. In the second quarter of 2010, following completion of the acquisition of Schering-Plough, combined revenue from Merck and Schering-Plough accounted for $8.5 million in service revenue, an increase of 31.4%. Additionally, Johnson & Johnson accounted for $20.0 million, or 17%, of our service revenue during the six months ended June 30, 2010. We provide Pfizer, Merck and Johnson & Johnson with integrated solutions.

For the years ended December 31, 2007, 2008 and 2009, approximately 95%, 94% and 83%, respectively, of our service revenue was derived from work performed in the United States. As a result of our recent international acquisitions during 2008 and 2009, we expect that the percentage of our service revenue derived from foreign countries will increase. As of December 31, 2007, 2008 and 2009, approximately 97%, 76% and 65% of our consolidated tangible assets were located in the United States.

Backlog

Our backlog consists of anticipated service revenue from executed contracts that either have not started but are anticipated to begin in the near future, or are in process and have not been completed. Amounts included in our backlog represent anticipated future service revenue, excluding revenues that have been recognized previously and have been adjusted for foreign currency fluctuations. Once contracted work begins, service revenue is recognized over the life of the contract. We do not include potential reimbursement revenue in our backlog. Our backlog was $183.0 million in anticipated service revenue at June 30, 2010, compared to $231.6 million at December 31, 2009 and $187.2 million at December 31, 2008. Of our backlog as of June 30, 2010, we expect that approximately $61.9 million will be recognized after December 31, 2010. While traditional CROs may use book-to-bill metrics that compare new project awards booked to revenue reported during a particular period as a future indicator of revenue performance, we do not currently believe such metrics to be relevant to our business, based on the contractual structure of our integrated programs.

Our backlog as of any date is not necessarily a meaningful predictor of future results because our backlog can be affected by a number of factors, including the size and duration of contracts, many of which are performed over several years. Additionally, contracts are subject to early termination by the client. Clinical trials can be delayed or canceled for many reasons, including unexpected test results, safety concerns, regulatory developments, economic issues, availability of clinical trial material and protocol design matters, all of which could lead to early termination of a contract. Also, the scope of a contract can change significantly during the course of a study. If the scope of a contract is revised, the adjustment to our backlog occurs when the revised scope is approved by the client. For these and other reasons, we might not fully realize our entire backlog as revenue.

Sales and Marketing

We use corporate marketing to support the efforts of our centralized business development staff, calling on biopharmaceutical companies. Our sales teams focus on client segments and service areas. In addition, while service area representatives call on particular functional groups within a given client, our key account directors are responsible for managing the relationship and book of business with clients across our portfolio of services.

Our business development personnel consult with potential pharmaceutical and biotechnology clients early in the project consideration stage in order to determine their requirements. Along with the appropriate operational, technical or scientific personnel, our business development representatives invest significant time to determine the optimal means to design and execute the potential client’s program requirements. As an example, recommendations we make to a potential client with respect to a drug development study design and implementation are an integral part of our bid proposal process and an important aspect of the integrated services we offer. We believe that our preliminary efforts relating to the evaluation of a proposed clinical protocol and implementation plan enhance the opportunity for accelerated initiation and overall success of the trial.

Our global marketing initiatives include integrated, multi-channel campaigns designed to help differentiate and promote our expertise and services. Through trade events, online and print advertising in trade publications, direct communication, newsletters and our website, we provide our perspective on current industry challenges or developments to create an ongoing dialogue with our clients and to promote our industry expertise, quality, technology and innovation. We reinforce key messages and selling points through client presentations, corporate materials, participation in trade events and speaking engagements at industry conferences.

We encourage and sponsor the participation of our scientific and technical personnel in a variety of professional endeavors, including speaking and the presentation of papers at national and international professional, scientific and trade meetings and the publication of scientific articles in medical and pharmaceutical journals. Through these presentations and publications, we seek to further our reputation for professional excellence.

Competition

The CRO industry is highly competitive and fragmented, consisting of hundreds of smaller, limited-service providers and a number of full-service global companies. In the past, the industry experienced some consolidation and a group of large, full-service competitors emerged. Consolidations and acquisitions have continued. These consolidations and other transactions could potentially increase competition in our industry for clients, experienced clinical personnel, geographic markets and acquisition candidates. Additional business combinations by competitors or clients are possible and could have a significant impact on the competitive landscape of the CRO industry.

Our significant CRO competitors include Covance Inc., Pharmaceutical Product Development, Inc., Quintiles Transnational Corp., PAREXEL International Corporation, Kendle International Inc., ICON plc, PRA International, i3 Research and Pharmanet Development Group Inc. These and other potential competitors have financial and other resources substantially greater than ours.

In addition to competing with a number of other global, full-service companies, services similar to ours are also provided by medium-sized companies, in-house research and development departments of biopharmaceutical companies, universities and teaching hospitals. Newer, smaller entities with specialty focuses, such as those focused on a specific disease or therapeutic area, compete aggressively against larger companies for clients. Increased competition might lead to price and other forms of competition that could adversely affect our operating results.

Providers of outsourced drug development services compete on the basis of a number of factors. These factors include:

•	the reputation for on-time quality performance;

•	expertise and experience in specific therapeutic areas;

•	scope of service offerings;

•	staff expertise and qualifications;

•	price;

•	strengths in various geographic markets;

•	technological expertise and systems;

•	data management capabilities;

•	ability to acquire, process, analyze and report data in a time-saving, accurate manner; and

•	ability to manage large-scale clinical trials both domestically and internationally.

Although there can be no assurance that we will continue to do so, we believe we compete favorably in these areas.

Despite recent consolidation, our industry remains highly fragmented, with several hundred smaller, limited-service providers and a small number of full-service companies with global capabilities. Although there are few barriers to entry for smaller, limited-service providers, there are significant barriers to becoming a global provider offering a broad range of services. These barriers include:

•	the cost and experience necessary to develop broad therapeutic expertise;

•	the ability to manage large, global, complex clinical trials;

•	the ability to deliver high-quality services consistently for large drug development projects;

•	the cost of building or acquiring the infrastructure to manage global clinical programs;

•	the experience to prepare regulatory submissions throughout the world; and

•	the infrastructure and knowledge to respond to the global needs of clients.

Intellectual Property

We have developed a number of technically derived processes and procedures and other intellectual property, including our proprietary resourcing database, that are intended to maximize the quality, efficiency and effectiveness of our services. Although our intellectual property rights are valuable to our success, we believe that the technical expertise, proprietary know-how, ability and experience of our professional staff are more important and that, overall, these capabilities provide significant benefits to our clients. Where we consider it to be appropriate, we take steps to protect trade secrets and know-how through confidentiality agreements with employees and consultants. If these arrangements are not honored, we might not have adequate remedies for breach. We have no patents, trademarks, licenses or franchises that are material and upon which any of our service offerings are dependent.

Government Regulation

In the United States, the FDA governs the conduct of clinical trials of drug products in human subjects, the form and content of regulatory applications, including, but not limited to, INDs for human clinical testing and the development, approval, manufacture, safety, labeling, storage, recordkeeping and marketing of drug products. The FDA has similar authority and similar requirements with respect to the clinical testing of biological products. Outside the United States, the European Medicines Agency and other regulatory agencies require that test results submitted to such authorities be based on studies conducted in accordance with the FDA’s GCP regulations.

Governmental regulation directly affects our business. Increased regulation leads to more complex clinical trials and an increase in potential business for us. Conversely, a relaxation in the scope of regulatory requirements, such as the introduction of simplified marketing applications for pharmaceutical and biological products, could decrease the business opportunities available to us. Changing levels of business opportunities and government regulation will result in a corresponding change in our direct and indirect costs incurred in providing services. For example, additional legislation or regulation governing the possession, use and dissemination of medical record information and other personal health information might require us to implement new security measures that require substantial expenditures or limit our ability to offer some of our services and products. These regulations might also increase costs by creating new privacy procedures and requirements.

In the United States, we must perform our clinical drug and biologic services in compliance with applicable laws, rules and regulations, including GCP regulations, which govern, among other things, the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials. Before a human clinical trial may begin, the manufacturer or sponsor of the clinical product candidate must file an IND with the FDA, which contains, among other things, the results of preclinical tests, manufacturer information and other analytical data. A separate submission relating to an existing IND must also be made for each successive clinical trial conducted during product development. Each clinical trial must be conducted pursuant to, and in accordance with, an effective IND.

In addition, under the GCP regulations, each human clinical trial is subject to the oversight of an institutional review board, which is an independent committee that has the authority to review, approve, monitor and suspend a clinical trial for which the institutional review board has responsibility. The FDA, an institutional review board or a biopharmaceutical company may suspend or terminate a clinical trial at any time on various grounds, including a finding that the study subjects are being exposed to an unacceptable health risk.

In order to comply with the GCP and other regulations, either we or our clients must, among other things:

•	comply with specific requirements governing the selection of qualified investigators;

•	obtain specific written commitments from the investigators;

•	obtain institutional review board approval of the clinical trial;

•	verify that appropriate patient informed consent is obtained before the patient participates in a clinical trial;

•	ensure adverse drug reactions resulting from the administration of a drug or use of a device during a clinical trial are medically evaluated and reported in a timely manner;

•	monitor the validity and accuracy of data;

•	verify drug or device accountability;

•	instruct investigators and study staff to maintain records and reports; and

•	permit appropriate governmental authorities access to data for review.

We must also maintain reports and other related information and documents in compliance with applicable regulatory requirements for each study. These reports, other information and documents may be audited by our clients, the FDA or similar regulatory authorities.

A failure to comply with applicable regulations relating to the conduct of clinical trials or the preparation of marketing applications could lead to a variety of sanctions. For example, violations of the GCP regulations could result, depending on the nature of the violation and the type of product involved, in the issuance of a warning letter, suspension or termination of a clinical study, refusal by the FDA to approve clinical trial or marketing applications or withdrawal of such applications, injunction, seizure of investigational products, civil penalties, criminal prosecutions or debarment from assisting in the submission of new drug applications.

We monitor our clients’ clinical trials to test for compliance with applicable laws and regulations in the United States and the foreign jurisdictions in which we operate. We have adopted standard operating procedures that are designed to satisfy regulatory requirements and serve as a mechanism for controlling and enhancing the quality of those clinical trials. In the United States, our procedures were developed to ensure compliance with the GCP regulations and associated guidelines.

The Standards for Privacy of Individually Identifiable Health Information, or Privacy Rule, issued under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, restrict the use and disclosure of certain protected health information. Under the Privacy Rule, specified entities may not use or disclose protected health information without the authorization of the individual whose information is protected, unless the use or disclosure of the information is specifically permitted by regulation or law.

We are not a covered entity under the HIPAA Privacy Rule. However, in connection with our clinical development activities, we do receive protected health information from covered entities subject to HIPAA. In order for those covered entities to disclose protected health information to us, the covered entity must obtain an authorization meeting Privacy Rule requirements from the research subject, or make a disclosure under an exception to the Privacy Rule’s authorization requirement. As part of our research activities, we require covered entities that perform research activities on our behalf to comply with HIPAA, including the Privacy Rule’s authorization requirement.

Outside of the United States, many countries have enacted laws to safeguard the privacy and security of personal information, including individually identifiable health information. The member states of the European Union have adopted a rigorous system of data protection regulations, based upon a framework imposed by the 1995 European Commission Directive on Data Protection, or the Directive. The Directive provides broad protections for personal information, including, among other things, notice requirements, limits on the scope and duration that personal information may be maintained and processed, restrictions on disclosures of personal information, standards for providing individuals with control over the manner in which personal information is processed, and restrictions on transfers of such data to countries that the European Union finds to lack adequate data protection laws of their own. The Directive applies standards for the protection of all personal data, not just health information, in the European Union and requires its member states to enact national laws implementing the Directive. Our operations in Europe are subject to the Directive and to any variations in the Directive as enacted by individual member states in which we operate.

Professional Staff

As of August 31, 2010, we had approximately 2,365 professional staff located throughout North America, Latin America, Europe and the Asia-Pacific regions. Of these, approximately 2,236 are full-time employees, and the remainder are part-time employees or independent contractors. Approximately 24% of our professional staff are located outside of the United States. None of our employees are subject to a collective bargaining agreement. Employees in certain of our non-U.S. locations are represented by works councils as required by local laws. We believe that our relations with our employees are good.

Legal Proceedings

We are party to lawsuits and administrative proceedings incidental to the normal course of our business. We do not believe that any liabilities related to any current lawsuits or proceedings will have a material adverse effect on our financial condition, results of operations or cash flows.

Properties

Our headquarters are located on our campus in Fort Washington, Pennsylvania, where we lease approximately 96,000 square feet of space under leases with terms that are scheduled to expire between April 2014 and June 2017. This facility accommodates our executive offices, recruiting and management operations. We lease additional office space in Montreal, Canada; Buenos Aires, Argentina; Mexico City, Mexico; Bogota, Colombia; Sao Paolo, Brazil; Santiago, Chile; Lima, Peru; Paris and Caen, France; Nuremburg, Germany; Barcelona and Madrid, Spain; Beijing, China; and Seoul, South Korea.

Corporate Information

We were incorporated in Delaware on January 30, 2006 as Cross Shore Acquisition Corporation, a blank check company formed for the sole purpose of acquiring an operating business engaged in the delivery of business services to consumers and companies in the United States. On April 24, 2006, we consummated an initial public offering on the Alternative Investment Market of the London Stock Exchange, or AIM, and on August 30, 2007, a wholly owned subsidiary of our company completed a merger with ReSearch Pharmaceutical Services, Inc., a Pennsylvania corporation providing services to the biopharmaceutical industry since 1994, which we refer to in this prospectus as Old RPS. Upon the completion of the merger, we changed our corporate name to ReSearch Pharmaceutical Services, Inc. and Old RPS, which survives as our wholly owned subsidiary, was converted into a Delaware limited liability company with the name ReSearch Pharmaceutical Services, LLC. We are now a holding company for, and conduct all of our operations through, ReSearch Pharmaceutical Services, LLC.

On September 4, 2009, we delisted our common stock from AIM following approval of the delisting by the requisite number of our stockholders. Trading of our warrants on AIM was suspended simultaneously, and our warrants were delisted from AIM on October 5, 2009. All of our unexercised warrants expired on April 28, 2010.

In December 2008, we completed the acquisition of three CROs located in France, Germany, and Spain, and in July 2009 we completed the acquisition of a CRO located in China.

Management

The following table sets forth certain information about our executive officers and directors:

Name	Age	Position

Daniel M. Perlman	54	Chief Executive Officer and Chairman of the Board of Directors
Harris Koffer	57	Chief Operating Officer, President, and Director
Steven Bell	52	Chief Financial Officer and Executive Vice President of Finance
Janet L. Brennan	50	Chief International Affairs Officer and Executive Vice President
Samir Shah	35	Executive Vice President, Strategic Development
Thomas R. Armstrong	66	Director
Jack H. Dean	68	Director
James R. Macdonald	53	Director
Warren W. Myers	48	Director
Daniel Raynor	50	Director
Stephen E. Stonefield	62	Director
Peter M. Yu	48	Director

Daniel M. Perlman joined Old RPS in 1998 as President and became its Chief Executive Officer and Chairman of the Board of Directors in 2001. Mr. Perlman continued as our Chief Executive Officer and Chairman of the Board of Directors following the merger between Cross Shore and Old RPS. From 1993 until joining Old RPS, Mr. Perlman served as Vice President—Operating Specialties at Kforce Inc., a professional staffing company, where he started the contract staffing divisions in the pharmaceutical, healthcare, engineering, legal and scientific industries. From 1990 to 1993, Mr. Perlman served as Managing Director of a local division of CDI Corporation, a professional staffing company, where he specialized in pharmaceutical outsourcing. Prior to that, Mr. Perlman worked at a private label division of Goodyear where he last served as Vice President - Sales and Marketing, Private Label Division. From 1985 until 1990, Mr. Perlman was President of TKA, a tire company in eastern Pennsylvania. He graduated from The Haverford School and The Wharton School, University of Pennsylvania.

The Board of Directors believes that Mr. Perlman’s extensive experience leading both our Board of Directors and our company, his intimate familiarity with our business, and his 20 years of management experience in the pharmaceutical outsourcing and staffing industry give him the expertise, skills, and judgment to serve as Chairman. Under Mr. Perlman’s guidance, our Board of Directors has expanded our global footprint and increased our growth in a manner that we believe has positioned us well for the future.

Harris Koffer joined Old RPS in July 2006 as President and Chief Operating Officer and a member of its board of directors, and has continued as our President and Chief Operating Officer and as a director of our company following the merger between Cross Shore and Old RPS. Prior to joining Old RPS, from December 2005 to June 2006, Dr. Koffer served as Corporate Executive Vice President and President, Cardiac Safety Services, for Medifacts International, a cardiac safety service provider. Dr. Koffer resigned from all positions he held at Medifacts International in June 2006. On January 28, 2007, Medifacts International filed for Chapter 11 bankruptcy protection. Dr. Koffer also served as Vice President, Clinical Trials and Pharmaceutical Business Development, for Quest Diagnostics from 2000 to November 2005, and served in various positions at Covance Inc., a global CRO, and its predecessor companies from 1981 to 2000, including as Vice President and General Manager of Covance Clinical Services from 1995 to 1998, and as President of Covance Periapproval Services from 1992 to 1995. In addition, Dr. Koffer served on the board of directors for BioImaging Technologies from 1995 to 1998. Dr. Koffer has served as Adjunct Assistant Professor of Pharmacy in Medicine at the University of Pennsylvania School of Medicine and as Clinical Associate Professor of Pharmacy at the Philadelphia College of Pharmacy and Science. Dr. Koffer has published and presented numerous papers in the fields of cardiovascular clinical pharmacology and pharmacoeconomics. He earned both a B.S. degree in pharmacy and a PharmD. degree from the Philadelphia College of Pharmacy and Science and completed a Fellowship in Clinical Pharmacology at Thomas Jefferson University Hospital in Philadelphia.

The Board of Directors believes that Dr. Koffer’s service as a director since 2006 and his more than 30 years of experience in biopharmaceutical research and development provides him with a substantial knowledge and understanding of our company, the biopharmaceutical industry, and the contract service organization marketplace that enable him to be a valuable member of our Board of Directors. Dr. Koffer’s experience in the academic and private sector, his doctorate in pharmacy, and his expertise in pharmacoeconomics, clinical pharmacology, pharmacoepidemiology, and drug development in general, as well as his experience as an executive at several clinical research and related organizations give him particular professional expertise and management experience relevant to his qualifications as a director.

Steven Bell joined Old RPS in 2003 as Executive Vice President, Finance and Chief Financial Officer, and has continued in those positions with our company following the merger between Cross Shore and Old RPS. Prior to joining Old RPS, Mr. Bell served as Chief Financial Officer for CareScience, Inc., a publicly traded healthcare technology company located in Philadelphia. Before that, Mr. Bell spent four years at The MRC Group, Inc., a national medical transcription company, where he served as Senior Vice President of Finance. In addition to his executive experience, Mr. Bell’s career includes 13 years in public accounting, first at Price Waterhouse, and then as a partner in the firm Zelenkofske, Axelrod and Co. Mr. Bell is a certified public accountant and received his B.S. degree in Business Administration from Temple University in Philadelphia.

Janet L. Brennan joined Old RPS in 1999 as its Vice President of Clinical Operations and was promoted to Chief Operating Officer in 2001, and then promoted to the position of Chief Clinical Officer and Executive Vice President of Global Operations in 2006, and remained in that position with our company following the merger between Cross Shore and Old RPS. Ms. Brennan was promoted to the position of Chief International Affairs Officer and Executive Vice President in 2009. She has been instrumental in the expansion of our company into global markets and is currently responsible for directing and managing the business and clinical research operations for the Asia-Pacific, Europe and Latin America regions. Ms. Brennan has over 19 years of experience in clinical trial operational and strategic development activities in the contract resourcing arena of the biopharmaceutical industry. Prior to joining our company, Ms. Brennan had managerial responsibilities as a director of several large project management and clinical monitoring departments and began her career in the industry in the pharmacovigilance area. Ms. Brennan’s clinical trial experience includes Phase I, Phase II, Phase III, Phase IV, post-marketing surveillance and treatment IND applications. Ms. Brennan is a registered nurse and holds a B.S.N degree from Thomas Jefferson University in Philadelphia.

Samir Shah joined Old RPS in 2000 and served as its Vice President, Strategic Development and continued in that position with our company following the merger of Cross Shore and Old RPS. Mr. Shah was promoted to the position of Executive Vice President, Strategic Development of our company in June 2010. Mr. Shah oversees business development and has responsibilities for corporate expansion. From 1992 until 2000, Mr. Shah worked in the pharmaceutical, biotech and clinical research organization industries in various roles in both clinical research and business operations at Parexel International, US Bioscience, Zeneca Pharmaceuticals and IBAH (Bio-Pharm) Clinical Services. Mr. Shah began his career in the Department of Psychiatry/Pharmacology at the University of Pennsylvania Medical Center where he was a Research Scientist. Mr. Shah received a B.S. degree in Bio-Psychology from Saint Joseph’s University in Philadelphia.

Thomas R. Armstrong has served as a director of our company since 2008. He co-founded Cartesian Capital Group, LLC, a global private equity firm with more than $1 billion in commitments under management. Mr. Armstrong served as Senior Advisor to AIG Capital Partners, or AIGCP, from 1999 to 2005, playing an active role in a number of the firm’s investments. Mr. Armstrong previously co-founded Advent International, a global private equity investment firm, in 1984, where he served as Executive Vice President and Chief Operating Officer from its inception to 1998. During that period, he served on Advent’s investment committee and assisted in the formation and operation of over 20 affiliated private equity firms around the world. Mr. Armstrong has also served as Vice President, International, of The Allen Group, a publicly listed manufacturer of capital equipment, automotive parts, and consumer products. Mr. Armstrong also previously co-founded and served as Chief Operating Officer of Thrasos, Inc., a pharmaceutical development firm using combinatorial and computational chemistry technology to validate early stage biological targets and accelerate the development of new therapeutic agents. Mr. Armstrong holds engineering degrees from Princeton University and Cornell University, and an MBA from Harvard Business School. Mr. Armstrong is a director of SCM Private Equity GP Ltd. and SCM Private Equity II GP Ltd. Mr. Armstrong was previously a director of Lexent Technologies.

The Board of Directors believes that Mr. Armstrong’s background in drug development as a founder and former chief operating officer of Thrasos, and his financial and investment expertise developed from investments in more than 200 companies in over a dozen different industries, gives him an experienced perspective on both the technical and the economic aspects of our business, and provides the Board of Directors with experienced views on the matters that come before the Board of Directors. In addition, Mr. Armstrong’s experience in international investments and transactions has been valuable in developing international operations as we expand our global footprint.

Jack H. Dean has served as a director of our company since 2008. Dr. Dean retired in January 2006 as the President of U.S. Science and Medical Affairs for Sanofi-Aventis, a global pharmaceutical company, and as the Global Director of Preclinical Development for Sanofi-Aventis, SA. Dr. Dean is currently a director of Drug Development Advisors, LLC, his drug development and drug safety consulting company, and a research professor in the departments of Pharmacology and Toxicology at the College of Medicine at the University of Arizona. Prior to retiring after his 18-year tenure with Sanofi-Aventis and legacy companies, Dr. Dean was the Executive Vice President, Development and Director of the Department of Toxicology and Vice President, Drug Safety Assessment, for Sterling Winthrop, a global pharmaceutical company, as well as the Director of the Sterling Winthrop Pharmaceuticals Research Center. From 1982 to 1988, Dr. Dean was the head of the Department of Cellular and Molecular Toxicology at the Chemical Industry Institute of Toxicology, and was the head of the Immunotoxicology Section of National Institute of Environmental Health Services and National Toxicology Program at the National Institutes of Health. Dr. Dean holds a B.S. degree in microbiology and a M.S. degree in medical microbiology from California State University, Long Beach, and a Ph.D. in molecular biology, with a minor in biochemistry, from the University of Arizona Health Sciences Center in Tucson, Arizona. Dr. Dean is a Chevalier in the Ordre national de la Légion d’honneur for his contribution to medical and pharmaceutical research.

The Board of Directors believes that Dr. Dean’s more than 20 years of experience in the drug development industry and management experience in government, academic, and the private sector gives him extensive knowledge of our industry and business. Dr. Dean’s drug development and drug safety expertise, his advanced degrees in relevant scientific fields, and his position as a professor of pharmacology and toxicology give him particular technical expertise related to our business that is relevant to his qualifications as a director. In addition, the Board of Directors believes that Mr. Dean’s consulting experience gives him a broad perspective and insight on effectively managing and advising a business.

James R. Macdonald began serving as a director of Old RPS in 2001 and has continued to serve as a director of our company following the merger between Cross Shore and Old RPS. Mr. Macdonald is a Managing Director of First Analysis Corporation, an investment research and private equity management company he joined in 1997. Prior to that, he was employed by Nalco Chemical Company from 1983 to 1997. Mr. Macdonald is on the boards of several other private companies as part of his investment role with First Analysis. Mr. Macdonald graduated with a B.S. degree in civil engineering from Cornell University and an MBA degree from Harvard Business School.

The Board of Directors believes that Mr. Macdonald’s service as a director of Old RPS and our company for more than nine years gives him significant knowledge of our company, its history, and its businesses. Additionally, Mr. Macdonald is a director of three private companies in the healthcare and outsourced services field, a registered research analyst covering multiple public healthcare and outsourcing companies, and the managing partner of private equity funds responsible for investments in more than 10 companies in the healthcare and outsourced services industries, giving him specialized insight into both our business and the business of our clients.

Warren W. Myers began serving as a director of our company in 2008. Mr. Myers presently serves as a consultant to the biopharmaceutical industry, and most recently was the Executive Director, Strategic Sourcing and Procurement at Amgen Inc., serving Amgen’s Research and Development organization. Mr. Myers joined Amgen in 1997 and left to start his consulting business in late 2007. Prior to his time with Amgen, Mr. Myers was Associate Director, Medical Research with Bayer Pharmaceuticals. Mr. Myers joined Bayer in 1991. Mr. Myers holds a B.A. degree in biology from the University of California, Santa Barbara, and an M.S. degree in technology management from Pepperdine University.

The Board of Directors believes that Mr. Myers’ more than 10 years of experience in sourcing and procurement for the biopharmaceutical industry, his advanced degrees in relevant fields, and his medical research and development experience provide Mr. Myers with extensive knowledge of our business and our industry, as well as the sourcing and procurement needs of our clients. In addition, Mr. Myers’ consulting experience gives him a broad perspective and insight on effectively managing and advising a business.

Daniel Raynor began serving as a director of Old RPS in 2001 and has continued to serve as a director of our company following the merger between Cross Shore and Old RPS. He is a managing partner of The Argentum Group, a private equity firm, a position he has held since co-founding the firm in 1987. In this capacity, Mr. Raynor also serves as a director of several privately held companies engaged in outsourced, healthcare and technology-enabled services in which Argentum’s managed funds have an equity interest. Mr. Raynor also serves as a director of Comforce, Inc., a publicly traded New York-based provider of staffing, consulting and outsourcing solutions. Previously, Mr. Raynor served as a director and compensation committee member of NuCo2, Inc., a provider of carbon dioxide to the hospitality industry, from February 1998 until it was acquired in May 2008 and ceased being a publicly traded company. He received a B.S. degree in economics from The Wharton School, University of Pennsylvania.

The Board of Directors believes that Mr. Raynor’s service as a director of Old RPS and our company for more than nine years gives him extensive knowledge of our history and business, and his position as a current or former director of several private companies in the outsourcing, consulting and technology-enabled services fields provides him with significant knowledge of our industry. Additionally, Mr. Raynor currently serves as a director of a publicly traded company, and has served as a director of another leading clinical research organization, and is the managing partner of private equity funds responsible for investments in more than 50 companies in the healthcare and outsourcing fields, which provides the Board of Directors with significant guidance relating to our business and our industry.

Stephen E. Stonefield became a director of Cross Shore in 2006 and has continued to serve as a director of our company following the merger between Cross Shore and Old RPS. Mr. Stonefield is a senior advisor and global strategy officer for Sabrient Systems LLC, a quantitative equity research publishing and advisory company. Mr. Stonefield has also served as Director of Precise Asset Management Pte. Ltd. since 2004, and is also serving in senior advisory roles to two privately held companies in Asia. In 2003, Mr. Stonefield retired after three decades of senior positions in investment banking, largely in Asia, most recently as Chairman, Pacific Region, of Credit Suisse First Boston, or CSFB, and former Vice-Chairman and member of the Executive Board of CSFB. Prior to joining CSFB, Mr. Stonefield was a Managing Director at Smith Barney in New York, where he was head of Equity Capital Markets and Financing Services and a member of the firm’s Steering Committee. Prior to that, he was a Managing Director at Morgan Stanley in Tokyo and New York. He began his career in finance at Continental Illinois Ltd. Mr. Stonefield has also served as a member of the Economic Review Committee for financial services in Singapore, the Securities Industry Council of Singapore, and as a member of the International Advisory Board Kuala Lumpur Stock Exchange in Malaysia. Mr. Stonefield graduated summa cum laude from Dartmouth College with a B.A. degree and has an M.A. degree from Harvard University.

The Board of Directors believes that Mr. Stonefield’s service as a director of our company since 2006 and his extensive career in global investment banking enhance his qualifications to serve on the Board of Directors, especially with our recent expansion into the Asia-Pacific market. His service as a director and executive of a number of global investment banks allows him to provide a broad perspective on techniques for effectively running a business, while his particular expertise in finance and investment, especially as it relates to international investments and management of those investments, has made Mr. Stonefield particularly valuable in the growth of our international footprint.

Peter M. Yu began serving as a director of our company in 2008. Mr. Yu founded Cartesian Capital Group, LLC, a global private equity firm with more than $1 billion in commitments under management and responsible for more than 12 investments in a variety of fields and industries. Prior to founding Cartesian, Mr. Yu founded and served as President and Chief Executive Officer of AIGCP. Under his leadership, AIGCP became a leading international private equity firm, with more than $4.5 billion in committed capital. Prior to founding AIGCP in

1996, Mr. Yu served President Clinton as Director to the National Economic Council, the White House office responsible for developing and coordinating economic policy. A graduate of Harvard Law School, Mr. Yu served as President of the Harvard Law Review and as a law clerk on the U.S. Supreme Court. Mr. Yu received a B.A. degree from Princeton University’s Woodrow Wilson School. Mr. Yu is a director of Banco Daycoval, S.A., a publicly traded bank headquartered in Brazil. Mr. Yu is also a director of a number of private entities partly or wholly owned by funds sponsored by Cartesian Capital Group.

The Board of Directors believes that Mr. Yu’s background in business management and financial and investment expertise gives him an experienced perspective on the economic side of our business and provides our Board of Directors with access to different and current views on the issues facing our company and our business. In addition, Mr. Yu’s extensive experience in international management and transactions has been instrumental in our recent global acquisitions and the integration of those acquisitions into our operations, which has made Mr. Yu also particularly valuable in the growth of our international footprint.

Board Composition, Committees, and Board Independence

Our business is managed under the direction of our Board of Directors, in accordance with the General Corporation Law of the State of Delaware and our bylaws. Members of the Board of Directors are kept informed of developments in our business through discussions with the Chairman and Chief Executive Officer and other officers, by reviewing materials provided to them, and by participating in regular and special meetings of the Board of Directors and its committees.

Our amended and restated certificate of incorporation provides that the size of our Board of Directors shall consist of not less than one nor more than eleven directors. Our Board of Directors currently consists of nine directors, with three classes of directors, each consisting of three directors. The directors serve for staggered three-year terms:

•	Messrs. Macdonald, Armstrong, and Stonefield are each Class I Directors whose terms will expire at our 2011 annual meeting of stockholders;

•	Messrs. Raynor and Myers and Dr. Dean are each Class II Directors whose terms will expire at our 2012 annual meeting of stockholders; and

•	Messrs. Perlman and Yu and Dr. Koffer are each Class III Directors whose terms will expire at our 2013 annual meeting of stockholders.

Pursuant to an agreement between us, certain of our stockholders, and Pangaea One Acquisition Holdings I, LLC, or Pangaea, an affiliate of Cartesian Capital Group, LLC, or Cartesian, Pangaea has the right to nominate and have elected up to two designees to our Board of Directors as long as Pangaea owns at least 20% of our outstanding common stock, and one designee as long as Pangaea owns at least 10% of our outstanding common stock. Pangaea currently owns approximately 25% of our common stock, and Messrs. Yu and Armstrong were Pangaea’s nominees and have been elected to our Board of Directors. The agreement expired on August 30, 2010.

Board of Directors

Our Board of Directors has a long-standing commitment to sound and effective corporate governance practices. The foundation for our corporate governance is the Board of Directors’ policy that a majority of its members should be independent. We have applied to list our stock on the NASDAQ Global Market. Under the applicable standards promulgated by NASDAQ, our Board of Directors has determined that five, and therefore a majority, of our current directors, Messrs. Raynor, Macdonald, Meyers and Stonefield and Dr. Dean, have no relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and that each meets the objective requirement of “independence,” as defined by the applicable listing rules of NASDAQ.

Mr. Perlman serves as both our Chief Executive Officer and as Chairman of the Board of Directors. The Board of Directors believes that it is appropriate for Mr. Perlman to serve as both Chief Executive Officer and Chairman because the Board of Directors believes that his role in transforming our company from a pharmaceutical staffing company into a next generation CRO uniquely qualifies Mr. Perlman as the individual who generally sets the agenda for, and leads discussions of, strategic issues for our company at the Board of Directors level, and implements those strategic decisions while managing our company as its Chief Executive Officer. In addition, the Board of Directors believes that combining Mr. Perlman’s roles of Chief Executive Officer and Chairman of the Board of Directors provides an effective bridge between management and the Board of Directors, which facilitates a better flow of information in both directions and more efficient execution of the strategic goals developed by the Board of Directors throughout our company. Further, the Board of Directors believes that our corporate governance structure provides the appropriate balance between the need for consistent strategic direction and the need for the objectivity and independence of the non-management directors. The Board of Directors believes that there are a number of effective oversight mechanisms currently in place, including that a majority of the Board of Directors is independent and that our Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee are composed entirely of independent directors and perform significant oversight functions, as detailed below under the heading “Board Committees.” The Board of Directors believes that separating the roles of Chairman and Chief Executive Officer would result in a less efficient implementation of our strategies without providing any added benefit beyond that already achieved by our existing governance structure.

The Board of Directors has considered designating a “lead independent director” but has elected not to do so at this time because, as described above, the Board of Directors believes that the current structure under which Mr. Perlman serves as Chairman and Chief Executive Officer is the most efficient and effective leadership structure for the Board of Directors and for our company. The Board of Directors has determined that each independent director represents expertise in the technical, financial, business, and international facets of our operations, and together provide comprehensive guidance in developing strategies for our growth. Further, the composition of our Audit Committee and Compensation Committee, each of which consists solely of independent directors and is chaired by a different director, provides our independent directors with leadership opportunities and promotes the potential for differing perspectives in these key areas of governance. Because of these factors, the Board of Directors has determined that each independent director plays an equally important role in the overall function of the Board of Directors and that designating one as the “lead independent director” would serve no additional benefit beyond that already achieved by our existing governance structure. However, with a view towards our commitment to sound and effective corporate governance practices, the Board of Directors, depending on circumstances, will consider other leadership models, including designating a “lead independent director,” if it becomes appropriate in the future.

Board Committees

Our Board of Directors has established an Audit Committee, Nominating and Corporate Governance Committee and a Compensation Committee, all of which operate pursuant to written charters.

Audit Committee

Our Audit Committee assists our Board of Directors in the oversight of the integrity of our consolidated financial statements, as well as the qualifications, independence and performance of our independent registered public accounting firm. Our Audit Committee currently consists of Mr. Macdonald as the chairman and Messrs. Raynor and Stonefield, each of whom our Board of Directors has determined to be independent under SEC and NASDAQ rules. The Audit Committee currently operates under a written charter that has been approved by our Board of Directors. The Audit Committee Charter is reviewed annually by the Audit Committee with any recommended changes approved by the Board of Directors.

The Audit Committee’s primary responsibility is to assist the Board of Directors in fulfilling its oversight responsibilities to our stockholders and other constituencies by reviewing our financial statements and other financial information we provide, and reviewing our system of internal controls, including accounting, auditing and financial reporting practices. In furtherance of those oversight responsibilities, the Audit Committee’s primary duties are to: (1) appoint (and terminate, as appropriate), compensate, retain and oversee the work of the independent accountants, including the audit plan, scope and procedures; (2) approve or pre-approve, as applicable, the engagement of our independent accountants, the terms of such engagements, and all audit services and permissible non-audit services provided by the independent accountants to us; (3) confirm and take action to assure the independence of the independent accountants by reviewing and discussing the formal written statement and other periodic written reports received from the independent accountants regarding their objectivity and independence, including statements concerning other relationships and services that may affect their independence; (4) set clear hiring policies for employees and former employees of the independent accountants; (5) consider and review, with the independent accountants, the manager of our internal accounting controls, and management, the adequacy and effectiveness of our internal controls, including processes for identifying significant risks or exposures, and elicit recommendations for the improvement of such internal control procedures where desirable; (6) review with the independent accountants and management (i) our financial reporting (including financial statements and related footnotes), (ii) any significant changes required in the independent accountants’ audit plan, (iii) any material difficulties or disputes with management encountered during the course of the audit, (iv) other matters related to the conduct of the audit, (v) any material written communications provided by the independent accountants to management, and (vi) any legal and regulatory matters that may have a material impact on the financial statements; (7) review the appointment, replacement, reassignment or dismissal of the manager of our internal accounting controls; (8) review the processes of our management for performing its required certifications under the Sarbanes-Oxley Act; (9) review and discuss all earnings press releases and guidance; (10) review and approve all related party transactions; (11) establish procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding these issues; (12) report Audit Committee actions to the Board of Directors with such recommendations as the Audit Committee may deem appropriate; (13) prepare the audit committee report required to be filed with the SEC; (14) review and reassess the adequacy of the Audit Committee’s Charter annually and submit recommended amendments to the Board of Directors for approval; (15) investigate any matter brought to the attention of the Audit Committee within the scope of the Audit Committee’s duties, with the power to retain and determine the appropriate compensation for independent legal, accounting, financial and other advisors as the Audit Committee may deem necessary or appropriate to carry out its duties, at our expense; and (16) enforce our Code of Business Conduct and Ethics. The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

Messrs. Macdonald, Raynor and Stonefield all have significant past employment experience in finance, and our Board of Directors has designated each of them as audit committee financial experts under SEC rules.

In addition to the Audit Committee’s responsibilities set forth above, the Audit Committee has, pursuant to its current charter, primary responsibility for the oversight of risks that could affect us. The entire Board of Directors is actively involved in, and has ultimate responsibility for, the oversight of risks facing us and management of that risk, but the Audit Committee conducts preliminary evaluations of risk and addresses risk prior to review by the Board of Directors. The Audit Committee considers and reviews, in conjunction with our internal control processes, independent public accounting firm and management, the adequacy of our internal controls, including the processes for identifying significant risks or exposures, and elicits recommendations for the improvements of such procedures where desirable. In addition to the Audit Committee’s role, the full Board of Directors is involved in oversight and administration of risk and risk management practices by overseeing members of senior management in their risk management capacities, and regularly reviewing and analyzing the investment of our available cash and accompanying risk levels. Members of our senior management have day-to-day responsibility for risk management and establishing risk management practices, and members of management are expected to report matters relating to financial or accounting risk to the Audit Committee, and to report all other matters directly to the Board of Directors as a whole. Members of our senior management have an open line of communication to the Board of Directors and have the discretion to raise issues from time to time in any manner they deem appropriate, and management’s reporting on issues relating to risk management typically occurs through direct communication with directors or committee members as matters requiring attention arise.

Compensation Committee

The Compensation Committee operates under a written charter that has been approved by the Board of Directors. The Compensation Committee Charter is reviewed annually by the Compensation Committee with any recommended changes approved by the Board of Directors. The Compensation Committee is responsible for formulating, evaluating, and approving the compensation of our executive officers, overseeing all compensation programs involving the issuance of our common stock and other equity securities, and preparing the annual report on executive compensation for inclusion in our annual proxy statement. The Compensation Committee:

(1) annually reviews, determines, and approves the compensation of our Chief Executive Officer and all other executive officers, including the use of cash incentives and deferred compensation plans; (2) determines our policy with respect to the application of Section 162(m) of the Internal Revenue Code; (3) approves compensation programs and grants involving the use of our common stock and other equity securities; (4) reviews, approves, and when appropriate, recommends to our Board of Directors for approval, any employment agreements or any severance arrangements for our executive officers; (5) reviews and discusses with management our analysis and discussion of compensation for inclusion in our annual proxy statement; and (6) reviews our incentive compensation programs to determine whether they encourage excessive risk-taking and assesses, at least annually, the relationship between risk management policies and practices and compensation. To perform its duties, the Compensation Committee has the power to retain, at our expense, experts and other professionals, including compensation consultants.

Our Compensation Committee consists of Mr. Raynor as the chairman and Mr. Stonefield, each of whom our Board of Directors has determined to be independent under NASDAQ listing rules.

The section of this prospectus entitled “Compensation Discussion and Analysis” includes additional information about the processes and procedures of the Board of Directors and the Compensation Committee for considering and determining executive officer compensation.

In addition to the Audit Committee, the Compensation Committee considers the risks that may be implicated by our executive compensation practices, as described under the heading “Executive Compensation—Compensation Discussion and Analysis—Performance Bonuses.”

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee, or Nominating Committee, operates under a written charter that has been approved by our Board of Directors. The Nominating Committee Charter is reviewed annually by the Nominating Committee with any recommended changes approved by the Board of Directors. The Nominating Committee is responsible for establishing criteria for selecting new directors, identifying, screening, and recruiting new directors, recommending director nominees to the full Board of Directors, and recommending to the Board of Directors a set of corporate governance principles applicable to our company. The Nominating Committee: (1) establishes and reviews as necessary the criteria for selecting new directors, including the review and approval of any written policies relating to the submission of candidates for director by stockholders; (2) assesses the contributions of the current directors to the Board of Directors in connection with their re-nomination and makes recommendations to the Board of Directors for director nominees at our annual meeting of stockholders and to fill vacancies; (3) recommends standards for determining director independence to the Board of Directors and periodically reviews director independence; (4) recommends and reviews corporate governance guidelines to the Board of Directors, including guidelines in our bylaws and committee charters; (5) oversees the evaluation of the effectiveness of the Board of Directors; (6) recommends the assignment of members of committees to the Board of Directors; and (7) periodically reviews all elements of non-employee director compensation and makes recommendations to the Board of Directors regarding changes. To perform its duties, the Nominating Committee has the power to retain, at our expense, experts and other professionals, including director search firms.

Our Nominating Committee consists of Dr. Dean as the chairman and Mr. Myers, each of whom our Board of Directors has determined to be independent under NASDAQ listing rules.

Compensation Committee Interlocks and Insider Participation

Daniel Raynor and Stephen Stonefield were the only members of our Compensation Committee during the last fiscal year, neither of whom has ever been an employee or officer of our company. None of our executive officers serves as a member of the Board of Directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our Board of Directors or our Compensation Committee.

Director Compensation

Until August 30, 2007, the Board of Directors of Cross Shore consisted of Edward V. Yang (chair), Dennis M. Smith, Stephen E. Stonefield and Jon A. Burgman. The directors were not paid compensation of any kind until August 30, 2007, with the exception of reimbursement for out-of-pocket expenses incurred by or on behalf of the director in identifying and performing due diligence on potential acquisition targets. Effective August 29, 2007, Messrs. Smith and Yang each entered into service agreements with us. Messrs. Smith and Yang resigned as directors effective December 6, 2007, but their respective service agreements remained in place. Mr. Burgman resigned as a director on August 30, 2007, and Mr. Stonefield remained as a director of our company. Pursuant to the service agreements, Messrs. Smith and Yang provided consulting services, were entitled to receive their respective annual base salaries ($60,000 each), and were eligible to participate in all of our benefit plans and equity incentive plans, and to receive an annual bonus at the sole discretion of our Board of Directors for a period of two years. Under the terms of this arrangement, Messrs. Smith and Yang received $60,000 each for the year ended December 31, 2008 and additional compensation of $15,168 and $10,417, respectively, related to our cost of medical, dental and other insurance premiums covered under our benefit plans. Messrs. Smith and Yang received $40,000 each for the year ended December 31, 2009 and additional compensation of $9,152 and $6,391, respectively, related to the cost of medical, dental and other insurance premiums covered under our benefit plans. The service agreements were not renewed and expired on their terms on August 29, 2009.

In conjunction with the merger with Old RPS, Daniel Perlman, Harris Koffer, Daniel Raynor and James Macdonald were appointed as directors. Thomas Armstrong, Peter Yu, Warren Myers, and Jack Dean were appointed as directors on May 12, 2008. Dr. Dean and Messrs. Stonefield and Myers are each entitled to receive $6,250 per quarter for their service on our Board of Directors, totaling $25,000 annually. In addition, Dr. Dean and Mr. Myers were each granted options to purchase 5,000 shares of our common stock at an exercise price of $3.70 per share on the day they were appointed to the Board of Directors in May 2008, and Mr. Stonefield was granted an option to purchase 5,000 shares of our common stock at an exercise price of $1.75 per share on May 20, 2009. One-third of the stock options granted to Dr. Dean and Messrs. Myers and Stonefield vest on each anniversary of the grant date over three years. The directors of our predecessor, Old RPS, were not compensated for their services.

Mr. Perlman and Dr. Koffer receive no additional compensation for their service as directors of RPS. Compensation for Mr. Perlman and Dr. Koffer is set forth in the Summary Compensation Table below. Messrs. Yu, Armstrong, Raynor and Macdonald receive no compensation for their service as directors.

The following table provides compensation information for the year ended December 31, 2009 for each member of our Board of Directors serving during 2009.

	Fees Earned or	Option
Name(1)(3)	Paid in Cash	Awards(2)	Total

Stephen E. Stonefield	$25,000	$4,350	$29,350
Jack H. Dean	$25,000	—	$25,000
Warren W. Myers	$25,000	—	$25,000
Peter M. Yu	—	—	—
Thomas R. Armstrong	—	—	—
Daniel Perlman	—	—	—
Harris Koffer	—	—	—
Daniel Raynor	—	—	—
James Macdonald	—	—	—

(1)	In 2009, no director received any stock awards, non-equity incentive plan compensation, or other compensation, nor were there any pensions or nonqualified deferred compensation available to the directors solely as compensation for their services as directors. Therefore, the columns with the headings “Stock Awards,” “Non-Equity Incentive Plan Compensation,” “Changes in Pension Value and Nonqualified Deferred Compensation Earnings,” and “All Other Compensation” have been omitted from this table.

(2)	Amount reflects the grant date fair value of options granted in 2009 computed in accordance with Codification Topic 718 regarding stock compensation, excluding the effect of estimated forfeitures. The exercise price of the options granted to Mr. Myers and Dr. Dean on May 12, 2008 was $3.70 per share with an aggregate fair value of $9,450 each. The exercise price of the options granted to Mr. Stonefield on May 20, 2009 was $1.75 per share with an aggregate fair value of $4,350. The fair value was calculated using a Black-Scholes option-pricing model for those grants issued to directors and executive officers. For a discussion of the assumptions utilized in the Black-Scholes option-pricing model, please see Note 2 to our consolidated financial statements for the fiscal year ended December 31, 2009, which are included in this prospectus. As of December 31, 2009, each of Messrs. Stonefield and Myers and Dr. Dean held stock options to purchase an aggregate of 5,000 shares. As of December 31, 2009, Mr. Perlman and Dr. Koffer held stock options to purchase 450,000 and 989,279 shares, respectively.

(3)	Messrs. Yang and Smith did not serve as directors during the 2009 fiscal year, and are therefore not included in this table. Compensation arrangements with Messrs. Smith and Yang are described above under the heading entitled “Director Compensation.”

Executive Compensation

Compensation Discussion and Analysis

Our Compensation Committee, currently comprised of Mr. Raynor as chairman and Mr. Stonefield, has overall responsibility for reviewing and approving the recommendations of management with respect to the appropriate compensation policies, programs and levels, and for continually monitoring adherence to our compensation philosophy. The Compensation Committee is responsible for ensuring that the total compensation paid to our executive officers is fair, reasonable and competitive and approves all changes to the compensation packages for our Chief Executive Officer and our other executive officers.

Objectives of Our Compensation Program

The primary objective of our compensation program is to ensure that members of our executive management team are provided with appropriate incentives to encourage enhanced performance and are, in a fair and responsible manner, rewarded for their individual contributions to our success. The Compensation Committee reviews and approves our compensation program to provide sufficient compensation opportunities for executives in order to attract, retain and motivate the best possible management team to lead us in the achievement of both our short- and long-term performance goals. The Compensation Committee believes that the first step in attracting and retaining executives is to ensure that our compensation program is competitive in the marketplace. Furthering this goal, the compensation packages for each of our named executive officers, including the Chief Executive Officer, consist of a base salary, opportunities for annual cash compensation in the form of performance bonuses, and long-term compensation in the form of equity ownership.

Each of our named executive officers has a written employment agreement setting forth the material terms of his or her employment. The material terms of the named executive officers’ employment agreements currently in effect are described below under “Named Executive Officer Employment Agreements.”

On an ongoing basis, the Compensation Committee determines adjustments to base salary, the amount and timing of performance bonuses, the performance targets required to be achieved for the payment of performance bonuses, and the appropriate level and targets for other compensation, if any, to be paid to our named executive officers. The Compensation Committee, annually and as it otherwise deems appropriate, meets with the Board of Directors to obtain recommendations with respect to our compensation programs for executives and other employees. The Board of Directors may make recommendations to the Compensation Committee on base salary, performance targets and other terms, which the Compensation Committee may consider. No director or executive is involved in any decisions as to his or her own compensation.

Short-Term versus Long-Term Compensation

Short-term compensation paid to our named executive officers includes:

•	base salaries, which are paid in regular installments in accordance with our general payroll practices and are subject to customary withholding;

•	cash performance bonuses at the sole discretion of the Board of Directors or based on achieving business and financial goals determined by the Board of Directors or the Compensation Committee and as approved by the Compensation Committee; and

•	perquisites and personal benefits, which are paid consistent with our policies in appropriate circumstances.

Our long-term compensation currently consists of grants of stock options. Our executives may also participate in our 401(k) plan, which is open to all employees who have completed at least three months of service and are at least 21 years of age.

The Compensation Committee seeks to balance the need of our named executive officers for current income with the need to create longer-term incentives that are directly tied to achievement of our long-term targets and the enhancement of stockholder value. Our allocation between cash and non-cash and between short-term and long-term incentive compensation is set by the terms of the individual employment agreement and the terms of our equity incentive plan. Income from elements of incentive compensation is realized as a result of the performance of our company or the executive, depending on the type of award, compared to goals proposed and approved by the Compensation Committee on an annual basis.

Benchmarking and Use of Compensation Consultants

The Compensation Committee does not engage in formal benchmarking when setting compensation for our named executive officers, including Mr. Perlman, although the Compensation Committee has in the past and would expect in the future to consider information regarding compensation of executive officers of other similar companies in revising our compensation plan. Neither the Board of Directors nor the Compensation Committee has engaged compensation consultants for the purposes of determining executive or director compensation. We have engaged compensation consultants for the purposes of general human resources and benefits advisory services that are applicable and available to all salaried employees, and the fees for such services did not exceed $120,000 in 2009.

Compensation Components

The principal compensation components for the named executive officers consists of the following:

•	Base salary: fixed pay that takes into account an individual’s role and responsibilities, experience, expertise, and individual performance.

•	Performance cash bonuses: paid to reward attainment of annual business and financial performance targets that the Board of Directors set and the Compensation Committee approved.

•	Long-term incentives: issued to reward increases in stockholder value over longer terms and align the interests of our executives with the interests of our stockholders.

Historically, the largest portion of our executives’ compensation packages have been in the form of annual base salary.

Base Salary

The Compensation Committee adjusts base salaries of our named executive officers based on a number of factors, with the primary factor being the base salary agreed upon in each named executive officer’s employment agreement, but also including an individual’s role and responsibilities, experience, expertise, individual job performance relative to his or her responsibilities, impact on development and achievement of our business strategy, and competitive market factors for comparable talent. The Compensation Committee may also adjust base salaries from time to time if a change in scope of the officer’s responsibilities justifies an adjustment or, in limited circumstances, to maintain salary competitiveness.

In 2009, the Compensation Committee increased the base salaries of Messrs. Perlman and Bell and Dr. Koffer by approximately 1%, and increased Ms. Brennan’s base salary by approximately 2%, when compared to the base salaries earned by those named executive officers in 2008, while Mr. Shah’s base salary remained the same.

Base salary for our named executive officers in fiscal years 2007 through 2009 is shown in the Summary Compensation Table below, under the heading “Salary.”

Annual Performance Bonuses

The Compensation Committee believes that some portion of overall cash compensation for executive officers should be contingent on the successful achievement of business and financial targets determined by the Board of Directors on an annual basis. To that end, and depending on our financial and operating performance, cash compensation is augmented in appropriate circumstances by the payment of performance bonuses. These performance-based bonuses more closely align an individual’s overall compensation with his or her performance and our financial performance. The Compensation Committee believes that this bonus arrangement focuses our executives on strategic goals established for the fiscal year and aligns management’s interests with those of our stockholders. The Compensation Committee historically established a bonus pool to be distributed to our executive officers upon the achievement of specified objectives.

In prior years, the Board of Directors had the discretion to increase the amount available in the aggregate bonus pool based on whether we exceed an established earnings before interest, taxes, depreciation, and amortization, or EBITDA, target. For example, if EBITDA exceeded the established target, a percentage ranging from 15% to 100% of such excess could be added to the aggregate amount available for bonuses. Exceeding the EBITDA performance target could result in performance bonuses exceeding the amounts initially reserved in the aggregate bonus pool, and falling short of the EBITDA performance target could result in performance bonuses less than the amount reserved for the aggregate bonus pool. The Compensation Committee has sole discretion whether the excess over targeted EBITDA will be added to the aggregate bonus pool, the percentage over targeted EBITDA that can be contributed to the aggregate bonus pool, and the percentage of the aggregate bonus pool to be paid to individual executive officers.

In determining the amounts to be paid to individual executive officers out of the established bonus pool, the Board of Directors considered factors including the performance of the individual executive and our performance as a whole, including performance as measured by EBITDA. In fiscal year 2008, the Board of Directors reviewed and approved an annual budget that included a provision for awarding performance bonuses to the executive officers based upon achieving performance targets established by the Board of Directors for 2008. Depending on whether we achieved, exceeded or fell short of the financial target established by the Board of Directors, the Compensation Committee determined, in its sole discretion, whether an amount equal to or greater or less than the budgeted amount was paid in performance bonuses. The targets established by the Board of Directors serve as general guidelines for determining bonuses, but the ultimate determination regarding the performance bonus amount awarded to individual executive officers is at the discretion of the Compensation Committee, taking into account any contractual provisions in an executive’s employment agreement. During 2008, progress towards meeting the financial target was evaluated on a quarterly basis, and each executive officer was awarded 50% of the bonus that the Board of Directors determined that executive officer was entitled to receive for the relevant quarter, and the remaining bonus amounts were paid at the end of the fiscal year.

In 2009, the Board of Directors did not establish a performance bonus target using the same criteria used in 2008, and instead elected to award bonuses at its discretion based on overall financial performance, including EBITDA. Based upon a review of 2009 financial performance, the Compensation Committee established a discretionary bonus pool to be distributed to the executive officers. The performance bonus amounts were determined in the fourth quarter of 2009 and approved by the Compensation Committee and paid in January 2010.

The performance target for 2008 and the aggregate bonus pool available to our named executive officers for 2008 and 2009 are summarized below:

	Performance
	Target	Available Aggregate
Fiscal Year	(EBITDA)	Bonus Pool

2008	$13,000,000	$720,000
2009	N/A	$350,000

The Board of Directors, in connection with its assessment of performance criteria for 2009, concluded that while the consideration of the performance of both the individual and our company as a whole in determining performance bonuses may promote prudent risk-taking in support of our objectives, balancing our financial performance against an individual’s personal performance and our overall ability to reach our objectives did not encourage or promote inappropriate risk-taking by the participants.

Comparing performance bonuses as a percentage of base salary earned by the named executive officers in 2008 to 2009, the performance bonuses for all of our executive officers increased between the two years. As a percentage of base salary, Mr. Perlman’s performance bonus increased 12%, Dr. Koffer’s increased by 10%, Mr. Bell’s increased by 9%, Ms. Brennan’s increased by 5%, and Mr. Shah’s increased by 8%.

Performance bonuses for our named executive officers earned in fiscal 2007, 2008 and 2009 are shown in the Summary Compensation Table below, under the heading “Non-Equity Incentive Plan Compensation.”

Long-Term Incentives

The Compensation Committee considers incentives that vest over time to be an essential component of executive compensation so that a proper balance exists between short- and long-term considerations and enhancing stockholder value. The Compensation Committee believes that management ownership of stock and equity-based performance compensation arrangements are useful tools to align the interests of management with those of our stockholders. Certain of our named executive officers previously participated in the equity incentive plan maintained by Old RPS. These named executive officers received option grants under the Old RPS plan that vested over a period of three years from the date of grant. After the merger between Cross Shore and Old RPS, we adopted the 2007 Equity Incentive Plan, which we refer to in this prospectus as the 2007 Plan, and terminated the plan maintained by Old RPS. All prior awards made under the Old RPS plan were terminated unless exercised in connection with the merger. Options to purchase common stock of Old RPS were replaced with options to purchase our common stock, based upon the exchange ratio established in the merger agreement. As a result, Mr. Bell, Dr. Koffer, Ms. Brennan and Mr. Shah received replacement options to purchase 72,560 shares, 899,279 shares, 83,445 shares and 130,610 shares, respectively.

In December 2007, following the merger between Cross Shore and Old RPS, we granted options to Mr. Perlman, Mr. Bell and Dr. Koffer to purchase 450,000 shares, 180,000 shares and 120,000 shares, respectively, as an additional incentive for them to remain with our company and to align their interests with those of our public company stockholders. These options vest over a three-year period through December 6, 2010 and have an exercise price of $5.05 per share, which was the closing price of our common stock on the AIM on the date of grant. The aggregate grant date fair value of stock option awards in 2007 for Messrs. Perlman and Bell and Dr. Koffer was $760,500, $304,200, and $202,800 respectively. Ms. Brennan and Mr. Shah were not granted any stock options in 2007.

Because retention of these executives following the merger between Cross Shore and Old RPS was one factor in the decision to make stock option awards following the merger, and those executives have remained with us since the merger, the Compensation Committee’s goal of retaining these executive officers in the years immediately following the merger was largely completed and therefore no additional equity compensation was awarded in 2008 or 2009. The Compensation Committee believes that the possible forfeiture of options upon the departure of our executives provides an additional retention incentive, and the vesting of options over time aligns the interests of our executives with our stockholders. To that end, our Compensation Committee authorized the grant of an option to purchase 100,000 shares of common stock and issued 40,000 shares of restricted stock to Mr. Bell in August 2010 as a retention incentive and in recognition of his continued service to our company.

Other Compensation and Benefits

All of our named executive officers are eligible to participate in certain benefit plans and arrangements offered to employees generally, including health, dental, life and disability insurance, our 401(k) plan, and our Section 125 cafeteria plan. With the exception of the perquisites described below, we do not generally differentiate between the benefits we offer our named executives and the benefits we offer our other employees. We do not maintain any executive retirement programs such as executive pension plans, deferred compensation plan, or other executive retirement benefits. We intend to continue to maintain our current benefits for our executive officers, although the Compensation Committee in its discretion may reduce, revise, amend or add to any executive’s benefits or perquisites as it deems advisable.

We provide our executive officers with limited perquisites and other personal benefits that are not otherwise available to all of our employees. These perquisites consist of automobile-related reimbursements and premiums paid on behalf of the executive for health, dental, life and disability insurance coverage that is not made generally available to our other employees. Perquisites and personal benefits are taken into account in evaluating the total compensation package for our named executive officers. We believe the few perquisites and other personal benefits that we make available to our executive officers are reasonable and consistent with our overall compensation program, and better enable us to attract and retain superior employees for key positions. Certain perquisites may be subject to the approval of the Compensation Committee, depending on the amount and type. Additional details are provided in the “All Other Compensation Table” below.

Tax Considerations

Section 162(m) of the Internal Revenue Code, which is referred to in this prospectus as the Code, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our Chief Executive Officer and the four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. The Compensation Committee generally intends to structure the performance-based portion of our executive compensation, when feasible, to comply with the exemptions provided in Section 162(m) so that the compensation remains tax deductible to us. However, the Board of Directors may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The table below summarizes for the fiscal years ended December 31, 2009, 2008, and 2007 the total compensation earned by our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers as of December 31, 2009. These persons are referred to in this prospectus as the named executive officers.

			Non-Equity	Option	All Other
	Fiscal		Incentive Plan	Awards(4)	Compensation(2)
Name and Principal Position(1)(3)	Year	Salary ($)	Compensation ($)	($)	($)	Total ($)

Daniel M. Perlman	2007	350,000	171,205	760,500	327,741	1,609,446
Chief Executive Officer	2008	350,000	45,662	—	75,934	471,596
	2009	353,750	88,114	—	70,888	512,752
Steven Bell	2007	280,000	91,309	304,200	273,863	949,372
Chief Financial Officer	2008	280,000	24,353	—	25,128	329,481
	2009	283,750	46,994	—	27,986	358,730
Harris Koffer	2007	300,000	122,289	202,800	78,780	703,869
President and Chief	2008	300,000	32,616	—	30,048	362,664
Operating Officer	2009	303,750	62,938	—	30,568	397,256
Janet Brennan	2007	260,000	52,992	—	19,159	332,151
Chief International Affairs	2008	260,000	14,134	—	19,907	294,041
Officer and Executive Vice President	2009	265,833	27,273	—	21,145	314,251
Samir Shah	2007	250,000	81,526	—	26,101	357,627
Executive Vice President,	2008	250,000	21,744	—	26,970	298,714
Strategic Development	2009	250,000	41,959	—	29,247	321,206

(1)	Neither the Chief Executive Officer, Chief Financial Officer nor any of our other three most highly compensated executive officers as of December 31, 2009 received any compensation in the form of stock awards, bonuses, or a change in pension value and nonqualified deferred compensation earnings in 2007, 2008 or 2009. Accordingly, the corresponding columns have been omitted.

(2)	Additional details regarding the amounts included in the “All Other Compensation” column are set forth in the table immediately following this Summary Compensation Table.

(3)	Mr. Dennis M. Smith was the Chief Executive Officer of Cross Shore until completion of the merger, when Mr. Perlman replaced him as Chief Executive Officer. Mr. Smith did not receive any compensation for services rendered as Chief Executive Officer of Cross Shore during 2006 and until August 29, 2007, except reimbursement for out-of-pocket expenses incurred in identifying and performing due diligence on a target for a qualified business combination. Our compensation arrangements with Mr. Smith are set forth under the heading “Director Compensation” in this prospectus.

(4)	The amounts reported in the “Option Awards” column represent the fair value of options granted in the indicated year, excluding the effect of estimated forfeitures.

All Other Compensation Table

The table below summarizes the amounts included in the “All Other Compensation” column of the Summary Compensation Table earned by our named executive officers in 2007, 2008 and 2009.

		401(k) Matches,
		Medical, Dental and	Automobile-Related	Bonus upon
	Fiscal	other Insurance	Compensation(1)	Completion of the
Name	Year	Premiums ($)	($)	Merger ($)	Total ($)

Daniel M. Perlman	2007	29,229	48,512	250,000	327,741
Chief Executive Officer	2008	30,521	45,413	—	75,934
	2009	31,053	39,835	—	70,888
Steven Bell	2007	14,863	9,000	250,000	273,863
Chief Financial Officer	2008	16,128	9,000	—	25,128
	2009	16,671	11,315	—	27,986
Harris Koffer	2007	16,780	12,000	50,000	78,780
President and Chief Operating	2008	18,048	12,000	—	30,048
Officer	2009	18,568	12,000	—	30,568
Janet Brennan	2007	6,111	13,048	—	19,159
Chief International Affairs Officer	2008	6,539	13,368	—	19,907
and Executive Vice President	2009	6,211	14,934	—	21,145
Samir Shah	2007	14,684	11,417	—	26,101
Executive Vice President, Strategic	2008	15,963	11,007	—	26,970
Development	2009	16,598	12,649	—	29,247

(1)	Automobile-related compensation includes monthly automobile lease payments, payment or reimbursement of automobile insurance premiums, automobile maintenance, repairs, and gasoline, or a flat automobile allowance, as applicable.

Named Executive Officer Employment Agreements

Each of our named executive officers has a written employment agreement setting forth the material terms of his or her employment as summarized below. Messrs. Perlman and Bell and Dr. Koffer entered into new employment agreements in conjunction with the merger between Cross Shore and Old RPS. We entered into an employment agreement with Mr. Shah on December 6, 2007, following the merger. These employment agreements were reviewed by the Compensation Committee and approved by the respective boards of directors of Old RPS and Cross Shore. Janet Brennan’s employment agreement entered into before the merger remained in effect after the merger. Under these employment agreements, these executives receive annual base salaries at rates not less than the amounts reported in the Summary Compensation Table for 2009, which may be adjusted from time to time.

Daniel M. Perlman

We entered into an employment agreement with Mr. Perlman on April 26, 2007 to serve as our Chairman and Chief Executive Officer, and the employment agreement became effective on August 29, 2007, upon completion of the merger with Old RPS. The employment agreement has an initial term of three years, and will be automatically renewed for successive one-year periods after the initial term, unless terminated by either us or Mr. Perlman within a specified period prior to the end of the initial term or any renewal term.

Mr. Perlman is entitled to receive a base salary of $400,000 per year, which includes automobile payments, expenses, insurance, and maintenance, or such higher rate as the Board of Directors may designate from time to time, payable in accordance with our normal payroll practices. Mr. Perlman is eligible to receive an annual target bonus equal to 60% of his base salary, with the actual amount of any bonus based on achieving our business and financial objectives. In addition, Mr. Perlman is entitled to participate in the 2007 Plan, with any stock options granted to be incentive stock options to the maximum extent possible, and any other compensation programs available to executive officers and all benefit plans, including medical, dental, retirement, short- and long-term disability and other such plans as we may establish from time to time for our executives or employees generally.

We have agreed under the employment agreement to obtain and maintain a life insurance policy covering the life of Mr. Perlman with death benefits in an aggregate amount of not less than $4,000,000, with the beneficiaries of such policy to be selected by Mr. Perlman. Mr. Perlman is also entitled under the employment agreement to receive the benefits under a disability insurance policy maintained by us that would pay Mr. Perlman at least 60% of his then current annual base salary. Mr. Perlman is also entitled to receive severance payments and benefits in the event his employment is terminated by us or he voluntarily resigns his employment, as well as acceleration of his equity awards in connection with a change of control, in each case as described below under “Potential Payments Upon Termination or Change in Control.”

Additionally, Mr. Perlman has made customary agreements and representations regarding confidentiality, assignment of inventions, and non-competition, and we have made agreements and representations regarding indemnification under our certificate of incorporation and bylaws.

Harris Koffer

We entered into an employment agreement with Dr. Koffer on April 26, 2007, to serve as our President and Chief Operating Officer and as a director of our company. The employment agreement became effective on August 29, 2007, upon completion of the merger between Cross Shore and Old RPS. The employment agreement can be terminated by either us or Dr. Koffer at any time for any reason, and Dr. Koffer will be entitled to receive severance payments and benefits in the event his employment is terminated by us or he voluntarily resigns his employment, as described below under “Potential Payments Upon Termination or Change in Control.”

Dr. Koffer is entitled to receive a base salary of $300,000, as may be adjusted by the Board of Directors from time to time, payable in accordance with our normal payroll practices. Dr. Koffer is also eligible to receive an annual target bonus equal to 50% of his base salary for achieving our business and financial objectives. In addition, Dr. Koffer is entitled to participate in the 2007 Plan and all other benefit plans, including medical, dental, retirement, flexible spending account, Section 125 plan, Section 401(k) plan, short- and long-term disability, life insurance, in an amount equal to three times his base salary, and accident and disability insurance, and other such plans as we may establish from time to time for our executives or employees generally.

Dr. Koffer has entered into a separate agreement that contains customary agreements and representations by Dr. Koffer relating to confidentiality, assignment of inventions, and non-competition.

Steven Bell

We entered into an employment agreement with Mr. Bell on April 26, 2007 to serve as our Executive Vice President of Finance and Chief Financial Officer. The employment agreement became effective on August 29, 2007, upon completion of the merger between Cross Shore and Old RPS. The employment agreement had an initial term of one year, and has been automatically renewed for successive one-year periods unless terminated by either us or Mr. Bell within a specified period prior to the end of any renewal term. Mr. Bell is entitled to receive severance payments and benefits in the event his employment is terminated by us, as well as acceleration of vesting upon a change of control, in each case as described below under “Potential Payments Upon Termination or Change in Control.”

Mr. Bell is entitled to receive a base salary of $310,000 per year, or such other higher rate as the Chief Executive Officer may designate from time to time, payable in accordance with our normal payroll practices. Mr. Bell is also eligible to receive an annual bonus in such amount as determined by the Board of Directors in its sole discretion. In addition, Mr. Bell is entitled to participate in all benefit plans, including medical, dental, retirement, short- and long-term disability, the premiums and fees for which will be fully paid by us, and stock incentive and other such plans as we may establish from time to time for our executives or employees generally. Any stock options granted to Mr. Bell are to be treated as incentive stock options to the maximum extent possible.

The employment agreement contains customary agreements and representations by Mr. Bell regarding confidentiality, assignment of inventions, and non-competition.

Janet Brennan

Old RPS entered into an employment agreement with Ms. Brennan on April 28, 2001, which was assumed by our company following the merger between Cross Shore and Old RPS. Under Ms. Brennan’s employment agreement, Ms. Brennan currently serves as our Chief International Affairs Officer and Executive Vice President. The initial term of the agreement was one year, and the agreement has been automatically renewed for successive one-year periods unless terminated by either us or Ms. Brennan within a specified period prior to the end of any renewal term.

Ms. Brennan’s base salary under the agreement was increased to $280,000 per year in 2009, and may be further increased by the Board of Directors from time to time, payable in accordance with our normal payroll practices. Ms. Brennan is eligible to receive an annual performance bonus in such amount as determined in the sole discretion of the Board of Directors. In addition, Ms. Brennan is eligible to participate in our benefit plans, including medical, dental, retirement, short- and long-term disability and other such plans as we may establish from time to time for our executives or employees generally.

Ms. Brennan is also entitled to receive severance payments and benefits from us in the event we terminate her employment or she voluntarily resigns her employment, as described below under “Potential Payments Upon Termination or Change in Control.”

The employment agreement contains customary agreements and representations by Ms. Brennan regarding confidentiality, assignment of inventions, and non-competition.

Samir Shah

We entered into an employment agreement with Mr. Shah on December 6, 2007. Under Mr. Shah’s employment agreement, Mr. Shah currently serves as our Executive Vice President, Strategic Development. The initial term was one year and the agreement has been automatically renewed for successive one-year periods unless terminated by either us or Mr. Shah within a specified period prior to the end of any renewal term.

Mr. Shah is entitled to receive a base salary of $250,000 per year, or such higher rate as the Board of Directors may designate from time to time, payable in accordance with our general payroll practices. Mr. Shah is eligible to receive an annual performance bonus in such amount as determined in the sole discretion of the Board of Directors. In addition, Mr. Shah is eligible to participate in our benefit plans, including medical, dental, retirement, short- and long-term disability and other such plans as we may establish from time to time for our executives or employees generally.

Mr. Shah is also entitled to receive severance payments and benefits from us in the event that we terminate his employment or he voluntarily resigns his employment, as described below under “Potential Payments Upon Termination or Change in Control.”

The employment agreement contains customary agreements and representations by Mr. Shah regarding confidentiality, assignment of inventions, and non-competition.

Grants of Plan-Based Awards

The table below sets forth information regarding all plan-based awards granted to our named executive officers during 2009.

			Estimated Future
			Payouts Under
			Non-Equity
			Incentive Plan
Name	Year	Grant Date(1)	Awards(2)(3)

Daniel M. Perlman	2009	12/31/2009	$88,114
Chief Executive Officer
Steven Bell	2009	12/31/2009	$46,994
Chief Financial Officer
Harris Koffer	2009	12/31/2009	$62,938
President and Chief Operating Officer
Janet Brennan	2009	12/31/2009	$27,273
Chief International Affairs Officer and Executive Vice President
Samir Shah	2009	12/31/2009	$41,959
Executive Vice President, Strategic Development

(1)	Each executive officer was awarded 100% of his or her respective non-equity incentive plan awards in January 2010, as detailed under the heading “Performance Bonuses” in the “Compensation Discussion and Analysis” section above.

(2)	Our non-equity incentive plan does not provide for threshold, target or maximum amounts of bonuses to be awarded upon satisfaction of conditions under the plan. The performance bonuses awarded to executive officers under the non-equity incentive plan are determined by the Board of Directors as described in the “Compensation Discussion and Analysis” section above under the heading “Performance Bonuses.”

(3)	The columns with the headings “All Other Stock Awards: Number of Shares of Stock or Units,” “All Other Option Awards: Number of Securities Underlying Options,” “Estimated Future Payouts Under Equity Incentive Plan Awards,” “Exercise or Base Price of Option Awards,” and “Grant Date Fair Value of Stock and Option Awards” have been omitted from the table because we did not issue any shares of stock, units, or stock options to named executive officers during 2009.

Outstanding Equity Awards at Fiscal Year End

The table below sets forth information regarding our named executive officers’ outstanding equity awards at December 31, 2009, all of which are stock options.

	Option Awards(1)(2)(3)
	Number of Securities	Number of Securities
	Underlying	Underlying	Option	Option
	Unexercised Options	Unexercised Options	Exercise	Expiration
Name	Exercisable (#)	Unexercisable (#)	Price ($/Sh)	Date

Daniel M. Perlman	300,000	150,000 (4)	5.05	12/6/2017
Chief Executive Officer
Steven Bell	36,280	—	0.83	6/1/2014
Chief Financial Officer	36,280	—	0.83	5/23/2016
	135,000	45,000 (4)	5.05	12/6/2017
Harris Koffer	899,279	—	0.83	7/10/2016
President and Chief Operating Officer	90,000	30,000 (4)	5.05	12/6/2017
Janet Brennan	5,442	—	0.37	12/31/2011
Chief International Affairs Officer	5,442	—	0.37	12/31/2012
And Executive Vice President	72,561	—	0.83	6/1/2014
Samir Shah	1,814	—	0.37	12/31/2011
Executive Vice President, Strategic	1,814	—	0.37	12/31/2012
Development	36,280	—	0.83	6/1/2014
	90,702	—	0.83	5/23/2016

(1)	None of the securities underlying any of the named executive officers’ options are unearned, and therefore the column with the heading “Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options” has been omitted from this table.

(2)	The four columns under the heading “Stock Awards” have been omitted from this table because no unvested awards of stock were held by our named executive officers at December 31, 2009.

(3)	With the exception of the 450,000 options granted to Mr. Perlman and the 899,279 options granted to Dr. Koffer upon commencing employment with Old RPS on July 10, 2006, stock options vest on the following schedule: 33 1/3% of options vested on the first anniversary of the date of grant, and 8 1/3% of options vested every 90 days until fully vested. The options become fully vested three years after grant, provided that the employee has remained continuously employed by us during those three years. One-third of Mr. Perlman’s options vest each year over a three-year period. The option becomes fully vested three years after the date of grant. Dr. Koffer’s 899,279 options vested on the following schedule: 33 1/3% vested on July 10, 2007, and 2 7/9% vested every month thereafter until the option fully vested on July 10, 2009.

(4)	These options will become fully vested on December 6, 2010.

ReSearch Pharmaceutical Services, Inc. 2007 Equity Incentive Plan

Our Board of Directors adopted the 2007 Plan in conjunction with the merger between Cross Shore and Old RPS in August 2007 and our stockholders approved the 2007 Plan at our 2008 annual meeting of stockholders. The purpose of the 2007 Plan is to attract and retain the best possible individuals to promote our success and to better align the interests of our executive officers and employees with the interests of our stockholders. Upon the closing of the merger, the equity incentive plan maintained by Old RPS was terminated, and any options granted under the Old RPS plan that were not terminated or exercised prior to the merger were cancelled and replaced with options issued under the 2007 Plan.

Set forth below is a summary of the principal provisions of the 2007 Plan. This summary is qualified in its entirety by reference to the 2007 Plan, which is filed as an exhibit to our registration statement of which this prospectus is a part.

All employees of and consultants and advisors to our company and our affiliated entities, and all of our directors,

are eligible to receive awards under the 2007 Plan. The 2007 Plan permits awards of options to purchase our common stock as well as grants of restricted stock. We have reserved 6,792,271 shares of common stock for issuance under the 2007 Plan. In addition, on the first day of each fiscal year, the aggregate number of shares reserved for issuance under the 2007 Plan will be increased, but not decreased, automatically by a number of shares, if needed, such that the total number of shares reserved for issuance under the 2007 Plan equals 15% of the number of shares outstanding, calculated on a fully diluted basis, on that date. As of the date of this prospectus, no adjustment to the number of shares reserved for issuance under the 2007 Plan in accordance with the previous sentence has been necessary. Following the completion of this offering, we expect that the number of shares to be reserved for issuance under the 2007 Plan will be adjusted in accordance with this provision beginning on January 1, 2011. Any shares underlying options that expire or are not fully exercised, and restricted stock that is cancelled, repurchased, or forfeited, will once again become available for grant under the 2007 Plan.

If there is a change in the number of our outstanding shares of common stock by reason of a stock split, reverse stock split, stock dividend, reclassification, recapitalization, merger, consolidation, exchange of shares, or a similar change affecting our common stock, the number of shares which may be issued and the number of shares subject to outstanding awards under the 2007 Plan will be adjusted proportionately.

The 2007 Plan is administered by our Board of Directors. Pursuant to the 2007 Plan, the Board of Directors has delegated its authority to administer the 2007 Plan to our Compensation Committee. The Board of Directors or Compensation Committee has sole discretion to determine when options are exercisable and when they expire, provided that the term cannot exceed 10 years from the date of grant. The exercise price of any option must be at least equal to the fair market value of the stock on the date of the grant. No participant may receive options relating to more than 1,000,000 shares of our common stock in any calendar year.

The 2007 Plan also permits grants of restricted stock to eligible participants. Restricted stock is subject to vesting restrictions and to restrictions on sale or other transfer by the participant. The Board of Directors or the Compensation Committee determines eligible participants, the time and number of shares of restricted stock granted, the price, if any, to be paid by the recipient, the time when the restricted stock will be subject to forfeiture, when the restrictions will terminate, and all other terms and conditions of the grants. Vesting conditions may include continued employment or service, or attaining specified individual or corporate performance goals. Unless otherwise set forth in an award agreement, grants of restricted stock include the right to be credited with dividends and the right to vote the shares. As of the date of this prospectus, no shares of restricted stock have been granted under the 2007 Plan.

If a Change of Control, as defined in the 2007 Plan, occurs or is anticipated, our Board of Directors or Compensation Committee may prohibit the exercise of any option until either the Change of Control is no longer anticipated or has occurred. Contingent upon a Change of Control, our Board of Directors or Compensation Committee, in its sole and absolute discretion and without the consent of the participant, may (a) cause outstanding options to become fully vested and immediately exercisable, and outstanding restricted stock to become non-forfeitable; (b) cancel any option or restricted stock in exchange for an option to purchase common stock of any successor corporation or for restricted shares of the common stock of any successor corporation, as applicable; or (c) redeem any restricted stock or cancel any option in exchange for cash or other substitute consideration.

The Board of Directors or the Compensation Committee may suspend, terminate, discontinue or amend the 2007 Plan, or modify, extend or renew any award, provided that no amendment or modification of an award may adversely affect the rights of any participant without the participant’s consent. If not terminated earlier by the Board of Directors or Compensation Committee, the 2007 Plan will terminate in 2017.

Option Exercises and Stock Vested

None of our named executive officers exercised any options awarded by either us or Old RPS during 2009 and no stock awards to the named executive officers vested in 2009. Therefore, the Option Exercises and Stock Vested table is not included in this prospectus.

Pension Benefits and Nonqualified Deferred Compensation

We do not offer any pension benefit plans to our named executive officers, and none of our named executive officers participated in any nonqualified deferred compensation arrangements, and therefore the Pension Benefits and the Nonqualified Deferred Compensation tables are not included in this prospectus.

Potential Payments Upon Termination or Change in Control

The employment agreements with our named executive officers each provide for severance payments upon a termination of the executive’s employment in specified circumstances. For our named executive officers other than Mr. Perlman:

•	“cause” generally means:

•	conviction of a felony or the commission of any other act or omission involving dishonesty or fraud;

•	failure of the executive to perform his or her duties as directed by our Board of Directors, provided those duties are reasonable and consistent with the duties generally performed by an executive with the same title;

•	gross negligence or willful misconduct; or

•	material breach of the employment agreement; and

•	“good reason,” except in the case of Mr. Bell’s employment agreement, in which case it is not used or defined, generally means:

•	a material alteration or reduction in the executive’s duties;

•	a reduction in the executive’s compensation package; or

•	a requirement that the executive be based at a location in excess of 40 miles from the employee’s current residence.

In the case of Mr. Perlman:

•	“cause” means:

•	conviction of a felony;

•	indictment for a felony involving dishonesty or fraud or the commission of an act or omission involving dishonesty or fraud; or

•	gross negligence or willful misconduct; and

•	“good reason” means:

•	a material breach of our obligations to Mr. Perlman under the employment agreement that is not remedied within a specified amount of time;

•	his relocation outside the metropolitan Philadelphia area;

•	a material change in his job description, office title, or responsibilities, excluding promotions or increased responsibility;

•	his removal from our Board of Directors without cause; or

•	our failure to nominate him as a candidate for election to our Board of Directors.

Daniel M. Perlman

If we terminate Mr. Perlman’s employment without cause or if Mr. Perlman voluntarily resigns for good reason, there are two severance options depending on whether or not he chooses to be bound by the non-competition and non-solicitation covenants contained in the employment agreement:

•	Option one permits Mr. Perlman to choose to be bound by the employment agreement’s non-competition and non-solicitation covenants for a period of 18 months following such termination or resignation and entitles him to receive a lump sum amount equal to 2.99 times his then current annual base salary, plus the pro rata portion of any bonus to which he is entitled for the year in which his employment is terminated, plus payment of his premiums under the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended, or COBRA, for a period of 18 months following termination if Mr. Perlman elects to continue COBRA coverage.

•	Option two permits Mr. Perlman to choose not to be bound by the agreement’s non-competition and non-solicitation covenants and entitles him to receive a lump sum amount equal to his then current annual base salary, plus the pro rata portion of any bonus to which he is entitled for the year in which his employment is terminated, plus payment of his premiums under COBRA for a period of 18 months following termination if Mr. Perlman elects to continue COBRA coverage.

If we terminate Mr. Perlman with cause, he will have two severance options depending on whether or not he chooses to be bound by the non-competition and non-solicitation covenants contained in the employment agreement:

•	Option one permits Mr. Perlman to choose to be bound by the employment agreement’s non-competition and non-solicitation covenants for a period of one year following termination and entitles him to receive a lump sum amount equal to his then current annual base salary, plus the pro rata portion of any bonus to which he is entitled for the year in which his employment is terminated, plus payment of his premiums under COBRA for a period of 12 months following termination if Mr. Perlman elects to continue COBRA coverage.

•	Option two permits Mr. Perlman to choose not to be bound by the employment agreement’s non-competition and non-solicitation covenants but does not entitle him to receive any severance payments or benefits from us.

If Mr. Perlman voluntarily resigns his employment without good reason, and a change of control has not occurred prior to his resignation, we will pay Mr. Perlman all compensation accrued through the date of resignation, and Mr. Perlman will be bound by the employment agreement’s non-competition and non-solicitation covenants for one year following the date of resignation.

If we terminate Mr. Perlman’s employment due to his suffering a permanent disability as defined in his employment agreement, he is entitled to receive a lump sum payment equal to two times his then current annual base salary, plus the pro rata portion of any bonus to which he is entitled for the year in which his employment is terminated. We will also pay Mr. Perlman’s premiums under COBRA for a period of 18 months following termination if he elects to continue COBRA coverage.

If Mr. Perlman dies during the term of the employment agreement, we will pay his estate all compensation and reimbursements accrued for Mr. Perlman through the date of his death.

In addition to the termination benefits described above, if we terminate Mr. Perlman’s employment for any reason other than death, disability, or cause within six months preceding or 12 months after a change of control, or if he resigns for any reason during this period, he has two severance options depending on whether or not he chooses to be bound by the non-competition and non-solicitation covenants contained in the employment agreement.

•	Option one permits Mr. Perlman to choose to be bound by the employment agreement’s non-competition and non-solicitation covenants for a period of 18 months following his termination or resignation and entitles him to receive any amounts earned but not yet paid under the employment agreement, plus a lump sum payment equal to 2.99 times the sum of his then current annual base salary plus his bonus for the previous year. Mr. Perlman will also be entitled to receive, for a period of three years following the later of the change of control, termination or resignation, medical benefits for him, his spouse and any dependents to the same extent he was so entitled prior to such termination or resignation, at our expense if and to the extent we were paying for such benefits at the time of such termination or resignation. If our medical benefits plans do not allow for such payment, we will pay Mr. Perlman a lump sum equal to the amount we would have paid for such coverage over the three-year period had such coverage been permitted. Mr. Perlman, his spouse, and any dependents would also be entitled to such rights as he or they may have to continue coverage at his sole expense under COBRA for the COBRA coverage period following the expiration of the period during which he, his spouse and any dependents continue to receive such medical benefits coverage.

•	Option two permits Mr. Perlman to choose not to be bound by the employment agreement’s non-competition and non-solicitation covenants and entitles him to receive any amounts earned but not yet paid under the employment agreement plus a lump sum payment equal to the sum of his then current annual base salary plus his bonus for the previous year. Mr. Perlman would also receive the same continuation of medical benefits, or lump sum payment if continued coverage is not permitted, described above, except that such medical benefits would extend only for a period of one year.

Upon a change of control, whether or not Mr. Perlman’s employment is thereafter terminated, all of Mr. Perlman’s outstanding stock grants shall become fully vested immediately before the change of control, all stock options previously granted shall become immediately vested and exercisable without regard to continued employment or performance-based vesting standards, and each non-qualified stock option shall remain exercisable until 180 days after the change of control, unless a later period following the change of control is set forth in the relevant stock option agreement or, if earlier, the scheduled expiration date of the non-qualified stock option. The exercise period of any incentive stock options granted to Mr. Perlman will continue to be governed by the relevant stock option agreement.

Harris Koffer

If we terminate Dr. Koffer’s employment without cause or Dr. Koffer terminates his employment for good reason, he will be entitled to receive a lump sum payment equal to his then current annual base salary.

If we terminate Dr. Koffer’s employment for cause or Dr. Koffer terminates his employment without good reason, he will be entitled to receive his then current base salary through the date of termination. If Dr. Koffer’s employment is terminated as a result of his death or disability, there will be no further payments of his base salary under the employment agreement.

Steven Bell

If we terminate Mr. Bell’s employment without cause, he will be entitled to receive his then current base salary and benefits for a period of 18 months following the date of termination and any earned but unpaid bonuses, determined based on the partial year in which the termination occurs. If we terminate Mr. Bell’s employment without cause at any time after the date which is three months before a change of control or at any time thereafter, he will be entitled to receive his then current base salary and benefits for a period of 24 months following the date of termination and any earned but unpaid bonuses, determined based on the partial year in which the termination occurs. In each case, one-half of the amount owed to Mr. Bell is to be paid on the date that is six months following termination, with the remainder payable on the date that is nine months following the termination date.

If we terminate Mr. Bell’s employment for cause, or due to his death or disability, or if Mr. Bell resigns for any reason, he will be entitled to receive his then current base salary through the date of termination or resignation.

Upon a change of control, all of Mr. Bell’s stock options will immediately vest in full.

Janet Brennan

Ms. Brennan’s employment agreement provides that if she is terminated without cause, she is entitled to receive a continuation of her base salary and benefits for one year following termination. If Ms. Brennan is terminated with cause, she terminates the employment agreement, or the employment is terminated due to her death or disability, Ms. Brennan is entitled to receive her base salary through the date of termination.

Samir Shah

Mr. Shah’s employment agreement provides that if he is terminated without cause, he is entitled to receive, as severance, a continuation of his base salary and benefits for one year following termination, and any earned but unpaid bonuses. If Mr. Shah is terminated with cause, he terminates his employment agreement, or his employment is terminated due to death or disability, Mr. Shah is entitled to receive his base salary through the date of termination.

Quantification of Potential Payments upon Termination or Change in Control

The following table summarizes the estimated termination payments that we would have been required to make to our named executive officers for the termination scenarios listed and assuming the triggering events for the scenarios occurred on December 31, 2009:

	Termination		Termination
Name	without cause(1)		with cause(2)		Change in Control

Daniel M. Perlman
Cash and Benefits	$1,332,280	(4)	$518,114	(6)	$1,466,973	(9)
			—	(7)
	$518,114	(5)	$948,114	(8)	$549,167	(10)
Equity Acceleration(3)	—		—		$757,500	(11)(12)
Harris Koffer
Cash and Benefits	$330,000		—		—
Equity Acceleration(3)	—		—		$202,000	(11)
Steven Bell
Cash and Benefits	$553,973		—		$720,424	(13)
Equity Acceleration(3)	—		—		$303,000	(11)(14)
Janet Brennan
Cash and Benefits	$301,145		—		—
Equity Acceleration(3)	—		—		—
Samir Shah
Cash and Benefits	$279,247		—		—
Equity Acceleration(3)	—		—		—

(1)	Termination without cause also includes resignation with good reason, if applicable under the terms of the named executive officer’s employment agreement.

(2)	Unless otherwise noted, each of the named executive officers would receive his or her base salary through the date of termination if termination is made with cause. Termination with cause also includes resignation without good reason, where applicable. No additional payments would be made if the named executive officer was terminated on December 31, 2009. All compensation amounts in this table assume payment of the 2009 performance bonus as set forth in the Summary Compensation Table.

(3)	Pursuant to the 2007 Plan, no option awards would accelerate in the event of the named executive officer’s termination on December 31, 2009. Options exercisable on the date of termination would remain exercisable for a period of three months from the date of termination.

(4)	Assumes Mr. Perlman agrees to be bound by the non-competition and non-solicitation provisions of his employment agreement for a period of 18 months. Mr. Perlman may also elect coverage under COBRA for 18 months, which we would pay if so elected.

(5)	Assumes Mr. Perlman does not agree to be bound by the non-competition and non-solicitation provisions of his employment agreement. Mr. Perlman may also elect coverage under COBRA for 18 months, which we would pay if so elected.

(6)	Assumes Mr. Perlman resigns without good reason, resulting in Mr. Perlman being bound by the non-competition and non-solicitation provisions of his employment agreement for a period of 12 months or Mr. Perlman is terminated with cause and agrees to be bound by the non-competition and non-solicitation provisions of his employment agreement for one year. Mr. Perlman may also elect coverage under COBRA for 12 months, which we would pay if so elected.

(7)	Assumes Mr. Perlman does not agree to be bound by the non-competition and non-solicitation provisions of his employment agreement.

(8)	Assumes Mr. Perlman is permanently disabled and has received payment from his disability insurance for one year. Mr. Perlman is entitled to also receive at least 60% of his then base salary at the time of permanent disability from a disability insurance policy maintained by us. Mr. Perlman may also elect coverage under COBRA for 18 months, which we would pay if so elected.

(9)	Assumes Mr. Perlman is terminated without cause or resigns within six months before or 12 months after a change of control and agrees to be bound by the non-competition and non-solicitation provisions of his employment agreement for a period of 18 months and the cost of Mr. Perlman’s benefits remains the same over three years. Mr. Perlman may also elect coverage under COBRA for the maximum period under which COBRA coverage is offered, which we would pay if so elected.

(10)	Assumes Mr. Perlman is terminated without cause or resigns within six months before or 12 months after a change of control and does not agree to be bound by the non-competition and non-solicitation provisions of his employment agreement and the cost of Mr. Perlman’s benefits remain the same over the next year.

(11)	Pursuant to the 2007 Plan, upon a change in control the Board of Directors may, but is not obligated to, cause all outstanding options to become fully vested and immediately exercisable. The figures in the table represent the value of the options if they became fully vested and exercisable on December 31, 2009.

(12)	Under the terms of Mr. Perlman’s employment agreement, all of his stock options fully and immediately vest upon a change of control. This amount assumes a change of control and vesting of all unvested stock options on December 31, 2009.

(13)	This figure assumes Mr. Bell was terminated without cause and within three months prior to a change of control occurring on December 31, 2009, or any time thereafter.

(14)	Under the terms of Mr. Bell’s employment agreement, all of his stock options fully and immediately vest upon a change of control. This amount assumes a change of control and vesting of all unvested stock options on December 31, 2009.

Certain Relationships and Related Transactions

In addition to the director and executive compensation arrangements discussed above in “Management” and “Executive Compensation,” we have been a party to the following transactions since January 1, 2007, in which any director, executive officer or holder of more than 5% of any class of our voting stock, or any member of the immediate family of or entities affiliated with any of them, had or will have a material interest and the amount involved exceeds $120,000.

We repurchased 750,000 shares of our common stock from Pangaea One Acquisition Holdings I, or Pangaea, at a price of $4.85 per share, the quoted price on AIM on the repurchase date, for a total repurchase price of $3,637,500 pursuant to a Share Repurchase Agreement with Pangaea dated October 4, 2007. In addition, pursuant to an agreement between us, certain of our stockholders, and Pangaea, Pangaea has the right to nominate and have elected to our Board of Directors up to two designees as long as Pangaea owns at least 20% of our outstanding common stock, and one designee as long as Pangaea owns at least 10% of our outstanding common stock. Pangaea currently owns approximately 25% of our common stock, and Messrs. Yu and Armstrong were Pangaea’s nominees and have been elected to our Board of Directors. The agreement expired on August 30, 2010.

On November 16, 2007, we entered into a consulting agreement with Cartesian Capital Group LLC, or Cartesian, for consulting and advisory services relating to non-U.S. acquisitions. Messrs. Yu and Armstrong are principals of Cartesian. Cartesian received advisory service fees in the amount of $600,000 in January 2008 following expiration of the consulting agreement on December 31, 2007.

Review, Approval or Ratification of Transactions with Related Persons

Our former written Code on Dealing in Securities, adopted prior to the merger between Cross Shore and Old RPS, required the Chairman of the Board of Directors and the Chief Executive Officer to notify and receive approval from the Board of Directors when the acquisition or disposition of our securities was proposed, and the party proposing to sell or buy those securities owned more than 3% of our outstanding securities. No such acquisition or disposition was permitted without approval of the Board of Directors, and the Board of Directors was required to determine that the proposed transaction was fair and reasonable to our stockholders. The Board of Directors had up to five days to review the proposed transaction, written approval or disapproval was prepared, and the transaction must have taken place within two days after the date of the approval, if approval was granted. Our Code on Dealing in Securities terminated upon the delisting of our common stock and warrants from AIM.

The repurchase of 750,000 shares of our common stock from Pangaea was reviewed and unanimously approved by the Board of Directors pursuant to the procedures of the Code on Dealing in Securities. In 2007, at the time we entered into the transactions with Pangaea and Cartesian, we did not have a specific policy for related party transactions not involving our securities. Our past practice was that the Board of Directors must review and grant approval for transactions involving related parties or significant expenditures, such as the consulting agreement with Cartesian. In accordance with this practice, the Board of Directors reviewed and unanimously approved entry into the consulting agreement.

On March 3, 2009, we adopted our written Code of Business Conduct and Ethics, which requires that our officers and directors must disclose to the Chief Executive Officer any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest, including an interest in a transaction involving our company, and the Chief Executive Officer shall notify the Board of Directors of any such disclosure. Our Audit Committee is primarily responsible for enforcing the Code of Business Conduct and Ethics.

Principal and Selling Stockholders

The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of September 30, 2010, as adjusted to reflect the sale of common stock offered by us and the selling stockholders in this offering, for:

•	each person or group of affiliated persons who is known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders.

The percentages of shares owned before the offering shown in the following table is based on 37,216,052 shares of common stock outstanding as of September 30, 2010 and the numbers and percentages of shares owned after the offering gives effect to the issuance of           shares of common stock by us and           shares of common stock by the selling stockholders in this offering.

Each individual or entity shown in the table has furnished information to us with respect to the holder’s beneficial ownership. Except as otherwise indicated below, the address of each officer and director listed below is c/o ReSearch Pharmaceutical Services, Inc., 520 Virginia Drive, Fort Washington, Pennsylvania 19034.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Under these rules, beneficial ownership also includes any shares which the individual has the right to acquire currently or within 60 days after September 30, 2010 through the exercise of any option or other right to purchase shares of common stock. Such shares are deemed outstanding for computing the percentage ownership of the person holding such options or rights, but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares.

						Number of
						Shares to be	Shares Beneficially
						Sold if	Owned
				Beneficial		Underwriters’	After this Offering if
	Beneficial Ownership			Ownership		Option is	Underwriters’ Option is
	Before Offering		Shares	After Offering		Exercised in	Exercised in Full
Name and Address of Beneficial Holder	Shares	Percentage	Offered	Shares	Percentage	Full	Shares	Percentage

Named Executive Officers and Directors
Daniel M. Perlman(1)	2,851,613	7.6%
Harris Koffer(2)	989,279	2.7%
Steven Bell(3)	423,265	1.1%
Janet L. Brennan(4)	569,730	1.5%
Samir Shah(5)	280,042	*
Thomas R. Armstrong(6)	9,237,673	24.8%
Jack H. Dean(2)	3,334	*
James R. Macdonald(7)	3,454,127	9.3%
Warren M. Myers(2)	3,334	*
Daniel Raynor(8)	5,766,604	15.5%
Stephen E. Stonefield(9)	4,617	*
Peter M. Yu(6)	9,237,673	24.8%
All directors and executive officers as a group (consists of 12 persons)(10)	23,583,618	63.3%

						Number of
						Shares to be	Shares Beneficially
						Sold if	Owned
				Beneficial		Underwriters’	After this Offering if
	Beneficial Ownership			Ownership		Option is	Underwriters’ Option is
	Before Offering		Shares	After Offering		Exercised in	Exercised in Full
Name and Address of Beneficial Holder	Shares	Percentage	Offered	Shares	Percentage	Full	Shares	Percentage

5% Stockholders
Pangaea One Acquisition Holdings(6)	9,237,673	24.8%
The Argentum Group(8)	5,719,441	15.3%
The Productivity Fund IV(7)	3,454,127	9.3%
Lehman Brothers International (Europe)(11)	2,142,736	5.7%
Other Selling Stockholders

*	Represents beneficial ownership of less than one percent.

(1)	Includes 300,000 shares issuable upon the exercise of options that are exercisable within 60 days of September 30, 2010.

(2)	Consists solely of shares issuable upon the exercise of options that are exercisable within 60 days of September 30, 2010.

(3)	Includes 207,560 shares issuable upon the exercise of options that are exercisable within 60 days of September 30, 2010, and an additional 40,000 shares of restricted stock that are subject to repurchase by us. Mr. Bell has voting power with respect to the restricted shares but does not have investment power with respect to such shares until our repurchase option lapses.

(4)	Includes 83,445 shares issuable upon the exercise of options that are exercisable within 60 days of September 30, 2010.

(5)	Includes 130,610 shares issuable upon the exercise of options that are exercisable within 60 days of September 30, 2010.

(6)	Consists of 7,862,010 shares of common stock held by Pangaea One Acquisition Holdings I, LLC, or Pangaea, and 1,452,324 shares of common stock held by Pangaea One Acquisition Holdings II, LLC, or Pangaea II, which is a wholly-owned subsidiary of Pangaea. Pangaea One GP2 (Cayman), Co. is the general partner of Pangaea One GP2 (Cayman), L.P., which is the general partner of Pangaea One Parallel Fund, L.P., referred to collectively as Pangaea One GP2. Pangaea One GP (Cayman), Co. is the general partner of Pangaea One GP (Cayman), L.P. , which is the general partner of Pangaea One (Cayman), L.P., referred to collectively as Pangaea One GP. Pangaea One GP, LLC is the general partner of both Pangaea One, L.P., referred to as Pangaea One DE GP, and Pangaea One Parallel Fund (B), L.P., referred to as Pangaea One Parallel GP. Pangaea One GP2, Pangaea One GP, Pangaea One DE GP, and Pangaea One Parallel GP each own a minority percentage of the membership interests of Pangaea and together own all of the outstanding membership interests of Pangaea. Mr. Armstrong and Mr. Yu, through the investment committee of Pangaea One GP2, Pangaea One GP, Pangaea One DE GP, and Pangaea One Parallel GP, have shared voting and investment power over the shares held by Pangaea and Pangaea II. Mr. Armstrong and Mr. Yu have disclaimed such beneficial ownership. Pursuant to a previous agreement we entered with Pangaea, Pangaea had the right to nominate and have elected up to two directors to our Board of Directors as long as it owns at least 20% of our outstanding common stock, and one director as long as it owns at least 10% of our outstanding common stock. Pangaea nominated, our Board of Directors appointed, and our stockholders elected Mr. Armstrong and Mr. Yu as directors at our 2008 and 2010 annual meetings of stockholders, respectively. The address for Messrs. Armstrong and Yu is c/o Cartesian Capital Group, LLC, 505 Fifth Avenue, 15th Floor New York, NY 10017.

(7)	Consists of shares of common stock owned of record by The Productivity Fund IV, L.P., which beneficially owns 3,326,213 shares, and The Productivity Fund IV Advisors Fund, L.P., which beneficially owns 127,914 shares, which are referred to collectively as the Productivity Funds. Mr. Macdonald is a managing director of First Analysis Corporation, which is the manager of First Analysis Venture Operations and Research, L.L.C., which is the managing member of First Analysis Management Company IV, L.L.C., which is the general partner of the Productivity Funds. Mr. Macdonald may be deemed to have beneficial ownership over the shares held by the Productivity Funds. Mr. Macdonald disclaims such beneficial ownership. The address for Mr. Macdonald is c/o First Analysis Corporation, One South Wacker Drive, Suite 3900 (39th floor), Chicago, Illinois 60606.

(8)	Consists of shares of common stock owned of record by Argentum Capital Partners, L.P, or ACP, which beneficially owns 905,632 shares, Argentum Capital Partners II, L.P., or ACP II, which beneficially owns 4,813,809 shares, and 47,163 shares owned of record by CGM IRA Custodian for the benefit of Daniel Raynor. Mr. Raynor is the managing member of Argentum Investments, LLC, which is the managing member of Argentum Partners II, L.P., which is the general partner of ACP II. Mr. Raynor is also the chairman of B.R. Associates, Inc., which is the general partner of ACP. Mr. Raynor may be deemed to have beneficial ownership over the shares held by these entities. Mr. Raynor disclaims such beneficial ownership. The address for Mr. Raynor is c/o The Argentum Group, 60 Madison Avenue, Suite 701, New York, NY 10010.

(9)	Includes 1,667 shares issuable upon the exercise of options that are exercisable within 60 days of September 30, 2010.

(10)	Includes 1,719,229 shares issuable upon the exercise of options that are exercisable within 60 days of September 30, 2010 and the shares identified in footnotes (6), (7) and (8). Also includes 40,000 shares of restricted stock that are subject to repurchase by us.

(11)	The address for Lehman Brothers International (Europe) is c/o PricewaterhouseCoopers LLP, 1 Embankment Place, London WC2N 6RH25, United Kingdom.

Description of Capital Stock

The following description of our capital stock and provisions of our certificate of incorporation and by-laws are summaries and are qualified by reference to our Second Restated Certificate of Incorporation, as amended, and our Amended and Restated By-laws. We have filed copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part.

Common Stock

We are authorized to issue 150,000,000 shares of common stock, par value $0.0001 per share. As of June 30, 2010, there were 37,216,052 shares of common stock outstanding, held of record by approximately 101 stockholders. The number of shares of common stock outstanding as of June 30, 2010 does not include 2,908,393 shares of common stock issuable upon the exercise of outstanding options to purchase common stock with a weighted average exercise price of $2.07 per share.

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Subject to the rights of any preferred stock that may be issued, holders of our common stock are entitled to receive such dividends on a pro rata basis, if any, as may be declared by the Board of Directors out of any funds legally available for that purpose. Upon our dissolution, liquidation or winding-up, holders of our common stock, subject to the rights of any preferred stock that may be issued, are entitled to share ratably in our net assets legally available for distribution to our stockholders after the payment of all of our debts and other liabilities. Authorized but unissued shares of common stock may generally be issued upon the approval of the Board of Directors without obtaining the approval of the stockholders, unless the issuance relates to a transaction that requires stockholder consent. Holders of common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future. All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and non-assessable.

Preferred Stock

Our Second Restated Certificate of Incorporation, as amended, authorizes us to issue up to 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. No preferred stock has been issued.

Certain Provisions of Our Second Restated Certificate of Incorporation, as amended and Amended and Restated By-laws and Delaware Anti-Takeover Law

Second Restated and Amended Certificate of Incorporation

Pursuant to our Second Restated Certificate of Incorporation, as amended, we have a classified board of directors divided into three classes with staggered three-year terms. Only one class of directors may be elected each year, while the directors in the other classes continue to hold office for the remainder of their three-year terms. Each class of the Board of Directors is required to have approximately the same number of directors. The Board of Directors may, on its own, determine the size of the exact number of directors on the Board of Directors between one and eleven directors and may fill vacancies on the Board of Directors by vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. The procedure for electing and removing directors on a classified board of directors generally makes it more difficult for stockholders to change control of a company by replacing a majority of the classified board of directors at any one time, and our classified structure may discourage a third party tender offer or other attempt to gain control of our company and may maintain the incumbency of directors. In addition, under our Second Restated Certificate of Incorporation, as amended, our directors may only be removed from office for cause and by a vote of the majority of the shares then outstanding and eligible to vote.

Amended and Restated By-Laws

Under our amended and restated by-laws, special meetings of stockholders may be called at the request, in writing to our corporate secretary, of stockholders holding of record at least 50% of the issued and outstanding stock entitled to vote.

Delaware Anti-Takeover Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is StockTrans, Inc. The transfer agent and registrar’s address is 44 West Lancaster Avenue, Ardmore, Pennsylvania 19003.

NASDAQ Global Market Listing

We have applied for listing of our common stock on The NASDAQ Global Market under the trading symbol “RPSE.”

Shares Eligible for Future Sale

Prior to this offering, there was no public market in the United States for our securities. Our common stock and warrants to purchase common stock traded only on AIM, prior to their delisting in September and October 2009, respectively, or in private transactions. All unexercised warrants expired on April 28, 2010. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of our common stock. After this offering is completed, the number of shares eligible for future sale into the public markets is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions will permit sales of substantial amounts of our common stock in the public market or could create the perception that these sales could occur, which could adversely affect the market price for our common stock. These factors could also make it more difficult for us to raise funds through future offerings of common stock.

Based on the number of shares of common stock outstanding as of          , 2010, upon completion of this offering,     shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of stock options prior to the completion of this offering. All of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless purchased by our affiliates as that term is defined under Rule 144 under the Securities Act, in which case sales of the shares are subject to specified restrictions under Rule 144 described below.

The remaining           shares of common stock outstanding upon the closing of this offering will be freely tradable without restrictions or further registration under the Securities Act, subject to:

•	lock-up agreements described below between the holders of some of the shares and the underwriters of this offering;

•	arrangements under which some of the shares issued in our previous acquisitions are held in escrow; and

•	in the case of shares held by affiliates, restrictions as to volume, manner of sale and other limitations under Rule 144.

Additionally, of the 2,908,393 shares of common stock issuable upon exercise of options outstanding as of June 30, 2010, substantially all are subject to the lockup agreements with the underwriters, but upon expiration of those lockup agreements, they will be eligible for sale without restriction under the Securities Act, unless held by affiliates, in which case they will be subject to the restrictions of Rule 144 described below.

Lock-up Agreements

Our executive officers and directors, and certain holders of our outstanding common stock, have agreed, subject to specified exceptions, not to directly or indirectly sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise dispose of any shares of our common stock, options or warrants to acquire shares of our common stock, or securities exchangeable or exercisable for or convertible into shares of our common stock currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by such person, or publicly announce an intention to do any of the foregoing. We have also agreed, subject to specified exceptions, not to directly or indirectly sell (including, without limitation, any short sale), offer, contract or grant any option to sell, pledge, transfer or establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer, or announce the offering of, or file any registration statement under the Securities Act in respect of, any shares of our common stock, options, rights or warrants to acquire shares of our common stock, or securities exchangeable or exercisable for or convertible into shares of common stock, or publicly announce the intention to do any of the foregoing.

These restrictions terminate as to us and our executive officers, directors and stockholders after the close of trading of our common stock on the 180th day after the date of this prospectus. Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without notice, release all or any portion of the securities subject to the lock-up agreements. However, subject to specified exceptions, if (i) during the last 17 days of the 180-day period, we issue an earnings release or material news or a material event relating to our company occurs or (ii) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, then the 180-day period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Jefferies & Company, Inc. waives, in writing, such extension.

Shares in Escrow

In connection with our acquisition of Imerem on December 22, 2008, we issued 1,296,165 shares of common stock to Imerem’s sole shareholder. Pursuant to an escrow agreement between Imerem’s sole shareholder and our acquiring subsidiary, ReSearch Pharmaceutical Services Netherlands B.V., or RPS Dutch BV, one-half, or 648,083, of the shares of common stock were placed in escrow, to be released in equal portions on the first, second and third anniversaries of the acquisition date, subject to there being no indemnity claims outstanding. The shares held in escrow may not be sold until they are released from escrow. As of the date of this prospectus, 216,028 shares have been released from escrow and 432,055 shares remain subject to escrow, of which one-half will be released in December 2010 and one-half will be released in December 2011.

In connection with our acquisition of Infociencia on December 22, 2008, we issued 1,404,856 shares of common stock to Infociencia’s shareholders. Pursuant to an escrow agreement between Infociencia’s shareholders and our acquiring subsidiary, RPS Spain S.L., or RPS Spain, one-half, or 702,428, of the shares of common stock were placed in escrow, to be released in equal portions on the first, second and third anniversaries of the acquisition date, subject to there being no indemnity claims outstanding. The shares held in escrow may not be sold until they are released from escrow. As of the date of this prospectus, 234,143 shares have been released from escrow and 468,285 shares remain subject to escrow, of which one-half will be released in December 2010 and one-half will be released in December 2011.

In connection with our acquisition of Therapharm on December 23, 2008, we issued 1,497,864 shares of common stock to Therapharm’s shareholder. Pursuant to an escrow agreement between Therapharm’s shareholder and our acquiring subsidiary, RPS Dutch BV, one-half, or 748,932, of the shares of common stock were placed in escrow, to be released in equal portions on the first, second and third anniversaries of the acquisition date, subject to there being no indemnity claims outstanding. The shares held in escrow may not be sold until they are released from escrow. As of the date of this prospectus, 187,344 shares have been released from escrow, 62,300 shares were returned to us pursuant to a working capital adjustment escrow claim, which shares we subsequently cancelled, and 499,288 shares remain subject to escrow, of which one-half will be released in December 2010 and one-half will be released in December 2011.

In connection with our acquisition of Paramax on July 10, 2009, we issued 530,973 shares of common stock to Paramax’s shareholder. Pursuant to an escrow agreement between Paramax’s shareholder and our acquiring subsidiary, RPS Dutch BV, all of the consideration shares were placed in escrow, and were, or will be released in three equal portions on October 7, 2009, July 7, 2010 and January 31, 2011, subject to there being no indemnity claims outstanding. The shares held in escrow may not be sold until they are released. As of the date of this prospectus, 353,982 shares have been released from escrow, and 176,991 shares remain subject to escrow.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of shares under Rule 144 by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about our company.

Registration Rights

Most of our stockholders prior to this offering have rights to require us to register their shares under the Securities Act pursuant to three separate registration rights agreements.

Investor Rights Agreement

We entered into an Investor Rights Agreement, dated April 24, 2006, in connection with the initial public offering of Cross Shore’s common stock. The Investor Rights Agreement covers an aggregate of 16,783,891 shares of our outstanding common stock.

Under the Investor Rights Agreement, we are also required to file a shelf registration statement on Form S-3 within 90 days after becoming eligible to do so. In addition, the holders of our common stock that are party to the Investor Rights Agreement are entitled to no more than three demand registrations, covering in each case a minimum of 15% of the shares then outstanding, and piggyback registration rights. If we file a shelf registration statement for the resale of shares, demand and piggyback registration rights will be suspended except for underwritten offerings. Registration rights are generally available only for stock that is subject to restrictions on transfer under the U.S. securities laws.

Registration Rights Agreement

We entered into a Registration Rights Agreement, dated August 30, 2007, or the Registration Rights Agreement, with the holders of shares of common stock of Old RPS who were issued shares of our common stock in the merger between Cross Shore and Old RPS. The Registration Rights Agreement covers an aggregate of 15,758,497 shares of our outstanding common stock.

Under the Registration Rights Agreement, we have granted the stockholders that previously held shares in Old RPS the rights to include shares on any registration statement we file pursuant to the Securities Act in connection with a public offering of stock, whether such offering is being made for our own account or for the account of stockholders other than the stockholders that previously held shares in Old RPS. These registration rights are applicable to any registration of stock that is made pursuant to a demand from the existing stockholders pursuant to the Investor Rights Agreement. The number of shares that the existing stockholders may include in an underwritten public offering by exercising their registration rights under the Registration Rights Agreement is subject to reduction in the event the managing underwriters of such offering advise us that the number of shares to be included in such offering exceeds the amount of stock that can be sold without adversely affecting the offering.

The Registration Rights Agreement also provides similar shelf registration rights as are set forth in the Investor Rights Agreement described above.

Founders’ Shares Agreement

We entered into a Registration Rights Agreement, dated April 24, 2006, with the founders of Cross Shore who acquired shares of common stock prior to Cross Shore’s initial public offering. We refer to this agreement as the Founders’ Shares Agreement. The Founders’ Shares Agreement covers an aggregate of 1,806,772 shares of our outstanding common stock.

Under the Founders’ Shares Agreement, we are required to file a shelf registration statement on Form S-3 upon request of the stockholders who are parties to the Founders’ Shares Agreement, as long as the holders propose to sell registrable securities and such other securities, if any, at an aggregate price to the public of at least $2,000,000. In addition, the stockholders who are parties to the Founders’ Shares Agreement are entitled to no more than two demand registrations, covering in each case as many shares as the requesting stockholders propose to sell, subject to certain restrictions imposed by an underwriter, and piggyback registration rights. If we file a shelf registration statement for the resale of shares, demand and piggyback registration rights will be suspended except for underwritten offerings. Registration rights are generally available only for stock that is subject to restrictions on transfer under the U.S. securities laws.

We are required to bear all expenses incident to our compliance with the terms of the Registration Rights Agreement, the Investor Rights Agreement and the Founders’ Shares Agreement. The Registration Rights

Agreement and Founders’ Shares Agreement also contain customary indemnification obligations from us to the applicable stockholders with respect to untrue statements or material omissions in any registration statement that includes the applicable shares.

If we do not effect a registration required under the Investor Rights Agreement or the Registration Rights Agreement, the stockholders who are party to those agreements may be entitled to receive liquidated damages in the form of additional shares in an amount per month equal to 1% of all or a portion of such holder’s registrable securities for up to two months, in the case of the Registration Rights Agreement, or four months, in the case of the Investor Rights Agreement.

Certain U.S. Federal Tax Considerations Applicable To Non-U.S. Holders

The following is a summary of certain U.S. federal income and estate tax considerations related to the purchase, ownership and disposition of our common stock that are applicable to a “non-U.S. holder,” as defined below. This section does not address tax considerations applicable to other investors, such as U.S. persons, as defined below. They are urged to consult their own tax advisors to determine the specific tax consequences and risks to them of purchasing, holding and disposing of the common stock.

This summary:

•	is based on the Code, U.S. federal tax regulations promulgated or proposed under it, referred to in this prospectus as the Treasury Regulations, judicial authority, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, each as of the date of this prospectus and each of which are subject to change at any time, possibly with retroactive effect;

•	is applicable only to non-U.S. holders who hold the shares as “capital assets” within the meaning of section 1221 of the Code;

•	does not discuss the applicability of any U.S. state or local taxes, non-U.S. taxes or any other U.S. federal tax except for U.S. federal income tax and estate tax; and

•	does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or who are subject to special treatment under U.S. federal income tax laws, including but not limited to:

•	certain former citizens and long-term residents of the United States;

•	banks, financial institutions, or “financial services entities”;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	investors holding the common stock as part of a “straddle,” “hedge,” “conversion transaction,” or other risk-reduction transaction; and

•	“controlled foreign corporations” and “passive foreign investment companies,” as defined in the Code.

This summary constitutes neither tax nor legal advice. Prospective investors are urged to consult their own tax advisors to determine the specific tax consequences and risks to them of purchasing, holding and disposing of our common stock, including the application to their particular situations of any U.S. federal, state, local, and non-U.S. tax laws and of any applicable income tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a non-U.S. holder is a beneficial owner of common stock that is neither a “U.S. person” nor a partnership or entity or arrangement treated as a partnership for U.S. federal income tax purposes. A “U.S. person” is:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our common stock, then the U.S. federal income tax treatment of a partner in that partnership generally will depend on the status of the partner and the partnership’s activities. Partners and partnerships should consult their own tax advisors with regard to the U.S. federal income tax treatment of an investment in our common stock.

Distributions to Non-U.S. Holders

Distributions of cash or property, if any, paid to a non-U.S. holder of the common stock will constitute “dividends” for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. If the amount of a distribution exceeds both our current and accumulated earnings and profits, such excess will first constitute a nontaxable return of capital, which will reduce the holder’s tax basis in the common stock, but not below zero, and thereafter will be treated as gain from the sale of the common stock. See “—Sale or Taxable Disposition of Common Stock by Non-U.S. Holders” below.

Subject to the following paragraphs, dividends on the common stock generally will be subject to U.S. federal withholding tax at a 30% gross rate, subject to any exemption or lower rate as may be specified by an applicable income tax treaty. We may withhold up to 30% of either (1) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (2) the amount of the distribution we project will be a dividend, based upon a reasonable estimate of both our current and our accumulated earnings and profits for the taxable year in which the distribution is made. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then you may obtain a refund of that excess amount by timely filing a claim for refund with the IRS.

To claim the benefit of a reduced rate of or an exemption from U.S. federal withholding tax under an applicable income tax treaty, a non-U.S. holder will be required (1) to satisfy certain certification requirements, which may be made by providing us or our agent with a properly executed and completed IRS Form W-8BEN (or other applicable form) certifying, under penalty of perjury, that the holder qualifies for treaty benefits and is not a U.S. person or (2) if the common stock is held through certain non-U.S. intermediaries, to satisfy the relevant certification requirements of the applicable Treasury Regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities.

Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment, or a fixed base in the case of an individual non-U.S. holder, that is maintained by the non-U.S. holder in the United States) (“effectively connected dividends”) are not subject to the U.S. federal withholding tax, provided that the non-U.S. holder certifies, under penalty of perjury, that the dividends paid to such holder are effectively connected dividends on a properly executed and completed IRS Form W-8ECI (or other applicable form). Instead, any such dividends will be subject to U.S. federal income tax on a net income basis in a manner similar to that which would apply if the non-U.S. holder were a U.S. person.

Corporate non-U.S. holders who receive effectively connected dividends may also be subject to an additional “branch profits tax” at a gross rate of 30% on their earnings and profits for the taxable year that are effectively connected with the holder’s conduct of a trade or business within the United States, subject to any exemption or reduction provided by an applicable income tax treaty.

Sale or Taxable Disposition of Common Stock by Non-U.S. Holders

Any gain realized on the sale, exchange or other taxable disposition of the common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment, or fixed base in the case of an individual non-U.S. holder, that is maintained by the non-U.S. holder in the United States);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of such disposition and the non-U.S. holder’s holding period in the common stock.

A non-U.S. holder described in the first bullet point above generally will be subject to U.S. federal income tax on the net gain derived from the sale or disposition under regular graduated U.S. federal income tax rates as if the holder were a U.S. person. If the non-U.S. holder is a corporation, then the gain may also, under certain circumstances, be subject to the “branch profits tax,” which was discussed above.

An individual non-U.S. holder described in the second bullet point above will be subject to a tax at a 30% gross rate, subject to any reduction or reduced rate under an applicable income tax treaty, on the net gain derived from the sale, which may be offset by U.S.-source capital losses, even though the individual is not considered a resident of the United States for U.S. federal income tax purposes.

We believe we are not, have not been and will not become a “United States real property holding corporation” for U.S. federal income tax purposes. In the event that we are or become a United States real property holding corporation at any time during the applicable period described in the third bullet point above, any gain recognized on a sale or other taxable disposition of the common stock may be subject to U.S. federal income tax, including any applicable withholding tax, if (1) the non-U.S. holder beneficially owns, or has owned, more than 5% of our common stock at any time during the applicable period, or (2) our common stock ceases to be traded on an “established securities market” within the meaning of the Code. Non-U.S. holders who intend to acquire more than 5% of our common stock are encouraged to consult their tax advisors with respect to the U.S. tax consequences of a disposition of the common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends and other distributions paid to the holder and the tax withheld, if any, from those payments. These reporting requirements apply regardless of whether withholding was reduced or eliminated by any applicable income tax treaty. Copies of the information returns reporting such dividends and the tax withheld may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder that is not a corporation will generally be subject to backup withholding, currently at a 28% rate, for dividends paid to the holder unless the holder certifies under penalty of perjury that it is not a U.S. person or the holder otherwise establishes an exemption (provided that the payor does not have actual knowledge or reason to know that such holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied).

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of the common stock by a non-U.S. holder within the United States or conducted through certain U.S.-related financial intermediaries, unless the holder certifies under penalty of perjury that it is not a U.S. person or the holder otherwise establishes an exemption (provided that neither the broker nor intermediary has actual knowledge or reason to know that such holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty benefit, the common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

Recent Legislative Developments

The recently enacted Hiring Incentives to Restore Employment Act has, among other things, added new sections 1471 to 1474 of the Code, which will, effective January 1, 2013, impose new information reporting and withholding tax requirements for dividends and sales proceeds paid to certain non-U.S. entities that hold shares in

U.S. corporations. In general, to avoid a 30% withholding tax under these provisions, (1) foreign financial institutions that hold shares in U.S. corporations will be required to identify for the IRS each U.S. account owner who is a beneficial owner of such shares and to provide certain information regarding the account, and also to agree to comply with certain other requirements, and (2) other foreign entities (aside from public companies) that are beneficial owners of shares will be required to identify U.S. persons who own a 10% or greater interest in such foreign entity. Foreign entities, and other foreign persons who plan to have their shares of our common stock held through a foreign financial institution, should consider the potential applicability of these new provisions.

Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement dated     , 2010, by and among us and the underwriters named below, for whom Jefferies & Company, Inc. is acting as representative, the underwriters have agreed to purchase, and we have agreed to sell to them, the number of shares of common stock indicated in the table below:

Number
Name	of Shares

Jefferies & Company, Inc.
William Blair & Company, L.L.C.
Lazard Capital Markets LLC

Total

The underwriters are offering the common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriting agreement provides that the underwriters are obligated to take and pay for all of the common stock if any such shares are purchased, other than those shares covered by the overallotment option described below.

Commissions and Expenses

The underwriters have advised us that they propose to offer the shares to the public at the public offering price per share set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. After the offering, the public offering price and concession to dealers may be reduced by the underwriters. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The following table shows the public offering price, the underwriting discounts and commissions payable to the underwriters by us and the proceeds, before expenses, to us.

Total with
Full Exercise of
Overallotment
	Per Share	Total	Option

Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds to ReSearch Pharmaceutical Services, Inc. (before expenses)	$	$	$

We estimate expenses payable by us in connection with the offering of common stock, other than the underwriting discounts and commissions referred to above, will be approximately $     .

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of           additional shares at the same price they are paying for the shares shown in the table above. The underwriters may exercise this option at any time and from time to time, in whole or in part, within 30 days after the date of this prospectus.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities

Act. We have also agreed to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

Our executive officers and directors and the holders of substantially all of our outstanding common stock have agreed, subject to specified exceptions, not to directly or indirectly sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of any shares of our common stock, options or warrants to acquire shares of our common stock, or securities exchangeable or exercisable for or convertible into shares of our common stock currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by such person, or publicly announce an intention to do any of the foregoing. We have also agreed, subject to specified exceptions, not to directly or indirectly sell (including, without limitation, any short sale), offer, contract or grant any option to sell, pledge, transfer or establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer, or announce the offering of, or file any registration statement under the Securities Act in respect of, any shares of our common stock, options, rights or warrants to acquire shares of our common stock, or securities exchangeable or exercisable for or convertible into shares of common stock, or publicly announce the intention to do any of the foregoing.

These restrictions terminate as to us and our executive officers, directors and stockholders after the close of trading of our common stock on the 180th day after the date of this prospectus. Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without notice, release all or any portion of the securities subject to the lock-up agreements. However, subject to specified exceptions, if (i) during the last 17 days of the 180-day period, we issue an earnings release or material news or a material event relating to our company occurs or (ii) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, then the 180-day period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Jefferies & Company, Inc. waives, in writing, such extension.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters of the offering, or by their affiliates. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Upon receipt of a request by an investor or its representative who has received an electronic prospectus from an underwriter within the period during which there is an obligation to deliver a prospectus, we will promptly transmit, or cause to be transmitted, without charge, a paper copy of the prospectus.

No Public Market

We have applied to list our common stock on The NASDAQ Global Market under the symbol “RPSE,” but there has been no public market for our common stock since its delisting from AIM in September 2009. The initial public offering price for the shares being offered hereby will be determined by us and the representative, based on the following factors:

•	the history and prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future business and earning potential;

•	our management;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of securities of generally comparable companies;

•	the market capitalization and stages of development of other companies which we and the representative believe to be comparable to us; and

•	other factors deemed to be relevant.

We cannot assure you that the initial public offering price will correspond to the price of which our common stock will trade in the public market after this offering or that an active trading market for the common stock will develop and continue after this offering.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares of common stock is completed, SEC rules may limit the underwriters from bidding for and purchasing shares of our common stock.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or make short sales of our common stock and may purchase our common stock on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Establishing short sales positions may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after the pricing of this offering, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

A “stabilizing bid” is a bid for or the purchase of common stock on behalf of the underwriters in the open market prior to the completion of this offering for the purpose of fixing or maintaining the price of the shares of common stock. A “syndicate covering transaction” is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market.

In connection with this offering, the underwriters may also engage in passive market making transactions in our common stock on The NASDAQ Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Affiliations

In the future, the underwriters and their affiliates may provide various investment banking, commercial banking, financial advisory and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own accounts or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below) (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of our common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to our common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons per Relevant Member State (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of our common stock to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Shares of our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or otherwise in circumstances which have not resulted or will not result in an offer to the public in the United Kingdom within the meaning of the Financial Services and Markets Act 2000, or the FSMA.

In addition, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of shares of our common stock may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this prospectus is directed only at (1) persons outside the United Kingdom or (2) persons who:

(a) are qualified investors as defined in section 86(7) of FSMA, being persons falling within the meaning of article 2.1(e)(i), (ii) or (iii) of the Prospectus Directive; and

(b) are either persons who fall within article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or Order, or are persons who fall within article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order; or

(c) to whom it may otherwise lawfully be communicated in circumstances in which Section 21(1) of the FSMA does not apply.

Without limitation to the other restrictions referred to herein, any investment or investment activity to which this offering circular relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) above) should not rely or act upon this communication.

Germany

Any offer or solicitation of securities within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz—WpPG). The offer and solicitation of securities to the public in Germany requires the publication of a prospectus that has to be filed with and approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin). This prospectus has not been and will not be submitted for filing and approval to the BaFin and, consequently, will not be published. Therefore, this prospectus does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus and any other document relating to our common stock, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of our common stock to the public in Germany, any public marketing of our common stock or any public solicitation for offers to subscribe for or otherwise acquire our common stock. This prospectus and other offering materials relating to the offer of our common stock are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

France

This prospectus has not been prepared in the context of a public offering of financial securities in France within the meaning of Article L.411-1 of the French Code Monétaire et Financier and Title I of Book II of the Règlement Général of the Autorité des marchés financiers, or AMF, and therefore has not been and will not be filed with the AMF for prior approval or submitted for clearance to the AMF. Consequently, the shares of our common stock may not be, directly or indirectly, offered or sold to the public in France and offers and sales of the shares of our common stock may only be made in France to qualified investors (investisseurs qualifiés) acting for their own, as defined in and in accordance with Articles L.411-2 and D.411-1 to D.411-4, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code Monétaire et Financier. Neither this prospectus nor any other offering material may be released, issued or distributed to the public in France or used in connection with any offer for subscription on sale of the shares of our common stock to the public in France. The subsequent direct or indirect retransfer of the shares of our common stock to the public in France may only be made in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code Monétaire et Financier.

Sweden

This is not a prospectus under, and has not been prepared in accordance with the prospectus requirements provided for in, the Swedish Financial Instruments Trading Act [lagen (1991:980) om handel med finasiella instrument] nor any other Swedish enactment. Neither the Swedish Financial Supervisory Authority nor any other Swedish public body has examined, approved, or registered this document.

Legal Matters

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania. The underwriters are represented by Cooley LLP, Reston, Virginia.

Experts

The consolidated financial statements of ReSearch Pharmaceutical Services, Inc. and Subsidiaries at December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, appearing in this prospectus and the related registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of each of Imerem, Infociencia and Therapharm for the year ended and as of December 31, 2007, included in this prospectus and registration statement have been audited by McGladrey & Pullen, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of our common stock being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information about us and the common stock offered, we refer you to the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of a contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each of those statements being qualified in all respects by the reference.

A copy of the registration statement, the exhibits and schedules thereto and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-732-0330. Our filings with the SEC are available to the public from the SEC’s website at www.sec.gov.

We are subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, have filed annual reports containing our financial statements audited by an independent public accounting firm, quarterly reports containing our unaudited financial statements, current reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s public reference room and the website of the SEC referred to above. In addition, we also make our filings with the SEC available on our website at www.rpsweb.com. Information presented on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus. We will also provide copies of our filings with the SEC free of charge to our stockholders upon request.

Index to Consolidated Financial Statements

Page

ReSearch Pharmaceutical Services, Inc. and Subsidiaries
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets as of December 31, 2009 and December 31, 2008	F-4
Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007	F-5
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ equity for the years ended December 31, 2009, 2008 and 2007	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007	F-7
Notes to Consolidated Financial Statements	F-8
ReSearch Pharmaceutical Services, Inc. and Subsidiaries Interim Financial Statements
Consolidated Balance Sheets as of June 30, 2010 (unaudited) and December 31, 2009	F-31
Consolidated Statements of Operations (unaudited) for the six months ended June 30, 2010 and 2009	F-32
Consolidated Statements of Cash Flows (unaudited) for the six months ended June 30, 2010 and 2009	F-33
Notes to Consolidated Financial Statements (unaudited)	F-34
IMEREM Institute for Medical Research Management and Biometrics—Institute für medizinisches Forschungsmanagement und Biometrie—Ein unabhaengiges Forschungsunternehmen GmbH
Independent Auditor’s Report	F-44
Balance Sheet as of December 31, 2007	F-45
Statement of Income for the year ended December 31, 2007	F-46
Statement of Stockholder’s equity for the year ended December 31, 2007	F-47
Statement of Cash Flows for the year ended December 31, 2007	F-48
Notes to Financial Statements	F-49
IMEREM Institute for Medical Research Management and Biometrics—Institute für medizinisches Forschungsmanagement und Biometrie—Ein unabhaengiges Forschungsunternehmen GmbH Interim Financial Statements
Condensed Balance Sheet as of September 30, 2008 (unaudited)	F-56
Condensed Statements of Income (unaudited) for the nine months ended September 30, 2008 and 2007	F-57
Condensed Statements of Cash Flows (unaudited) for the nine months ended September 30, 2008 and 2007	F-58
Notes to Condensed Financial Statements (unaudited)	F-59
Infociencia S.L. and Infociencia Clinical Research S.L.
Independent Auditor’s Report	F-63
Combined Balance Sheet as of December 31, 2007	F-64
Combined Statement of Income for the year ended December 31, 2007	F-65
Combined Statement of Stockholders’ equity for the year ended December 31, 2007	F-66
Combined Statement of Cash Flows for the year ended December 31, 2007	F-67
Notes to Combined Financial Statements	F-68
Infociencia S.L. and Infociencia Clinical Research S.L. Interim Financial Statements
Condensed Combined Balance Sheet as of September 30, 2008 (unaudited)	F-74

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Research Pharmaceutical Services, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Research Pharmaceutical Services, Inc. and Subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Research Pharmaceutical Services, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

Philadelphia, Pennsylvania
March 24, 2010

ReSearch Pharmaceutical Services, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31,
	2009	2008

Assets
Current assets:
Cash and cash equivalents	$3,468,104	$6,565,003
Restricted cash	5,195,841	7,247,532
Accounts receivable, less allowance for doubtful accounts of $398,000 at December 31, 2009 and $654,000 at December 31, 2008, respectively	54,516,875	43,225,016
Current deferred tax asset	473,940	970,797
Prepaid expenses and other current assets	4,795,030	2,377,838

Total current assets	68,449,790	60,386,186
Property and equipment, net	6,404,747	5,993,387
Other assets	1,627,453	1,179,018
Intangible assets subject to amortization, net	2,792,481	3,880,000
Goodwill	16,742,614	15,145,585
Deferred tax asset	243,593	504,366

Total assets	$96,260,678	$87,088,542

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$3,526,931	$3,496,309
Accrued expenses	14,551,527	12,069,957
Customer deposits	9,695,841	7,247,532
Deferred revenue	8,910,551	4,781,935
Line of credit	9,565,808	7,500,000
Current deferred tax liability	44,267	—
Current portion of capital lease obligations	553,689	682,695

Total current liabilities	46,848,614	35,778,428
Customer deposits	—	4,500,000
Deferred tax liability	345,121	1,331,955
Other liabilities	2,510,351	2,323,794
Capital lease obligations, less current portion	250,576	871,963

Total liabilities	49,954,662	44,806,140
Stockholders’ equity:
Common stock, $.0001 par value:
Authorized shares—150,000,000; issued and outstanding shares—37,277,808 and 36,746,291 at December 31, 2009 and December 31, 2008, respectively.	3,728	3,675
Additional paid-in capital	45,601,325	44,083,184
Accumulated other comprehensive income	40,507	155,535
Retained earnings (accumulated deficit)	660,456	(1,959,992)

Total stockholders’ equity	46,306,016	42,282,402

Total liabilities and stockholders’ equity	$96,260,678	$87,088,542

See accompanying notes.

ReSearch Pharmaceutical Services, Inc. and Subsidiaries

Consolidated Statements of Operations

	Year Ended December 31,
	2009	2008	2007

Service revenue	$200,471,816	$156,966,558	$120,459,459
Reimbursement revenue	23,696,162	18,085,514	13,923,784

Total revenue	224,167,978	175,052,072	134,383,243
Direct costs	145,208,645	117,707,287	87,650,346
Reimbursable out-of-pocket costs	23,696,162	18,085,514	13,923,784
Selling, general, and administrative expenses	44,797,903	31,289,566	26,786,748
Depreciation and amortization	3,722,907	1,750,252	1,143,734

Income from operations	6,742,361	6,219,453	4,878,631
Interest expense	(649,878)	(226,911)	(6,025,467)
Interest income	539,424	293,056	238,178
Other income (expense)	(452,138)	(24,435)	1,404

Net income (loss) before provision for income taxes	6,179,769	6,261,163	(907,254)
Provision for income taxes	3,559,321	2,518,379	1,508,087

Net income (loss)	2,620,448	3,742,784	(2,415,341)

Accretion of preferred stock	—	—	(320,819)

Net income (loss) applicable to common shares:	$2,620,448	$3,742,784	$(2,736,160)

Net income (loss) per common share:
Basic	$0.07	$0.11	$(0.19)
Diluted	$0.07	$0.11	$(0.19)
Weighted average number of common shares outstanding:
Basic	37,002,773	32,616,846	14,572,881
Diluted	38,071,113	34,103,258	14,572,881

See accompanying notes.

Research Pharmaceutical Services, Inc. and Subsidiaries

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity

	Redeemable Convertible Preferred Stock				Stockholders’ equity
										Accumulated	Retained
									Additional	Other	Earnings/
	Series A		Series B		Common Stock		Treasury Shares		Paid-In	Comprehensive	(Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Income	Deficit)	Total

Balance at December 31, 2006	7,593,198	$5,489,688	1,271,694	$2,512,345	12,404,751	$1,240	$6,903,077	$(1,187,650)	$117,388	$6,297	$(3,287,435)	$(4,350,160)

Accretion of dividends on Series A and Series B Convertible Preferred Stock	—	214,747	—	106,072	—	—	—	—	(320,819)	—	—	(320,819)
Stock-based compensation	—	—	—	—	—	—	—	—	211,817	—	—	211,817
Exercise of common stock options	—	—	—	—	6,324	1	—	—	6,747	—	—	6,748
Repurchase of shares from stockholders	—	—	—	—	—	—	24,592	(172,909)	—	—	—	(172,909)
Payment of preferred stock dividends	—	(2,039,334)	—	(588,000)	—	—	—	—	—	—	—	—
Conversion of preferred stock and put warrants to common stock	(7,593,198)	(3,665,101)	(1,271,694)	(2,030,417)	10,287,698	1,029	—	—	10,906,580	—	—	10,907,609
Retirement of treasury shares	—	—	—	—	—	—	(6,927,669)	1,360,559	(1,360,559)	—	—	—
Issuance of common stock and proceeds received in connection with reverse acquisition of Cross Shore, net of distribution to stockholders and fees	—	—	—	—	10,250,450	1,025	—	—	30,154,871	—	—	30,155,896
Repurchase and retirement of shares from stockholder	—	—	—	—	(750,000)	(75)	—	—	(3,637,425)	—	—	(3,637,500)
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	(2,415,341)	(2,415,341)
Other comprehensive income—foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	44,008	—	44,008

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(2,371,333)

Balance at December 31, 2007	—	$—	—	$—	32,199,223	$3,220	$—	$—	$36,078,600	$50,305	$(5,702,776)	$30,429,349

Exercise of common stock options	—	—	—	—	12,183	—	—	—	8,952	—		8,952
Issuance of common stock and proceeds received in connection with reverse acquisition of Cross Shore, net of distribution to stockholders and fees	—	—	—	—	336,000	35	—	—	356,309	—	—	356,344
Issuance of common stock in connection with acquisitions of Imerem, Infociencia and Therapharm	—	—	—	—	4,198,885	420	—	—	7,070,502	—	—	7,070,922
Stock-based compensation	—	—	—	—	—	—	—	—	568,821	—	—	568,821
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	—	—	3,742,784	3,742,784
Other comprehensive income—foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	105,230	—	105,230

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	3,848,014

Balance at December 31, 2008	—	$—	—	$—	36,746,291	$3,675	$—	$—	$44,083,184	$155,535	$(1,959,992)	$42,282,402

Exercise of common stock options	—	—	—	—	544	—	—	—	201	—	—	201
Issuance of common stock in connection with acquisitions of Paramax	—	—	—	—	530,973	53	—	—	920,655	—	—	920,708
Stock-based compensation	—	—	—	—	—	—	—	—	597,285	—	—	597,285
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	—	—	2,620,448	2,620,448
Other comprehensive loss—foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(115,028)	—	(115,028)

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	2,505,420

Balance at December 31, 2009	—	$—	—	$—	37,277,808	$3,728	$—	$—	$45,601,325	$40,507	$660,456	$46,306,016

See accompanying notes.

Research Pharmaceutical Services, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2009	2008	2007

Operating activities
Net income (loss)	$2,620,448	$3,742,784	$(2,415,341)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	3,722,907	1,750,252	1,478,337
Interest charge related to put warrant liability	—	—	4,723,451
Stock-based compensation	597,285	568,821	211,817
Deferred tax benefit	(441,982)	(552,680)	(409,460)
Changes in operating assets and liabilities:
Accounts receivable	(10,946,527)	(4,896,994)	(10,004,080)
Prepaid expenses and other assets	(2,340,453)	(371,262)	(686,109)
Accounts payable	(12,838)	(270,086)	67,861
Accrued expenses and other liabilities	4,106,552	(315,104)	2,303,212
Customer deposits	(2,109,179)	(419,544)	4,354,112
Deferred revenue	4,060,238	(2,001,238)	1,988,877

Net cash (used in) provided by operating activities	(743,549)	(2,765,051)	1,612,677
Investing activities
Change in restricted cash	2,109,179	419,544	145,888
Business combinations, net of cash acquired	(3,044,244)	(7,867,466)	—
Purchase of property and equipment	(2,680,376)	(1,269,245)	(2,198,108)

Net cash used in investing activities	(3,615,441)	(8,717,167)	(2,052,220)
Financing activities
Net borrowings (repayments) on line of credit	2,060,834	7,500,000	(8,991,544)
Principal payments on capital lease obligations	(750,393)	(604,550)	(194,355)
Repurchase of shares from stockholders in connection with reverse acquisition of Cross Shore	—	—	(3,810,409)
Cross Shore merger consideration, net of fees paid	—	(22,667)	51,375,660
Distribution to stockholders	—	—	(20,000,000)
Payment of preferred stock dividends	—	—	(2,627,334)
Proceeds from exercise of options	201	8,952	6,748
Payment of note payable	—	—	(4,500,000)

Net cash provided by financing activities	1,310,642	6,881,735	11,258,766
Effect of exchange rates on cash and cash equivalents	(48,551)	105,231	44,008

Net change in cash and cash equivalents	(3,096,899)	(4,495,252)	10,863,231
Cash and cash equivalents, beginning of year	6,565,003	11,060,255	197,024

Cash and cash equivalents, end of year	$3,468,104	$6,565,003	$11,060,255

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$618,571	$251,346	$921,000

Income taxes	$5,168,208	$2,924,777	$1,459,000

Supplemental disclosures of noncash financing activities
Issuance of shares in connection with business combinations	$918,583	$7,070,922	$320,819

Accretion of preferred stock dividends	$—	$—	$320,819

Acquisition of fixed assets under capital leases	$—	$1,388,843	$1,123,097

See accompanying notes.

Research Pharmaceutical Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Business

ReSearch Pharmaceutical Services, Inc. and Subsidiaries (the “Company” or “RPS”) is a next generation CRO (clinical research organization) serving biotechnology and pharmaceutical companies, which the Company refers to collectively as the biopharmaceutical industry. The RPS business model combines the expertise of a traditional CRO with the ability to provide flexible outsourcing solutions that are fully integrated within the Company’s clients’ clinical infrastructure. The Company is able to leverage its clinical expertise, industry knowledge and specialization to reduce the expense and time frame of clinical development that meets the varied needs of small, medium and large biopharmaceutical companies. The Company’s revenues are generated principally from customers located in the United States.

The Company has wholly owned subsidiaries in over 40 countries around the world with its core operations located in North America, Latin America, Europe and Asia.

2. Significant Accounting Policies

2007 Merger and Accounting Treatment

Cross Shore Acquisition Corporation (“Cross Shore”) was incorporated in Delaware on January 30, 2006 as a blank check company, the objective of which was to acquire one or more operating companies engaged in the delivery of business services to companies and consumers in the United States. On April 28, 2006, Cross Shore completed an initial public offering (the “Offering”) on the Alternative Investment Market (“AIM”) of the London Stock Exchange and raised proceeds of $112 million before offering expenses. Of the net proceeds from the Offering, $102.7 million was placed in trust to be held until the earlier of (i) consummation of Cross Shore’s first business combination or (ii) liquidation of Cross Shore.

On August 30, 2007, the Company’s predecessor company (“Old RPS”) merged with and into a wholly-owned subsidiary of Cross Shore. As a result of the merger, Old RPS became a limited liability company organized under the laws of Delaware under the name ReSearch Pharmaceutical Services, LLC, and Cross Shore changed its name to ReSearch Pharmaceutical Services, Inc.. RPS is now a holding company for, and conducts substantially all of its operations through its wholly-owned subsidiary, ReSearch Pharmaceutical Services, LLC. Results of operations prior to the August 30, 2007 merger with Cross Shore reflect the operations of Old RPS.

The merger was accounted for under the purchase method of accounting as a reverse acquisition in accordance with U.S. generally accepted accounting principles for accounting and financial reporting purposes. Under this method of accounting, Cross Shore was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the merger was treated as the equivalent of Old RPS issuing stock for the net assets of Cross Shore which amounted to $50.6 million and consisted of cash and investments of $51.3 million, other assets of $0.6 million and $1.3 million of accrued transaction fees. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the merger. Stockholders’ equity has been retroactively adjusted for all periods prior to the merger to reflect the number of shares of common stock received by holders of common stock of Old RPS in connection with the merger based upon the exchange ratio of approximately 1.4 shares of Cross Shore common stock for each share of Old RPS common stock as per the merger agreement. Stockholders’ equity has not been retroactively adjusted for periods prior to the merger for the 10,250,499 shares of Cross Shore issued to Old RPS holders of preferred stock and common stock warrants.

The shares of preferred stock, common stock, and common stock warrants held by Old RPS stockholders prior to the merger were converted into a total of 15,758,497 shares of Cross Shore common stock, or 47.34% of the subsequently outstanding common stock of the combined company. Upon consummation of the merger, $49.9 million, net of $1.4 million of accrued transaction fees, was released from trust and became available to the Company. Of this amount, existing holders of shares of preferred stock, common stock and common stock warrants of Old RPS received a total cash distribution of $20 million as merger consideration pursuant to the terms of the merger agreement.

The remaining cash of $29.9 million is available for use by the Company to fund business operations. Total direct and incremental fees incurred by the Company in connection with the merger are reflected as a reduction of additional paid in capital. The senior management team of Old RPS prior to the merger continued as senior management of the Company after the merger, and Old RPS controlled the majority of the Board of Directors of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with an original maturity of three months or less from date of purchase.

Restricted Cash

The Company receives cash in advance from certain customers specifically for the payment of investigator fees relating to specific projects. Such amounts are recorded in restricted cash and short term customer deposits in the accompanying consolidated balance sheets.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash and accounts receivable. The Company performs periodic evaluations of the financial institutions in which its cash is invested. The majority of the Company’s revenues and accounts receivable are derived from pharmaceutical companies located in the United States. The Company’s two largest customers accounted for approximately 17% and 16%, respectively, of service revenue during the year ended December 31, 2009, and the Company’s three largest customers accounted for approximately 20%, 12% and 12%, respectively, of service revenue during the year ended December 31, 2008, and the Company’s largest customer represented approximately 23% of service revenue during the year ended December 30, 2007.

The two largest customers represented approximately 16% and 17%, respectively of the accounts receivable balance at December 31, 2009, while the three largest customers represented approximately 14%, 13% and 8%, respectively, of the accounts receivable balance at December 31, 2008. No other customers represented more than 10% of net service revenue or accounts receivable during those periods or at those times. The Company provides an allowance for doubtful accounts based on experience and specifically identified risks. Accounts receivable are carried at fair value and charged off against the allowance for doubtful accounts when management determines that recovery is unlikely and the Company ceases collection efforts.

The following table summarizes the changes in the Company’s allowance for doubtful accounts for the periods indicated.

	Year Ended December 31,
	2009	2008	2008

Balance at the beginning of the period	$654,000	$547,000	$200,000
Amounts charged to expense	213,000	107,000	347,000
Accounts written off	(469,000)	—	—

Balance at the end of the period	$398,000	$654,000	$547,000

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Fair Value of Financial Instruments

The carrying value of financial instruments including cash, accounts receivable, accounts payable, and lines of credit approximates their fair value based on the short-term nature of these instruments.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for repairs and maintenance which do not extend the useful life of the related assets are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from 1 to 5 years.

Intangible Assets

Intangible assets consist primarily of noncompete agreements, customer contracts and lists, brand names, and goodwill mainly related to the European Acquisitions (Note 3). Finite-lived intangible assets are amortized on a straight line basis over the following periods: Customer lists—three and five years, brand names—two years and non-compete agreements—three and six years. Goodwill represents the excess of the cost over the fair value of net assets acquired in a business combination.

The Company accounts for goodwill, noncompete agreements, brand names and customer lists in accordance with the Financial Accounting Standards Board (“FASB”) guidance for intangible assets. Goodwill is tested for impairment on an annual basis (as of October 1 of each year) and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying value. If the fair value of the Company is less than the carrying value, goodwill may be impaired, and will be written down to its estimated fair market value, if necessary.

Revenue and Cost Recognition

The majority of the Company’s service revenue is derived from fee-for-service contracts, some of which are fixed price contracts. Revenues and the related costs of fee-for-service contracts are recognized in the period in which services are performed. Fixed price contract revenue is calculated on a proportional performance basis based on the ratio that costs incurred to date bear on the estimated total costs at completion. The Company also recognizes revenue under units-based contracts by multiplying units completed by the applicable contract per-units price. Revenue related to contract modifications is recognized when realization is assured and the amounts are reasonably determinable. Adjustments to contract estimates are made in the periods in which the facts that require the revisions become known. When the revised estimate indicates a loss, such loss is provided for in the financial statements during that period. Deferred revenue represents amounts billed to customers in excess of revenues recognized.

FASB guidance requires reimbursable out-of-pocket expenses to be characterized as revenue in the statements of operations. Reimbursements for out-of-pocket expenses included in total revenue in the Company’s consolidated statements of operations were $23,696,162, $18,085,514 and $13,923,784 for the years ended December 31, 2009, 2008 and 2007 respectively.

The Company excludes investigator fees from its out-of-pocket expenses because these fees are funded from the customer’s restricted cash and are recorded on a “pass-through basis” without risk or reward to the Company. Investigator fees paid on behalf of clients for the years ended December 31, 2009, 2008 and 2007 were approximately $7,019,000, $4,708,000 and $6,666,000 respectively.

Income Taxes

The Company accounts for income taxes using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts reportable for income tax purposes. On January 1, 2007, the Company adopted the FASB guidance related to accounting for uncertainty in income taxes. This guidance creates a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before it is recognized in the financial statements.

Foreign Currency Translation

The financial statements of the Company’s foreign subsidiaries have been translated into U.S. dollars in accordance with the FASB guidance on foreign currency translation. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet dates. Income statement amounts have been translated using average exchange rates in effect for the relevant periods. The gains and losses resulting from the changes in exchange rates during the year have been reported separately in other comprehensive income in the consolidated financial statements.

Stock-Based Compensation

FASB guidance requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. This guidance requires that an entity measure the cost of equity-based service awards based on the grant-date fair value of the award and recognize the cost of such award over the period during which the employee is required to provide service in exchange for the award (vesting period).

The per-share weighted average fair value of the options granted during the years ended December 31, 2009, 2008 and 2007 was estimated at $0.87, $1.96 and $1.70 on the date of grant, respectively, using the Black-Scholes option-pricing model with the following weighted average assumptions which are based upon the Company’s history or industry comparative information:

	Year Ended December 31,
	2009	2008	2007

Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility	50%	50%	52%
Risk-free interest rate	2.19%	3.01%	3.34%
Expected life	6 years	6 years	6 years

Prior to August 30, 2007, the Company’s common stock was not publicly traded, and the expected volatility was calculated for each date of grant based on an alternative method (defined as “calculated value”). Subsequent to August 30, 2007, as a public company listed on AIM, the Company continued to utilize the calculated value for expected volatility as a sufficient level of history was not available as a publicly traded company. In September and October 2009, the Company delisted its common stock and warrants from AIM, respectively, and its common stock and warrants are no longer publicly traded. As such, the Company will continue to use the calculated value. The Company identified similar public entities for which share price information is available and has considered the historical volatility of these entities’ share prices in determining its estimated expected volatility. The Company used the average volatility of these guideline companies over a six-year period, consistent with the expected term of the options. From August 30, 2007 through the September 2009 AIM delisting date, the Company utilized the quoted stock price on the AIM as a determinant of fair value of the Company’s common stock. Subsequent to the AIM delisting date, the Company estimates the fair value of its common stock using the market and income valuation approaches. Stock based compensation expense for the years ended December 31, 2009, 2008 and 2007 related to share-based service awards was $597,000, $569,000 and $212,000, respectively and is included in selling, general, and administrative expenses in the accompanying consolidated statements of operations. The

Company recognizes the compensation expense of such share-based service awards on a straight-line basis. Total compensation cost of options granted but not yet vested as of December 31, 2009 was $506,000 net of estimated forfeitures, which is expected to be recognized over the weighted average period of 2.2 years.

Segment Information

Operating segments are identified as components of an enterprise about which separate financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company views its operations and manages its business as one operating segment.

The Company’s foreign operations accounted for approximately 17%, 6% and 5% of service revenue during the year ended December 31, 2009, 2008 and 2007 respectively. As a result of the European Acquisitions and the Paramax Acquisition (see Note 3) the Company expects the percentage of service revenue resulting from foreign operations to increase going forward. In addition, approximately 35%, 34% and 3% of the Company’s consolidated tangible assets are located in foreign locations at December 31, 2009, 2008 and 2007, respectively.

Service revenue from external customers and long-lived assets for each significant geographic location for the years ended December 31, 2009, 2008 and 2007 are as follows:

	Americas	Europe	Asia-Pacific	Total

Service revenue from customers(1)
2009	$179,134,695	$20,485,290	$851,832	$200,471,817
2008	156,966,558	—	—	156,966,558
2007	120,459,459	—	—	120,459,459
Long-lived assets(2)
2009	4,228,432	1,982,932	193,383	6,404,747
2008	4,251,207	1,742,179	—	5,993,386
2007	3,343,371	—	—	3,343,371

(1)	Service revenue is attributable to geographic locations based on the physical location where the services are performed.

(2)	Long-lived assets represents the net book value of property and equipment.

Recent Accounting Pronouncements

The Company adopted new accounting guidance on fair value measurements effective January 1, 2008, for financial assets and liabilities. In addition, effective January 1, 2009, the Company adopted this guidance as it relates to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on at least an annual basis. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability, referred to as the exit price, in an orderly transaction between market participants at the measurement date. The standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. In determining fair value of financial assets, the Company primarily uses prices and other relevant information generated by market transactions involving identical or comparable assets, called the market approach. As of December 31, 2009 and December 31, 2008, the fair value of all of the Company’s financial assets are based on level one observable inputs. The implementation of this guidance for nonfinancial assets and liabilities did not have an impact on the Company’s consolidated financial statements as of December 31, 2009. The provisions of this guidance will be applied at such time a fair value measurement of a nonfinancial asset or liability is required, which may result in a fair value that is materially different than would have been calculated prior to the adoption of this guidance.

In December 2007, the FASB issued new guidance related to business combinations. This guidance retains the fundamental requirements of existing guidance that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. This guidance defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date the acquirer achieves control. This guidance was effective for the Company beginning January 1, 2009 and the impact of the adoption of this guidance depends upon the nature and terms of business combinations that the Company consummates on or after January 1, 2009.

In June 2008, the FASB issued new guidance related to assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock for the purposes of determining whether such equity-linked financial instrument (or embedded feature) is subject to derivative accounting The Company adopted this new guidance effective January 1, 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued new guidance on subsequent events. The standard provides guidance on management’s assessment of subsequent events and incorporates this guidance into accounting literature. The standard is effective prospectively for interim and annual periods ending after June 15, 2009 and the Company adopted this guidance commencing with its June 30, 2009 consolidated financial statements. The implementation of this standard did not have a material impact on the Company’s consolidated financial position and results of operations.

In April 2009, the FASB issued a staff position requiring fair value disclosures in both interim as well as annual financial statements in order to provide more timely information about the effects of current market conditions on financial instruments. The guidance is effective for interim and annual periods ending after June 15, 2009, and the Company adopted this guidance commencing with its June 30, 2009 consolidated financial statements. The implementation of this standard did not have a material impact on the Company’s consolidated financial statements.

In June 2009, FASB Accounting Standards Codification (Codification) was issued, effective for financials statements issued for interim and annual periods ending after September 15, 2009. The Codification supersedes literature of the FASB, Emerging Issues Task Force and other sources. The Codification did not change U.S. generally accepted accounting principles. The implementation of this standard did not have a material impact on the Company’s consolidated financial statements.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) applicable to common stock by the weighted average number of shares of common stock outstanding during the periods presented. Diluted net income (loss) per share is computed by dividing net income (loss) applicable to common stock by the weighted average number of shares of common stock outstanding during the periods plus the dilution that would occur upon the exercise or conversion of stock options or common stock warrants.

The following table is a reconciliation of the numerator and denominator of the computation of basic and diluted net income (loss) per share.

	Year Ended December 31,
	2009	2008	2007

Net income (loss) applicable to common stock	$2,620,448	$3,742,784	$(2,736,160)

Weighted average common shares outstanding—basic	37,002,773	32,616,846	14,572,881
Dilutive effect of stock options and warrants	1,068,340	1,486,412	—

Weighted average common shares outstanding—diluted	38,071,113	34,103,258	14,572,881

Options to purchase 968,911 and 967,304 shares, respectively, of the Company’s common stock were excluded from the computation of diluted weighted average shares outstanding for the years ended December 31, 2009 and

2008 because their effect would have been anti-dilutive. Since the Company reported a net loss applicable to common shares for the year ended December 31, 2007, all of the outstanding stock options, warrants and shares of preferred stock were excluded from the calculation of diluted weighted average shares outstanding as their effect would have been anti-dilutive. The outstanding stock options and warrants could potentially dilute earnings per share in the future.

Reclassification

Certain prior year amounts in the consolidated financial statements and notes thereto have been reclassified to conform to the current year’s presentation.

3. Acquisitions

2009 Acquisition

Paramax International Inc. (“Paramax”)

On July 7, 2009, a subsidiary of RPS acquired the outstanding shares of Paramax for consideration of $1.0 million in cash and 530,973 shares of RPS common stock (the “Paramax Shares”) issued to Paramax’s sole shareholder (the “Paramax Acquisition”). Paramax, which is active in the same fields as RPS, provides the Company with opportunities in the Asia-Pacific market and complements its ongoing operations in the Americas and Europe. In addition, the acquisition provides RPS with greater scale to meet the growing needs of its customers in the rapidly expanding market for globally integrated clinical research services. The Paramax Shares were valued by management utilizing the assistance of a valuation specialist at $1.73 per share, which resulted in total acquisition consideration of approximately $1.9 million. The shareholder of Paramax has entered into a share escrow agreement whereby all of the Paramax Shares are held in escrow, to be released in equal portions on October 7, 2009, July 7, 2010 and January 31, 2011, subject to there being no indemnity claims outstanding (as defined within the acquisition agreement). As of December 31, 2009, there were no indemnity claims outstanding. In addition, the shareholder of Paramax has agreed to a 24 month lock-up on all Paramax Shares commencing on the date of closing of the Paramax Acquisition. Paramax, founded in 2007, is located in Beijing, China. Paramax operates throughout China and the Asia-Pacific market, providing clinical research services to the biopharmaceutical industry.

The acquisition has been accounted for as a purchase. Accordingly, the results of operations of Paramax have been included in the consolidated financial statements commencing July 7, 2009. A preliminary allocation of the purchase price is outlined below:

Purchase Price:
Cash paid	$1,000,000
Value of RPS Shares	918,583

Total purchase price	$1,918,583

Allocation of Purchase Price:
Cash	$163,692
Accounts receivable	87,367
Property and equipment	31,780
Other assets	9,130
Goodwill	1,504,355
Customer lists	18,000
Non-compete agreement	117,000
Current liabilities	(12,741)

$1,918,583

The allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed as reflected in the consolidated financial statements is preliminary and subject to change based on finalization of the Company’s valuation of the assets acquired and liabilities assumed. The Company is currently assessing the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed. It is expected that the assets and liabilities assumed will approximate the values assigned as of the date of the acquisition. A valuation study is presently being conducted to establish the fair market value of the identifiable intangibles acquired. The intangible assets acquired consist primarily of customer lists and a non-compete agreement. The final purchase price allocation to reflect the fair values of the assets acquired and liabilities assumed will be based on the outcome of the Company’s valuation study. The final valuation will be completed in 2010.

2008 Acquisitions

In December 2008, the Company completed the acquisitions of three European companies located in Spain, France and Germany (“the European Acquisitions”). The European Acquisitions, which involved companies that are active in the same fields as RPS, provide the Company with opportunities in the European market and complement its ongoing operations in the Americas. In addition, the European Acquisitions provide RPS with greater scale to meet the growing needs of its customers in the rapidly expanding market for globally integrated clinical research services.

IMEREM Institute for Medical Research Management and Biometrics—Institut für medizinisches Forschungsmanagement und Biometrie—Ein unabhaengiges Forschungsunternehmen GmbH (“Imerem”)

On December 22, 2008, a subsidiary of RPS acquired the outstanding shares of Imerem for a consideration of €2.7 million ($3.9 million) in cash and issuance of 1,296,165 shares of RPS common stock (the “Imerem Shares”) issued to Imerem’s sole shareholder. The Imerem Shares were valued at $1.68 per share, which, along with transaction costs of approximately $1.0 million that were paid by the Company, resulted in total acquisition consideration of approximately $7.1 million. The sole shareholder of Imerem has entered into a share escrow agreement whereby 50 percent of the Imerem Shares are held in escrow, to be released in equal portions on the first, second and third anniversaries of the acquisition date, subject to there being no indemnity claims outstanding (as defined within the acquisition agreement). As of December 31, 2009 there were no indemnity claims outstanding. In addition, the shareholder of Imerem has agreed to a 12 month lock-up on all Imerem Shares commencing on the date of closing of the acquisition. Imerem, founded in 1990, is located in Nürnberg, Germany. Imerem operates throughout Eastern and Western Europe and Scandinavia, providing clinical research services to the biopharmaceutical industry and academic institutions.

The acquisition has been accounted for as a purchase. Accordingly, the results of operations of Imerem have been included in the consolidated financial statements commencing December 22, 2008. The allocation of the purchase price is outlined below:

Purchase Price:
Cash paid	$3,924,089
Value of RPS Shares	2,182,742
Transaction costs	1,041,325

Total purchase price	$7,148,156

Allocation of Purchase Price:
Cash	$1,499,696
Restricted cash	1,079,203
Accounts receivable	886,369
Prepaid expense and other current assets	68,708
Property and equipment	101,179
Goodwill	4,519,008
Customer lists	800,000
Brand name	330,000
Non-compete agreements	350,000
Accrued expenses	(378,583)
Customer deposits	(1,079,203)
Accounts payable	(562,465)
Deferred tax liability	(465,756)

$7,148,156

Infociencia, S.L. and Infociencia Clinical Research S.L. (“Infociencia”)

On December 22, 2008, a subsidiary of RPS acquired the outstanding shares of Infociencia for consideration of €2.5 million ($3.6 million) in cash and issuance of 1,404,856 shares of RPS common stock (the “Infociencia Shares”) to Infociencia’s shareholders. The Infociencia Shares were valued at $1.68 per share which, along with transaction costs of approximately $1.0 million that were paid by the Company, resulted in total acquisition consideration of $7.0 million. The shareholders of Infociencia entered into share escrow agreements whereby 50 percent of the Infociencia Shares are held in escrow, to be released in equal portions on the first, second and third anniversaries of the acquisition date, subject to there being no indemnity claims outstanding (as defined within the acquisition agreement). As of December 31, 2009 there were no indemnity claims outstanding. In addition, the shareholders of Infociencia have agreed to a 12 month lock-up on all of the Infociencia Shares commencing on the date of closing of the acquisition. Infociencia founded in 1998, has offices in Barcelona and Madrid, Spain and operates throughout Western Europe providing clinical research services to the biopharmaceutical industry and academic and government institutions.

The acquisition has been accounted for as a purchase. Accordingly, the results of operations of Infociencia have been included in the consolidated financial statements commencing December 22, 2008. The allocation of the purchase price is outlined below:

Purchase Price:
Cash paid	$3,563,536
Value of RPS Shares	2,365,778
Transaction costs	1,034,929

Total purchase price	$6,964,243

Allocation of Purchase Price:
Cash	$446,939
Restricted cash	4,702,100
Accounts receivable	3,612,585
Prepaid expense and other current assets	493,413
Property and equipment	1,496,736
Goodwill	4,872,958
Customer lists	280,000
Brand name	640,000
Non-compete agreements	550,000
Other liabilities	(1,141,933)
Customer deposits	(4,702,100)
Accounts payable	(876,983)
Accrued expenses	(2,863,472)
Deferred tax liability	(546,000)

$6,964,243

Therapharm Recherches Th.R. (“Therapharm”)

On December 23, 2008, a subsidiary of RPS acquired the outstanding shares of Therapharm for consideration of €2.6 million ($3.8 million) in cash and issuance of 1,497,864 shares of RPS common stock (the “Therapharm Shares,” and along with the Paramax Shares, Imerem Shares and the Infociencia Shares, the “Shares”) to Therapharm’s shareholder. The Therapharm Shares were valued at $1.68 per share which, along with transaction costs of approximately $1.1 million that were paid by the Company, resulted in total acquisition consideration of $7.4 million. The shareholder of Therapharm entered into a share escrow agreement whereby 50 percent of the Therapharm Shares are held in escrow, to be released in equal portions on the first, second and third anniversaries of the acquisition date, subject to there being no indemnity claims outstanding (as defined within the acquisition agreement). In the fourth quarter of 2009, the Company made one working capital adjustment pursuant to the acquisition agreement that decreased the purchase price by $104,913 and resulted in the release of 62,300 Therapharm Shares from the escrow to the Company, which the Company subsequently cancelled. In addition, the shareholder of Therapharm has agreed to a 12 month lock-up on all of the Therapharm Shares commencing on the date of closing of the acquisition.

Therapharm, founded in 1980, is located in Boulogne Billancourt, France. Therapharm provides clinical research services to the biopharmaceutical industry and operates throughout Western Europe, focusing its efforts on France, Belgium and Switzerland.

The acquisition has been accounted for as a purchase. Accordingly, the results of operations of Therapharm have been included in the consolidated financial statements commencing December 23, 2008. The allocation of the purchase price is outlined below:

Purchase Price:
Cash paid	$3,799,459
Value of RPS Shares	2,417,490
Transaction costs	1,103,445

Total purchase price	$7,320,394

Allocation of Purchase Price:

Cash	$2,356,206
Restricted cash	563,896
Accounts receivable	3,430,837
Prepaid expense and other current assets	632,878
Property and equipment	144,265
Goodwill	5,838,873
Customer lists	280,000
Brand name	440,000
Non-compete agreements	210,000
Customer deposits	(563,896)
Accounts payable	(884,066)
Accrued expenses	(3,097,466)
Deferred revenue	(1,710,934)
Deferred tax liability	(320,199)

$7,320,394

The unaudited pro forma information below presents combined results of operations as if the Paramax Acquisition and the European Acquisitions had occurred as of the beginning of the applicable reporting periods instead of in July 2009 and December 2008, respectively. The pro forma information is based on historical results and is not necessarily indicative of the results of operations of the combined entity had the acquisition occurred at the beginning of the periods presented, nor is it necessarily indicative of future results.

	Year Ended December 31,
	2009	2008	2007
	(unaudited)

Service revenue	$200,682,702	$181,247,167	$142,380,066
Reimbursement revenue	23,696,162	25,856,370	27,044,389
Total revenue	224,378,864	207,103,537	169,424,455
Net income	2,317,141	6,719,188	540,583
Net income per common share:
Basic	$0.06	$0.18	$0.03
Diluted	$0.06	$0.17	$0.03
Weighted average number of common shares outstanding:
Basic	37,002,773	37,346,704	18,771,766
Diluted	38,071,113	38,833,116	20,415,640

The Shares issued in connection with the consummation of the Paramax Acquisition and the European Acquisitions were valued utilizing the assistance of an independent third party valuation specialist, which resulted in fair values of $1.73 and $1.68 per share, respectively.

4. Intangible Assets

The following table summarizes the changes in the carrying amount of the Company’s goodwill for the years ended December 31, 2009 and 2008, respectively:

Balance as of December 31, 2007	$275,536
Goodwill as a result of European Acquisitions	14,870,049

Balance as of December 31, 2008	15,145,585
Purchase accounting adjustments	360,790
Goodwill acquired (Paramax)	1,504,355
Currency exchange	(268,116)

Balance as of December 31, 2009	$16,742,614

None of the goodwill acquired in connection with the European Acquisitions in December 2008 or with the Paramax Acquisition in July 2009 is expected to be tax deductible.

The following tables summarize intangible assets and their amortization as of:

	December 31, 2009
Intangible assets subject to amortization:	Gross	Accumulated Amortization	Net

Customer contracts and lists	$3,291,114	$(2,242,057)	$1,049,057
Brand name	1,403,059	(696,360)	706,699
Non-compete agreements	1,569,459	(532,734)	1,036,725

Total	$6,263,632	$(3,471,151)	$2,792,481

	December 31, 2008
Intangible assets subject to amortization:	Gross	Accumulated Amortization	Net

Customer contracts and lists	$3,280,128	$(1,920,128)	$1,360,000
Brand name	1,410,000	—	1,410,000
Non-compete agreements	1,460,000	(350,000)	1,110,000

Total	$6,150,128	$(2,270,128)	$3,880,000

The estimated amortization expense for each of the five years ending December 31, 2014 is as follows:

Year ending December 31,
2010	2011	2012	2013	2014

$1,185,000	$500,000	$477,000	$450,000	$180,000

5. Property and Equipment

Property and equipment consist of the following:

		December 31,
	Useful life	2009	2008

Computers, software and other equipment	2 to 3 years	$5,052,139	$4,951,507
Automobiles	1 to 3 years	1,615,000	2,163,123
Leasehold improvements	7 years	379,645	314,882
Software	2 to 3 years	498,683	350,000
Furniture and fixtures	5 years	2,980,807	2,000,212

		10,523,274	9,779,724
Less accumulated depreciation		(4,121,527)	(3,786,337)

		$6,404,747	$5,993,387

Automobiles, computers, software and other equipment include assets acquired under capital lease obligations (Note 14).Total depreciation expense was approximately $2,434,000, $1,750,000 and $1,144,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

6. Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2009	2008

Accrued compensation	$5,824,601	$4,280,576
Accrued professional fees	1,953,424	1,755,192
Volume rebate accrual	1,507,603	1,049,534
Accrued taxes	1,975,566	1,583,950
Accrued transaction costs	—	1,573,752
Other	3,290,333	1,826,953

	$14,551,527	$12,069,957

7. Lines of Credit

In November 2006, the Company entered into a bank line of credit agreement (the “Credit Agreement”), expiring October 31, 2009. The Credit Agreement provided for $15,000,000 of available borrowings, and was subject to certain borrowing base restrictions. Borrowings under the Credit Agreement required interest at the Federal Funds open rate, as defined, plus 1%. The Credit Agreement was secured by all corporate assets and also contained financial and nonfinancial covenants, including restrictions on the payment of dividends, restrictions on acquisitions and restrictions on the repurchase, redemption, or retirement of outstanding equity. At December 31, 2008, there were $7.5 million in outstanding borrowings under this line of credit.

In July 2009, the Credit Agreement was amended (the “Amended Credit Agreement”) to extend the termination date to October 31, 2012. The Amended Credit Agreement provides for an increase to $30,000,000 of available borrowings, and is subject to certain borrowing base restrictions. Borrowings under the Amended Credit Agreement require interest at the Federal Funds open rate, as defined, plus 2% (4.75% at December 31, 2009). The Amended Credit Agreement remains secured by all corporate assets and continues the financial and nonfinancial covenants, including restrictions on the payment of dividends, restrictions on acquisitions and restrictions on the repurchase, redemption, or retirement of outstanding equity present under the Credit Agreement. At December 31, 2009, there was $9.4 million in outstanding borrowings under this line of credit.

In addition to the line of credit for the Company’s U.S.-based operations, the Company maintains various local lines of credit for its operations based around the world. At December 31, 2009, there was $0.2 million in outstanding borrowings under these lines of credit.

8. Note Payable and Other Long-Term Liabilities

On December 29, 2003, Old RPS raised $4,500,000 in the form of a senior subordinated note payable (the “Senior Subordinated Note”). The note required the payment of interest at 12% per annum, due and payable in arrears monthly. No principal payments were due on the note until maturity on December 31, 2008. Interest expense on the note amounted to $405,000 for the year ended December 31, 2007.

In connection with the original issuance of the note payable, the lenders received warrants (the “2003 Warrants”) to purchase 956,839 shares of Old RPS’ common stock at $.007 per share. Such warrants were set to expire in 2013. In addition, in connection with the execution and delivery of an amendment in March 2005, the lenders received additional warrants (the “2005 Warrants”) to purchase 35,141 shares of Old RPS’ common stock at $.007 per share. The 2003 Warrants and 2005 Warrants contained put features which enabled the holder to require Old RPS to redeem the warrants for cash at any time subsequent to the fifth anniversary of the issuance date, subject to certain exceptions. The redemption price was equal to the greater of the estimated fair value of common stock as determined by a formula, or the estimated fair value of common stock as determined by an independent appraisal.

The fair value of the 2003 Warrants was determined to be $442,465 upon issuance, and such amount was recorded as debt discount and put warrant liability in 2003. The fair value of the 2005 Warrants was determined to be $16,250 upon issuance, and was recorded as put warrant liability in 2005. The debt discount was amortized to interest expense through December 2008. Changes in the estimated value of the put warrant liability were recorded as charges to interest expense during the period of the change.

In 2007, the Company recorded a charge of approximately $4.7 million related to the increase in the estimated fair value of the put warrants. Such amount was included in interest expense in the consolidated statement of operations.

In connection with the merger with Cross Shore on August 30, 2007 (Note 2), all of the outstanding 2003 Warrants and 2005 Warrants were exchanged for a combination of cash and shares of RPS common stock.

In addition, the Company repaid the Senior Subordinated Note and the remaining accrued interest thereon upon the closing of the merger with Cross Shore.

In connection with the acquisition of Infociencia, the Company assumed outstanding grant loans from government institutions in Spain. These loans have a two-year grace period for payments. The aggregate amount of remaining payments required on all long-term grant debt at December 31, 2009 was $1,339,224 and is included with other liabilities on the consolidated balance sheet. Certain amounts of these loans may be forgiven should the Company submit qualifying expenses pursuant to the terms of the loan agreements.

9. Retirement Plan

The Company maintains a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code (the “Plan”), which covers all eligible employees as defined in the Plan. Employees who are at least 21 years of age and have completed three months of service are eligible for the Plan. Under the Plan, participating employees may defer up to 15% of their pretax salary but not more than statutory limits. Employee contributions vest immediately. The Company accrued and paid out a discretionary match of $180,678 and $119,322 on employee contributions for the years ended December 31, 2008 and 2007, respectively. The Company did not match any employee contributions for the year ended December 31, 2009.

10. Income Taxes

Net income (loss) before provision for income taxes consists of the following components:

	Year Ended December 31,
	2009	2008	2007

Domestic	$10,654,095	$5,915,363	$(822,162)
Foreign	(4,474,326)	345,800	(85,092)

Total net income (loss) before provision for income taxes	$6,179,769	$6,261,163	$(907,254)

The provision for income taxes is as follows:

	Year Ended December 31,
	2009	2008	2007
Current:
Federal	$3,096,672	$2,426,985	$1,654,022
State	647,631	535,165	258,708
Foreign	257,000	108,909	4,818

	4,001,303	3,071,059	1,917,548
Deferred:
Federal	424,826	(395,480)	(316,730)
State	64,490	(105,866)	(77,630)
Foreign	(931,298)	(51,334)	(15,101)

	(441,982)	(552,680)	(409,461)

Total	$3,559,321	$2,518,379	$1,508,087

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Year Ended December 31,
	2009	2008	2007

Deferred tax assets:
Net operating loss carryforwards and tax credits	$1,361,623	$318,867	$—
Property, plant and equipment	—	130,796	41,037
Start-up costs	230,620	241,654	267,620
Stock-based compensation	426,731	195,745	57,188
Allowance for bad debts	351,014	257,181	221,999
Other reserves	212,895	330,920	121,862

Total deferred tax assets	2,582,883	1,475,163	709,706
Deferred tax liabilities:
Property, plant and equipment	(448,491)	—	—
Intangibles	(928,943)	(1,331,955)	—
Other	(105,790)	—	—

Total deferred tax liabilities	(1,483,224)	(1,331,955)	—

Valuation allowance for deferred tax assets	(771,514)	—	—

Net deferred tax assets	$328,145	$143,208	$709,706

In December 2008, the Company completed the European Acquisitions and acquired amortizable intangibles for which the Company recorded a deferred tax liability.

A reconciliation of income taxes computed at the U.S. federal statutory rate to the provision for income taxes is as follows:

	Year Ended December 31,
	2009	2008	2007

Federal statutory income tax expense (benefit)	$2,101,122	$2,128,795	$(317,540)
State taxes, net of federal benefit	469,999	358,059	224,558
Impact of foreign taxes	95,530	(70,032)	36,847
Increase (decrease) in valuation allowance	771,514	—	(156,979)
Other permanent differences	121,156	101,557	1,721,201

Provision for income taxes	$3,559,321	$2,518,379	$1,508,087

The effective tax rate for 2007 was significantly higher than the federal statutory rate primarily as a result of the significant interest charge for the put warrants discussed in Note 8, for which the Company did not receive a tax deduction. The tax effected amount of the interest charge for the put warrants was included in other permanent differences in the rate reconciliation for the year ended December 31, 2007. The effective tax rate for 2009 is higher than the federal statutory rate, as the Company is not recording a tax benefit for net operating losses generated in certain of its foreign subsidiaries as it may not realize the tax benefit of these net operating losses.

The Company has foreign net operating loss carryforwards generated mostly among European affiliates at December 31, 2009 aggregating $3.8 million, which expire through 2019.

Effective January 1, 2007, the Company adopted FASB ASC 740-10-50, formerly known as Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB ASC 740, formerly known as FASB Statement No. 109 (the Interpretation). This Interpretation requires that the company recognizes, in its financial statements, the impact of a tax position taken, or expected to be taken, in tax returns if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Under FASB ASC 740-10-50, tax positions are evaluated for recognition using a more-likely-than-not threshold, and those tax positions requiring recognition are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

The Company records accrued interest and penalties related to unrecognized tax benefits in the income tax provision. There have been no material changes to unrecognized tax benefits or accrued interest and penalties during 2007, 2008 or 2009. The Company does not expect a significant increase or decrease in unrecognized tax benefits over the next twelve months.

The Company files U.S. federal income tax returns as well as income tax returns in various states and for foreign jurisdictions. The Company may be subject to examination by the various taxing authorities generally for calendar years 2005 through 2009. Additionally, any net operating losses and other tax attribute carryovers that were generated in prior years and utilized in these years may also be subject to examination. The Company cannot predict with certainty how theses audits will be resolved and whether the Company will be required to make additional tax payments, which may or may not include penalties and interest. The Company is currently under audit by the Internal Revenue Service for the tax year of 2007. For most states where the Company conducts business, the Company is subject to examination for the preceding three to six years. In certain states, the period could be longer.

Management believes the Company has provided sufficient tax provisions for tax periods that are within the statutory period of limitation not previously audited and that are potentially open for examination by the taxing authorities. Potential liabilities associated with these years will be resolved when an event occurs to warrant closure, primarily through the completion of audits by the taxing jurisdictions. To the extent audits or other events result in a material adjustment to the accrued estimates, the effect would be recognized during the period of the event. There can be no assurance, however, that the ultimate outcome of audits will not have a material adverse impact on the Company’s financial position, results of operations or cash flows.

11. Stockholders’ Equity

Prior to the Merger with Cross Shore

Old RPS was authorized to issue up to 25,301,475 shares of common stock with no par value. Of the shares authorized, 2,108,456 shares of common stock were reserved for issuance pursuant to Old RPS’ 2002 Equity Incentive Plan (Note 13).

Old RPS issued warrants to purchase 393,579 shares of common stock to certain investors in 2003 in connection with a bridge loan (Note 8). The warrants were exercisable at $0.4695 per share at any time through 2013. In connection with the merger, the warrants were exchanged for a combination of cash and RPS common shares.

Subsequent to the Merger with Cross Shore

Subsequent to the merger with Cross Shore on August 30, 2007, the Company is authorized to issue up to 1,000,000 shares of preferred stock, $0.0001 par value, and 150,000,000 shares of common stock, $0.0001 par value. Of the shares authorized, 6,792,271 shares of common stock have been reserved for issuance pursuant to the Company’s 2007 equity incentive plan (Note 13).

The Company’s stockholders have been granted certain rights to register their shares under the securities laws of the United States pursuant to three separate registration rights agreements. The Registration Rights Agreement (as defined below) pertains to those holding shares in Old RPS prior to the merger with Cross Shore. The Investor Rights Agreement (as defined below) pertains to those acquiring shares and warrants in Cross Shore’s initial public offering in April of 2006. The Founders’ Shares Agreement (as defined below) pertains to those acquiring shares prior to Cross Shore’s initial public offering in April 2006.

The Company entered into the Investor Rights Agreement, dated April 24, 2006 (the “Investor Rights Agreement”), in connection with the initial public offering of Cross Shore’s common stock.

Under the Investor Rights Agreement, the Company is required to file a shelf registration statement on Form S-3 within 90 days after becoming eligible to do so. In addition, the holders of the Company’s common stock that are party to the Investor Rights Agreement are entitled to no more than three demand registrations, covering in each case a minimum of 15% of the shares then outstanding, and piggyback registration rights. If the Company files a shelf registration statement for the resale of shares, demand and piggyback registration rights will be suspended except for underwritten offerings. Registration rights are generally available only for stock that is subject to restrictions on transfer under the U.S. securities laws.

The Company entered into a Registration Rights Agreement, dated August 30, 2007 (the “Registration Rights Agreement”), with the holders of shares of common stock of Old RPS who were issued shares of the Company’s common stock in the merger between Cross Shore and Old RPS.

Under the Registration Rights Agreement, the Company granted the stockholders that previously held shares in Old RPS the rights to include shares on any registration statement the Company files pursuant to the Securities Act in connection with a public offering of stock, whether such offering is being made for the Company’s own account or for the account of stockholders other than the stockholders that previously held shares in Old RPS. These registration rights are applicable to any registration of stock that is made pursuant to a demand from the existing stockholders pursuant to the Investor Rights Agreement. The number of shares that the existing stockholders may include in an underwritten public offering by exercising their registration rights under the Registration Rights Agreement is subject to reduction in the event the managing underwriters of such offering advise us that the number of shares to be included in such offering exceeds the amount of stock that can be sold without adversely affecting the offering.

The Registration Rights Agreement also provides similar shelf registration rights as are set forth in the Investor Rights Agreement described above.

The Company entered into a Registration Rights Agreement, dated April 24, 2006 (the “Founders’ Shares Agreement”), with the founders of Cross Shore who acquired shares of common stock prior to Cross Shore’s initial public offering.

Under the Founders’ Shares Agreement, the Company is required to file a shelf registration statement on Form S-3 upon request of the stockholders who are parties to the Founders’ Shares Agreement, as long as the holders propose to sell registrable securities and such other securities, if any, at an aggregate price to the public of at least $2,000,000. In addition, the stockholders who are parties to the Founders’ Shares Agreement are entitled to no more than two demand registrations, covering in each case as many shares as the requesting stockholders propose to sell, subject to certain restrictions imposed by an underwriter, and piggyback registration rights. If the Company files a shelf registration statement for the resale of shares, demand and piggyback registration rights will be suspended except for underwritten offerings. Registration rights are generally available only for stock that is subject to restrictions on transfer under the U.S. securities laws.

The Company is required to bear all expenses incident to its compliance with the terms of the Registration Rights Agreement, the Investor Rights Agreement and the Founders’ Shares Agreement. The Registration Rights Agreement and Founders’ Shares Agreement also contain customary indemnification obligations from the Company to the applicable stockholders with respect to untrue statements or material omissions in any registration statement that includes the applicable shares.

If the Company does not effect a registration required under the Investor Rights Agreement or the Registration Rights Agreement, the stockholders who are party to those agreements may be entitled to receive liquidated damages in the form of additional shares in an amount per month equal to 1% of all or a portion of such holder’s registrable securities for up to two months, in the case of the Registration Rights Agreement, or four months, in the case of the Investor Rights Agreement

Subsequent to the date of the merger with Cross Shore, the Company also had a total of 1,357,179 common stock warrants (the “IPO Warrants”) outstanding. The IPO Warrants were immediately exercisable at any time through April 28, 2010 at $5.00 per. The IPO Warrants were issued to investors in connection with the initial public offering of Cross Shore in April 2006 (Note 2) and were delisted from AIM on October 5, 2009.

The IPO Warrants were redeemable at the Company’s option at a price of $.0001 per warrant only in the event that the last sale price of the Company’s common stock is at least $8.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given and the weekly trading volume of the Company’s common shares has been at least 550,000 shares for each of the two calendar weeks before the Company sends the notice of redemption.

In addition, a total of 186,667 options were outstanding from the date of the Cross Shore initial public offering in April 2006 (Note 2). These options (the “Underwriter Purchase Options”) were issued to representatives of the underwriters of the Cross Shore initial public offering. The options entitled the holder to one share of common stock and two common stock warrants in exchange for an exercise price of $6.60 per share. Should the options be exercised, the warrants received will be fully vested with exercise prices of $5.00 per share at any time through April 28, 2010. Such warrants are subject to the same provisions as the IPO Warrants discussed above.

In January 2008, the Company issued 336,000 shares of common stock to certain investors pursuant to the provisions of Underwriter Purchase Options that were tendered by such investors in connection with the merger with Cross Shore.

In December 2008, the Company issued a total of 4,198,885 shares of common stock in connection with the European Acquisitions. The shareholders of Therapharm, Infociencia and Imerem have entered into share escrow agreements whereby 50 percent of the shares are held in escrow, to be released in equal portions on the first, second and third anniversaries of the acquisition date, subject to there being no claims outstanding against each corporation being acquired (as defined within the respective acquisition agreements). As of December 31, 2009, the Company made one working capital adjustment pursuant to the acquisition agreement with Therapharm, resulting in the release of 62,300 shares, which the Company has subsequently cancelled. In addition, the shareholders of Therapharm, Infociencia and Imerem have agreed to a 12 month lock-up on all of the Shares, all of which commenced on the closing date of the respective acquisitions and had expired as of December 31, 2009.

In July 2009, the Company issued a total of 530,973 shares of common stock in connection with the Paramax Acquisition. The shareholder of Paramax has entered into a share escrow agreement whereby the Paramax Shares are being held in escrow, to be released in equal portions on the three and twelve month anniversaries of the acquisition date and on January 31, 2011, subject to there being no claims outstanding against Paramax (as defined within the acquisition agreement). As of December 31, 2009 there were no indemnity claims outstanding. In addition, the shareholder of Paramax has agreed to a 24 month lock-up on all of the Paramax Shares, which commenced on the closing date of the acquisition.

12. Redeemable Convertible Preferred Stock

Prior to the Merger with Cross Shore

Old RPS authorized the issuance of up to 7,593,198 shares of Series A 8% Convertible Preferred Stock (the “Series A Preferred Stock”) and 1,279,130 shares of Series B 8% Convertible Preferred Stock (the “Series B Preferred Stock” and collectively with the Series A Preferred Stock, the “Preferred Stock”). The rights and preferences of the Preferred Stock were as follows:

Dividends

The holders of shares of Preferred Stock were entitled to receive an annual cash dividend at a rate of 8% (or $0.0424 per share of Series A Preferred Stock and $0.1273 per share of Series B Preferred Stock). Such dividends were cumulative and were payable, whether or not declared by the board of directors of Old RPS, upon conversion, redemption, liquidation, or disposition of the preferred shares subject to full payment of the Senior Subordinated Note (Note 8). Old RPS recorded Preferred Stock accretion for the preferred dividends in the amount of $320,819 in 2007 through the August 30, 2007 merger with Cross Shore.

Liquidation

In the event of a liquidation of Old RPS, the holders of Preferred Stock were entitled to receive the accrued but unpaid dividends to the date of liquidation plus an amount equal to the greater of $0.5301 per outstanding share for the Series A Preferred Stock and $1.5914 per outstanding share for the Series B Preferred Stock or such additional amount as would have been received if the holders of the Preferred Stock converted their securities into common stock immediately prior to liquidation and participated in the liquidation on a pro rata basis in relation to the stock held by the common stockholders.

Redemption

At any time on or after the fifth anniversary of the Series B Preferred Stock issuance date (December 2008), Old RPS would, upon written notice of holders of not less than a majority of the then-outstanding shares of Preferred Stock, redeem all or a portion of the outstanding shares at a price equal to $0.5301 per share for the Series A Preferred Stock and $1.5914 per share for the Series B Preferred Stock plus all accrued but unpaid preferred dividends through the redemption date.

Conversion

Each share of Preferred Stock was convertible at the election of the holder into such number of shares of common stock as determined by dividing $0.5301 for the Series A Preferred Stock and $1.5914 for the Series B Preferred Stock by the applicable conversion price in effect at the time of conversion. Upon conversion, the holders of Preferred Stock were entitled to receive, in cash, an amount equal to all unpaid dividends accreted through the date of conversion.

Old RPS was required to reserve, out of its authorized but unissued common stock, the full number of shares of common stock deliverable upon the conversion of the outstanding shares of the Preferred Stock. The conversion price was subject to adjustment in the event that Old RPS issued additional stock at a price per share that is less than the Preferred Stock conversion price in effect immediately prior to the issuance of such stock. In such an event, the Preferred Stock conversion price would be reduced to an amount equal to such lower purchase price or $0.0071 if there was no consideration. The conversion price was also subject to adjustment for events of dilution including, but not limited to, stock dividends and stock splits. Shares of the Preferred Stock would automatically be converted into shares of common stock, at the then-effective conversion rate, immediately prior to the closing of an underwritten public offering of common stock with gross proceeds of at least $20 million and an offering price equal to at least 300% of the Series A Preferred Stock conversion price and 100% of the Series B Preferred Stock conversion price then in effect.

Voting Rights

The holders of the Preferred Stock were entitled to elect two directors to the board of directors of Old RPS and vote on all matters on which holders of common stock were entitled to vote, casting such number of votes equal to the number of shares of common stock into which the Preferred Stock was then convertible. In addition, Old RPS would not, without the approval of the holders of the Preferred Stock (i) amend the articles of incorporation in a manner adverse to the rights of the preferred stockholders, (ii) authorize any class or series of capital stock ranking senior to the Preferred Stock, (iii) increase the number of authorized shares of Preferred Stock, (iv) change the rights of the Preferred Stock, (v) repurchase or declare a dividend on any shares of common stock other than as provided in agreements in existence on the Preferred Stock issuance date, or (vi) authorize a merger or consolidation of Old RPS.

Subsequent to the Merger with Cross Shore

Subsequent to the merger with Cross Shore on August 30, 2007, all of the outstanding shares of Preferred Stock were converted into shares of common stock of the Company. In addition, all accumulated dividends of the Preferred Stock accrued through the date of the merger, totaling $2.63 million, were paid to the investors.

13. Stock Option Plan

In June 2002, Old RPS adopted the 2002 Equity Incentive Plan (the “2002 Plan”) which permitted the granting of incentive stock options, nonqualified stock options and restricted stock. The 2002 Plan authorized the issuance of up to 2,108,456 shares of common stock to satisfy grants under the 2002 Plan. Stock options issued generally vested over a three-year period. The exercise period was determined by Old RPS’ board of directors, but could not exceed ten years from the date of grant. Each option entitled the holder to purchase one share of common stock at the indicated exercise price.

In connection with the merger with Cross Shore, the Company adopted the 2007 Equity Incentive Plan (the “2007 Incentive Plan”) on August 30, 2007 and terminated the 2002 Plan. The 2007 Incentive Plan permits awards of options and restricted stock. At December 31, 2009, the total number of shares reserved under the 2007 Incentive Plan was 6,792,271 shares. On an annual basis, this amount would be automatically adjusted to increase to an amount equal to 15% of the number of shares outstanding should that number of shares exceed the amount of shares reserved under the 2007 Incentive Plan (calculated on a fully diluted basis). Stock options issued generally vest over a three year period. The exercise period is determined by the Board of Directors, but may not exceed 10 years from the date of grant.

The following table summarizes activity under the 2002 Plan and 2007 Incentive Plan:

	Options	Number of	Weighted
	Available For	Options	Average Exercise
	Grant	Outstanding	Price

Balance, December 31, 2006	693,069	2,022,594	$0.75

Authorized	4,076,608	—	—
Granted	(775,107)	775,107	4.98
Exercised	—	(52,773)	0.58
Forfeited/cancelled	(14,963)	(14,963)	0.91

Balance, December 31, 2007	3,979,607	2,729,965	1.94

Authorized	—	—	—
Granted	(217,304)	217,304	3.86
Exercised	—	(11,639)	0.77
Forfeited/cancelled	15,181	(15,181)	1.04

Balance, December 31, 2008	3,777,484	2,920,449	2.09

Authorized	—	—	—
Granted	(45,155)	45,155	1.75
Exercised	—	(544)	0.37
Forfeited/cancelled	49,648	(49,648)	3.44

Balance, December 31, 2009	3,781,977	2,915,412	2.06

The weighted average grant date fair value of options granted was $0.87, $1.96 and $1.70 per share during the years ended December 31, 2009, 2008 and 2007, respectively. The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $952, $38,000 and $177,000 respectively.

At December 31, 2009, options to purchase 2,595,485 shares were exercisable at a weighted average exercise price of $1.79 per share. The weighted average remaining contractual life of the outstanding options at December 31, 2009 was 6.0 years. The weighted average remaining contractual life of the fully vested options at December 31, 2009 was 6.0 years. The aggregate intrinsic value of options outstanding and fully vested at December 31, 2009 was $1.9 million.

14. Commitments and Contingencies

The Company occupies its corporate headquarters and other offices and uses certain equipment under various leases. The Company’s current lease for its corporate headquarters expires in June 2017. Rent expense under such arrangements, including for rent obligations around the world, was approximately $3,334,000, $1,987,000 and $1,578,000 during the years ended December 31, 2009, 2008 and 2007, respectively. The Company is the lessee of approximately $1,615,000 of automobiles and equipment under capital leases expiring through 2012. The equipment is recorded at the present value of minimum lease payments and is amortized over its estimated useful life. Amortization of the assets under capital lease agreements of approximately $531,000, $650,000 and $180,000 is included in depreciation expense for the years ended December 31, 2009, 2008 and 2007 respectively.

Future minimum lease payments subsequent to December 31, 2009 under capital and non-cancelable operating leases are as follows:

	Capital	Operating
	Leases	Leases

2010	$601,683	$3,634,646
2011	255,602	3,153,276
2012	4,590	3,015,000
2013	—	2,656,260
2014	—	2,126,370
Thereafter	—	2,836,814

Total minimum lease payments	861,875	17,422,366
Less amount representing interest	(57,610)

Present value of net minimum lease payments	$804,265

The Company is involved in various claims incidental to the conduct of its business. Management does not believe that any such claims to which the Company is a party, both individually and in the aggregate, will have a material adverse effect on the Company’s financial position or results of operations.

15. Related Party Transactions

In November 2007, the Company entered into a consulting agreement with a shareholder to assist the Company in identifying potential acquisition candidates. The consulting agreement expired in December 2007 and required payment to the shareholder totaling $600,000 for such services. Such amount was recognized as selling, general and administrative expense during 2007 and was included in accrued expenses at December 31, 2007. The amount was paid in the first quarter of 2008.

The Company is the lessee of office space for its German subsidiary, RPS ReSearch Germany GmbH. The lessor of the office space is a shareholder and an employee of the Company and former shareholder of Imerem. The Company pays rent for the facility in the amount of $14,500 on a month-to-month basis.

16. Interim Consolidated Financial Information (unaudited)

The following table sets forth certain unaudited quarterly consolidated financial data for each quarter in the Company’s two last completed fiscal years. In the opinion of the Company’s management, this unaudited information has been prepared on the same basis as the audited consolidated financial statements contained herein and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein when read in conjunction with the consolidated financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009

Service revenue	$45,258,874	$48,446,362	$51,669,235	$55,097,345
Reimbursement revenue	5,034,975	5,905,352	5,588,148	7,167,687

Total revenue	50,293,849	54,351,714	57,257,383	62,265,032
Direct costs	33,219,359	34,940,337	37,167,441	39,881,508
Reimbursable out-of-pocket costs	5,034,975	5,905,352	5,588,148	7,167,687
Selling, general and administrative expenses	10,045,270	11,045,742	11,279,779	12,427,112
Depreciation and amortization	796,422	874,207	884,177	1,168,101

Income from operations	1,197,823	1,586,076	2,337,838	1,620,624

Net income	$502,952	$485,777	$994,033	$637,686

Net income per share:
Basic	$0.01	$0.01	$0.03	$0.02
Diluted	$0.01	$0.01	$0.03	$0.02

	Three Months Ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008

Service revenue	$38,047,853	$40,286,342	$39,113,267	$39,519,096
Reimbursement revenue	3,794,541	4,554,955	4,900,378	4,835,640

Total revenue	41,842,394	44,841,297	44,013,645	44,354,736
Direct costs	28,316,024	30,076,813	29,555,433	29,759,017
Reimbursable out-of-pocket costs	3,794,541	4,554,955	4,900,378	4,835,640
Selling, general and administrative expenses	7,120,510	7,759,741	7,845,537	8,563,778
Depreciation and amortization	365,295	418,969	449,187	516,801

Income from operations	$2,246,024	$2,030,819	$1,263,110	$679,500

Net income	$1,323,049	$1,153,084	$748,239	$518,412

Net income per share:
Basic	$0.04	$0.04	$0.02	$0.02
Diluted	$0.04	$0.03	$0.02	$0.02

ReSearch Pharmaceutical Services, Inc. and Subsidiaries

Consolidated Balance Sheets

	June 30,	December 31,
	2010	2009
	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$4,252,240	$3,468,104
Restricted cash	5,161,878	5,195,841
Accounts receivable, less allowance for doubtful accounts of $535,000 at June 30, 2010 and $398,000 at December 31, 2009, respectively	56,747,607	54,516,875
Current deferred tax asset	500,900	473,940
Prepaid expenses and other current assets	4,442,707	4,795,030

Total current assets	71,105,332	68,449,790
Property and equipment, net	5,608,563	6,404,747
Other assets	1,564,898	1,627,453
Intangible assets subject to amortization, net	1,867,216	2,792,481
Goodwill	14,199,770	16,742,614
Deferred tax asset	212,332	243,593

Total assets	$94,558,111	$96,260,678

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$5,409,160	$3,526,931
Accrued expenses	10,992,273	14,551,527
Customer deposits	9,661,878	9,695,841
Deferred revenue	10,493,214	8,910,551
Line of credit	10,860,648	9,565,808
Current deferred tax liability	44,267	44,267
Current portion of capital lease obligations	494,937	553,689

Total current liabilities	47,956,377	46,848,614
Deferred tax liability	314,421	345,121
Other liabilities	2,313,028	2,510,351
Capital lease obligations, less current portion	122,823	250,576

Total liabilities	50,706,649	49,954,662
Stockholders’ equity:
Common stock, $.0001 par value:
Authorized shares—150,000,000 at June 30, 2010 and December 31, 2009, issued and outstanding shares—37,216,052 and 37,277,808 at June 30, 2010 and December 31, 2009, respectively	3,728	3,728
Additional paid-in capital	45,895,863	45,601,325
Accumulated other comprehensive (loss) income	(4,164,581)	40,507
Retained earnings	2,116,452	660,456

Total stockholders’ equity	43,851,462	46,306,016

Total liabilities and stockholders’ equity	$94,558,111	$96,260,678

Please see accompanying notes.

ReSearch Pharmaceutical Services, Inc. and Subsidiaries

Consolidated Statements of Operations

	Six Months Ended June 30,
	2010	2009
	(unaudited)

Service revenue	$122,409,197	$93,705,236
Reimbursement revenue	15,499,981	10,940,328

Total revenue	137,909,178	104,645,564
Direct costs	88,731,922	68,159,696
Reimbursable out-of-pocket costs	15,499,981	10,940,328
Selling, general, and administrative expenses	25,671,180	21,091,012
Depreciation and amortization	2,201,768	1,670,629

Income from operations	5,804,327	2,783,899
Interest expense	(438,372)	(303,766)
Interest income	5,186	167,829
Other income (expense)	37,464	(167,102)

Income before provision for income taxes	5,408,605	2,480,860
Provision for income taxes	3,952,609	1,492,131

Net income	$1,455,996	$988,729

Net income per common share:
Basic	$0.04	$0.03
Diluted	$0.04	$0.03
Weighted average number of common shares outstanding:
Basic	37,271,665	36,746,648
Diluted	38,676,380	37,707,889

Please see accompanying notes.

ReSearch Pharmaceutical Services, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Six Months Ended June 30,
	2010	2009
	(unaudited)

Operating activities
Net income	$1,455,996	$988,729
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,201,768	1,670,629
Stock-based compensation	294,337	308,675
Deferred tax benefit	(26,339)	(229,418)
Changes in operating assets and liabilities:
Accounts receivable	(3,406,062)	(7,620,488)
Prepaid expenses and other assets	437,265	(1,717,888)
Accounts payable	2,016,987	(1,496,494)
Accrued expenses and other liabilities	(3,005,662)	504,627
Customer deposits	33,757	(1,645,565)
Deferred revenue	890,603	446,898

Net cash provided by (used in) operating activities	892,650	(8,790,295)
Investing activities
Change in restricted cash	52,641	1,645,565
Business combinations, net of cash acquired	—	(1,573,752)
Purchase of property and equipment	(1,051,447)	(1,254,484)

Net cash used in investing activities	(998,806)	(1,182,671)
Financing activities
Net borrowings on line of credit	1,294,840	4,873,471
Principal payments on capital lease obligations	(186,505)	(349,647)
Payments on deferred equity financing costs	(105,000)	—
Proceeds from exercise of options	201	201

Net cash provided by financing activities	1,003,536	4,524,025
Effect of exchange rates on cash and cash equivalents	(113,244)	38,927

Net change in cash and cash equivalents	784,136	(5,410,014)
Cash and cash equivalents, beginning of period	3,468,104	6,565,003

Cash and cash equivalents, end of period	$4,252,240	$1,154,989

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$425,387	$470,868

Income taxes	$3,618,401	$4,033,194

Please see accompanying notes.

ReSearch Pharmaceutical Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
June 30, 2010 (unaudited)

1. Business

ReSearch Pharmaceutical Services, Inc. and Subsidiaries (the “Company” or “RPS”) is a global next generation CRO (clinical research organization) serving biotechnology and pharmaceutical companies, which the Company refers to collectively as the biopharmaceutical industry. The RPS business model combines the expertise of a traditional CRO with the ability to provide flexible outsourcing solutions that are fully integrated within the Company’s clients’ clinical infrastructure. The Company is able to leverage its high degree of clinical expertise, industry knowledge and specialization to reduce the expense and time frame of clinical development that meets the varied needs of small, medium and large biopharmaceutical companies.

On August 30, 2007, the Company’s predecessor company (“Old RPS”) merged with and into a wholly-owned subsidiary of Cross Shore Acquisition Corporation (“Cross Shore”), a blank check company incorporated in Delaware in 2006 as a vehicle to acquire one or more operating companies in the United States. Prior to the merger, Cross Shore completed an initial public offering on the Alternative Investment Market (“AIM”) of the London Stock Exchange to raise proceeds to fund such an acquisition. As a result of the merger, Cross Shore changed its name to ReSearch Pharmaceutical Services, Inc., and RPS is now a holding company for, and conducts substantially all of its operations through its wholly-owned subsidiary, ReSearch Pharmaceutical Services, LLC.

On September 4, 2009, RPS delisted its common stock from AIM following approval of the delisting by the requisite number of shareholders. Trading in RPS’ warrants to purchase common stock, also listed on AIM, was suspended following the delisting of the common stock, and the warrants were delisted on October 5, 2009. RPS common stock and warrants are no longer traded on AIM, but remain transferable as described in the proxy statement which was mailed to shareholders and warrant holders on July 24, 2009, and subject to applicable securities laws.

The Company has wholly-owned subsidiaries in 47 countries around the world with its core operations located in North America, Latin America, Europe and Asia.

2. Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. The consolidated balance sheet as of June 30, 2010, the consolidated statements of operations for the six months ended June 30, 2010 and 2009 and the consolidated statements of cash flows for the six months ended June 30, 2010 and 2009 are unaudited, but include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of its financial position, operating results and cash flows for the periods presented. The consolidated balance sheet at December 31, 2009 has been derived from audited financial statements.

Although the Company believes that the disclosures in these financial statements are adequate to make the information presented not misleading, certain information and footnote information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted as permitted by the rules and regulations of the Securities and Exchange Commission.

Results for any interim period are not necessarily indicative of results for any future interim period or for the entire year. The accompanying financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and accounts receivable. The Company performs periodic evaluations of the financial institutions in which its cash is invested. The majority of the Company’s revenues and accounts receivable are derived from pharmaceutical companies located in the United States. The Company’s three largest customers accounted for approximately 17%, 16% and 15% of service revenue during the six months ended June 30, 2010, respectively. The Company’s two largest customers for the six months ended June 30, 2009 represented approximately 17% and 11% of service revenue, respectively.

The Company’s largest customer accounted for approximately 16% of the accounts receivable balance at June 30, 2010 and at December 31, 2009. The Company’s second largest customer accounted for approximately 14% of the accounts receivable balance at June 30, 2010, and approximately 17% of the accounts receivable balance at December 31, 2009. No other customers represented more than 10% of net service revenue or accounts receivable during those periods or at those times. The Company provides an allowance for doubtful accounts based on experience and specifically identified risks. Accounts receivable are carried at fair value and charged off against the allowance for doubtful accounts when management determines that recovery is unlikely and the Company ceases collection efforts.

Revenue and Cost Recognition

The majority of the Company’s service revenue is derived from fee-for-service contracts, some of which are fixed-price contracts. Revenues and the related costs of fee-for-service contracts are recognized in the period in which services are performed. Fixed-price contract revenue is calculated on a proportional performance basis based on the ratio that costs incurred to date bear on the estimated total costs at completion. The Company also recognizes revenue under units-based contracts by multiplying units completed by the applicable contract per-unit price. Revenue related to contract modifications is recognized when realization is assured and the amounts are reasonably determinable. Adjustments to contract estimates are recorded in the periods in which the facts that require the revisions become known. When the revised estimate indicates a loss, such loss is recorded in the financial statements for that period. No such losses were recognized in the six months ended June 30, 2010 or 2009. Deferred revenue represents amounts billed to customers in excess of revenue recognized.

Financial Accounting Standards Board (“FASB”) guidance requires reimbursable out-of-pocket expenses to be classified as revenue in the statements of operations. Reimbursements for out-of-pocket expenses, included in total revenue in the Company’s consolidated statements of operations were $15,449,981 and $10,940,328 for the six months ended June 30, 2010 and 2009, respectively.

The Company excludes investigator fees from its out-of-pocket expenses because these fees are funded from the customer’s restricted cash and are recorded on a “pass-through basis” without risk or reward to the Company. Investigator fees paid on behalf of clients were approximately $3,996,000 and $1,803,000 for the six months ended June 30, 2010 and 2009, respectively.

Income Taxes

The Company accounts for income taxes using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts reportable for income tax purposes. On January 1, 2007, the Company adopted the FASB guidance related to accounting for uncertainty in income taxes. This guidance creates a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before it is recognized in the financial statements.

The effective tax rate for the six months ended June 30, 2010 and 2009 was higher than the federal statutory rate, as the Company did not record a tax benefit for net operating losses generated in certain of its foreign subsidiaries as it may not realize the tax benefit of these net operating losses.

Foreign Currency Translation

The financial statements of the Company’s foreign subsidiaries have been translated into U.S. dollars in accordance with the FASB guidance on foreign currency translation. All balance sheet accounts have been translated using the exchange rates in effect at the respective balance sheet dates. Income statement amounts have been translated using average exchange rates in effect for the relevant periods. The gains and losses resulting from the changes in exchange rates during the year have been reported separately in other comprehensive income in the consolidated financial statements.

Stock-Based Compensation

The per-share weighted average fair value of the options granted during the six months ended June 30, 2010 and 2009 was estimated at $1.78 and $0.86, respectively, using the Black-Scholes option-pricing model with the following weighted average assumptions, which are based upon Company history or industry comparative information:

	Six Months Ended June 30,
	2010	2009

Expected dividend yield	0.00%	0.00%
Expected volatility	50%	50%
Risk-free interest rate	2.21%	1.92%
Expected life	6 years	6 years

Prior to August 30, 2007, the Company’s common stock was not publicly traded, and the expected volatility was calculated for each date of grant based on an alternative method (defined as the “calculated value”). Subsequent to August 30, 2007, as a public company on the AIM, the Company continued to utilize the calculated value for expected volatility as a sufficient level of history was not available as a publicly traded company. In September and October 2009, the Company delisted its common stock and warrants from AIM, respectively, and its common stock and warrants are no longer publicly traded. As such, the Company will continue to use the calculated value to estimate fair value. The Company identified similar public entities for which share price information is available and has considered the historical volatility of these entities’ share prices in determining its estimated expected volatility. The Company used the average volatility of these guideline companies over a six-year period, consistent with the expected term calculated pursuant to FASB guidance. From August 30, 2007 through the September 2009 AIM delisting date, the Company utilized the quoted stock price on the AIM as a determinant of fair value of the Company’s common stock. Subsequent to the AIM delisting date, the Company estimates the fair value of its common stock using the market and income valuation approaches, with the assistance of a valuation consultant. Stock-based compensation expense for the six months ended June 30, 2010 and 2009 related to share based service awards was approximately $294,000 and $309,000, respectively, and is included in selling, general, and administrative expenses in the accompanying consolidated statements of operations. The Company recognizes the compensation expense of such stock-based service awards on a straight-line basis. Total compensation cost of options granted but not yet vested as of June 30, 2010 was $327,000, net of estimated forfeitures, which is expected to be recognized over the weighted average period of 1.7 years.

Segment Information

Operating segments are identified as components of an enterprise about which separate financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company views its operations and manages its business as one operating segment.

The Company’s foreign operations accounted for approximately 16% of service revenue during the six months ended June 30, 2010 and 2009, respectively. In addition, approximately 29% and 35% of the Company’s consolidated tangible assets are located in foreign locations at June 30, 2010 and December 31, 2009, respectively.

	Americas	Europe	Asia-Pacific	Total

Service revenue from customers (1)
Six months ended June 30, 2010	$110,867,474	$10,252,641	$1,289,082	$122,409,197
Six months ended June 30, 2009	84,114,209	9,591,027	—	93,705,236
Long-lived assets (2)
As of June 30, 2010	3,967,809	1,454,706	186,046	5,608,561
As of December 31, 2009	4,228,432	1,982,932	193,383	6,404,747

(1)	Service revenue is attributable to geographic locations based on the physical location where the services are performed.

(2)	Long-lived assets represents the net book value of property and equipment.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the periods presented. Diluted net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period plus the dilution that would occur upon the exercise or conversion of stock options or common stock warrants.

The following table is a reconciliation of the numerator and denominator of the computation of basic and diluted net income per share.

	Six Months Ended June 30,
	2010	2009

Net income	$1,455,996	$988,729

Weighted average common shares outstanding—basic	37,271,665	36,746,648
Dilutive effect of stock options and warrants	1,404,715	961,241

Weighted average common shares outstanding—diluted	38,676,380	37,707,889

Options to purchase 856,224 shares of the Company’s common stock and warrants outstanding to purchase 1.4 million shares of the Company’s common stock were excluded from the computation of diluted weighted average shares outstanding for the six months ended June 30, 2010 because their effect would have been anti-dilutive. Warrants outstanding to purchase a total of 1.4 million shares of the Company’s common stock, and options to purchase 997,349 shares of the Company’s common stock were excluded from the computation of diluted weighted average shares outstanding for the six months ended June 30, 2009 because their effect would have been anti-dilutive. Outstanding stock options and warrants could potentially dilute earnings per share in the future.

Comprehensive Income (Loss)

The Company’s comprehensive income (loss) was as follows:

	Six Months Ended June 30,
	2010	2009

Net income as reported	$1,455,996	$988,729
Other comprehensive income (loss):
Foreign currency translation adjustment	(4,205,088)	(384,175)

Comprehensive income (loss)	$(2,749,092)	$604,554

3. Acquisitions

2009 Acquisition

Paramax International Inc. (“Paramax”)

On July 7, 2009, RPS acquired the outstanding shares of Paramax for consideration of $1.0 million in cash and 530,973 shares of common stock (the “Paramax Shares”) issued to Paramax’s sole shareholder (the “Paramax Acquisition”). Paramax, which is active in the same fields as RPS, provides the Company with opportunities in the Asia-Pacific market and complements its current operations in the Americas and Europe. In addition, the Paramax Acquisition provides RPS with greater scale to meet the growing needs of its customers in the market for globally integrated clinical research services. The Paramax Shares were valued by management utilizing the assistance of a valuation specialist at $1.73 per share, which resulted in total acquisition consideration of approximately $1.9 million. The shareholder of Paramax has entered into a share escrow agreement whereby all of the Paramax Shares are held in escrow, and were, or will be, released in equal portions on October 7, 2009, July 7, 2010 and January 31, 2011, subject to there being no indemnity claims outstanding (as defined within the acquisition agreement). As of June 30, 2010, there were no indemnity claims outstanding. In addition, the shareholder of Paramax has agreed to a lock-up on all Paramax Shares to expire 24 months following consummation of the Paramax Acquisition. Paramax, founded in 2007, is located in Beijing, China. Paramax operates throughout China and the Asia-Pacific market, providing clinical research services to the biopharmaceutical industry.

The acquisition has been accounted for as a purchase. Accordingly, the results of operations of Paramax have been included in the Company’s consolidated financial statements commencing July 7, 2009. The allocation of the purchase price is outlined below:

Purchase Price:
Cash paid	$1,000,000
Value of RPS Shares	918,583

Total purchase price	$1,918,583

Allocation of Purchase Price:

Cash	$163,692
Accounts receivable	87,367
Fixed assets	31,780
Other assets	9,130
Goodwill	1,504,355
Customer lists	18,000
Non compete agreements	117,000
Current liabilities	(12,742)

$1,918,583

The unaudited pro forma information below presents combined results of operations as if the Paramax Acquisition had occurred as of the beginning of the applicable reporting period instead of in July 2009. The pro forma information is based on historical results and is not necessarily indicative of the results of operations of the combined entity had the Paramax Acquisition occurred at the beginning of the periods presented, nor is it necessarily indicative of future results.

Six months ended
June 30, 2009
(unaudited)

Service revenue	$93,811,112
Reimbursement revenue	10,940,328

Total revenue	104,751,440

Net income	$836,453
Net income per common share:
Basic	$0.02
Diluted	$0.02
Weighted average number of common shares outstanding:
Basic	37,277,621
Diluted	38,238,862

The shares issued in connection with the consummation of the Paramax Acquisition were valued by management utilizing the assistance of a valuation specialist, which resulted in a fair value of $1.73 per share. This value is consistent with the trading price of the Company’s common stock on AIM at the time of the Paramax Acquisition, discounted to reflect the escrow and lock up arrangements underlying certain of the shares issued as discussed above.

4. Intangible Assets

The following table summarizes the changes in the carrying amount of the Company’s goodwill for the six months ended June 30, 2010:

Balance as of December 31, 2009	$16,742,614
Currency exchange	(2,542,844)

Balance as of June 30, 2010	$14,199,770

The following tables summarize intangible assets and their amortization as of:

	June 30, 2010
		Accumulated
	Gross	Amortization	Net

Intangible assets subject to amortization:
Customer contracts and lists	$3,362,958	$(2,550,693)	$812,265
Brand name	1,195,042	(909,378)	285,664
Non-compete agreements	1,338,663	(619,376)	769,287

Total	$5,946,663	$(4,079,447)	$1,867,216

	December 31, 2009
		Accumulated
	Gross	Amortization	Net

Intangible assets subject to amortization:
Customer contracts and lists	$3,291,114	$(2,242,057)	$1,049,057
Brand name	1,403,059	(696,360)	706,669
Non-compete agreements	1,569,459	(532,734)	1,036,725

Total	$6,263,632	$(3,471,151)	$2,792,481

The estimated amortization expense for the six months ending December 31, 2010 and the four years ending December 31, 2014 is as follows:

Six Months
Ending
December 31,	Year ending December 31,
2010	2011	2012	2013	2014

$501,000	$425,000	$406,000	$382,500	$152,500

5. Property and Equipment

Property and equipment consist of the following:

		June 30,	December 31,
	Useful life	2010	2009

Computers, software and other equipment	2 to 3 years	$4,853,971	$5,052,139
Automobiles	1 to 3 years	1,615,071	1,615,000
Leasehold improvements	7 years	711,237	379,645
Software	2 to 3 years	1,146,186	498,683
Furniture and fixtures	5 years	2,679,339	2,980,807

		11,005,804	10,526,274
Less accumulated depreciation		(5,397,241)	(4,121,527)

		$5,608,563	$6,404,747

Automobiles, computers, software and other equipment include assets acquired under capital lease obligations (Note 10). Depreciation expense was approximately $1,579,000 and $1,050,000 for the six months ended June 30, 2010 and 2009, respectively.

6. Accrued Expenses

Accrued expenses consist of the following:

	June 30,	December 31,
	2010	2009

Accrued compensation	$4,732,849	$5,824,601
Accrued professional fees	1,867,422	1,953,424
Volume rebate accrual	781,922	1,507,603
Accrued taxes	734,967	1,975,566
Other	2,875,113	3,290,333

	$10,992,273	$14,551,527

7. Lines of Credit

In November 2006, the Company entered into a bank line of credit agreement (the “Credit Agreement”), expiring October 31, 2009. The Credit Agreement provided for $15,000,000 of available borrowings, and was subject to certain borrowing base restrictions. Borrowings under the Credit Agreement required interest at the Federal Funds open rate, as defined, plus 1%. The Credit Agreement was secured by all corporate assets and also contained financial and nonfinancial covenants, including restrictions on the payment of dividends, restrictions on acquisitions and restrictions on the repurchase, redemption, or retirement of outstanding equity.

In July 2009, the Credit Agreement was amended (the “Amended Credit Agreement”) to extend the termination date to October 31, 2012. The Amended Credit Agreement also provides for an increase to $30,000,000 of available borrowings, and is subject to certain borrowing base restrictions. Borrowings under the Amended Credit Agreement require interest at the Federal Funds open rate, as defined, plus 2% (4.75% at June 30, 2010). The Amended Credit Agreement remains secured by all corporate assets and continues the financial and nonfinancial covenants, including restrictions on the payment of dividends, restrictions on acquisitions and restrictions on the repurchase, redemption, or retirement of outstanding equity present under the Credit Agreement. At June 30, 2010 there were $10.9 million in outstanding borrowings under this line of credit.

In addition to the Company’s line of credit for its U.S.-based operations, the Company maintains various local lines of credit for its operations based around the world. At June 30, 2010, there were no outstanding borrowings under these lines of credit.

8. Stockholders’ Equity

The Company is authorized to issue up to 1,000,000 shares of preferred stock, $0.0001 par value, and 150,000,000 shares of common stock, $.0001 par value. Of the shares authorized, 6,792,271 shares of common stock have been reserved for issuance pursuant to the Company’s 2007 equity incentive plan (Note 9).

The Company’s stockholders have been granted certain rights to register their shares under the securities laws of the United States pursuant to three separate registration rights agreements. The Registration Rights Agreement (as defined below) pertains to those holding shares in RPS prior to the merger with Cross Shore. The Investor Rights Agreement (as defined below) pertains to those acquiring shares and warrants in Cross Shore’s initial public offering in April of 2006. The Founders’ Shares Agreement (as defined below) pertains to those that acquired shares prior to Cross Shore’s initial public offering in April 2006.

Under the Investor Rights Agreement dated April 24, 2006 (the “Investor Rights Agreement”), the Company is required to file a shelf registration statement on Form S-3 within 90 days after becoming eligible to do so. In addition the holders of the Company’s stock are entitled to no more than three demand registrations (covering in each case a minimum of 15% of the shares then outstanding) and piggyback registration rights. If the Company files a shelf registration for resale of shares, demand and piggyback registration rights will be suspended except for underwritten offerings. Registration rights are generally available only for stock that is subject to restrictions on transfer under the U.S. securities laws.

Under the terms of the Registration Rights Agreement dated August 30, 2007 (the “Registration Rights Agreement”), the Company will grant the existing stockholders the rights to include shares on any registration statement filed by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”) in connection with a public offering of stock, whether such offering is being made for the Company’s own account or for the account of stockholders other than the existing stockholders. These registration rights are applicable to any registration of stock that is made pursuant to a demand from the existing stockholders pursuant to the Investor Rights Agreement. The number of shares that the existing stockholders may include in an underwritten public offering by exercising their registration rights under the Registration Rights Agreement is subject to reduction in the event the managing underwriters of such offering advise the Company that the number of shares to be included in such offering exceeds the amount of stock that can be sold without adversely affecting the offering. The Registration Rights Agreement also provides the Old RPS stockholders similar shelf registration rights as those in the Investor Rights Agreement. Registration rights are generally available only for stock that is subject to restrictions on transfer under the U.S. securities laws. If the Company fails to make filings under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are required to be made pursuant to its contractual arrangements with the existing stockholders, the Registration Rights Agreement entitles the holders of shares to receive liquidated damages in the form of additional shares in an amount per month equal to 1% of all or a portion of such holder’s registrable securities for up to two months, or up to four months under the Investor Rights Agreement.

Under the Registration Rights Agreement dated April 24, 2006 (the “Founders’ Shares Agreement”), the Company is required to file a shelf registration statement on Form S-3 upon request of the founding stockholders after becoming eligible to do so. In addition, the holders of the Company’s founding stock are entitled to no more than two demand registrations (covering in each case as many shares as the founding stockholders propose to sell, subject to certain restrictions imposed by an underwriter) and piggyback registration rights. If the Company files a shelf registration statement for resale of shares, demand and piggyback registration rights will be suspended except for underwritten offerings. Registration rights are generally available only until, in the opinion of the Company’s counsel, the founding stock is no longer subject to restrictions on transfer under the U.S. securities laws.

The Company is required to bear all expenses incident to its compliance with the terms of the Registration Rights Agreement, the Investor Rights Agreement, and the Founders’ Shares Agreement. The Registration Rights Agreement and Founders’ Shares Agreement also contain customary indemnification obligations from the Company to the applicable stockholders with respect to untrue statements or material omissions in any registration statement that includes the applicable shares.

The Company also had a total of 1,357,179 common stock warrants (the “IPO Warrants”). The unexercised IPO Warrants expired on April 28, 2010. The IPO Warrants were issued to investors in connection with the initial public offering of Cross Shore in April 2006 and were delisted from AIM on October 5, 2009. The IPO Warrants were exercisable at $5.00 per share.

In addition, a total of 186,667 options (“Underwriter Purchase Options”) remained outstanding from the date of the date of the Cross Shore initial public offering in April 2006 until the unexercised options expired on April 27, 2010. These Underwriter Purchase Options were issued to representatives of the underwriters of the Cross Shore initial public offering. The options entitled the holder to one share of common stock and two common stock warrants in exchange for an exercise price of $6.60 per share. If the options were exercised, the warrants received would have been fully vested with an exercise price of $5.00 per share at any time through April 28, 2010. Such warrants were subject to the same provisions as the IPO Warrants discussed above.

9. Stock Option Plans

In June 2002, the Company adopted the 2002 Equity Incentive Plan (the “2002 Plan”) which permitted the granting of incentive stock options, nonqualified stock options and restricted stock. The Company authorized the issuance of up to 2,108,456 shares of common stock to satisfy grants under the 2002 Plan. Stock options issued generally vested over a three-year period. The exercise period was determined by the Company’s Board of Directors, but could not exceed ten years from the date of grant. Each option entitled the holder to purchase one share of common stock at the indicated exercise price.

The Company adopted the 2007 Equity Incentive Plan (the “2007 Incentive Plan”) on August 30, 2007 and terminated the 2002 Plan. The 2007 Incentive Plan permits awards of options and restricted stock. At June 30, 2010, the total number of shares reserved under the 2007 Incentive Plan was 6,792,271 shares. On an annual basis, this amount is automatically increased to an amount equal to 15% of the number of shares outstanding (calculated on a fully diluted basis). Stock options issued under the 2007 Incentive Plan generally vest over a three year period. The exercise period is determined by the Board of Directors, but may not exceed 10 years from the date of grant.

The following table summarizes activity under the 2002 Plan and the 2007 Incentive Plan:

	Options Available	Number of Options	Weighted Average
	For Grant	Outstanding	Exercise Price

Balance, December 31, 2009	3,781,977	2,915,412	$2.06

Granted	(71,940)	71,940	3.23
Exercised	—	(544)	0.37
Forfeited/Cancelled	78,415	(78,415)	1.27

Balance, June 30, 2010	3,788,452	2,908,393	2.07

The weighted average grant date fair value of options granted was $1.78 per share during the six months ended June 30, 2010.

At June 30, 2010, options to purchase 2,683,289 shares were exercisable at a weighted average exercise price of $1.98 per share. The weighted average remaining contractual life of the fully vested options at June 30, 2010 was 5.6 years. The aggregate intrinsic value of options outstanding and fully vested at June 30, 2010 was $5.2 million.

10. Commitments and Contingencies

The Company occupies its corporate headquarters and other offices and uses certain equipment under various operating leases. The Company’s current lease for its corporate headquarters expires in June 2017. Rent expense under such lease arrangements was approximately $1,962,000 and $1,523,000 during the six months ended June, 2010 and 2009, respectively. The Company is the lessee of approximately $1,615,000 of automobiles and equipment under capital leases expiring through 2012. The equipment is recorded at the present value of minimum lease payments and is amortized over its estimated useful life. Amortization of the assets under capital lease agreements of approximately $230,000 and $289,000 for the six months ended June 30, 2010 and 2009, respectively, and is included in depreciation expense.

Future minimum lease payments subsequent to June 30, 2010 under capital and non-cancelable operating leases are as follows:

	Capital	Operating
	Leases	Leases

2010	$385,060	$1,819,201
2011	255,601	3,262,305
2012	4,590	3,148,147
2013	—	2,630,569
2014	—	2,059,714
Thereafter	—	2,836,814

Total minimum lease payments	645,251	$15,756,750
Less amount representing interest	27,491

Present value of net minimum lease payments	$617,760

The Company is involved in various claims incidental to the conduct of its business. Management does not believe that any such claims to which the Company is a party, both individually and in the aggregate, will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Independent Auditor’s Report

The Board of Directors and Stockholders

IMEREM Institute for Medical Research Management and Biometrics—Institute für medizinisches Forschungsmanagement und Biometrie—Ein unabhaengiges Forschungsunternehmen GmbH

We have audited the accompanying balance sheet of IMEREM Institute for Medical Research Management and Biometrics—Institute für medizinisches Forschungsmanagement und Biometrie—Ein unabhaengiges Forschungsunternehmen GmbH as of December 31, 2007, and the related statements of income, stockholder’s equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IMEREM Institute for Medical Research Management and Biometrics—Institute für medizinisches Forschungsmanagement und Biometrie—Ein unabhaengiges Forschungsunternehmen GmbH as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

/s/ McGladrey & Pullen, LLP

Chicago, Illinois
March 9, 2009

IMEREM Institute for Medical Research Management and Biometrics—
Institute für medizinisches Forschungsmanagement und
Biometrie—Ein unabhaengiges Forschungsunternehmen GmbH

Balance Sheet
In Euros

December 31,
2007

Assets
Current assets:
Cash and cash equivalents	€1,657,468
Restricted cash	687,849
Available-for-sale securities	1,095,529
Unbilled Revenues	1,361,824
Accounts receivable, less allowance for doubtful accounts	1,355,308
Prepaid expenses and other current assets	127,826

Total current assets	6,285,804
Intangible assets, net	38,446
Property and equipment, net	659,433
Cash surrender value of life insurance	519,293
Deferred income taxes	9,000

Total assets	€7,511,976

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	€15,235
Accrued expenses	305,453
Customer deposits	687,849
Deferred revenue	659,854
Due to stockholder	786,840
Other current liabilities	623,149
Deferred income taxes	—

Total current liabilities	3,078,380
Deferred compensation	612,078
Deferred income taxes—long term	193,000
Long term debt	135,986

Total liabilities	4,019,444
Stockholders’ equity:
Common stock; no par value, 1 share authorized and issued	25,565
Accumulated other comprehensive loss	(27,471)
Retained earnings	3,494,438

Total stockholders’ equity	3,492,532

Total liabilities and stockholders’ equity	€7,511,976

The accompanying notes are an integral part of the financial statements.

IMEREM Institute for Medical Research Management and Biometrics—
Institute für medizinisches Forschungsmanagement und
Biometrie—Ein unabhaengiges Forschungsunternehmen GmbH

Statement of Income
In Euros

12 Months
December 31, 2007

Service revenue	€4,030,386
Other income	158,924

Total revenue	4,189,310
Direct costs	2,277,925
Selling, general, and administrative expenses	718,925
Depreciation and amortization	78,441

Income from operations	1,114,019
Interest expense	(45,071)
Interest income	64,145

Income before provision for income taxes	1,133,093
Provision for income taxes	369,601

Net income	€763,492

The accompanying notes are an integral part of the financial statements.

IMEREM Institute for Medical Research Management and Biometrics—
Institute für medizinisches Forschungsmanagement und Biometrie—Ein unabhaengiges Forschungsunternehmen GmbH

Statement of Stockholder’s Equity
In Euros

				Accumulated
				Other		Total
		Comprehensive		Comprehensive	Retained	Stockholder’s
	Share	Income	Amount	loss	Earnings	Equity

Balance at January 1, 2007	1	€—	€25,565	€(20,877)	€2,800,946	€2,805,634

Dividends to stockholder	—	763,492	—	—	(70,000)	(70,000)
Comprehensive income:
Net income	—		—	—	763,492	763,492
Unrealized loss on available-for-sale securities, net of tax	—		—	(6,594)	—	(6,594)
Total comprehensive income	—	(6,594)	—	—	—	—

Balance at December 31, 2007	1	756,898	€25,565	€(27,471)	€3,494,438	€3,492,532

The accompanying notes are an integral part of the financial statements.

IMEREM Institute for Medical Research Management and Biometrics—
Institute für medizinisches Forschungsmanagement und Biometrie—Ein unabhaengiges Forschungsunternehmen GmbH
Statement of Cash Flows
In Euros

12 Months Ended
December 31, 2007

Operating activities
Net income	€763,486
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	78,441
Deferred tax provision (benefit)	(269,000)
Increase in cash value of life insurance	(120,153)
Changes in operating assets and liabilities:
Accounts receivable	(551,859)
Unbilled revenue	319,923
Prepaid expenses and other current assets	172,084
Accounts payable	8,226
Accrued expenses	188,354
Customer deposits	276,338
Deferred revenue	157,067
Deferred compensation	56,599
Other liabilities	57,732

Net cash provided by operating activities	1,137,244
Investing activities
Change in restricted cash	(276,338)
Proceeds from sale of investments	476,930
Purchase of intangible assets	(37,504)
Purchase of property and equipment	(30,424)

Net cash provided by investing activities	132,664
Financing activities
Principal payment on long-term debt	(119,522)
Dividends	(70,000)

Net cash used in financing activities	(189,522)
Net change in cash	1,080,386
Cash and cash equivalents, beginning of period	577,082

Cash and cash equivalents, end of period	€1,657,468

The accompanying notes are an integral part of the financial statements.

IMEREM Institute for Medical Research Management and Biometrics—
Institute für medizinisches Forschungsmanagement und Biometrie—
Ein unabhaengiges Forschungsunternehmen GmbH

Notes to Financial Statements
December 31, 2007

1. Nature of Business

IMEREM Institute for Medical Research Management and Biometrics—Institute für medizinisches Forschungsmanagement und Biometrie—Ein unabhaengiges Forschungsunternehmen GmbH (the “Company” or “Imerem”) is a Clinical Resource Organization (CRO), providing high-quality, efficient and flexible clinical development solutions to the pharmaceutical industry. The Company is able to leverage its high degree of clinical expertise, industry knowledge and specialization to reduce the expense and time frame of clinical development. The Company’s revenues are generated principally from customers located in Germany, while it does support clients and perform services in several European countries.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with an original maturity of three months or less from date of purchase.

Restricted Cash

The Company receives cash in advance from certain customers specifically for the payment of investigator fees relating to specific projects. Such amounts are recorded in restricted cash and short term customer deposits in the accompanying consolidated balance sheets.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash and accounts receivable. The Company performs periodic evaluations of the financial institutions in which its cash is invested. The majority of the Company’s revenues and accounts receivable are derived from pharmaceutical companies located in Germany. The Company’s four largest customers accounted for approximately 29%, 29%, 20% and 11% of service revenue during the year ended December 31, 2007.

The four largest customers represented approximately 35%, 12%, 20% and 8% of the accounts receivable balance at December 31, 2007. No other customers represented more than 10% of net service revenue or accounts receivable during the period. The Company provides an allowance for doubtful accounts based on experience and specifically identified risks. Accounts receivable are carried at amounts due from customers and charged off against the allowance for doubtful accounts when management determines that recovery is unlikely and the Company ceases collection efforts. At December 31, 2007, the allowance for doubtful accounts totaled approximately €11,000.

Marketable Securities

The Company determines the appropriate classification of its investments in equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Marketable equity securities are classified as available for sale, and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in stockholder’s equity.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for repairs and maintenance which do not extend the useful life of the related assets are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from 1 to 36 years.

Revenue and Cost Recognition

The majority of the Company’s service revenue is derived from fee-for-service contracts, some of which are fixed-price contracts. Revenues and the related costs of fee-for-service contracts are recognized in the period in which services are performed. Fixed-price contract revenue is recognized as services are performed. The Company measures progress for fixed price contracts using the concept of proportional performance based upon a unit-based output method. Under the unit-based output method, output units are pre-defined in the contract and revenue is recognized based upon completion of such output units. Revenue related to contract modifications is recognized when realization is assured and the amounts are reasonably determinable. Adjustments to contract estimates are made in the periods in which the facts that require the revisions become known. When the revised estimate indicates a loss, such loss is provided for in the financial statements during that period. No such losses were recognized in 2007. Deferred revenue represents amounts billed to customers in excess of revenue recognized.

Value Added Taxes

The Company accounts for value added taxes as a net component of selling, general, and administrative expenses in accordance with EITF 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement.”

Comprehensive Income

The Company’s comprehensive income was as follows (in Euros):

Year
Ended
December 31,
2007

Net income as reported	€763,492
Other comprehensive income (loss):
Unrealized loss on available-for-sale securities, net of tax	(6,594)

Comprehensive income	€756,898

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, Accounting for Contingencies. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. The Company does not expect the adoption of FIN 48 to have a material impact on its financial condition or results of operations.

Recently Issued Accounting Pronouncements

In September 2006 the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements (SFAS No. 157).” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157,” which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted SFAS No. 157 for the fiscal year beginning January 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until our fiscal year beginning January 1, 2009. The Company is currently assessing the potential effect of the adoption of the remaining provisions of SFAS No. 157 on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” or SFAS No. 159. This standard permits, but does not require, all entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, an entity would report unrealized gains and losses in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is not electing to adopt the provisions permitting the measurement of eligible financial assets and liabilities at January 1, 2008 using the fair value option.

In June 2007, the FASB reached a consensus on EITF Issue No. 07-03, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities.” EITF 07-03 requires companies to defer and capitalize, until the goods have been delivered or the related services have been rendered, non-refundable advance payments for goods that will be used or services that will be performed in future research and development activities. EITF 07-03 is effective for fiscal years beginning after December 15, 2007. The Company does not expect EITF 07-03 will have a material impact on its financial condition or results of operations.

In December 2007, the FASB reached a consensus on EITF Issue No. 07-01, “Accounting for Collaborative Arrangements.” EITF 07-01 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-01 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the required disclosures related to these arrangements. EITF 07-01 is effective for fiscal years beginning after December 15, 2008. The Company does not expect EITF 07-01 will have a material impact on its financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS 141(R). FAS 141(R) expands the definition of a business and a business combination, requires that: the purchase price of an acquisition, including the issuance of equity securities to be determined on the acquisition date, be recorded at fair value at the acquisition date; all assets, liabilities, contingent consideration, contingencies and in-process research and development costs of an acquired business be recorded at fair value at the acquisition date; acquisition costs generally be expensed as incurred; restructuring costs generally be expensed in periods subsequent to the acquisition date; and changes be made in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period to impact income tax expense. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect SFAS 141(R) will have a material impact on its financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” or SFAS 160. SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. An ownership interest in subsidiaries held by parties other than the parent should be presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. SFAS 160 requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for similarly to equity transactions. When a subsidiary is deconsolidated, any retained noncontrolling equity investment should be initially measured at fair value, with any gain or loss recognized in earnings. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests. SFAS 160 is effective for fiscal years, including interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect SFAS 160 will have a material impact on its financial condition or results of operations.

3. Property and Equipment

Property and equipment consist of the following (in Euros):

		December 31,
	Useful life	2007

Buildings	36 years	€586,009
Furniture and fixtures	1-15 years	114,567

		700,576
Less accumulated depreciation		(41,143)

		€659,433

4. Marketable Securities

Available-for-sale securities consist primarily of debt securities that are due within one to three years. Net unrealized holding losses on available-for-sale securities in the amount of €9,594, net of tax of €3,000 for the year ended December 31, 2007 have been included in accumulated other comprehensive income. Proceeds from the sale of available-for-sale securities totaled €476,930 for the year ended December 31, 2007. The specific identification method is used to measure the cost of securities sold. There were no realized gains or losses on those sales.

The following is a summary of investments in available-for-sale debt securities (in Euros):

Year Ended
December 31,
2007

Amortized Cost	€1,136,000
Gross unrealized losses	(40,471)

Fair value	€1,095,529

5. Long Term Debt

The Company has a term note payable to a bank expiring March 31, 2012. The note is collateralized by a building, is guaranteed by the sole shareholder of the Company and bears interest at 5.25%. The balance of the note was paid in full in July 2007.

The Company also has a term note payable to a bank expiring January 31, 2014. The note is collateralized by a building, is guaranteed by the sole shareholder of the Company and bears interest at 5.20% At December 31, 2007 the outstanding balance on this note totaled €157,340.

Aggregate maturities of long-term debt for the years ending December 31, 2008 through 2013 and beyond are as follows (in Euros):

2008	€21,354
2009	23,405
2010	24,651
2011	25,964
2012	27,364
2013 and beyond	34,602

€157,340
Current maturities	21,354

€135,986

6. Retirement Plan

The Company maintains a defined benefit retirement plan (Plan), which covers only the Company’s Managing Director and sole shareholder as defined in the Plan. Under the Plan, actuarial calculations are performed annually by Bayern—Versicherung to calculate the amount required to fund the Plan in order to meet the terms of the guaranteed payout over the expected life of the participant. This provision has been endowed with a life insurance policy on the Company’s sole shareholder for the full amount in accordance with all applicable local tax laws and in accordance with the terms of the Plan as of December 31, 2007. The Company’s sole shareholder has a lien against the life insurance policy in the event of non-payment of the amount due under the retirement plan.

7. Income Taxes

Income before income taxes consists of the following components (in Euros):

Year Ended
December 31,
2007

Income before income taxes	€1,133,093

The provision for income taxes is as follows:

Year Ended
December 31,
2007

Current:	€638,601
Deferred:	(269,000)

Total	€369,601

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

Year Ended
December 31,
2007

Current deferred tax assets:
Customer deposits	€115,000
Other	23,000

138,000
Gross deferred tax liabilities:
Unbilled/deferred revenues	279,000
Accrued expenses	35,000
Other	8,000

322,000

Net deferred tax liabilities	€(184,000)

Presented in the accompanying balance sheet as follows:
Long-term deferred tax assets	€9,000
Current deferred tax liabilities	(193,000)
Long-term deferred tax liabilities	—

€(184,000)

8. Commitments

The Company uses certain equipment under various operating leases.

Future minimum lease payments subsequent to December 31, 2007 under non-cancelable operating leases are as follows (in Euros):

Operating
Leases

2008	€42,462
2009	26,146
2010	9,382

Total minimum lease payments	€77,990

Lease expense is included in selling, general, and administrative expenses in the accompanying statements of income and totaled approximately €49,500 for the year ended December 31, 2007.

9. Related Party Transactions

During 2007, the Company extended several interest free loans to other companies, where the sole stockholder of the Company was also a stockholder. The loans totaled approximately €70,000 and have been recorded as dividends in the accompanying financial statements.

In September 2005, the sole stockholder of the Company loaned the Company €350,000. During 2007, the sole stockholder of the Company made various advances to the Company which have been added to the balance due to stockholder. Interest accrues on the entire balance due to stockholder at a rate of 4% and has been added to the balance due to stockholder. Interest expense related to the loans and advances included in the accompanying statement of income totaled €22,908 for the year ended December 31, 2007. The loan and advances are due on demand.

10. Cash Flows Information

Supplemental information relative to the statements of cash flows for the year ended December 31, 2007 is as follows (in Euros):

Year Ended
December 31,
2007

Supplemental disclosures of cash flows information:
Cash payments for:
Interest	€11,437

Taxes	€321,129

11. Subsequent Events

On December 22, 2008 the stockholder of Imerem sold 100% of his interest in the Company to an unrelated party.

IMEREM Institute for Medical Research Management and Biometrics—
Institute für medizinisches Forschungsmanagement und
Biometrie—Ein unabhaengiges Forschungsunternehmen GmbH

Unaudited Condensed Balance Sheet
In Euros

September 30, 2008
(unaudited)

Assets
Current assets:
Cash and cash equivalents	€1,480,833
Restricted cash	251,842
Unbilled revenues	766,682
Accounts receivable, less allowance for doubtful accounts	1,224,583
Prepaid expenses and other current assets	130,679

Total current assets	3,854,619
Intangible assets, net	56,004
Property and equipment, net	640,041
Cash surrender value of life insurance	725,720

Total assets	€5,276,384

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	€171,610
Accrued expenses	248,746
Customer deposits	251,842
Deferred revenue	537,429
Due to stockholder	454,183
Total current liabilities	1,663,810
Deferred compensation	612,078
Deferred income taxes—long term	188,386
Long term debt	135,986

Total liabilities	2,600,260
Stockholders’ equity:
Common stock	25,565
Comprehensive income	(27,471)
Retained earnings	2,678,030

Total stockholders’ equity	2,676,124

Total liabilities and stockholders’ equity	€5,276,384

The accompanying notes are an integral part of the financial statements.

IMEREM Institute for Medical Research Management and Biometrics—
Institute für medizinisches Forschungsmanagement und Biometrie—Ein unabhaengiges Forschungsunternehmen GmbH

Unaudited Condensed Statements of Income
In Euros

	Nine Months Ended September 30,
	2008	2007
	(unaudited)

Service revenue	€2,551,850	€3,022,790
Other Income	36,788	119,193

Total revenue	2,588,638	3,141,983
Direct costs	1,527,711	1,708,444
Selling, general, and administrative expenses	528,430	539,198
Depreciation and amortization	53,449	58,831

Income from operations	479,048	835,510
Interest expense	(32,000)	(33,803)
Interest income	99,820	44,647
Gain due to financial investments	—	3,462

Net income before provision for income taxes	546,868	849,815
Provision for income taxes	207,810	277,201

Net income	€339,058	€572,615

The accompanying notes are an integral part of the financial statements.

IMEREM Institute for Medical Research Management and Biometrics—
Institute für medizinisches Forschungsmanagement und Biometrie—Ein unabhaengiges Forschungsunternehmen GmbH

Unaudited Condensed Statements of Cash Flows
In Euros

	Nine Months Ended September 30,
	2008	2007
	(unaudited)

Operating activities
Net income	€339,058	€572,615
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	53,449	56,306
Deferred tax expense (benefit)	4,386	(272,000)
Changes in operating assets and liabilities:
Accounts receivable	130,725	(551,859)
Unbilled revenue	595,142	19,923
Increase in cash value of life insurance	—	56,599
Prepaid expenses and other current assets	(2,853)	122,084
Other assets	(131,424)	(21,029)
Accounts payable	156,374	8,230
Accrued expenses	(56,707)	(190,308)
Customer deposits	(436,006)	99,999
Deferred revenue	(122,425)	57,067
Other liabilities	(623,149)	53,838

Net cash used in operating activities	(93,430)	(45,134)
Investing activities
Change in restricted cash	436,007	(100,000)
Change in short term investments	1,165,529	167,401
Change in intangible assets	(17,558)	(207)
Purchase of property and equipment	(34,057)	(42,729)

Net cash provided by investing activities	1,549,921	24,465
Financing activities
Net repayments on lines of credit	—	(115,628)
Dividends	(1,300,468)	—
Shareholder loan	(332,658)	22,908

Net cash used in financing activities	(1,633,126)	(36,121)
Net change in cash	(176,635)	(63,384)
Cash and cash equivalents, beginning of period	1,657,468	577,082

Cash and cash equivalents, end of period	€1,480,833	€513,698

Supplemental disclosures of cash flow information
Cash paid during the period for:
Income taxes	€510,181	€701,396

The accompanying notes are an integral part of the financial statements.

IMEREM Institute for Medical Research Management and Biometrics—
Institute für medizinisches Forschungsmanagement und
Biometrie—Ein unabhaengiges Forschungsunternehmen GmbH

Notes to Unaudited Condensed Financial Statements
September 30, 2008

1. Nature of Business

IMEREM Institute for Medical Research Management and Biometrics—Institute für medizinisches Forschungsmanagement und Biometrie—Ein unabhaengiges Forschungsunternehmen GmbH (the “Company” or “Imerem”) is a Clinical Resource Organization (CRO), providing high-quality, efficient and flexible clinical development solutions to the pharmaceutical industry. The Company is able to leverage its high degree of clinical expertise, industry knowledge and specialization to reduce the expense and time frame of clinical development. The Company’s revenues are generated principally from customers located in Germany, while it does support clients and perform services in several European countries.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with an original maturity of three months or less from date of purchase.

Restricted Cash

The Company receives cash in advance from certain customers specifically for the payment of investigator fees relating to specific projects. Such amounts are recorded in restricted cash and short term customer deposits in the accompanying consolidated balance sheets.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash and accounts receivable. The Company performs periodic evaluations of the financial institutions in which its cash is invested. The majority of the Company’s revenues and accounts receivable are derived from pharmaceutical companies located in Germany. The Company’s four largest customers accounted for approximately 26%, 22%, 19% and 19% of service revenue during the nine months ended September 30, 2008, the Company’s four largest customers accounted for approximately 29%, 29%, 20% and 11% of service revenue during the nine months ended September 30, 2007.

The four largest customers represented approximately 29%, 20%, 10% and 9% of the accounts receivable balance at September 30, 2008. No other customers represented more than 10% of net service revenue or accounts receivable during those periods or at those times. The Company provides an allowance for doubtful accounts based on experience and specifically identified risks. Accounts receivable are carried at amounts due from customers and charged off against the allowance for doubtful accounts when management determines that recovery is unlikely and the Company ceases collection efforts. During the periods contained within, the Company had not identified any specific risks, and therefore no allowance for doubtful accounts was booked.

Marketable Securities

The Company determines the appropriate classification of its investments in equity securities at the time of purchase and reevaluates such determinations at each balance-sheet date marketable equity securities are classified as available for sale, and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders’ equity.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for repairs and maintenance which do not extend the useful life of the related assets are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from 1 to 36 years.

Revenue and Cost Recognition

The majority of the Company’s service revenue is derived from fee-for-service contracts, some of which are fixed-price contracts. Revenues and the related costs of fee-for-service contracts are recognized in the period in which services are performed. Fixed-price contract revenue is recognized as services are performed. The Company measures progress for fixed price contracts using the concept of proportional performance based upon a unit-based output method. Under the unit-based output method, output units are pre-defined in the contract and revenue is recognized based upon completion of such output units. Revenue related to contract modifications is recognized when realization is assured and the amounts are reasonably determinable. Adjustments to contract estimates are made in the periods in which the facts that require the revisions become known. When the revised estimate indicates a loss, such loss is provided for in the financial statements during that period. No such losses were recognized in 2008 or 2007. Deferred revenue represents amounts billed to customers in excess of revenue recognized. Accounts receivable from customers, which represent deposits to be applied to customer invoices in future years or returned to the customer upon expiration of the contract are recorded in long term customer deposits.

Comprehensive Income

The Company’s comprehensive income was as follows:

	Nine Months Ended September 30,
	2008	2007

Net income as reported	€339,058	€572,615
Other comprehensive loss:
Unrealized loss on available-for-sale securities, net of tax	—	(6,594)

Comprehensive income	€339,058	€566,021

Recently Issued Accounting Pronouncements

See Note 2 to the audited financial statements for the fiscal year ended December 31, 2007.

3. Property and Equipment

Property and equipment consist of the following:

		September 30,
	Useful life	2008
Buildings	36 years	€586,009
Furniture and fixtures	1-15 years	109,437

		695,446
Less accumulated depreciation		(55,405)

		€640,041

4. Long Term Debt

The Company has a term note payable to a bank expiring March 31, 2012. The note is secured by a building, is guaranteed by the sole shareholder of the Company and bears interest at 5.25%. The balance of the note was paid in full in July 2007.

The Company also has a term note payable to a bank expiring January 31, 2014. The note is collateralized by a building, is guaranteed by a the sole shareholder of the Company and bears interest at 5.20% At December 31, 2007, the outstanding balance on this note totaled €157,340.

Aggregate maturities of long-term debt for the years ending December 31, 2008 through 2013 and beyond are as follows (in Euros):

2008	€21,354
2009	23,405
2010	24,651
2011	25,964
2012	27,364
2013 and beyond	34,602

€157,340
Current maturities	21,354

€135,986

5. Retirement Plan

The Company maintains a defined benefit retirement plan (Plan), which covers only the Company’s Managing Director and sole shareholder as defined in the Plan. Under the Plan, actuarial calculations are performed annually by Bayern—Versicherung to calculate the amount required to fund the Plan in order to meet the terms of the guaranteed payout over the expected life of the participant. This provision has been endowed with a life insurance policy on the Company’s sole shareholder for the full amount in accordance with all applicable local tax laws and in accordance with the terms of the Plan as of December 31, 2007. The Company’s sole shareholder has a lien against the life insurance policy in the event of non-payment of the amount due under the retirement plan.

6. Commitments and Contingencies

The Company uses certain equipment under various operating leases.

Future minimum lease payments subsequent to December 31, 2007 under non-cancelable operating leases are as follows:

Operating
Leases

2008	€10,661
2009	26,146
2010	9,382

Total minimum lease payments	€46,189

7. Subsequent Events

On December 22, 2008 the shareholder of Imerem sold 100% of his interest in the Company to an unrelated party.

Independent Auditor’s Report

The Board of Directors and Stockholders
Infociencia S.L. and Infociencia Clinical Research S.L.

We have audited the accompanying combined balance sheet of Infociencia S.L. and Infociencia Clinical Research S.L. as of December 31, 2007, and the related combined statements of operations, stockholders equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Infociencia S.L. and Infociencia Clinical Research S.L. as of December 31, 2007, and the combined results of their operations and their cash flows for the year then ended,, in conformity with accounting principles generally accepted in the United States.

/s/ McGladrey & Pullen, LLP

Chicago, Illinois
March 9, 2009

Infociencia S.L. and Infociencia Clinical Research S.L.

Combined Balance Sheet
In Euros

December 31,
2007

Assets
Current assets:
Cash and cash equivalents	€352,501
Restricted cash	4,586,862
Available for sale securities	256,772
Accounts receivable	3,100,389
Grant receivable	1,559,135
Income tax receivable	32,866
Due from stockholders	300,000
Prepaid expenses and other current assets	18,074

Total current assets	10,206,599
Intangible assets	11,839
Equipment, net	184,442
Other current assets	20,204

Total assets	€10,423,084

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	2,242,577
Customer deposits	4,025,516
Accrued expenses	769,827
Deferred revenue	138,873
Other current liabilities	58,110
Total current liabilities	7,234,903
Grant debt	809,009

Total liabilities	8,043,912
Stockholders’ equity:
Common stock; €1 par value; 416,278 shares authorized, issued and outstanding	416,278
Additional paid in capital	106,605
Retained earnings	1,856,289

Total stockholders’ equity	2,379,172

Total liabilities and stockholders’ equity	€10,423,084

The accompanying notes are an integral part of the financial statements.

Infociencia S.L. and Infociencia Clinical Research S.L.

Combined Statement of Income
In Euros

12 Months Ended
December 31, 2007

Service revenue	€6,176,375
Reimbursement revenue	6,817,885
Other revenue	654,666

Total revenue	13,648,926
Direct costs	3,054,183
Reimbursable out-of-pocket costs	6,817,885
Selling, general, and administrative expenses	2,522,329
Depreciation and amortization	70,587

Income from operations	1,263,942
Interest expense	1,412
Loss on disposal of assets	462
Realized loss on available for sale securities	107,797
Other income	156,262

Income before provision for income taxes	1,230,533
Provision for income taxes	288,597

Net income	€941,936

The accompanying notes are an integral part of the financial statements.

Infociencia S.L. and Infociencia Clinical Research S.L.

Combined Statement of Stockholders’ Equity
In Euros

				Accumulated
			Additional	Other		Total
	Comprehensive	Common	Paid In	Comprehensive	Retained	Stockholders’
	Income	Stock	Capital	Income (loss)	Earnings	Equity

Balance at January 1, 2007	€—	€416,278	€106,605	€9,470	€1,103,592	€1,635,945

Dividends	—	—	—	—	(189,239)	(189,239)
Comprehensive income:
Net income	941,936	—	—	—	941,936	941,936
Other comprehensive income:
Unrealized gain on available-for-sale securities, net tax	(9,470)	—	—	(9,470)	—	(9,470)

Comprehensive income	932,466	—	—	—	—	—

Balance at December 31, 2007		€416,278	€106,605	€—	€1,856,289	€2,379,172

The accompanying notes are an integral part of the financial statements.

Infociencia S.L. and Infociencia Clinical Research S.L.

Combined Statement of Cash Flows
In Euros

12 Months Ended
December 31, 2007

Operating activities
Net income	€941,936
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	70,587
Realized loss on available for sale securities	107,797
Changes in operating assets and liabilities:
Accounts receivable	(547,135)
Income taxes receivable	68,247
Grants receivable	(1,187,892)
Prepaid expenses and other current assets	36,596
Other assets	(4,116)
Accounts payable	213,426
Customer deposits	913,958
Accrued expenses	242,795
Deferred revenue	(3,599)
Other current liabilities	12,229
Other liabilities	250,942

Net cash provided by operating activities	1,115,771
Investing activities
Restricted cash	(915,238)
Intangible assets	(1,697)
Due from stockholders	(300,000)
Purchase of equipment	(105,000)

Net cash used in investing activities	(1,321,935)
Financing activities
Dividends	(189,239)

Net cash used in financing activities	(189,239)
Net change in cash	(395,403)

Cash and cash equivalents, beginning of period	€747,904

Cash and cash equivalents, end of period	€352,501

Supplemental disclosures of cash flow information
Cash paid during the period for:
Income taxes	€163,930

Infociencia S.L. and Infociencia Clinical Research S.L.

Notes to Combined Financial Statements
December 31, 2007

1. Nature of Business

Infociencia S.L. and Infociencia Clinical Research S.L. (referred to collectively as the “Company” or “Infociencia”) are Clinical Resource Organization’s (CRO’s), providing high-quality, efficient and flexible clinical development solutions to the pharmaceutical industry. The Company is able to leverage its high degree of clinical expertise, industry knowledge and specialization to reduce the expense and time frame of clinical development. The Company’s revenues are generated principally from customers located in Spain, while it does support clients and perform services in several European countries.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with an original maturity of three months or less from date of purchase.

Restricted Cash

The Company receives cash in advance from certain customers specifically for the payment of investigator fees relating to specific projects. Such amounts are recorded in restricted cash and short term customer deposits in the accompanying consolidated balance sheets.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash and accounts receivable. The Company performs periodic evaluations of the financial institutions in which its cash is invested. The majority of the Company’s revenues and accounts receivable are derived from pharmaceutical companies located in Spain. The Company’s two largest customers accounted for approximately 17% and 14% of service revenue during the year ended December 31, 2007.

The two largest customers represented approximately 7% and 0% of the accounts receivable balance at December 31, 2007 while three other customers represented approximately 47%, 16% and 15% of the accounts receivable balance at December 31, 2007. No other customers represented more than 10% of net service revenue or accounts receivable during the period. The Company provides an allowance for doubtful accounts based on experience and specifically identified risks. Accounts receivable are carried at amounts due from customers and charged off against the allowance for doubtful accounts when management determines that recovery is unlikely and the Company ceases collection efforts. During the period contained within, the Company had not identified any specific risks, and therefore no allowance for doubtful accounts has been recorded.

Grant Receivable

Grant receivables mainly include receivables from government bodies related to research and development grants. When the grants are approved, the Company records a receivable for the total amount of the grant. Income is recognized upon receipt of official communication from the public entity granting the subsidy. The projects are typically completed in the year the grants are received. When a project overlaps a year-end, a reasonable average for the split of work load is determined.

Principles of Combination

The combined financial statements include the accounts of Infociencia S.L and Infociencia Clinical Research S.L., which are under common ownership. All significant intercompany balances and transactions have been eliminated in combination.

Marketable Securities

The Company determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determination at each-balance sheet date Marketable debt securities are classified as available for sale, and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in stockholders equity.

Equipment

Equipment is recorded at cost. Expenditures for repairs and maintenance which do not extend the useful life of the related assets are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from 1 to 10 years.

Revenue and Cost Recognition

The majority of the Company’s service revenue is derived from fee-for-service contracts, some of which are fixed-price contracts. Revenues and the related costs of fee-for-service contracts are recognized in the period in which services are performed. Fixed-price contract revenue is recognized as services are performed. The Company measures progress for fixed price contracts using the concept of proportional performance based upon a unit-based output method. Under the unit-based output method, output units are pre-defined in the contract and revenue is recognized based upon completion of such output units. Revenue related to contract modifications is recognized when realization is assured and the amounts are reasonably determinable. Adjustments to contract estimates are made in the periods in which the facts that require the revisions become known. When the revised estimate indicates a loss, such loss is provided for in the financial statements during that period. No such losses were recognized in 2007. Deferred revenue represents amounts billed to customers in excess of revenue recognized. Accounts receivable from customers, which represent deposits to be applied to customer invoices in future years or returned to the customer upon expiration of the contract are recorded in long term customer deposits.

In connection with the management of clinical trials, the Company pays, on behalf of its clients, fees to investigators and test subjects as well as other out-of-pocket costs for items such as travel, printing, meetings and couriers. The Company’s clients reimburse the Company for these costs. As required by EITF 01-14, amounts paid by the Company as a principal for out-of-pocket costs are included in direct costs as reimbursable out-of-pocket expenses and the reimbursements the Company receives as a principal are reported as reimbursed out-of-pocket revenue. In the statements of operations, the Company combines amounts paid by the Company as an agent for out-of-pocket costs with the corresponding reimbursements, or revenue, the Company receives as an agent. During the year ended December 31, 2007 fees paid to investigators and other fees the Company paid as an agent and the associated reimbursements were approximately €6,818,000.

Reporting Currency

The reporting currency of the Company is the Euro.

Income Taxes

The Company accounts for income taxes using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts reportable for income tax purposes. The Company recognizes deferred tax assets on deductible temporary differences and deferred tax liabilities on taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. As those differences reverse, they will enter into the determination of future taxable income included in the consolidated tax returns. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, Accounting for Contingencies. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. The Company does not expect the adoption of FIN 48 to have a material impact on its financial condition or results of operations.

Recently Issued Accounting Pronouncements

In September 2006 the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements (SFAS No. 157).” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157,” which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted SFAS No. 157 for the fiscal year beginning January 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until our fiscal year beginning January 1, 2009. The Company is currently assessing the potential effect of the adoption of the remaining provisions of SFAS No. 157 on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” or SFAS No. 159. This standard permits, but does not require, all entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, an entity would report unrealized gains and losses in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is not electing to adopt the provisions permitting the measurement of eligible financial assets and liabilities at January 1, 2008 using the fair value option.

In June 2007, the FASB reached a consensus on EITF Issue No. 07-03, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities.” EITF 07-03 requires companies to defer and capitalize, until the goods have been delivered or the related services have been rendered, non-refundable advance payments for goods that will be used or services that will be performed in future research and development activities. EITF 07-03 is effective for fiscal years beginning after December 15, 2007. The Company does not expect EITF 07-03 will have a material impact on its financial condition or results of operations.

In December 2007, the FASB reached a consensus on EITF Issue No. 07-01, “Accounting for Collaborative

Arrangements.” EITF 07-01 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-01 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the required disclosures related to these arrangements. EITF 07-01 is effective for fiscal years beginning after December 15, 2008. The Company does not expect EITF 07-01 will have a material impact on its financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS 141(R). FAS 141(R) expands the definition of a business and a business combination, requires that: the purchase price of an acquisition, including the issuance of equity securities to be determined on the acquisition date, be recorded at fair value at the acquisition date; all assets, liabilities, contingent consideration, contingencies and in-process research and development costs of an acquired business be recorded at fair value at the acquisition date; acquisition costs generally be expensed as incurred; restructuring costs generally be expensed in periods subsequent to the acquisition date; and changes be made in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period to impact income tax expense. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect SFAS 141(R) will have a material impact on its financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” or SFAS 160. SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. An ownership interest in subsidiaries held by parties other than the parent should be presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. SFAS 160 requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for similarly to equity transactions. When a subsidiary is deconsolidated, any retained noncontrolling equity investment should be initially measured at fair value, with any gain or loss recognized in earnings. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests. SFAS 160 is effective for fiscal years, including interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect SFAS 160 will have a material impact on its financial condition or results of operations.

3. Equipment

Equipment consists of the following (in Euros):

	Useful life	December 31, 2007

Furniture and fixtures	1 to 10 years	€314,697

Less accumulated depreciation		(130,255)

		€184,442

4. Marketable Securities

Available-for-sale securities consist primarily of debt securities that are due within three to ten years. During 2007, the Company recognized € 107,797 of other-than-temporary impairment losses on available-for-sale securities. The impairment charges for the Marketable securities were recognized in light of significant subsequent loss on sale of securities in 2008. This created a new adjusted cost basis of €256,772.

The following is a summary of investments in available-for-sale debt securities (in Euros):

Year Ended
December 31, 2007

Amortized Cost	€256,772
Fair value	€256,772

5. Grant Debt

The Company has numerous outstanding grant loans from government institutions. These loans bear zero interest and have a two-year grace period for payments. The Company is not required to pay back the government as long as they submit qualifying expenses.

The aggregate amounts of remaining payments required on all long-term grant debt at December 31, 2007, are as follows (in Euros):

2009	€94,299
2010	94,299
2011	137,344
2012	137,344
2013	137,344
Thereafter	208,379

€809,009

6. Stockholder’s Equity

Components of stockholder’s equity at December 31, 2007 is presented below.

Year Ended
December 31,
2007

Common stock, Infociencia SL:
€1 par value; authorized 398,278 shares;	€398,278
issued and outstanding 398,278 shares
Common stock, Infociencia Clinical Research S.L.:
€1 par value; authorized 18,000 shares;
issued and outstanding 398,278 shares	18,000

€416,278

Additional paid-in capital, Infociencia SL	€106,605

Accumulated other comprehensive income, Infociencia SL	€—

Retained Earnings:	€1,856,289

7. Income Taxes

Income before income taxes consists of the following component (in Euros):

Year Ended
December 31,
2007

Income before income taxes	€1,230,533

The provision for income taxes is as follows (in Euros):

Year Ended
December 31,
2007

Provision for income taxes	€288,597

The income tax provision differs from the amount of income tax determined by applying statutory federal income tax rate to pretax income from continuing operations for the year ended December 31, 2007, due to the following (in Euros):

2007

Computed tax	€430,687
Decrease in income taxes from tax credits	(142,090)

Total	€288,597

8. Commitments

The Company uses certain equipment under various operating leases.

Future minimum lease payments subsequent to December 31, 2007 under non-cancelable operating leases are as follows (in Euros):

Operating
Leases

2008	€7,944
2009	9,468
2010	9,468
2011	9,468
2012	6,258
Thereafter	3,045

Total minimum lease payments	€37,707

Rent expense under the non-cancelable operating leases for the year ended December 31, 2007 was € 9,292.

In addition to the operating leases listed above, the Company leases office space in two locations. The office space is leased on a month to month agreement, and can be cancelled without penalty at any time. Rent expense under such arrangements was approximately € 99,715 during the year ended December 31, 2007.

The Company is involved in various claims incidental to the conduct of its business. Management does not believe that any such claims to which the Company is a party, both individually and in the aggregate, will have a material adverse effect on the Company’s financial position or results of operations.

9. Related Party Transactions (in Euros)

During November 2007, the Company extended three interest bearing loans to the major stockholders of Infociencia. There was a €100,000 loan made to each major shareholder at 5% interest rate. The Company had earned interest income of €2,500 in 2007. The loans are due in full in March 2008.

10. Subsequent Events (in Euros)

During 2008, the Company sold 100% of its available-for-sale securities. The original costs of the securities were €350,000, the adjusted cost at December 31, 2007 was €256,772 and were sold for €214,200. The sale of the securities resulted in a realized loss of €42,475 that will be recognized in 2008.

In 2008, the €300,000 in stockholders loans were repaid to the Company along with accrued interest.

On December 22, 2008 the stockholders of Infociencia S.L. and Infociencia Clinical Research S.L. sold 100% of their interest in the Company to an unrelated party.

Infociencia S.L. and Infociencia Clinical Research S.L.

Unaudited Condensed Combined Balance Sheet
In Euros

September 30, 2008
(unaudited)

Assets
Current assets:
Cash and cash equivalents	€1,266,585
Restricted cash	2,761,668
Accounts receivable, less allowance for doubtful accounts	1,899,314
Income tax receivable	606,835
Prepaid expenses and other current assets	16,969

Total current assets	6,551,372
Intangible assets	7,309
Equipment, net	656,178
Other non current assets	350,005

Total assets	€7,564,865

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	3,105,269
Deferred revenue	2,761,668

Total current liabilities	5,866,937
Grant debt	812,621

Total liabilities	6,679,558
Stockholders’ equity:
Additional paid in capital	416,278
Accumulated other comprehensive loss	(65,988)
Retained earnings	535,015

Total stockholders’ equity	885,305

Total liabilities and stockholders’ equity	€7,564,863

The accompanying notes are an integral part of the financial statements.

Infociencia S.L. and Infociencia Clinical Research S.L.

Unaudited Condensed Combined Statements of Operations
In Euros

	Nine Months Ended September 30,
	2008	2007
	(unaudited)

Service revenue	€3,684,080	€3,363,172
Reimbursement revenue	2,522,588	6,385,898
Other revenue	153,362	212,686

Total revenue	6,360,030	9,961,756
Direct costs	2,211,596	1,423,734
Reimbursable out-of-pocket costs	2,522,588	6,385,898
Selling, general, and administrative expenses	1,049,559	1,352,178
Depreciation and amortization	337,955	63,220

Income from operations	238,332	736,728
Other income	107,125	87,612

Income before provision for income taxes	345,457	824,340
Provision for income taxes	90,027	228,265

Net income	€255,430	€596,075

The accompanying notes are an integral part of the financial statements.

Infociencia S.L. and Infociencia Clinical Research S.L.

Unaudited Condensed Combined Statements of Cash Flows
In Euros

	Nine Months Ended September 30,
	2008	2007
	(unaudited)

Net income	€255,430	€596,075
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	337,955	63,220
Changes in operating assets and liabilities:
Accounts receivable	1,201,075	1,562,239
Income taxes payable (receivable)	1,017,505	(1,143,261)
Notes receivable	40,000	—
Prepaid expenses and other current assets	301,104	36,601
Other assets	(73,029)	(4,446)
Accounts payable	(1,219,623)	137,548
Deferred revenue	(138,873)	—
Other liabilities	3,615	294,229

Net cash provided by operating activities	1,725,159	1,542,205
Investing activities
Change in restricted cash	1,825,194	(250,080)
Change in intangible assets	4,530	(11,636)
Purchase of property and equipment	(809,691)	(463,442)

Net cash provided by (used in) investing activities	1,020,033	(725,158)
Financing activities
Dividends	(1,831,108)	—

Net cash used in financing activities	(1,831,108)	—
Net change in cash	914,084	817,047

Cash and cash equivalents, beginning of period	352,501	747,904

Cash and cash equivalents, end of period	€1,266,585	€1,564,951

Supplemental disclosures of cash flow information
Cash paid during the period for:
Income taxes	€471,336	€163,930

The accompanying notes are an integral part of the financial statements.

Infociencia S.L. and Infociencia Clinical Research S.L.

Notes to Unaudited Condensed Combined Financial Statements
September 30, 2008

1. Nature of Business

Infociencia S.L. and Infociencia Clinical Research S.L. (referred to collectively as the “Company” or “Infociencia”) are Clinical Resource Organization’s (CROs), providing high-quality, efficient and flexible clinical development solutions to the pharmaceutical industry. The Company is able to leverage its high degree of clinical expertise, industry knowledge and specialization to reduce the expense and time frame of clinical development. The Company’s revenues are generated principally from customers located in Spain, while it does support clients and perform services in several European countries.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with an original maturity of three months or less from date of purchase.

Restricted Cash

The Company receives cash in advance from certain customers specifically for the payment of investigator fees relating to specific projects. Such amounts are recorded in restricted cash and short term customer deposits in the accompanying combined balance sheets.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash and accounts receivable. The Company performs periodic evaluations of the financial institutions in which its cash is invested. The majority of the Company’s revenues and accounts receivable are derived from pharmaceutical companies located in France. The Company’s two largest customers accounted for approximately 34% and 14% of service revenue during the nine months ended September 30, 2008, the Company’s two largest customers accounted for approximately 17% and 14% of service revenue during the nine months ended September 30, 2007.

The two largest customers represented approximately 35% and 12% of the accounts receivable balance at September 30, 2008. No other customers represented more than 10% of net service revenue or accounts receivable during those periods or at those times. The Company provides an allowance for doubtful accounts based on experience and specifically identified risks. Accounts receivable are carried at fair value and charged off against the allowance for doubtful accounts when management determines that recovery is unlikely and the Company ceases collection efforts. During the periods contained within, the Company had not identified any specific risks, and therefore no allowance for doubtful accounts was booked.

Principles of Combination

The combined financial statements include the accounts of Infociencia S.L. and Infociencia Clinical Research S.L. All significant intercompany balances and transactions have been eliminated in combination.

Equipment

Equipment is recorded at cost. Expenditures for repairs and maintenance which do not extend the useful life of the related assets are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from 1 to 10 years.

Revenue and Cost Recognition

The majority of the Company’s service revenue is derived from fee-for-service contracts, some of which are fixed-price contracts. Revenues and the related costs of fee-for-service contracts are recognized in the period in which services are performed. Fixed-price contract revenue is recognized as services are performed. We measure progress for fixed price contracts using the concept of proportional performance based upon a unit-based output method. Under the unit-based output method, output units are pre-defined in the contract and revenue is recognized based upon completion of such output units. Revenue related to contract modifications is recognized when realization is assured and the amounts are reasonably determinable. Adjustments to contract estimates are made in the periods in which the facts that require the revisions become known. When the revised estimate indicates a loss, such loss is provided for in the financial statements during that period. No such losses were recognized in 2008 or 2007. Deferred revenue represents amounts billed to customers in excess of revenue recognized. Accounts receivable from customers, which represent deposits to be applied to customer invoices in future years or returned to the customer upon expiration of the contract are recorded in long term customer deposits.

In connection with the management of clinical trials, the Company pays, on behalf of its clients, fees to investigators and test subjects as well as other out-of-pocket costs for items such as travel, printing, meetings and couriers. The Company’s clients reimburse the Company for these costs. As required by EITF 01-14, amounts paid by the Company as a principal for out-of-pocket costs are included in direct costs as reimbursable out-of-pocket expenses and the reimbursements the Company receives as a principal are reported as reimbursed out- of-pocket revenue. In the statements of operations, the Company combines amounts paid by the Company as an agent for out-of-pocket costs with the corresponding reimbursements, or revenue, the Company receives as an agent. During the years ended September 30, 2008 and 2007 fees paid to investigators and other fees the Company paid as an agent and the associated reimbursements were approximately €2,523,000 and €6,386,000 respectively.

Income Taxes

The Company accounts for income taxes using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts reportable for income tax purposes.

Recently Issued Accounting Pronouncements

See Note 2 to the audited financial statements for the fiscal years ended December 31, 2007.

3. Equipment

Equipment consist of the following:

		September 30,
	Useful life	2008

Furniture and fixtures	1 to 10 years	€792,081

Less accumulated depreciation		(135,903)

		€656,178

4. Commitments and Contingencies

The Company uses certain equipment under various operating leases.

Future minimum lease payments subsequent to September 30, 2008 under non-cancelable operating leases are as follows:

Operating Leases

2008	€1,986
2009	9,468
2010	9,468
2011	6,258
2012	3,045
Thereafter	1,524

Total minimum lease payments	€31,749

In addition to the operating leases listed above, the Company leases office space in two locations. The office space is leased on a month to month agreement, and can be cancelled without penalty at any time. Rent expense under such arrangements was €76,850 and €74,785 during the nine months ended September 30, 2008 and 2007, respectively.

5. Subsequent Events

On December 22, 2008 the shareholders of Infociencia sold 100% of their interest in the Company to an unrelated party.

Independent Auditor’s Report

The Board of Directors and Stockholders
Therapharm Recherches Th. R.

We have audited the accompanying balance sheet of Therapharm Recherches Th. R. as of December 31, 2007, and the related statements of operations, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Therapharm Recherches Th. R. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

/s/ McGladrey & Pullen, LLP

Chicago, Illinois
March 9, 2009

Therapharm Recherches Th. R.

Balance Sheet
In Euros

December 31, 2007

Assets
Current assets:
Cash and cash equivalents	€764,746
Restricted cash	423,534
Accounts receivable	1,913,224
Unbilled revenue	648,949
Income tax receivable	182,335
Prepaid expenses and other current assets	182,145

Total current assets	4,114,933
Leasehold improvements and equipment, net	117,035

Total assets	€4,231,968

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	€631,789
Accrued expenses	994,024
Customer deposits	400,000
Deferred revenue	1,572,759
Other current liabilities	81,971

Total current liabilities	3,680,543
Other liabilities	87,755

Total liabilities	3,768,298
Stockholders’ equity:
Stock at par value, 1,409 shares authorized, issued and outstanding	38,043
Additional paid in capital	370,746
Accumulated retained earnings	54,881

Total stockholders’ equity	463,670

Total liabilities and stockholders’ equity	€4,231,968

The accompanying notes are an integral part of the financial statements.

Therapharm Recherches Th. R.

Statement of Income
In Euros

12 Months Ended
December 31, 2007

Service revenue	€5,785,044
Reimbursable revenue	1,940,439

Total revenue	7,725,483
Direct costs	3,745,187
Reimbursable expense	1,940,439
Selling, general, and administrative expenses	1,269,295
Depreciation and amortization	83,369

Income from operations	687,193
Other expense	(2,760)
Other income	11,966

Income before provision for income taxes	696,399
Provision for income taxes	245,383

Net income	€451,016

The accompanying notes are an integral part of the financial statements.

Therapharm Recherches Th. R.

Statement of Stockholder’s Equity
In Euros

			Accumulated
		Additional	Retained	Total
	Common	Paid In	Earnings	Stockholder’s
	Stock	Capital	(Deficit)	Equity

Balance at January 1, 2007	€38,043	€370,746	€(396,135)	€12,654
Net income	—	—	451,016	451,016

Balance at December 31, 2007	€38,043	€370,746	€54,881	€463,670

The accompanying notes are an integral part of the financial statements.

Therapharm Recherches Th. R.

Statement of Cash Flows
In Euros

12 Months Ended
December 31, 2007

Operating activities
Net income	€451,016
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	83,369
Changes in operating assets and liabilities:
Unbilled revenue	(163,751)
Accounts receivable	(593,959)
Prepaid expenses and other current assets	(61,047)
Accounts payable	61,120
Accrued expenses	223,329
Customer deposits	400,000
Deferred revenue	474,204
Other current liabilities	81,971
Other liabilities	(16,100)

Net cash provided by operating activities	940,152
Investing activities
Change in restricted cash	(400,000)
Purchase of leasehold improvements and equipment	(23,339)

Net cash used in investing activities	(423,339)
Net change in cash	516,813

Cash and cash equivalents, beginning of period	€247,933

Cash and cash equivalents, end of period	€764,746

The accompanying notes are an integral part of the financial statements.

Therapharm Recherches Th. R.

Notes to Financial Statements
December 31, 2007

1. Nature of Business

Therapharm Recherches Th. R. (the “Company” or “Therapharm”) is a Clinical Resource Organization (CRO), providing high-quality, efficient and flexible clinical development solutions to the pharmaceutical industry. The Company is able to leverage its high degree of clinical expertise, industry knowledge and specialization to reduce the expense and time frame of clinical development. The Company’s revenues are generated principally from customers located in France, while it does support clients and perform services in several European countries.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with an original maturity of three months or less from date of purchase.

Restricted Cash

The Company receives cash in advance from certain customers specifically for the payment of investigator fees relating to specific projects. Such amounts are recorded in restricted cash and short term customer deposits in the accompanying consolidated balance sheets.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash and accounts receivable. The Company performs periodic evaluations of the financial institutions in which its cash is invested. The majority of the Company’s revenues and accounts receivable are derived from pharmaceutical companies located in France. The Company’s largest customer accounted for approximately 11% of service revenue during the year ended December 31, 2007.

The four largest customers represented approximately 16%, 14%, 13% and 11% of the accounts receivable balance at December 31, 2007. No other customers represented more than 10% of net service revenue or accounts receivable during those periods or at those times. The Company provides an allowance for doubtful accounts based on experience and specifically identified risks. Accounts receivable are carried at the amounts due from customers and charged off against the allowance for doubtful accounts when management determines that recovery is unlikely and the Company ceases collection efforts. During the period contained within, the Company had not identified any specific risks, and therefore no allowance for doubtful accounts was booked.

Leasehold Improvements and Equipment

Leasehold improvements and equipment are recorded at cost. Expenditures for repairs and maintenance which do not extend the useful life of the related assets are charged to expense as incurred. Depreciation and amortization expense is computed using the straight-line method over the estimated useful lives of the assets ranging from 1 to 10 years.

Revenue and Cost Recognition

The majority of the Company’s service revenue is derived from fee-for-service contracts, some of which are fixed-price contracts. Revenues and the related costs of fee-for-service contracts are recognized in the period in which services are performed. Fixed-price contract revenue is recognized as services are performed. The Company measures progress for fixed price contracts using the concept of proportional performance based upon a unit-based output method. Under the unit-based output method, output units are pre-defined in the contract and revenue is recognized based upon completion of such output units. Revenue related to contract modifications is recognized when realization is assured and the amounts are reasonably determinable. Adjustments to contract estimates are made in the periods in which the facts that require the revisions become known. When the revised estimate indicates a loss, such loss is provided for in the financial statements during that period. No such losses were recognized in 2007. Deferred revenue represents amounts billed to customers in excess of revenue recognized. Unbilled revenue represents revenue recognized in excess of amounts billed.

In connection with the management of clinical trials, the Company pays, on behalf of its clients, fees to investigators and test subjects as well as other out-of-pocket costs for items such as travel, printing, meetings and couriers. The Company’s clients reimburse the Company for these costs. As required by EITF 01-14, amounts paid by the Company as a principal for out-of-pocket costs are included in direct costs as reimbursable out-of-pocket expenses and the reimbursements the Company receives as a principal are reported as reimbursed out-of-pocket revenue. During the year ended December 31, 2007, fees paid to investigators and other fees the Company paid as an agent and the associated reimbursements were approximately €1,940,000 and are included in the statements of operations as reimbursable revenue and expense.

Foreign Currency

The reporting currency of the Company is the Euro.

Value Added Taxes

The Company accounts for value added taxes as a net component of selling, general, and administrative expenses in accordance with EITF 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement.”

Income Taxes

The Company is a member of a group that files a consolidated tax return in France. Accordingly, income taxes payable to (refundable from) the tax authority is recognized on the financial statements of the parent company who is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member’s inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return.

The Company also recognizes deferred tax assets on deductible temporary differences and deferred tax liabilities on taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. As those differences reverse, they will enter into the determination of future taxable income included in the consolidated tax returns. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, Accounting for Contingencies. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated.

Recently Issued Accounting Pronouncements

In September 2006 the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements (SFAS No. 157).” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157,” which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted SFAS No. 157 for the fiscal year beginning January 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until our fiscal year beginning January 1, 2009. The Company is currently assessing the potential effect of the adoption of the remaining provisions of SFAS No. 157 on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” or SFAS No. 159. This standard permits, but does not require, all entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, an entity would report unrealized gains and losses in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is not electing to adopt the provisions permitting the measurement of eligible financial assets and liabilities at January 1, 2008 using the fair value option.

In June 2007, the FASB reached a consensus on EITF Issue No. 07-03, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities.” EITF 07-03 requires companies to defer and capitalize, until the goods have been delivered or the related services have been rendered, non-refundable advance payments for goods that will be used or services that will be performed in future research and development activities. EITF 07-03 is effective for fiscal years beginning after December 15, 2007. The Company does not expect EITF 07-03 will have a material impact on its financial condition or results of operations.

In December 2007, the FASB reached a consensus on EITF Issue No. 07-01, “Accounting for Collaborative Arrangements.” EITF 07-01 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-01 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the required disclosures related to these arrangements. EITF 07-01 is effective for fiscal years beginning after December 15, 2008. The Company does not expect EITF 07-01 will have a material impact on its financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS 141(R). FAS 141(R) expands the definition of a business and a business combination, requires that: the purchase price of an acquisition, including the issuance of equity securities to be determined on the acquisition date, be recorded at fair value at the acquisition date; all assets, liabilities, contingent consideration, contingencies and in-process research and development costs of an acquired business be recorded at fair value at the acquisition date; acquisition costs generally be expensed as incurred; restructuring costs generally be expensed in periods subsequent to the acquisition date; and changes be made in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period to impact income tax expense. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect SFAS 141(R) will have a material impact on its financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” or SFAS 160. SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. An ownership interest in subsidiaries held by parties other than the parent should be presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. SFAS 160 requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for similarly to equity transactions. When a subsidiary is deconsolidated, any retained noncontrolling equity investment should be initially measured at fair value, with any gain or loss recognized in earnings. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests. SFAS 160 is effective for fiscal years, including interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect SFAS 160 will have a material impact on its financial condition or results of operations.

3. Leasehold Improvements and Equipment

Furniture and equipment consist of the following (in Euros):

		December 31,
	Useful life	2007

Leasehold improvements	10 years	€134,494
Technical facilities, materials and tools	2 to 3 years	242,287
Computer equipment	1 to 3 years	404,385
Furniture and fixtures	2 to 3 years	301,547

		1,082,713
Less accumulated depreciation		(965,678)

		€117,035

4. Income Taxes

Income before income taxes consists of the following components (in Euros):

Year Ended
December 31,
2007

Income before income taxes	€696,399

The provision for income taxes is as follows:

Year Ended
December 31,
2007

Current:	€245,383
Total	€245,383

5. Commitments and Contingencies

The Company occupies its corporate headquarters and other offices and uses certain equipment under various operating leases. The Company’s current lease for its corporate headquarters expires in December 2015 and its Caen location lease expires in December 2010. Rent expense under such office and equipment arrangements was approximately €418,000 during the years ended December 31, 2007.

Future minimum lease payments subsequent to December 31, 2007 under capital and noncancelable operating leases are approximately as follows (in Euros):

Operating Leases

2008	€556,000
2009	529,000
2010	464,000
2011	396,000
2012	379,000
Thereafter	1,107,000

Total minimum lease payments	€3,431,000

The Company is involved in various claims incidental to the conduct of its business. Management does not believe that any such claims to which the Company is a party, both individually and in the aggregate, will have a material adverse effect on the Company’s financial position results of operations, or cash flows.

6. Related Party Transactions

During 2007, the Company was the subject of a lawsuit by one of its clients. The lawsuit was subsequently settled out of court by Therapharm’s parent company APA Research S.A.S. (“APA”). Although the settlement was between APA and the client, Therapharm guaranteed the payment to the client. The settlement was for €740,000 to be paid back over a period of ten years, or in full upon a change in control of Therapharm’s ownership structure.

7. Subsequent Events

On December 23, 2008 the stockholder of APA sold 100% of its interest in the Company to an unrelated party. Commensurate with the sale, the settlement amount (Note 6) was paid in full and Therapharm was not required to perform on its guarantee.

Therapharm Recherches Th. R.

Unaudited Condensed Balance Sheet
In Euros

September 30, 2008
(unaudited)

Assets
Current assets:
Cash and cash equivalents	€623,013
Restricted cash	423,534
Accounts receivable, less allowance for doubtful accounts	2,179,962
Unbilled revenue	474,336
Income tax receivable	221,156
Prepaid expenses and other current assets	133,135

Total current assets	4,055,136
Leasehold improvements and equipment, net	173,233

Total assets	€4,228,369

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	€662,138
Accrued expenses	1,040,630
Customer deposits	417,879
Deferred revenue	1,303,770
Other current liabilities	3,720

Total current liabilities	3,428,137
Other liabilities	24,670

Total liabilities	3,452,807
Stockholders’ equity:
Stock at par value	38,043
Additional paid in capital	370,746

Accumulated deficit
Stock at par value, 1,409 shares authorized, issued, and outstanding	38,043
Additional paid in capital	370,746
Accumulated retained earnings	366,773

Total stockholders’ equity	775,562

Total liabilities and stockholders’ equity	€4,228,369

The accompanying notes are an integral part of the financial statements.

Therapharm Recherches Th. R.

Unaudited Condensed Statements of Operations
In Euros

	Nine Months Ended
	September 30,
	2008	2007
	(unaudited)

Service revenue	€4,467,093	€4,338,783
Reimbursable revenue	1,498,367	1,455,329

Total revenue	5,965,460	5,794,112
Direct costs	1,936,322	2,808,890
Reimbursable expense	1,498,367	1,455,329
Selling, general, and administrative expenses	1,793,019	941,359
Depreciation and amortization	45,979	62,527

Income from operations	691,773	526,007
Other expense	(2,700)	(2,070)
Other income	5,676	8,975

Income before provision for income taxes	694,749	532,912
Provision for income taxes	(229,267)	(197,212)

Net income	€465,482	€335,700

The accompanying notes are an integral part of the financial statements.

Therapharm Recherches Th. R.

Unaudited Condensed Statements of Cash Flows
In Euros

	Nine Months Ended
	September 30,
	2008	2007
	(unaudited)

Operating activities
Net income	€465,482	€335,700
Adjustments to reconcile net cash provided by operating activities:
Depreciation and amortization	45,979	62,527
Changes in operating assets and liabilities:
Work in progress	174,613	(163,751)
Accounts receivable	(266,738)	(893,959)
Income taxes receivable	(38,821)	—
Prepaid expenses and other current assets	49,010	(11,047)
Accounts payable	30,349	91,120
Accrued expenses	46,606	313,885
Customer deposits	17,879	400,000
Deferred revenue	(268,989)	474,204
Other current liabilities	(78,251)	88,975
Other liabilities	(63,085)	(35,570)

Net cash provided by operating activities	114,043	662,084
Investing activities
Change in restricted cash	—	(400,000)
Purchase of leasehold improvements and equipment	(102,177)	(2,497)

Net cash used in investing activities	(102,177)	(402,497)
Financing activities
Dividends	(153,590)	—

Net cash used in financing activities	(153,590)	—
Net change in cash	(141,733)	259,587

Cash and cash equivalents, beginning of period	764,746	247,933

Cash and cash equivalents, end of period	€623,013	€507,520

The accompanying notes are an integral part of the financial statements.

Therapharm Recherches Th. R.

Notes to Unaudited Condensed Financial Statements
September 30, 2008

1. Nature of Business

Therapharm Recherches Th. R. (the “Company” or “Therapharm”) is a Clinical Resource Organization (CRO), providing high-quality, efficient and flexible clinical development solutions to the pharmaceutical industry. The Company is able to leverage its high degree of clinical expertise, industry knowledge and specialization to reduce the expense and time frame of clinical development. The Company’s revenues are generated principally from customers located in France, while it does support clients and perform services in several European countries.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with an original maturity of three months or less from date of purchase.

Restricted Cash

The Company receives cash in advance from certain customers specifically for the payment of investigator fees relating to specific projects. Such amounts are recorded in restricted cash and short term customer deposits in the accompanying consolidated balance sheets.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash and accounts receivable. The Company performs periodic evaluations of the financial institutions in which its cash is invested. The majority of the Company’s revenues and accounts receivable are derived from pharmaceutical companies located in France. The Company’s two largest customers accounted for approximately 15% and 10% of service revenue during the nine months ended September 30, 2008, the Company’s largest customer accounted for approximately 11% of service revenue during the nine months ended September 30, 2007.

The two largest customers represented approximately 28% and 13% of the accounts receivable balance at September 30, 2008. No other customers represented more than 10% of net service revenue or accounts receivable during those periods or at those times. The Company provides an allowance for doubtful accounts based on experience and specifically identified risks. Accounts receivable are carried at fair value and charged off against the allowance for doubtful accounts when management determines that recovery is unlikely and the Company ceases collection efforts. During the periods contained within, the company had not identified any specific risks, and therefore no allowance for doubtful accounts was booked.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for repairs and maintenance which do not extend the useful life of the related assets are charged to expense as incurred. Depreciation and amortization expense is computed using the straight-line method over the estimated useful lives of the assets ranging from 1 to 10 years.

Revenue and Cost Recognition

The majority of the Company’s service revenue is derived from fee-for-service contracts, some of which are fixed-price contracts. Revenues and the related costs of fee-for-service contracts are recognized in the period in which services are performed. Fixed-price contract revenue is recognized as services are performed. The Company measures progress for fixed price contracts using the concept of proportional performance based upon a unit-based output method. Under the unit-based output method, output units are pre-defined in the contract and revenue is recognized based upon completion of such output units. Revenue related to contract modifications is recognized when realization is assured and the amounts are reasonably determinable. Adjustments to contract estimates are made in the periods in which the facts that require the revisions become known. When the revised estimate indicates a loss, such loss is provided for in the financial statements during that period. No such losses were recognized in 2008 or 2007. Deferred revenue represents amounts billed to customers in excess of revenue recognized. Unbilled revenue represents revenue recognized in excess of amounts billed.

In connection with the management of clinical trials, the Company pays, on behalf of its clients, fees to investigators and test subjects as well as other out-of-pocket costs for items such as travel, printing, meetings and couriers. The Company’s clients reimburse the Company for these costs. As required by EITF 01-14, amounts paid by the Company as a principal for out-of-pocket costs are included in direct costs as reimbursable out-of-pocket expenses and the reimbursements the Company receives as a principal are reported as reimbursed out-of-pocket revenue. In the statements of operations, the Company combines amounts paid by the Company as an agent for out-of-pocket costs with the corresponding reimbursements, or revenue, the Company receives as an agent. During the years ended September 30, 2008 and 2007 fees paid to investigators and other fees the Company paid as an agent and the associated reimbursements were approximately €1,455,000 and €1,498,000 respectively.

Income Taxes

The Company accounts for income taxes using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts reportable for income tax purposes.

Recently Issued Accounting Pronouncements

See Note 2 to the audited financial statements for the fiscal year ended December 31, 2007.

3. Leasehold Improvements and Equipment

Leasehold improvements and equipment consist of the following:

	Useful life	September 30, 2008
		(Unaudited)

Leasehold improvements	10 years	€67,457
Technical facilities, materials and tools	2 to 3 years	242,287
Computer equipment	1 to 3 years	272,348
Furniture and fixtures	2 to 3 years	560,113

		1,142,205
Less accumulated depreciation		(968,973)

		€173,232

4. Commitments and Contingencies

The Company occupies its corporate headquarters and other offices and uses certain equipment under various operating leases. The Company’s current lease for its corporate headquarters expires in March 2015. Rent expense under such arrangements was approximately € 327,465 and € 277,500 during the nine months ended September 30, 2008 and 2007, respectively.

Future minimum lease payments subsequent to December 31, 2007 under capital and noncancelable operating leases are as follows:

Operating Leases

2008	€139,007
2009	528,999
2010	464,096
2011	395,923
2012	379,421
Thereafter	1,107,359

Total minimum lease payments	€3,014,805

The Company is involved in various claims incidental to the conduct of its business. Management does not believe that any such claims to which the Company is a party, both individually and in the aggregate, will have a material adverse effect on the Company’s financial position or results of operations.

5. Related Party Transactions

During 2006 and into 2007, the Company was the subject of a lawsuit by one of its clients. The lawsuit was subsequently settled out of court by Therapharm’s parent company APA Research S.A.S. (“APA”). Although the settlement was between APA and the client, Therapharm guaranteed the payment to the client. The settlement was for €740,000 to be paid back over a period of ten years, or in full upon a change in control of Therapharm’s ownership structure.

6. Subsequent Events

On December 23, 2008 the shareholders of Therapharm, APA, sold 100% of their interest in the Company to an unrelated party. Commensurate with the sale, the litigation settlement amount was paid in full and Therapharm was not required to perform on its guarantee.

           Shares

Common Stock

Prospectus

Jefferies & Company

William Blair & Company           Lazard Capital Markets

          , 2010

Until          , 2010 (25 days after the date of this prospectus), all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All of the amounts shown are estimated except the SEC registration fee, the NASDAQ initial listing fee, and the FINRA filing fee.

Securities and Exchange Commission registration fee	$7,130
NASDAQ Global Market initial listing fee	125,000
FINRA filing fee	10,500
Printing expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Transfer agent fees and expenses	*
Miscellaneous	*

Total	*

*	To be supplied by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (“DGCL”) provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as us, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Our Second Restated Certificate of Incorporation, as amended, and our Amended and Restated By-laws provide that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Our Second Restated Certificate of Incorporation, as amended, and our Amended and Restated By-laws provide that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense of settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, provided that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of such other court shall deem proper.

We are also permitted to apply for insurance on behalf of any director, officer, employee or agent for liability arising out of his actions, whether or not the corporation’s provisions for indemnification would permit indemnification.

Item 15.	Recent Sales of Unregistered Securities.

On August 30, 2007 we issued 15,758,497 shares of our common stock to the stockholders of Old RPS in connection with the merger of Longxia Acquisition, Inc. with and into Old RPS with Old RPS being the surviving corporation and the subsequent merger of Old RPS with and into ReSearch Pharmaceutical Services, LLC, our wholly-owned subsidiary. The issuance of the shares to the former shareholders of Old RPS was exempt from registration under Section 4(2) of the Securities Act because shares were issued to a limited number of existing shareholders of Old RPS and did not involve a public offering.

On December 6, 2007 we granted an option to purchase 450,000 shares of our common stock at an exercise price of $5.05 to Daniel Perlman, which is subject to vesting. The issuance of the option was exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D as a transaction not involving a public offering.

On December 6, 2007 we granted an option to purchase 120,000 shares of our common stock at an exercise price of $5.05 to Harris Koffer, which is subject to vesting. The issuance of the option was exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D as a transaction not involving a public offering.

On December 6, 2007 we granted an option to purchase 180,000 shares of our common stock at an exercise price of $5.05 to Steven Bell, which is subject to vesting. The issuance of the option was exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D as a transaction not involving a public offering.

On December 17, 2008 we issued 2,794,029 shares of our common stock to our wholly owned Netherlands-based subsidiary, RPS Dutch BV, upon payment of aggregate consideration of €5,457,088 ($7,818,241 at the exchange rate on December 17, 2008) and 1,404,856 shares of our common stock to our wholly owned Spain-based subsidiary, RPS Spain, upon payment of aggregate consideration of €2,743,859 ($3,928,479 at the exchange rate on December 17, 2008) as part of the acquisitions described below. The shares were issued to our subsidiaries in reliance upon the exemption from registration under Section 4(2) of the Securities Act as transactions not involving a public offering.

On December 22, 2008, RPS Dutch BV entered into and consummated a definitive stock purchase agreement to purchase all of the issued and outstanding shares of Imerem, a Germany-based clinical research organization, from the sole shareholder of Imerem. In addition, RPS Spain entered into and consummated a definitive stock purchase agreement to purchase all of the issued and outstanding shares of Infociencia, a Spain-based clinical research organization, from Infociencia’s shareholders.

On December 23, 2008, RPS Dutch BV entered into and consummated a definitive stock purchase agreement to purchase all of the issued and outstanding shares of Therapharm, a French-based clinical research organization, from Therapharm’s sole shareholder.

RPS Dutch BV transferred 1,296,165 shares of our common stock with an aggregate value of $2,275,000 to the shareholder of Imerem. RPS Dutch BV transferred 1,497,864 shares of our common stock with an aggregate value of $2,625,000 to the shareholder of Therapharm. RPS Spain transferred 1,404,856 shares of our common stock with an aggregate value of $2,450,000 to the shareholders of Infociencia. The shares of common stock transferred by RPS Dutch BV to the shareholders of Imerem and Therapharm, and the shares of common stock transferred by RPS Spain to the shareholders of Infociencia were transferred in reliance upon exemptions from registration for transactions which constitute “offshore transactions” as defined in Regulation S under the Securities Act.

On July 10, 2009, in connection with the consummation of the purchase of the issued and outstanding shares of Paramax, a British Virgin Islands-based company operating a clinical research organization subsidiary (Paramax International (Beijing) Inc.) in Beijing and Shanghai, China, pursuant to a definitive share purchase agreement between RPS Dutch BV and Paramax dated March 30, 2009, we issued 530,973 shares of our common stock to RPS Dutch BV upon payment of aggregate consideration of $1,061,946. The shares were issued to RPS Dutch BV in reliance upon the exemption from registration under Section 4(2) of the Securities Act as a transaction not involving a public offering.

On July 10, 2009, RPS Dutch BV transferred 530,973 shares of our common stock to the shareholder of Paramax in consideration for all of the issued and outstanding shares of Paramax. The shares were transferred to the shareholder of Paramax in reliance upon exemptions from registration for transactions which constitute “offshore transactions” as defined in Regulation S under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit No.		Description

1	.1*	Form of Underwriting Agreement
2	.1**	Agreement and Plan of Merger dated as of April 26, 2007 among Cross Shore Acquisition Corporation, Longxia Acquisition, Inc., Research Pharmaceutical Services, Inc., The RPS Securityholders and Daniel M. Perlman and Daniel Raynor, as the RPS Securityholders Committee
2	.2**	First Amendment to Agreement and Plan of Merger dated as of June 5, 2007 among Cross Shore Acquisition Corporation, Longxia Acquisition, Inc., Research Pharmaceutical Services, Inc., and Daniel M. Perlman and Daniel Raynor, as the RPS Securityholders Committee
2	.3**	Second Amendment to Agreement and Plan of Merger dated as of July 6, 2007 among Cross Shore Acquisition Corporation, Longxia Acquisition, Inc., Research Pharmaceutical Services, Inc., and Daniel M. Perlman and Daniel Raynor, as the RPS Securityholders Committee
2	.4**	Agreement for the Sale and Purchase of the Share Capital in IMEREM Institute for Medical Research Management and Biometrics—Institut für medizinisches Forschungsmanagement und Biometrie—Ein unabhaengiges Forschungsunternehmen GmbH dated December 22, 2008
2	.5**	Agreement for the Sale and Purchase of the Share Capital in Infociencia, S.L. dated December 22, 2008
2	.6**	Agreement for the Sale and Purchase of the Share Capital in Therapharm Recherches Th.R. dated December 23, 2008
2	.7**	Share Purchase Agreement Relating to Paramax International Inc. dated March 30, 2009
3	.1**	Second Restated Certificate of Incorporation of Cross Shore Acquisition Corporation, as amended
3	.2†	Amended and Restated By-laws of ReSearch Pharmaceutical Services, Inc.
4	.1**	Registration Rights Agreement dated as of August 30, 2007 between Cross Shore Acquisition Corporation and Daniel M. Perlman and Daniel Raynor as the RPS Securityholders Committee
4	.2**	Investor Rights Agreement dated as of April 24, 2006 among Cross Shore Acquisition Corporation, Sunrise Securities Corp. and Collins Stewart Limited

Exhibit No.		Description

4	.3**	Registration Rights Agreement dated as of April 24, 2006 by and among Cross Shore Acquisition Corporation, Stephen Stonefield, Jon Burgman, CSA I, LLC, CSA II, LLC, CSA III, LLC, and Sunrise Securities Corp.
4	.4**	Specimen Certificate of Common Stock
4	.5**	ReSearch Pharmaceutical Services, Inc. 2007 Equity Incentive Plan
5	.1*	Opinion of Drinker Biddle & Reath LLP
10	.1**	Pennsylvania Full Service Lease between Brandywine Operating Partnership, L.P. and ReSearch Pharmaceutical Services, Inc. for 520 Virginia Drive, Fort Washington, Pennsylvania, dated as of August 7, 2006
10	.2**	Revolving Credit and Security Agreement by and among ReSearch Pharmaceutical Services, Inc. and PNC Bank, N.A. dated November 1, 2006
10	.3**	First Amendment and Waiver by and among ReSearch Pharmaceutical Services, Inc. and PNC Bank, N.A. dated August 29, 2007
10	.4**	Third Amendment to Revolving Credit and Security Agreement by and among ReSearch Pharmaceutical Services, Inc and PNC Bank, N.A. dated July 9, 2009
10	.5**	Employment Agreement dated April 26, 2007 between Cross Shore Acquisition Corporation and Daniel Perlman
10	.6**	Employment Agreement dated April 26, 2007 between Cross Shore Acquisition Corporation and Harris Koffer
10	.7**	Employment Agreement dated April 26, 2007 between Cross Shore Acquisition Corporation and Steven Bell
10	.8**	Employment Agreement dated December 6, 2007 between ReSearch Pharmaceutical Services, LLC and Samir Shah
10	.9**	Employment Agreement dated April 28, 2001 between ReSearch Pharmaceutical Services, Inc. and Janet Brennan
10	.10**	Standard form of Non-Qualified Stock Option Award Agreement
10	.11**	Standard form of Replacement Incentive Stock Option Award Agreement
10	.12**	Agreement Concerning Board of Directors dated August 20, 2007 between ReSearch Pharmaceutical Services, Inc. and Pangaea One Acquisition Holdings I, LLC
10	.13**	Share Repurchase Agreement dated October 4, 2007 between ReSearch Pharmaceutical Services, Inc. and Pangaea One Acquisition Holdings I, LLC
10	.14**	Consulting Agreement dated November 16, 2007 between ReSearch Pharmaceutical Services, Inc. and Cartesian Capital Management, LLC
10	.15**	Employment Agreement Relating to Business Information, Trade Secrets and Non-Competition dated May 28, 2006 between ReSearch Pharmaceutical Services, Inc. and Harris Koffer
21	.1**	List of subsidiaries of ReSearch Pharmaceutical Services, Inc.
23	.1*	Consent of Drinker Biddle & Reath LLP (included in Exhibit 5.1)
23	.2†	Consent of Ernst & Young LLP
23	.3†	Consent of McGladrey & Pullen, LLP
24.1		Power of Attorney (included in signature pages of Form S-1 filed on June 18, 2010)

*	To be filed by amendment.

**	Previously filed.

†	Filed herewith.

(b)	Financial Statement Schedules.

All financial statement schedules have been omitted as they are not required, not applicable, or the required information is otherwise included in the notes to the consolidated financial statements.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fort Washington, Commonwealth of Pennsylvania, on October 1, 2010.

ReSearch Pharmaceutical Services, Inc.

/s/  Daniel Perlman

By:	Daniel M. Perlman
Title:	Chief Executive Officer and Chairman
of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Daniel Perlman Daniel M. Perlman	Chief Executive Officer (principal executive officer) and Chairman of the Board of Directors	October 1, 2010

/s/ Steven Bell Steven Bell	Executive Vice President of Finance, Chief Financial Officer (principal financial officer and principal accounting officer), Secretary, and Treasurer	October 1, 2010

* Harris Koffer	President, Chief Operating Officer and Director	October 1, 2010

* Thomas R. Armstrong	Director	October 1, 2010

* Jack H. Dean	Director	October 1, 2010

* James R. Macdonald	Director	October 1, 2010

* Warren W. Myers	Director	October 1, 2010

* Daniel Raynor	Director	October 1, 2010

Name		Title	Date

* Stephen E. Stonefield		Director	October 1, 2010

* Peter M. Yu		Director	October 1, 2010

*	Daniel Perlman, by signing his name hereto, does hereby sign this document on behalf of each of the above-named directors of the registrant pursuant to powers of attorney duly executed by such persons.

By:	/s/ Daniel Perlman Daniel PerlmanAttorney-in-fact

EXHIBIT LIST

Exhibit No.		Description

1	.1*	Form of Underwriting Agreement
2	.1**	Agreement and Plan of Merger dated as of April 26, 2007 among Cross Shore Acquisition Corporation, Longxia Acquisition, Inc., Research Pharmaceutical Services, Inc., The RPS Securityholders and Daniel M. Perlman and Daniel Raynor, as the RPS Securityholders Committee
2	.2**	First Amendment to Agreement and Plan of Merger dated as of June 5, 2007 among Cross Shore Acquisition Corporation, Longxia Acquisition, Inc., Research Pharmaceutical Services, Inc., and Daniel M. Perlman and Daniel Raynor, as the RPS Securityholders Committee
2	.3**	Second Amendment to Agreement and Plan of Merger dated as of July 6, 2007 among Cross Shore Acquisition Corporation, Longxia Acquisition, Inc., Research Pharmaceutical Services, Inc., and Daniel M. Perlman and Daniel Raynor, as the RPS Securityholders Committee
2	.4**	Agreement for the Sale and Purchase of the Share Capital in IMEREM Institute for Medical Research Management and Biometrics—Institut für medizinisches Forschungsmanagement und Biometrie—Ein unabhaengiges Forschungsunternehmen GmbH dated December 22, 2008
2	.5**	Agreement for the Sale and Purchase of the Share Capital in Infociencia, S.L. dated December 22, 2008
2	.6**	Agreement for the Sale and Purchase of the Share Capital in Therapharm Recherches Th.R. dated December 23, 2008
2	.7**	Share Purchase Agreement Relating to Paramax International Inc. dated March 30, 2009
3	.1**	Second Restated Certificate of Incorporation of Cross Shore Acquisition Corporation, as amended
3	.2†	Amended and Restated By-laws of ReSearch Pharmaceutical Services, Inc.
4	.1**	Registration Rights Agreement dated as of August 30, 2007 between Cross Shore Acquisition Corporation and Daniel M. Perlman and Daniel Raynor as the RPS Securityholders Committee
4	.2**	Investor Rights Agreement dated as of April 24, 2006 among Cross Shore Acquisition Corporation, Sunrise Securities Corp. and Collins Stewart Limited
4	.3**	Registration Rights Agreement dated as of April 24, 2006 by and among Cross Shore Acquisition Corporation, Stephen Stonefield, Jon Burgman, CSA I, LLC, CSA II, LLC, CSA III, LLC, and Sunrise Securities Corp.
4	.4**	Specimen Certificate of Common Stock
4	.5**	ReSearch Pharmaceutical Services, Inc. 2007 Equity Incentive Plan
5	.1*	Opinion of Drinker Biddle & Reath LLP
10	.1**	Pennsylvania Full Service Lease between Brandywine Operating Partnership, L.P. and ReSearch Pharmaceutical Services, Inc. for 520 Virginia Drive, Fort Washington, Pennsylvania, dated as of August 7, 2006
10	.2**	Revolving Credit and Security Agreement by and among ReSearch Pharmaceutical Services, Inc and PNC Bank, N.A. dated November 1, 2006
10	.3**	First Amendment and Waiver by and among ReSearch Pharmaceutical Services, Inc. and PNC Bank, N.A. dated August 29, 2007
10	.4**	Third Amendment to Revolving Credit and Security Agreement by and among ReSearch Pharmaceutical Services, Inc. and PNC Bank, N.A. dated July 9, 2009
10	.5**	Employment Agreement dated April 26, 2007 between Cross Shore Acquisition Corporation and Daniel Perlman
10	.6**	Employment Agreement dated April 26, 2007 between Cross Shore Acquisition Corporation and Harris Koffer
10	.7**	Employment Agreement dated April 26, 2007 between Cross Shore Acquisition Corporation and Steven Bell
10	.8**	Employment Agreement dated December 6, 2007 between ReSearch Pharmaceutical Services, LLC and Samir Shah
10	.9**	Employment Agreement dated April 28, 2001 between ReSearch Pharmaceutical Services, Inc. and Janet Brennan
10	.10**	Standard form of Non-Qualified Stock Option Award Agreement

Exhibit No.		Description

10	.11**	Standard form of Replacement Incentive Stock Option Award Agreement
10	.12**	Agreement Concerning Board of Directors dated August 20, 2007 between ReSearch Pharmaceutical Services, Inc. and Pangaea One Acquisition Holdings I, LLC
10	.13**	Share Repurchase Agreement dated October 4, 2007 between ReSearch Pharmaceutical Services, Inc. and Pangaea One Acquisition Holdings I, LLC
10	.14**	Consulting Agreement dated November 16, 2007 between ReSearch Pharmaceutical Services, Inc. and Cartesian Capital Management, LLC
10	.15**	Employment Agreement Relating to Business Information, Trade Secrets and Non-Competition dated May 28, 2006 between ReSearch Pharmaceutical Services, Inc. and Harris Koffer
21	.1**	List of subsidiaries of ReSearch Pharmaceutical Services, Inc.
23	.1*	Consent of Drinker Biddle & Reath LLP (included in Exhibit 5.1)
23	.2†	Consent of Ernst & Young LLP
23	.3†	Consent of McGladrey & Pullen, LLP
24.1		Power of Attorney (included in signature pages of Form S-1 filed on June 18, 2010)

*	To be filed by amendment.

**	Previously filed.

†	Filed herewith.